9/6

06017664

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Carso Global Telecom, S.A. de C.V.

*CURRENT ADDRESS Avenida Insurgentes Sur No. 3500, piso 5
Edificio Telmex, Colonia Peña Pobre, C.P. 14060
México, D.F.

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 25 2006
THOMSON
FINANCIAL

FILE NO. 82- 4377

FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☒
DEF 14A	(PROXY)	☐			

OICF/BY: mm

DATE: 10/19/06

Relevant Events of CARSO GLOBAL TELECOM, S!A DE C.V.

Date of Receipt at the BMV: November 23, 2004 16:51:00.0

Prefix:
EVENTORE

Ticker Symbol:
TELECOM

Date:
November 23, 2004

Corporate Name:
CARSO GLOBAL TELECOM, S.A. DE C.V.

Place:
MEXICO, D.F.

Matter:
PUBLIC CALL FOR ACQUISITION BY MEANS OF AN ELECTRONIC PUBLIC SALE, OF SECURITIES CERTIFICATES ISSUED BY CARSO GLOBAL TELECOM SA DE CV

Relevant Events:
Carso Global Telecom, S.A. de C.V., as the Issuer, and Inversora Bursátil, S.A. de C.V., Brokerage firm, Grupo Financiero Inbursa, and Casa de Bolsa Santander Serfin, S.A. de C.V., Grupo Financiero Santander Serfin as Placement agents, issue a CALL to the public at large to participate in a public sale of stock certificates with the following characteristics:

Characteristics of the Stock certificates:
Maximum amount of the Public sale: $2,250,000,000.00 (TWO BILLION TWO HUNDRED AND FIFTY MILLION PESOS 00/100 MEXICAN CURRENCY).
Number of Stock certificates: 22,500,000 (TWENTY TWO MILLION FIVE HUNDRED THOUSAND) Stock certificates.
Issuer: Carso Global Telecom, S.A. de C.V.
Security Type: Stock certificates.
Issuance Number: Fifth under the program
Ticker code: TELECOM 04-3.
Valid term of the issuance: 1427 days or approximately four years
Date of publication of the call to the public sale: November 23, 2004.
Date of the Public sale: November 24, 2004.
Date of publication of the winner of the Public sale: November 24, 2004.
BMV Registry Date: November 26, 2004.
Date of Publication of the Placement Notice for Information Purposes: November 25, 2004.
Issue Date: November 26, 2004.
Liquidation Date: November 26, 2004.
Expiration Date: October 23, 2008.
Type of Public sale: ONE RATE.
Mechanism of the Public sale: Electronic public sale, access available through the webpage www.sipo.com.mx; or by direct communication to the Control Table of the systems operator at telephone numbers 5625-4900 ext. 3664 and 3665.
Reference rate: The mathematical average of TIIE of the three 28 day periods each plus a surcharge, paying interest every 84 days.
Business Hours for receiving bids: 10:00 A.M. to 12:30 P.M.
Total amount authorized by the Program: $7,000,000,000.00 (SEVEN BILLION PESOS 00/100 MEXICAN CURRENCY).
Valid Term of the Program: 2.5 years.
Par Value of the Stock certificates: $100.00 (ONE HUNDRED PESOS 00/100 MEXICAN CURRENCY) EACH.
ISSUANCE RATING GRANTED BY STANDARD & POOR'S, S.A. DE C.V.:
"mxAA". This rating level takes into consideration a strong ability to make payments both with respect to interests as well as principal and differs only slightly from the highest rating.
ISSUANCE RATING GRANTED BY FITCH MÉXICO, S.A. DE C.V.: "AA (mex) (Double A)". This implies very strong credit quality with respect to other issuers or issuances in the country. The credit risk inherent in these types of financial

obligations differs slightly from higher qualified domestic issuers or issuances.
GUARANTY: The Stock Certificates shall be unsecured and therefore shall have no specific guaranties over them
NUMBER OF PAYMENTS OF INTEREST: Interests accrued over the Stock certificates shall be payable every 84 (EIGHTY FOUR) days during the valid term of the issuance in accordance with the payment schedule that appears Title One and within this Supplement, and if such day is not a business day, on the following business day. Only the first interest payment period shall consist of 83 (EIGHTY THREE) days; in other words, the first payment of interest shall be made precisely on February 17, 2005.
PENALTY INTEREST: In the event the principal remains unpaid, penalty interest shall be due over the principal; such interest shall be equal to the addition of one point five percent (1.50%) to the Annual Gross Interest Rate of the Stock certificates applicable during each period in which they occur and during which the default continues. The resulting penalty interest shall be payable on demand as of the corresponding date and until the amount of the principal has been paid in full. The amount due as penalty interest must be paid at the domicile of the Issuer in the same currency as the principal.
PLACE AND MANNER OF PAYMENT OF PRINCIPAL AND INTEREST: the place of amortization and the payment of principal and interest shall be the offices of S.D. INDEVAL, S.A. de C.V., Institución para el Depósito de Valores, located at Paseo de la Reforma No. 255, 3er. Piso, Col. Cuauhtémoc, México, D.F., México, and payment shall be made by means of a brokerage firm (according to the securities agent agreement) by wire transfer to INDEVAL.
AMORTIZATION OF THE PRINCIPAL: In one payment on the expiration date of the issuance in exchange for the corresponding certificate
Depositary: S.D. INDEVAL, S.A. de C.V., Institución para el Depósito de Valores.
POSSIBLE PURCHASERS: These Stock certificates may be purchased by: Mexican and foreign individuals and companies, including credit institutions, brokerage firms, insurance and bond companies, investment companies, retirement fund investment companies, pension, retirement and seniority bonus funds, general deposit warehouses, financial lessors, factoring companies and credit unions, in accordance with applicable law.
TAX TREATMENT: This section contains a brief description of certain taxes applicable in Mexico at the time of the acquisition, ownership and disposal of debt instruments such as the Stock Certificates for resident and non-resident investors in Mexico for tax purposes, but does not profess to be an exhaustive description of all the tax considerations that may be relevant to the decision to acquire or dispose of the Stock Certificates. The tax treatment in effect may be modified during the valid term of the Stock certificates. We recommend that all of our investors independently consult their tax advisors regarding the valid legal provisions applicable to the acquisition, ownership and disposal of debt instruments, including the Stock Certificates, before investing in the same. The withholding tax applicable with regarding to interest paid is subject to:
(i) for individuals and companies residing in Mexico for tax purposes:
The applicable withholding rate with regard to the interest paid over the Stock Certificates is subject to the provisions of articles 58 and 160 of the Income Tax Law [Ley del Impuesto Sobre la Renta] in effect as well as article 23 of the Income Law of the Federation for Financial Year 2004 [Ley de Ingresos de la Federación para el Ejercicio Fiscal 2004]; in other words, a rate of 0.5% per year over the amount of the capital applicable over the payment of interest; and
(ii) For individuals and companies residing abroad for tax purposes:
The withholding rate applicable regarding the interest payable over the Stock Certificates is subject to the provisions of articles 179 and 195 of the Income Tax Law and shall depend on the actual beneficiary of the interest.
PLACEMENT AGENTS: Inversora Bursátil, S.A. de C.V., Brokerage firm, Grupo Financiero Inbursa, and Brokerage firm Santander Serfin, S.A. de C.V., Grupo Financiero Santander Serfin.
COMMON REPRESENTATIVE: Banco J.P. Morgan, S.A., Institución de Banca Múltiple, J.P. Morgan Grupo Financiero.

The final characteristics of the issuance of the Stock certificates shall be published by the Issuer on the day following the Public sale by means of the Electronic Communications with Issuers with Securities System [Sistema Electrónico de Comunicación con Emisores de Valores] -EMISNET-, maintained by the BMV, and may be consulted on the web pages of the Mexican Stock Exchange at the webpage www.bmv.com.mx, in the section of Issuer Companies under the subsection of Relevant Events of the Issuer.

The guidelines containing the rules, terms and conditions governing the Public Sale to acquire the Stock certificates referred to herein are at the disposal of the public at large in the Supplement to the Placement Prospectus which can be found on the Mexican Stock Market webpage at: www.bmv.com.mx.

All investor interested in participating the public sale described herein, must first read such terms and conditions.

The stock certificates referred to in this notice shall be registered in the Securities Section of the National Securities Registry under number -4.15-2002-001-05 and are eligible for registration on the corresponding listing on the Mexican Stock Exchange.

The Program Prospectus and the Supplement to the same are found on the webpage and are at the disposal with the Placement agents and may be consulted on the webpage of the Mexican Stock Exchange: www.bmv.com.mx.

The registry in the National Securities Registry does not imply any certification regarding the value or solvency of the issuing party.

México, D.F., November 23, 2004. AUT. CNBV DGE-783-343753 dated November 23, 2004.

EXHIBIT M

Relevant Events of CARSO GLOBAL TELECOM, S.A DE C.V.

Date of Receipt at the BMV: November 24, 2004 14:16:00.0

Prefix:
EVENTORE

Ticker Symbol:
TELECOM

Date:
24/11/2004

Corporate Name:
CARSO GLOBAL TELECOM, S.A. DE C.V.

Place:
MEXICO, D.F.

Matter:
NOTICE FOR INFORMATIVE PURPOSES SINCE ALL OF THE SECURITIES HAVE BEEN ACQUIRED BASED ON THE STOCK CERTIFICATE PROGRAM.

Relevant Events:
THIS NOTICE APPEARS ONLY FOR INFORMATIVE PURPOSES SINCE ALL OF THE SECURITIES HAVE BEEN ACQUIRED BASED ON THE STOCK CERTIFICATE PROGRAM CREATED BY CARSO GLOBAL TELECOM, S.A. de C.V.

DESCRIBED IN THE PROSPECTUS OF SUCH PROGRAM FOR AN AMOUNT OF UP TO $7,000,000,000.00.
THE PLACEMENT OF 22,500,000 (TWENTY TWO THOUSAND FIVE HUNDRED) STOCK CERTIFICATES WITH A PAR VALUE OF $100.00 (ONE HUNDRED PESOS 00/100, MEXICAN CURRENCY) EACH. AMOUNT OF THE OFFER PLACED: $2,250,000,000.00 (TWO BILLION TWO HUNDRED AND FIFTY MILLION PESOS 00/100 MEXICAN CURRENCY).

Characteristics of the Fifth Issuance under the Program:
NAME OF THE ISSUER: Carso Global Telecom, S.A. de C.V.
AUTHORIZED AMOUNT IN THE PROGRAM: $7,000,000,000.00 (SEVEN BILLION PESOS 00/100 MEXICAN CURRENCY).
TYPE OF SECURITY: Stock Certificates
VALID TERM OF THE PROGRAM: 2.5 years.
TERM OF THE ISSUANCE: 1427 days, equal to approximately four years.
TICKER CODE: TELECOM 04-3
ISSUANCE NUMBER: Fifth under the Program
AMOUNT OF THE ISSUANCE: $2,2,50,000,000.00 (TWO BILLION TWO HUNDRED AND FIFTY MILLION PESOS 00/100 MEXICAN CURRENCY)
PAR VALUE OF THE STOCK CERTIFICATES: $100.00 (ONE HUNDRED PESOS 00/100 MEXICAN CURRENCY) EACH.
INVESTMENT PRICE: $100.00 (ONE HUNDRED PESOS 00/100 MEXICAN CURRENCY) EACH.
NET ASSETS OBTAINED BY THE ISSUING PARTY AS A RESULT OF THE INVESTMENT: $2,237,273,356.00 (TWO BILLION TWO HUNDRED AND THIRTY SEVEN MILLION TWO HUNDRED AND SEVENTY THREE THOUSAND THREE HUNDRED AND FIFTY SIX PESOS 00/100 MEXICAN CURRENCY)
ISSUANCE DATE: November 26, 2004.
BMV REGISTRY DATE: November 26, 2004.
LIQUIDATION DATE: November 26, 2004.
EXPIRATION DATE: October 23, 2008.
CALL TO PUBLIC SALE PUBLICATION DATE: November 23, 2004.
PUBLIC SALE DATE: 24 November 2004.
PUBLICATION DATE OF THE WINNER OF THE PUBLIC SALE: November 24, 2004.
TYPE OF PUBLIC SALE: Sole Rate.
PUBLIC SALE MECHANISM: Electronic Public sale, by means of webpage www.sipo.com.mx.
ISSUANCE RATING GRANTED BY STANDARD & POOR'S, S.A. DE C.V.:
"mxAA". This rating level takes into consideration a strong ability to make payments both with respect to interests as well as principal and differs only slightly from the highest rating.
ISSUANCE RATING GRANTED BY FITCH MÉXICO, S.A. DE C.V.: "AA (mex) (Double A)". This implies very strong

credit quality with respect to other issuers or issuances in the country. The credit risk inherent in these types of financial obligations differs slightly from higher qualified domestic issuers or issuances.
GUARANTY: The Stock Certificates shall be unsecured and therefore shall have no specific guaranties over them
INTEREST: As of their issuance date and as long as their are not amortized, the Stock certificates shall generate gross annual interest over their par value which the Common Representative shall fix on the second business day prior to the end of each 84 (Eighty Four) day period (Determination Date of the Annual Gross Interest Rate), calculated as of the placement date, which shall be valid during this period in accordance with the following:
Add 0.86 (zero point eighty six) percentage points to the mathematical average of three periods of 28 (twenty eight) days each (hereinafter, the AVERAGE") of the rates for the annual yield of the Interbank Equilibrium Interest rate [Tasa de Interés Interbancaria de Equilibrio] ("TIIE") at terms of 27, 28 or 29 days, published by the Banco de México, by means of mass media chosen by it or by any other means of electronic, computer or telecommunications means including the internet, authorized for such effects by the Bank, on the Determination date of the Annual Gross Interest Rate and the result shall be the Annual Gross Interest Rate of the Stock certificates.
In the event this rate cannot be determined or it is not published, the Common Representative shall use as a substitute rate to determine the Annual Gross Interest Rate, the rate published by the Banco de México as the rate to substitute the above referenced TIIE rate.
The interests accrued on the Stock Certificates shall be paid approximately every 84 (EIGHTY FOUR) days on the dates provided under the interest payment schedule provided under the section "Number of Interest Payments", or if any such dates is not a business day, then the following business day.
In order to determine the amount of the interest payable during each period, the Common Representative shall use the formula that appears in the Supplement and in the certificate documenting the issuance referred to in the Supplement. In addition, the Common Representative, on the second business day prior to the payment date, shall inform the National Banking and Securities Commission, INDEVAL and the Mexican Stock Exchange [Comisión Nacional Bancaria and de Valores, a INDEVAL and a la Bolsa Mexicana de Valores, S.A. de C.V.], in writing by means of the SEDI (or using the means determined by the same) regarding the amount of the interest owed, as well as the annual gross interest rate for the period ending, providing specifics regarding the TIIE rates chosen to calculate the AVERAGE. The applicable Annual Gross Interest Rate shall be published on the date it comes into effect in a newspaper with wide circulation nationally.
The Stock Certificates shall cease to accrue interest on the date provided for their payment as long as the Issuer has made the deposit of the amount of the amortization and as applicable, of the corresponding interest, at the offices of INDEVAL no later than on 11:00 a.m. of that day.
Under the terms of article 74 of the LMV, the INDEVAL and the Issuer agree that the certificate covers the total amount of the same and does not have attached coupons and for all legal effects, the evidence issued by the depositary itself shall substitute such coupons. The amortization of the Stock Certificates shall be carried out in exchange for the delivery of the credit instrument itself on the date provided for its maturity.
Interest accrued by the Stock Certificates shall be paid in accordance with the provisions under the section "Number of payments of interest", or if any such date for payment is not a business day, on the following business day.
The first TIIE Rate chosen to calculate the AVERAGE of the first period consisting of 83 (EIGHTY THREE) days shall be 8.86%.
PROCEEDING TO CALCULATE THE AVERAGE TIIE YIELD RATE:
In order to calculate the AVERAGE of the TIIE yield rate, the Common Representative shall take into account the following annual yield dates of the Interbank Equilibrium Interest Rate [Tasa de Interés Interbancaria de Equilibrio] (TIIE) for terms of 27, 28 or 29 days, for all the business days included in three period of approximately 27, 28 or 29 days and such rate shall be divided by three. The result shall be the AVERAGE to be used as the factor to pay the interest during each period.
PENALTY INTEREST: In the event the principal remains unpaid, penalty interest shall be due over the principal; such interest shall be equal to the addition of one point five percent (1.50%) to the Annual Gross Interest Rate of the Stock certificates applicable during each period in which they occur and during which the default continues. The resulting penalty interest shall be payable on demand as of the corresponding date and until the amount of the principal has been paid in full. The amount due as penalty interest must be paid at the domicile of the Issuer in the same currency as the principal.
AMORTIZATION: In one payment on the expiration date of the issuance in exchange for the corresponding instrument.
TAX TREATMENT: This section contains a brief description of certain taxes applicable in Mexico at the time of the acquisition, ownership and disposal of debt instruments such as the Stock Certificates for resident and non-resident investors in Mexico for tax purposes, but does not profess to be an exhaustive description of all the tax considerations that may be relevant to the decision to acquire or dispose of the Stock Certificates. The tax treatment in effect may be modified during the valid term of the Stock certificates. We recommend that all of our investors independently consult their tax advisors regarding the valid legal provisions applicable to the acquisition, ownership and disposal of debt instruments, including the Stock Certificates, before investing in the same. The withholding tax applicable with regarding to interest paid is subject to:
(i) for individuals and companies residing in Mexico for tax purposes:
The applicable withholding rate with regard to the interest paid over the Stock Certificates is subject to the provisions of articles 58 and 160 of the Income Tax Law [Ley del Impuesto Sobre la Renta] in effect as well as article 23 of the Income Law of the Federation for Financial Year 2004 [Ley de Ingresos de la Federación para el Ejercicio Fiscal 2004]; in other words, a rate of 0.5% per year over the amount of the capital applicable over the payment of interest; and
(ii) For individuals and companies residing abroad for tax purposes:
The withholding rate applicable regarding the interest payable over the Stock Certificates is subject to the provisions of

articles 179 and 195 of the Income Tax Law and shall depend on the actual beneficiary of the interest.
NUMBER OF PAYMENTS OF INTEREST: The interest caused by the Stock certificates shall be payable each 84 (EIGHTY FOUR) days during the valid term of the issuance in accordance with the payment schedule that appears under Title One and within this Supplement, and if such day is not a business day, on the following business day. Only the first interest payment period shall consist of 83 (EIGHTY THREE) days; in other words, the first payment of interest shall be made precisely on 17 February 2004.
PLACE AND MANNER OF PAYMENT OF PRINCIPAL AND INTEREST: the place of amortization and the payment of principal and interest shall be the offices of S.D. INDEVAL, S.A. de C.V., Institución para el Depósito de Valores, located at Paseo de la Reforma No. 255, 3er. Piso, Col. Cuauhtémoc, México, D.F., México, and payment shall be made by means of a brokerage firm (according to the securities agent agreement) by wire transfer to INDEVAL.
POSSIBLE PURCHASERS: These Stock certificates may be purchased by: Mexican and foreign individuals and companies, including credit institutions, brokerage firms, insurance and bond companies, investment companies, retirement fund investment companies, pension, retirement and seniority bonus funds, general deposit warehouses, financial lessors, factoring companies and credit unions, in accordance with applicable law. We recommend that all possible purchasers consult the tax treatment section found under this Supplement.
DEPOSITARY: S.D. INDEVAL, S.A. de C.V., Institution for Securities Deposits [Institución para el Depósito de Valores] ("INDEVAL").
COMMON REPRESENTATIVE: Banco J.P. Morgan S.A., Institución de Banca Múltiple, J.P. Morgan Grupo Financiero.

PLACEMENT AGENTS

INVERSORA BURSATIL, S.A. DE C.V.
BROKERAGE FIRM
GRUPO FINANCIERO INBURSA

BROKERAGE FIRM
SANTANDER SERFIN

Co-Leader
HSBC

The stock certificates subject of this public offer are part of a program authorized by the National Banking and Securities Commission and are registered under number 2502-4.15-2002-001-05 of the Securities Section of the National Securities Registry and are eligible for the corresponding listing on the Mexican Stock Exchange [Bolsa Mexicana de Valores, S.A. de C.V.]

The registry on the National Securities Registry does not imply any certification regarding the value or solvency of the issuing party.

The Placement Prospectus and the respective supplement, which are additional, may also be consulted on the following web page: www.bmv.com.mx

México, D.F., November 25, 2004.
CNBV Authorization No. DGE-783-343753 dated November 23, 2004.

EXHIBIT N

Relevant Events of CARSO GLOBAL TELECOM, S.A DE C.V.

Date of Receipt at the BMV: February 23, 2006 10:51:00.0

Prefix:
EVENTORE

Ticker Symbol:
TELECOM

Date:
2/23/2006

Corporate Name:
CARSO GLOBAL TELECOM, S.A. DE C.V.

Place:
MEXICO, D.F.

Matter:
AMENDMENT TO THE QUARTERLY INCOME STATEMENT FROM OCTOBER 1 TO DECEMBER 31, 2005

Relevant Events:
DUE TO THE ACKNOWLEDGEMENT OF ACCOUNTING PRINCIPLE B-15 "TRANSACTIONS IN FOREIGN CURRENCY CONVERSION OF FINANCIAL STATEMENTS OF FOREIGN OPERATIONS" GRANTING EFFECT TO THE ACKNOWLEDGEMENT OF PARITY IN THE SUBSIDIARIES OF TELEFONOS DE MEXICO, THE QUARTERLY INCOME STATEMENT FROM OCTOBER 1 TO DECEMBER 31, 2005 IS AMENDED.

EXHIBIT O

Relevant Events of CARSO GLOBAL TELECOM, S.A DE C.V.

Date of Receipt at the BMV: May 3, 2006 14:40:00.0

Prefix:
EVENTORE

Ticker Symbol:
TELECOM

Date:
5/3/2006

Corporate Name:
CARSO GLOBAL TELECOM, S.A. DE C.V.

Place:
MEXICO, D.F.

Matter:
DISCLOSURE OF INDEPENDENT AUDITOR'S REPORT

Relevant Events:
TO THE GENERAL SHAREHOLDER'S MEETING OF CARSO GLOBAL TELECOM, S.A. de C.V.

WE HAVE REVIEWED THE CONSOLIDATED BALANCE SHEETS FOR GARSO GLOBAL TELECOM, S.A. DE C.V. AND ITS SUBSIDIARIES TO DECEMBER 31, 2005 AND 2004, THE CONSOLIDATED INCOME STATEMENT, VARIATIONS OF NET WORTH AND CHANGE IN FINANCIAL SITUATION CORRESPONDING TO THE AFOREMENTIONED DATES. SAID FINANCIAL STATEMENTS ARE THE RESPONSIBILITY OF THE COMPANY'S MANAGEMENT. OUR RESPONSIBILITY CONSISTS OF EXPRESSING OUR OPINION ABOUT THESE DOCUMENTS BASED UPON OUR AUDIT.

OUR EXAMINATIONS WERE CARRIED OUT IN ACCORDANCE WITH THE AUDIT RULES GENERALLY ACCEPTED IN MEXICO, WHICH REQUIRE THAT THE AUDIT BE PLANNED AND CARRIED OUT IN SUCH A MANNER SO AS TO CONCLUDE WITH REASONABLE CERTAINTY THAT THE FINANCIAL STATEMENTS DO NOT CONTAIN SIGNIFICANT ERRORS AND THAT THEY ARE PREPARED ACCORDING TO THE GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN MEXICO. THE AUDIT CONSISTS OF THE EXAMINATION, BASED UPON SELECTIVE TESTS OF THE EVIDENCE THAT SUPPORTS THE FIGURES AND DISCLOSURES IN THE FINANCIAL STATEMENTS. FURTHERMORE, IT INCLUDES THE EVALUATION OF THE ACCOUNTING PRINCIPLES USED, THE SIGNIFICANT ESTIMATIONS MADE BY MANAGEMENT AND THE SUBMISSION OF THE FINANCIAL STATEMENTS TAKEN AS A WHOLE. WE CONSIDER THAT OUR EXAMS PROVIDE REASONABLE FOUNDATION TO BASE OUR OPINION.

IN OUR OPINION, THE ABOVE-CITED CONSOLIDATED FINANCIAL STATEMENTS REASONABLY PRESENT, IN ALL SIGNIFICANT ASPECTS, THE FINANCIAL SITUATION OF GARSO GLOBAL TELECOM, S.A. DE C.V. AND ITS SUBSIDIARIES TO DECEMBER 31, 2005 AND 2004 AND THE RESULTS OF ITS OPERATIONS, VARIATION IN NET WORTH AND CHANGES IN FINANCIAL SITUATION FOR THE YEARS ENDING ON SUCH DATE, PURSUANT TO THE GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN MEXICO.

AS MENTIONED IN NOTE 1 OF THE FINANCIAL STATEMENTS ATTACHED, AS OF JANUARY 1, 2005, THE COMPANY ADOPTED THE PROVISIONS CONTAINED IN BULLETINS B-7 "ACQUISITION OF BUSINESSES", C-10 "FINANCIAL DERIVATIVES AND HEDGE OPERATIONS", AND THE ADJUSTMENT DOCUMENT FOR BULLETIN C-2 "FINANCIAL INSTRUMENTS", FOR THE PURPOSES DESCRIBED THEREIN.

MANCERA, S.C., MEMBER OF ERNST & YOUNG, MR. FERNANDO ESPINOSA LÓPEZ
MEXICO, FEDERAL DISTRICT

MARCH 10, 2006 EXCEPT AS INDICATED IN NOTES 2 AND 6 WHOSE DATE IS APRIL 7, 2006

EXHIBIT P

DISCLOSURE OF APPLICATION OF THE BETTER BUSINESS PRACTICES CODE WITH RESPECT TO THE BOARD OF DIRECTORS AND THE GENERAL SHAREHOLDERS' MEETING OF CARSO GLOBAL TELECOM, S.A. DE C.V., FOR FISCAL YEAR 2004, WITH INFORMATION THROUGH JUNE 30, 2005.

DISCLOSURE OF APPLICATION OF THE BETTER BUSINESS PRACTICES CODE WITH RESPECT TO THE BOARD OF DIRECTORS AND THE GENERAL SHAREHOLDERS' MEETING OF CARSO GLOBAL TELECOM, S.A. DE C.V., FOR FISCAL YEAR 2004, WITH INFORMATION THROUGH JUNE 30, 2005.

ISSUER'S CORPORATE GOVERNMENT

BOARD OF DIRECTORS

i) On the Duties of the Board of Directors (see Section I, Principle 1)

This section shall mention the corporate duties beholden to the board of directors, expressing the board's view and how such fits within the administrative process. Within this general framework, the board's specific duties must be described, indicating why such are considered important and necessary.

The board of directors, as a collegiate body, represents the corporation and its business direction as set forth in the corporate purpose, within the limits established for such in the bylaws.

In order to achieve the foregoing, the board of directors seeks to ensure the corporation is always diligently administered and carries out the necessary acts to comply with its corporate objective. In this case, to carry out the task of representing the corporation, the board of directors grants different powers to both executives as well as third parties, which allows for a more flexible operation of the corporation, whereby the corporate objective is met.

As part of the corporation's administrative process, the board of directors is very involved in the important operations thereof, which are made known to and analyzed by the board of directors well enough in advance for the members to make the most appropriate resolutions for correct administration of the corporation, having sufficient and necessary information for correct management of the business.

It is important to point out that the daily operation of the corporation's subsidiaries is entrusted to their directors. Nevertheless, said team is supported and supervised by the board of directors, which, among other aspects, is entrusted with defining the corporation's and its subsidiaries' strategic outlook. The majority of the members of the board of directors are not involved in the corporation's daily operation and are persons who are highly renowned in various business fields in Mexico and abroad, which gives said members a wide and independent view that is not affected or mired by the daily operation of the corporation's subsidiaries.

Finally, in addition to the duties set forth in various legal ordinances, the board of directors has the following duties: (i) to establish the corporation's and its subsidiaries' strategic plan; (ii) to ensure the shareholders and market have access to the corporation's public information; (iii) to establish internal-control mechanisms; (iv) to ensure the corporation has the necessary mechanisms to allow for proof of compliance with the different legal provisions beholden to it; and (v) to evaluate regularly the C.E.O.'s performance as well as that of high-ranking executives and/or the corporation's subsidiaries.

ii) On the Structure of the Board of Directors (see Section I, Principles 10, 11 and 14).

This section shall mention the structure of the board of directors. It shall state whether there are intermediary bodies that aid it in complying with its duties. Likewise, how many, which and what duties are carried out must be indicated. The description also requires an explanation of how the intermediary bodies report on their activities to the board of directors.

The board of directors has a solid yet flexible structure, which allows for proper administration of the business in accordance with the needs presented by such a dynamic industry and by the telecommunications business in general.

The structure consists of a collegiate body comprised of six full board members and their respective substitutes. Any shareholder or group of shareholders who represents at least ten percent of the shares shall have the right to nominate a board member.

Pursuant to the corporation's bylaws, the chairperson of the board of directors must be of Mexican nationality. The board members are elected for a one-year term and must continue to perform their tasks even after said term for which they have been elected has transpired until the time the persons nominated in substitution thereof have assumed their positions.

We believe the corporation's board of directors is a pluralistic body as its members pertain to various of the highest corporate strata, which allows for a diversity of views and opinions.

The recommendation made by the better practices committee with respect to the board of directors' being comprised of five to fifteen full members is honored.

Moreover, the corporation's board of directors includes independent board members who have been chosen for their experience, capacity and professional prestige. None of said independent board members finds him/herself in the following situations (i) an employee or director of the corporation; (ii) not an employee or director of the corporation, but a shareholder of the corporation, and having the power to make demands of the corporation's directors; (iii) a consultant to the corporation or a partner or employee of firms that act as consultants or counsel to the corporation or its affiliates and with income significantly depending on said contractual relationship; (iv) a client, supplier, debtor, partner or employee of a corporation that is an important client, supplier, debtor or creditor; (v) an employee of a foundation, university, non-governmental organization or non-profit organization that receives important donations from the corporation; (vi) the C.E.O. or high-level executive of a corporation on whose board of directors the corporation's C.E.O. or any high-level executive participate; and (vii) any relative whatsoever to any of the persons mentioned in the foregoing Items (i) to (vi).

The corporation's board of directors has shareholding board members, who have a significant participation in the corporation's stock. Due to their participation in the capital stock, they are permanently monitoring their investment and, thus, always seek the corporation's benefit.

By virtue of the foregoing, independent and shareholding board members together comprise more than fifty percent of the board of directors, and independent board members represent approximately thirty-three percent of all board members:

The corporation provides the information contained in the profile and the level of the members who comprise the board of directors to the public by means of diverse documents available to both the national and foreign investing public.

In compliance with its duties, the board of directors aids the auditing committee. This intermediary body has the following duties, among others: (i) to draft an annual report on its activities and to submit such to the board of directors; (ii) to give an opinion on transactions with related persons; and (iii) to propose the contracting of independent specialists in the cases it deems prudent.

On the Make-Up of the Board of Directors	YES	NO	COMMENTS
1) Is the board of directors comprised of no fewer than five and no more than fifteen full members? (Principle 2)	X		
2) *Is the board comprised exclusively of full members? (Principle 3)		X	The Securities Exchange Law, which requires the designation of substitute board members, is honored.
3) May substitute board members only substitute previously established full board members? (Principle 3)	X		
4) Should it be the case, does the full board member suggest, to the board of directors, a designation of the person to substitute said full board member? (Principle 3)		X	

5) Do independent and shareholding board members together constitute at least 40% of the board of directors? (Principle 7)	X		
6) Do the independent board members represent at least 20% of all board members? (Principle 7)	X		
7) Does the annual report submitted by the board of directors mention which board members are independent and which are shareholding members? (Principle 8)	X		
8) Does the annual report indicate the level o the shareholding members? (Principle 8)	X		
9) Does the annual report submitted by the board of directors state the primary duties of each board member as of the report date? (Principle 9)	X		

* In the case of an affirmative response to this question, "NOT APPLICABLE" must be contained in the comment column for Questions 3 and 4.

On the Structure of the Board of Directors

	YES	NO	COMMENTS
10) Does the board of directors fulfill the duties of compensating and evaluating, auditing, and planning and finances? (Principle 10)	X		
11) Are the intermediary bodies comprised exclusively of full board members? (Principle 12)		X	It is comprised of full members and substitute members.
12) Is each intermediary body comprised of at least three and at most seven board members? (Principle 13)	X		
13) Does each independent board member, in addition to fulfilling his/her duties on the board of directors, participate in at least one of the intermediary bodies? (Principle 16)	X		To date, three of four independent board members participate in the auditing committee.
14) Is the independent body that is entrusted with the duty of auditing presided over by an independent board member? (Principle 17)	X		

On the Operation of the Board of Directors

	YES	NO	COMMENTS
15) Does the board of directors meet at least four times a year? (Principle 18)	X		
16) Is at least one of the board of directors' meetings dedicated to defining the corporation's mid-term and long-term strategy? (Principle 18)	X		
17) Can a board of directors meeting be called with the agreement of at least 25% of the board members? (Principle 19)	X		
18) Do board members have access to all the relevant information at least five business days prior to the meeting? (Principle 20)	X		Should it be the case that the board members not receive the necessary information at least five business days prior to the meeting and should a strategic matter be on the

			agenda, the chairperson of the board, or the C.E.O. or the secretary of the board, as the case may be, shall comment on such, to each board member, prior to the meeting, or shall pass out the necessary information in order for board members to comment and make decisions at the corresponding meeting.
19) *Is there some mechanism that ensures board members can evaluate questions on strategic matters even when they do not receive the necessary information at least five business days in advance? (Principle 20)	X		Any board member may request, from the chairperson or secretary of the board of directors, that the information provided be extended in order to make adequate decisions.
20) *Are board members who are nominated for the first time inducted with an explanation of their responsibilities and of the corporation's standing? (Principle 21)	X		The new board member is welcomed, is explained his/her responsibilities and is informed of the company's general standing.

On the Duties of the Board Members	YES	NO	COMMENTS
21) Do the board members inform the chairman and secretary of the board of any conflict of interest that implies the need to abstention by the former from voting and, as a result, from participating in the corresponding deliberation? (Principle 22)	X		
22) Do the board members use the corporation's assets and services solely to comply with the corporate purpose? (Principle 23)	X		
23) Should it be the case, are policies clearly defined concerning when board members use the corporate assets in exceptional circumstances for personal reasons? (Principle 23)	X		Present policy does not allow for board members to use the corporation's assets for personal reasons. Should such occur, considerations

			shall be charged at market price.
24) *Do the board members dedicate time to their duties, attending at least 70% of the meetings to which they are called? (Principle 24)	X		There is a high degree of attendance from the members of the board of directors.
25) *Do board members maintain absolute confidentiality regarding the corporate matters of which thy have knowledge by means of the meetings they attend? (Principle 25)	X		Yes, they have said obligation under the terms set forth in the Securities Exchange Law.
26) Do full and supplement board members keep each other mutually informed of the matters agreed upon during board of directors' meeting? (Principle 26)	X		All substitute members are invited to all board meetings.
27) Does the board of directors sustain its motions on the opinions, recommendations and orientations resulting from analysis of the company's operation? (Principle 27)	X		From time to time, the majority of the high-ranking executives of the company's subsidiaries attend the board meetings and participate actively therein.

* In the case of an affirmative response to these questions, the response must be elaborated in the comment column.

DUTY OF COMPENSATING AND EVALUATING

iii) On the Duty of Compensating and Evaluating (see Section II, Principle 28)

This section shall state how the C.E.O. and high-ranking executives are evaluated and compensated, describing the process used to comply with said duties.

The board has mechanisms that guarantee adequate decision making with respect to the departments of evaluating and compensating, auditing, and finances and planning.

The corporation already created the auditing committee and shall determine if it is necessary to create the (i) evaluating and compensating committee, and (ii) finances and planning committee, considering that the corporation is merely a holding company.

On the Operation of the Body that Fulfils the Duty of Compensating and Evaluating	YES	NO	COMMENTS
28) Doers the intermediary body that fulfils the duties of evaluating and compensating check that the conditions for hiring high-level executives and probable pay for their separation from the corporation respect the guidelines approved by the board of directors? (Principle 29)		X	To date, this principle is not applicable to the company as the company is a pure holding company without employees.
29) Are the structure and policies used to determine packages for board members and executives made known? (Principle 30)		X	To date, this principle is not applicable to the company as the company is a pure holding company without employees, and remunerations to board members are approved at the shareholders' meeting.

DUTY OF AUDITING

iv) On the Duty of Auditing (see Section III, Principles 31, 37, 38 and 40)

This section shall mention how the auditing duty is carried out, describing the processes used to comply with said duties. Specifically, this section must describe how it is that the intermediary body interacts with the board of directors with respect to the corporation's accounting practices and to the mechanisms in place to ensure the quality of the financial information.

The corporation is a pure holding company, and the duties of internal auditing and of finances and planning are carried out at the subsidiary level. The corporation has a service provider that is entrusted with coordinating the auditing process between the external auditor, internal auditor and statutory auditor. Said provider has the following duties: (i) to recommend, to the board of directors, the candidates for the corporation's external auditor; (ii) to recommend, to the board of directors, the conditions for hiring and the scope of professional mandates with respect to external auditors; (iii) to support the board of directors by supervising compliance with the auditing agreements; (iv) to serve as a channel of communication between the board of directors and the external auditors, as well as to insure the external auditors' independence and objectivity; (v) to review the labor program, the observation letter and the auditing reports, and to inform the board of directors thereof; (vi) to recommend, to the board of directors, the bases for preparing the financial information; (vii) to aid the board by reviewing the financial information and the process of issuance thereof; (viii) to contribute to defining the general guidelines for the internal-control system and to evaluate the effectiveness thereof; (ix) to aid the board of directors in coordinating and evaluating annual internal-auditing programs; (x) to coordinate the external auditor's tasks as well as those of

the internal auditor and the statutory auditor; and (xi) to verify the necessary mechanisms are in place to allow for verifying that the corporation complies with the different provisions to which it is subject.

The process for selecting auditors shall take into account both the technical capacity of the auditors as well as their independence.

The corporation shall seek to rotate the person entrusted with drafting the financial statements.

The board of directors is supported by the internal structures of the corporation's subsidiaries; therefore, the internal audit is a support tool for the corporation's and its subsidiaries' administration and allows the corporation to evaluate the financial information generated as well as the effectiveness of internal controls. For said purposes, the corporation's subsidiaries have an internal-auditing department that informs the board of directors of the accounting principles for drafting the corporation's and its subsidiaries' financial information.

On the Selection of Auditors	YES	NO	COMMENTS
30) Does the outside auditor's income from any outside review received in auditing the corporation represent a percentage equal to or less than 20% of the total income of the firms entrusted with said duty? (Principle 32)	X		
31) Is the partner who reports to the corporation replaced at least every six years? (Principle 34)	X		It has been less than six years since the corporation was incorporated. Nevertheless, it shall apply this principle.
32) Is the person who signs the auditing report on the corporation's annual financial statements a person other than the person servings as the statutory auditor? (Principle 34)	X		
33) Is the corporate statutory auditor's professional profile revealed in the annual report? (Principle 35)		X	No, by virtue of the fact that said person is publicly recognized for his/her experience in the field.
On the Financial Information			
34) Does the corporation have an internal auditing unit? (Principle 36)		X	The corporation has an auditing committee. However, as a pure holding company does not have employees, internal-auditing duties are carried out by the corporation's subsidiaries.
35) Does the intermediary body entrusted with fulfilling the duty of auditing submit the accounting policies to the board	X		

of directors for approval? (Principle 37)			
36) Does the intermediary body entrusted with fulfilling the duty of auditing check that the intermediary public financial information is elaborated pursuant to the same principles, criteria and practices as those used to draft the annual reports? (Principle 39)	X		
On the Internal Controls			
37) Is there an internal-control system? (Principle 41)	X		
38) Are the general guidelines for the internal-control system submitted for approval from the board of directors? (Principle 41)		X	
39) Does the intermediary body entrusted with fulfilling the duty of auditing evaluate and issue an opinion concerning the effectiveness of the internal-control system? (Principle 42)	X		
40) Do the outside auditors validate the effectiveness of the internal-control system and issue a report concerning said controls? (Principle 43)	X		

Review of Compliance with Provisions	YES	NO	COMMENTS
41) Does the intermediary body entrusted with fulfilling the duty of auditing verify the existence of controls that allow for determining if the corporation complies with the provisions applicable thereto and does said body report to the board of directors periodically? (Principle 44)	X		
42) Is compliance with all applicable provisions reviewed at least once a year? (Principle 44)	X		
43) Is the board of directors periodically informed of its legal standing? (Principle 45)		X	

DUTY OF FINANCES AND PLANNING

v) On the Duty of Finances and Planning (see Section IV, Principle 46)

This section shall mention how the financing and planning duties are carried out, describing the processes used to comply with said duties. Specifically, this section must describe how it is that the intermediary body interacts with the board of directors to support it in decision making.

The corporation's subsidiaries have a department of finances and administration whose duties include the following: (i) to evaluate and, as the case may be, suggest investment policies to the corporation and its subsidiaries, proposed by office of the C.E.O., for subsequent submission to the board of directors for approval; (ii) to evaluate and, as the case may be, suggest capital- or debt-financing policies for the corporation and its subsidiaries, proposed by the office of the C.E.O., for subsequent submission to the board of directors for approval; (iii) to evaluate and, as the case may be, suggest general guidelines for determining the corporation's and its subsidiaries' strategic plan; (iv) to render an opinion on the premises in the annual budget and to propose such to the board for approval; (v) to follow up on the application of the corporation's and its subsidiaries' budget and

strategic plan; and (vi) to identify the risk factors to which the corporation and its subsidiaries are subject, and to evaluate the policies for administration thereof.

The subsidiaries and the corporation have long-term investment and financing policies, which are defined taking into account the subsidiaries' and corporation's strategic plan.

On the Operation of the Intermediary Body Entrusted with the Duty of Finances and Planning	YES	NO	COMMENTS
44) Does the intermediary body entrusted with the duty of finances and planning issue an evaluation of the viability of the corporation's principle investments and financing transactions? (Principle 47)		X	The board of directors carries out this duty.
45) Does the intermediary body entrusted with the duty of finances and planning periodically evaluate the corporation's strategic positions pursuant to the provisions set forth in the strategy plan? (Principle 48)		X	The board of directors carries out this duty.
46) Does the intermediary body entrusted with the duty of finances and planning support the board of directors by overseeing that investment and financing policies are in step with the corporation's strategic outlook? (Principle 49)		X	The board of directors carries out this duty.
47) Does the intermediary body entrusted with the duty of finances and planning support the board of directors by overseeing the corporation's financial projections, ensuring that such are in step with the corporation's strategic outlook? (Principle 50)		X	The board of directors carries out this duty.

vi) Optional Question

This section provides the option, to the issuer, of elaborating on corporate government practices in addition to those recommended under the Better Business Practices Code, if such exist.

II. This part contains a questionnaire with respect to the general shareholders' meeting.

1). The questions set forth in this form shall be answered affirmatively or negatively by marking an "X" in the corresponding column.

2). In the case that the response is negative (and, as an exception, in the case that the response to Questions 1 and 2 is positive), the issuer must indicate why it does not comply with the principle recommended and, as the case may be, whether it has an alternative mechanism to that suggested. In said cases, the responses must be elaborated in the comment column, clearly expressing the corporate government practices that the corporation follows.

3) *The questions refer to a specific section of the Better Business Practices Code so as to put the questions in context.*

QUESTIONNAIRE ON THE GENERAL SHAREHOLDERS' MEETING

SHAREHOLDERS' RIGHTS (see Section V)

i) On the Information and Agenda of the Shareholders' Meeting	YES	NO	COMMENTS
1) Was the point known as "Miscellaneous Matters" omitted from the agenda? (Principle 51)	X		
2) Was the grouping of different topics under a single point in the agenda avoided? (Principle 51)	X		
3) Was all the information on each point in the agenda to the shareholders' meeting available 15 days in advance? (Principle 52)	X		
4) Are the shareholders' aided with a form that contains detailed information and possible voting alternatives for matters addressed in the agenda so that they properly can instruct their legal representatives? (Principle 53)	X		There is a power-of-attorney model letter, though shareholders usually provide their own power-of-attorney letters with general authority to vote and non-specific authority for each matter. If a shareholder

			desires information on voting alternatives, s/he can present him/herself to or communicate with the corporation to receive such.
5) Does the information provided to the shareholders include the proposal for the make-up of the board of directors together with information concerning the candidates' professional profiles? (Principle 54)		X	No, by virtue of the fact that said persons are publicly recognized for their experience in various business fields.

ii) On the Information and Communication between the Board of Directors and the Shareholders	YES	NO	COMMENTS
6) Does the board of directors include, in its annual report to the shareholders' meeting, matters related to the workings of each intermediary body and the names of the persons who comprise such? (Principle 55)	X		
7) Are the reports from each intermediary body submitted to the board of directors available to the shareholders together with the material for the shareholders' meeting? (Principle 55)	X		
8) Does the corporation have policies, mechanisms and personnel responsible for informing investors and maintaining open channels of communication with shareholders and potential investors? (Principle 56)	X		

Mexico City, Federal District. June 30, 2005

EXHIBIT Q

DISCLOSURE OF APPLICATION OF THE BETTER BUSINESS PRACTICES CODE WITH RESPECT TO THE BOARD OF DIRECTORS AND THE GENERAL SHAREHOLDERS' MEETING OF CARSO GLOBAL TELECOM, S.A. DE C.V., FOR FISCAL YEAR 2005, WITH INFORMATION THROUGH JUNE 23, 2006.

DISCLOSURE OF APPLICATION OF THE BETTER BUSINESS PRACTICES CODE WITH RESPECT TO THE BOARD OF DIRECTORS AND THE GENERAL SHAREHOLDERS' MEETING OF CARSO GLOBAL TELECOM, S.A. DE C.V., FOR FISCAL YEAR 2005, WITH INFORMATION THROUGH JUNE 23, 2006.

ISSUER'S CORPORATE GOVERNMENT

BOARD OF DIRECTORS

i) On the Duties of the Board of Directors (see Section I, Principle 1)

This section shall mention the corporate duties beholden to the board of directors, expressing the board's view and how such fits within the administrative process. Within this general framework, the board's specific duties must be described, indicating why such are considered important and necessary.

The board of directors, as a collegiate body, represents the Corporation and its business direction as set forth in the corporate purpose, within the limits established for such in the bylaws.

In order to achieve the foregoing, the board of directors seeks to ensure the Corporation is always diligently administered and carries out the necessary acts to comply with its corporate objective. In this case, to carry out the task of representing the Corporation, the board of directors grants different powers to both executives as well as third parties, which allows for a more flexible operation of the Corporation, whereby the corporate objective is met.

As part of the Corporation's administrative process, the board of directors is very involved in the important operations thereof, which are made known to and analyzed by the board of directors well enough in advance for the members to make the most appropriate resolutions for correct administration of the Corporation, having sufficient and necessary information for correct management of the business.

It is important to point out that the daily operation of the Corporation's subsidiaries is entrusted to their directors. Nevertheless, said team is supported and supervised by the board of directors, which, among other aspects, is entrusted with defining the Corporation's and its subsidiaries' strategic outlook. The majority of the members of the board of directors are not involved in the Corporation's daily operation and are persons who are highly renowned in various business fields in Mexico and abroad, which gives said members a wide and independent view that is not affected or mired by the daily operation of the Corporation's subsidiaries.

Finally, in addition to the duties set forth in various legal ordinances, the board of directors has the following duties: (i) to establish the Corporation's and its subsidiaries' strategic plan; (ii) to ensure the shareholders and market have access to the Corporation's public information; (iii) to establish internal-control mechanisms; (iv) to ensure the Corporation has the necessary mechanisms to allow for proof of

compliance with the different legal provisions beholden to it; and (v) to evaluate regularly the C.E.O.'s performance as well as that of high-ranking executives and the Corporation's subsidiaries.

ii) On the Structure of the Board of Directors (see Section I, Principles 10, 11 and 14).

This section shall mention the structure of the board of directors. It shall state whether there are intermediary bodies that aid it in complying with its duties. Likewise, how many, which and what duties are carried out must be indicated. The description also requires an explanation of how the intermediary bodies report on their activities to the board of directors.

The board of directors has a solid yet flexible structure, which allows for proper administration of the business in accordance with the needs presented by such a dynamic industry and by the telecommunications business in general.

The structure consists of a collegiate body comprised of six full board members and their respective substitutes. Any shareholder or group of shareholders who represents at least ten percent of the shares shall have the right to nominate a board member.

The chairperson of the board of directors and the majority of its members must be of Mexican nationality. The board members are elected for a one-year term and must continue to perform their tasks even after said term for which they have been elected has transpired until the time the persons nominated in substitution thereof have assumed their positions.

We believe the Corporation's board of directors is a pluralistic body as its members pertain to various of the highest corporate strata, which allows for a diversity of views and opinions.

The recommendation made by the better practices committee with respect to the board of directors' being comprised of five to fifteen full members is honored.

Moreover, the Corporation's board of directors includes independent board members who have been chosen for their experience, capacity and professional prestige. None of said independent board members finds him/herself in the following situations (i) an employee or director of the Corporation; (ii) not an employee or director of the Corporation, but a shareholder of the Corporation, and having the power to make demands of the Corporation's directors; (iii) a consultant to the Corporation or a partner or employee of firms that act as consultants or counsel to the Corporation or its affiliates and with income significantly depending on said contractual relationship; (iv) a client, supplier, debtor, partner or employee of a Corporation that is an important client, supplier, debtor or creditor; (v) an employee of a foundation, university, non-governmental organization or non-profit organization that receives important donations from the Corporation; (vi) the C.E.O. or high-level executive of a Corporation on whose board of directors the Corporation's C.E.O. or any high-level executive participate; and (vii) any relative whatsoever to any of the persons mentioned in the foregoing Items (i) to (vi).

The Corporation's board of directors has shareholding board members, who have a significant participation in the Corporation's stock. Due to their participation in the capital stock, they are permanently monitoring their investment and, thus, always seek the Corporation's benefit.

By virtue of the foregoing, independent and shareholding board members together comprise more than fifty percent of the board of directors, and independent board members represent approximately thirty-three percent of all board members.

The Corporation provides the information contained in the profile and the level of the members who comprise the board of directors to the public by means of diverse documents available to both the national and foreign investing public.

In compliance with its duties, the board of directors is aided by the auditing committee, which is comprised of three independent board members. This guarantees that their decisions or observations are carried out with the utmost diligence and are free from any conflict of interest This intermediary body has the following duties, among others: (i) to draft an annual report on its activities and to submit such to the board of directors; (ii) to give an opinion on transactions with related persons; and (iii) to propose the contracting of independent specialists in the cases it deems prudent.

On the Make-Up of the Board of Directors	YES	NO
1) Is the board of directors comprised of no fewer than five and no more than fifteen full members? (Principle 2)	X	
2) *Is the board comprised exclusively of full members? (Principle 3)		X
3) May substitute board members only substitute previously established full board members? (Principle 3)		X
4) Should it be the case, does the full board member suggest, to the board of directors, a designation of the person to substitute said full board member? (Principle 3)		X
5) Do independent and shareholding board members together constitute at least 40% of the board of directors? (Principle 7)	X	
6) Do the independent board members represent at least 20% of all board members? (Principle 7)	X	
7) Does the annual report submitted by the board of directors mention which board members are independent and which are shareholding members? (Principle 8)	X	
8) Does the annual report indicate the level o the shareholding members? (Principle 8)	X	
9) Does the annual report submitted by the board of directors state the primary duties of each board member as of the report date? (Principle 9)	X	

* In the case of an affirmative response to this question, "NOT APPLICABLE" must be contained in the comment column for Questions 3 and 4.

On the Structure of the Board of Directors	YES	NO
10) Does the board of directors fulfill the duties of compensating and evaluating, auditing, and planning and finances? (Principle 10)	X	
11) Are the intermediary bodies comprised exclusively of full board members? (Principle 12)		X
12) Is each intermediary body comprised of at least three and at most seven board members? (Principle 13)	X	
13) Does each independent board member, in addition to fulfilling his/her duties on the board of directors, participate in at least one of the intermediary bodies? (Principle 16)	X	

14) Is the independent body that is entrusted with the duty of auditing presided over by an independent board member? (Principle 17)	X	

On the Operation of the Board of Directors	YES	NO
15) Does the board of directors meet at least four times a year? (Principle 18)	X	
16) Is at least one of the board of directors' meetings dedicated to defining the Corporation's mid-term and long-term strategy? (Principle 18)	X	
17) Can a board of directors meeting be called with the agreement of at least 25% of the board members? (Principle 19)	X	
18) Do board members have access to all the relevant information at least five business days prior to the meeting? (Principle 20)	X	
19) *Is there some mechanism that ensures board members can evaluate questions on strategic matters even when they do not receive the necessary information at least five business days in advance? (Principle 20)	X	
20) *Are board members who are nominated for the first time inducted with an explanation of their responsibilities and of the Corporation's standing? (Principle 21)	X	

On the Duties of the Board Members	YES	NO
21) Do the board members inform the chairman and secretary of the board of any conflict of interest that implies the need to abstention by the former from voting and, as a result, from participating in the corresponding deliberation? (Principle 22)	X	
22) Do the board members use the Corporation's assets and services solely to comply with the corporate purpose? (Principle 23)	X	
23) Should it be the case, are policies clearly defined concerning when board members use the corporate assets in exceptional circumstances for personal reasons? (Principle 23)	X	

24) *Do the board members dedicate time to their duties, attending at least 70% of the meetings to which they are called? (Principle 24)	X	
25) *Do board members maintain absolute confidentiality regarding the corporate matters of which thy have knowledge by means of the meetings they attend? (Principle 25)	X	
26) Do full and supplement board members keep each other mutually informed of the matters agreed upon during board of directors' meeting? (Principle 26)	X	
27) Does the board of directors sustain its motions on the opinions, recommendations and orientations resulting from analysis of the company's operation? (Principle 27)	X	

* In the case of an affirmative response to these questions, the response must be elaborated in the comment column.

DUTY OF COMPENSATING AND EVALUATING

iii) On the Duty of Compensating and Evaluating (see Section II, Principle 28)

This section shall state how the C.E.O. and high-ranking executives are evaluated and compensated, describing the process used to comply with said duties.

The board has mechanisms that guarantee adequate decision making with respect to the departments of evaluating and compensating, auditing, and finances and planning.

The Corporation already created the auditing committee. Once the new Securities Exchange Law published in the Official Gazette of the Federation on December 30, 2005 becomes effective, the Corporation shall constitute the intermediary committees stipulated therein.

On the Operation of the Body that Fulfils the Duty of Compensating and Evaluating	YES	NO
28) Doers the intermediary body that fulfils the duties of evaluating and compensating check that the conditions for hiring high-level executives and probable pay for their separation from the Corporation respect the guidelines approved by the board of directors? (Principle 29)		X
29) Are the structure and policies used to determine packages for board members and executives made known? (Principle 30)		X

DUTY OF AUDITING

iv) On the Duty of Auditing (see Section III, Principles 31, 37, 38 and 40)

This section shall mention how the auditing duty is carried out, describing the processes used to comply with said duties. Specifically, this section must describe how it is that the intermediary body interacts with the board of directors with respect to the Corporation's accounting practices and to the mechanisms in place to ensure the quality of the financial information.

The Corporation is a pure holding company, and the duties of internal auditing and of finances and planning are carried out at the subsidiary level. The Corporation has a service provider that is entrusted with coordinating the auditing process between the external auditor, internal auditor and statutory auditor. Said provider has the following duties: (i) to recommend, to the board of directors, the candidates for the Corporation's external auditor; (ii) to recommend, to the board of directors, the conditions for hiring and the scope of professional mandates with respect to external auditors; (iii) to support the board of directors by supervising compliance with the auditing agreements; (iv) to serve as a channel of communication between the board of directors and the external auditors, as well as to insure the external auditors' independence and objectivity; (v) to review the labor program, the observation letter and the auditing reports, and to inform the board of directors thereof; (vi) to recommend, to the board of directors, the bases for preparing the financial information; (vii) to aid the board by reviewing the financial information and the process of issuance thereof; (viii) to contribute to defining the general guidelines for the internal-control system and to evaluate the effectiveness thereof; (ix) to aid the board of directors in coordinating and evaluating annual internal-auditing programs; (x) to coordinate the external auditor's tasks as well as those of the internal auditor and the statutory auditor; and (xi) to verify the necessary mechanisms are in place to allow for verifying that the Corporation complies with the different provisions to which it is subject.

The process for selecting auditors shall take into account both the technical capacity of the auditors as well as their independence.

The Corporation shall seek to rotate the person entrusted with drafting the financial statements.

The board of directors is supported by the internal structures of the Corporation's subsidiaries; therefore, the internal audit is a support tool for the Corporation's and its subsidiaries' administration and allows the Corporation to evaluate the financial information generated as well as the effectiveness of internal controls. For said purposes, the Corporation's subsidiaries have an internal-auditing department that informs the board of directors of the accounting principles for drafting the Corporation's and its subsidiaries' financial information.

On the Selection of Auditors	YES	NO
30) Does the outside auditor's income from any outside review received in auditing the Corporation represent a percentage equal to or less than 20% of the total income of the firms entrusted with said duty? (Principle 32)	X	
31) Is the partner who reports to the Corporation replaced at least every six years? (Principle 34)	X	
32) Is the person who signs the auditing report on the Corporation's annual financial statements a person other than the person servings as the statutory auditor? (Principle 34)	X	
33) Is the corporate statutory auditor's professional profile revealed in the annual report? (Principle 35)		X

On the Financial Information		
34) Does the Corporation have an internal auditing unit? (Principle 36)		X
35) Does the intermediary body entrusted with fulfilling the duty of auditing submit the accounting policies to the board of directors for approval? (Principle 37)	X	
36) Does the intermediary body entrusted with fulfilling the duty of auditing check that the intermediary public financial information is elaborated pursuant to the same principles, criteria and practices as those used to draft the annual reports? (Principle 39)	X	
On the Internal Controls		
37) Is there an internal-control system? (Principle 41)	X	
38) Are the general guidelines for the internal-control system submitted for approval from the board of directors? (Principle 41)		X
39) Does the intermediary body entrusted with fulfilling the duty of auditing evaluate and issue an opinion concerning the effectiveness of the internal-control system? (Principle 42)		X
40) Do the outside auditors validate the effectiveness of the internal-control system and issue a report concerning said controls? (Principle 43)	X	

Review of Compliance with Provisions	YES	NO
41) Does the intermediary body entrusted with fulfilling the duty of auditing verify the existence of controls that allow for determining if the Corporation complies with the provisions applicable thereto and does said body report to the board of directors periodically? (Principle 44)		X
42) Is compliance with all applicable provisions reviewed at least once a year? (Principle 44)		X
43) Is the board of directors periodically informed of its legal standing? (Principle 45)		X

DUTY OF FINANCES AND PLANNING

v) On the Duty of Finances and Planning (see Section IV, Principle 46)

This section shall mention how the financing and planning duties are carried out, describing the processes used to comply with said duties. Specifically, this section must describe how it is that the intermediary body interacts with the board of directors to support it in decision making.

The Corporation's subsidiaries have a department of finances and administration whose duties include the following: (i) to evaluate and, as the case may be, suggest investment policies to the Corporation and its subsidiaries, proposed by office of the C.E.O., for subsequent submission to the board of directors for approval; (ii) to evaluate and, as the case may be, suggest capital- or debt-financing policies for the Corporation and its subsidiaries, proposed by the office of the C.E.O., for subsequent submission to the board of directors for approval; (iii) to evaluate and, as the case may be, suggest general guidelines for determining the Corporation's and its subsidiaries' strategic plan; (iv) to render an opinion on the premises in the annual budget and to propose such to the board for approval; (v) to follow up on the application of the Corporation's and its subsidiaries' budget and strategic plan; and (vi) to identify the risk

factors to which the Corporation and its subsidiaries are subject, and to evaluate the policies for administration thereof.

The subsidiaries and the Corporation have long-term investment and financing policies, which are defined taking into account the subsidiaries' and Corporation's strategic plan.

On the Operation of the Intermediary Body Entrusted with the Duty of Finances and Planning	YES	NO
44) Does the intermediary body entrusted with the duty of finances and planning issue an evaluation of the viability of the Corporation's principle investments and financing transactions? (Principle 47)		X
45) Does the intermediary body entrusted with the duty of finances and planning periodically evaluate the Corporation's strategic positions pursuant to the provisions set forth in the strategy plan? (Principle 48)		X
46) Does the intermediary body entrusted with the duty of finances and planning support the board of directors by overseeing that investment and financing policies are in step with the Corporation's strategic outlook? (Principle 49)		X
47) Does the intermediary body entrusted with the duty of finances and planning support the board of directors by overseeing the Corporation's financial projections, ensuring that such are in step with the Corporation's strategic outlook? (Principle 50)		X

vi) Optional Question

This section provides the option, to the issuer, of elaborating on corporate government practices in addition to those recommended under the Better Business Practices Code, if such exist.

EXHIBIT J-2

II. This part contains a questionnaire with respect to the general shareholders' meeting.

1). The questions set forth in this form shall be answered affirmatively or negatively by marking an "X" in the corresponding column.

2). In the case that the response is negative (and, as an exception, in the case that the response to Questions 1 and 2 is positive), the issuer must indicate why it does not comply with the principle recommended and, as the case may be, whether it has an alternative mechanism to that suggested. In said cases, the responses must be elaborated in the comment column, clearly expressing the corporate government practices that the Corporation follows.

3) *The questions refer to a specific section of the Better Business Practices Code so as to put the questions in context.*

QUESTIONNAIRE ON THE GENERAL SHAREHOLDERS' MEETING

SHAREHOLDERS' RIGHTS (see Section V)

i) On the Information and Agenda of the Shareholders' Meeting	YES	NO
1) Was the point known as "Miscellaneous Matters" omitted from the agenda? (Principle 51)	X	
2) Was the grouping of different topics under a single point in the agenda avoided? (Principle 51)	X	
3) Was all the information on each point in the agenda to the shareholders' meeting available 15 days in advance? (Principle 52)	X	
4) Are the shareholders' aided with a form that contains detailed information and possible voting alternatives for matters addressed in the agenda so that they properly can instruct their legal representatives? (Principle 53)	X	
5) Does the information provided to the shareholders include the proposal for the make-up of the board of directors together with information concerning the candidates' professional profiles? (Principle 54)		X

ii) On the Information and Communication between the Board of Directors and the Shareholders	YES	NO
6) Does the board of directors include, in its annual report to the shareholders' meeting, matters related to the workings of each intermediary body and the names of the persons who comprise such? (Principle 55)	X	
7) Are the reports from each intermediary body submitted to the board of directors available to the shareholders together with the material for the shareholders' meeting? (Principle 55)	X	
8) Does the Corporation have policies, mechanisms and personnel responsible for informing investors and maintaining open channels of communication with shareholders and potential investors? (Principle 56)	X	

Mexico City, Federal District. June 23, 2006

EXHIBIT R

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **TELECOM** QUARTER: 1 YEAR: 2004

CARSO GLOBAL TELECOM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AT MARCH 31 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**194,493,943**	**100**	**181,904,713**	**100**
2	**CURRENT ASSETS**	**43,912,558**	**23**	**39,671,746**	**22**
3	CASH AND SHORT-TERM INVESTMENTS	11,563,873	6	17,240,097	9
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	17,132,853	9	17,960,757	10
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	3,491,054	2	1,993,001	1
6	INVENTORIES	1,013,303	1	828,269	0
7	OTHER CURRENT ASSETS	10,711,475	6	1,649,622	1
8	**LONG TERM**	**999,786**	**1**	**1,120,445**	**1**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	76,170	0	892,061	0
11	OTHER INVESTMENTS	238,026	0	228,384	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**120,372,410**	**62**	**129,396,789**	**71**
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	305,080,751	157	282,654,224	161
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	185,684,402	95	169,294,799	93
17	CONSTRUCTION IN PROGRESS	976,061	1	6,037,364	3
18	**DEFERRED ASSETS (NET)**	**4,794,708**	**2**	**3,204,966**	**2**
19	**OTHER ASSETS**	**24,414,481**	**13**	**8,510,767**	**5**
20	**TOTAL LIABILITIES**	**125,980,213**	**100**	**124,872,049**	**100**
21	**CURRENT LIABILITIES**	**43,485,561**	**35**	**38,681,478**	**31**
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	10,063,263	8	13,541,982	11
24	STOCK MARKET LOANS	12,921,020	10	2,643,233	2
25	TAXES TO BE PAID	2,540,346	2	3,016,194	2
26	OTHER CURRENT LIABILITIES	17,960,932	14	19,480,069	16
27	**LONG-TERM LIABILITIES**	**63,837,230**	**51**	**69,427,518**	**56**
28	BANK LOANS	25,788,185	20	31,352,364	25
29	STOCK MARKET LOANS	38,049,045	30	38,075,154	30
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**18,657,422**	**15**	**12,548,832**	**10**
32	**OTHER LIABILITIES**	**0**	**0**	**4,214,221**	**3**
33	**CONSOLIDATED STOCK HOLDERS'EQUITY**	**68,513,730**	**100**	**57,032,664**	**100**
34	**MINORITY INTEREST**	**50,606,192**	**74**	**45,674,715**	**80**
35	**MAJORITY INTEREST**	**17,907,538**	**26**	**11,357,949**	**20**
36	**CONTRIBUTED CAPITAL**	**6,243,556**	**9**	**6,298,019**	**11**
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,213,173	2	1,263,678	2
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	4,492,130	7	4,495,869	8
39	PREMIUM ON SALES OF SHARES	538,253	1	538,472	1
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**11,663,982**	**17**	**5,059,930**	**9**
42	RETAINED EARNINGS AND CAPITAL RESERVE	18,865,156	28	14,664,727	26
43	REPURCHASE FUND OF SHARES	1,277,934	2	1,227,281	2
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCKHOLDERS'EQUITY	-10,824,274	-16	-12,113,587	-21
45	NET INCOME FOR THE YEAR	2,345,166	3	1,281,509	2

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2004

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**11,563,873**	**100**	**17,240,097**	**100**
46	CASH	1,072,703	9	1,132,022	7
47	SHORT-TERM INVESTMENTS	10,491,170	91	16,108,075	93
18	**DEFERRED ASSETS (NET)**	**4,794,708**	**100**	**3,204,966**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	585,793	12	626,462	20
49	GOODWILL	4,208,915	88	2,578,504	80
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIBILITIES**	**43,485,561**	**100**	**38,681,478**	**100**
52	FOREING CURRENCY LIABILITIES	18,792,735	43	12,600,728	33
53	MEXICAN PESOS LIABILITIES	24,692,826	57	26,080,750	67
24	**STOCK MARKET LOANS**	**12,921,020**	**100**	**2,643,233**	**100**
54	COMERCIAL PAPER	3,938,404	30	2,643,233	100
55	CURRENT MATURITIES OF MÉDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	8,982,616	70	0	0
26	**OTHER CURRENT LIABILITIES**	**17,960,932**	**100**	**19,480,069**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	1,486,650	8	2,719,692	14
58	OTHER CURRENT LIABILITIES WITHOUT COST	16,474,282	92	16,760,377	86
27	**LONG-TERM LIABILITIES**	**63,837,230**	**100**	**69,427,518**	**100**
59	FOREING CURRENCY LIABILITIES	52,873,185	83	58,809,413	85
60	MEXICAN PESOS LIABILITIES	10,964,045	17	10,618,105	15
29	**STOCK MARKET LOANS**	**38,049,045**	**100**	**38,075,154**	**100**
61	BONDS	34,485,000	91	0	0
62	MÉDIUM TERM NOTES	3,564,045	9	38,075,154	100
30	**OTHER LOANS**	**0**	**0**	**0**	**0**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**18,657,422**	**100**	**12,548,832**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	18,657,422	100	12,548,832	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	**0**	**4,214,832**	**100**
68	RESERVES	0	0	4,214,221	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**-10,824,274**	**100**	**-12,113,587**	**100**
70	ACCUMULATED INCOME DUE TO MENETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	-10,824,274	100	-12,113,587	100

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2004

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	426,997	990,268
73	PENSIONS FUND AND SENIORITY PREMIUS	0	4,214,221
74	EXECUTIVES (*)	133	135
75	EMPLOYERS (*)	11,255	11,538
76	WORKERS (*)	50,292	51,706
77	CIRCULATION SHARES (*)	3,605,520,300	3,675,375,800
78	REPURCHASED SHARES (*)	329,556,743	259,701,243

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2004

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**29,041,085**	**100**	**28,847,886**	**100**
2	COST OF SALES	14,945,220	51	14,890,852	52
3	**GROSS INCOME**	**14,095,865**	**49**	**13,957,034**	**48**
4	OPERATING	4,385,806	15	4,193,790	15
5	**OPERATING INCOME**	**9,710,059**	**33**	**9,763,244**	**34**
6	TOTAL FINANCING COST	123,586	0	2,158,696	7
7	**INCOME AFTER FINANCING COST**	**9,586,473**	**33**	**7,604,548**	**26**
8	OTHER FINANCIAL OPERATIONS	-464,899	-2	399,862	1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**10,051,372**	**35**	**7,204,686**	**25**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	4,130,626	14	2,411,029	8
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**5,920,746**	**20**	**4,793,657**	**17**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	24,610	0	-38,351	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**5,896,136**	**20**	**4,755,306**	**16**
14	INCOME OF DISCONTINUOS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**5,896,136**	**20**	**4,755,306**	**16**
16	EXTRAORDINARY ITEMS EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**5,896,136**	**20**	**4,755,306**	**16**
19	NET INCOME OF MINORITY INTEREST	3,550,970	12	3,473,797	12
20	**NET INCOME OF MAJORITY INTEREST**	**2,345,166**	**8**	**1,281,509**	**4**

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2004

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL Amount	%
1	**NET SALES**	**29,041,085**	100	**28,847,886**	100
21	DOMESTIC	28,542,336	98	28,559,714	99
22	FOREIGN	498,749	2	288,172	1
23	TRANSLATED INTO DOLLARS (***)	44,951	0	25,203	0
6	**TOTAL FINANCING COST**	**123,586**	100	**2,158,696**	100
24	INTEREST PAID	1,802,404	1458	797,971	37
25	EXCHANGE LOSSES	147,315	119	3,115,722	144
26	INTEREST EARNED	364,759	295	362,788	17
27	EXCHANGE PROFITS	559,566	453	516,360	24
28	GAIN DUE TO MONETARY POSITION	-901,808	-730	-875,849	-41
8	**OTHER FINANCIAL OPERATIONS**	**-464,899**	100	**399,862**	100
29	OTHER NET EXPENSES (INCOME) NET	-463,937	-100	404,292	101
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	-962	0	-4,430	-1
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**4,130,626**	100	**2,411,029**	100
32	INCOME TAX	3,738,870	91	2,233,745	93
33	DEFERED INCOME TAX	-327,581	-8	-451,876	-19
34	WORKERS' PROFIT SHARING	719,337	17	629,160	26
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: **2004**

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL Amount	QUARTER OF PREVIOUS FINANCIAL Amount
36	TOTAL SALES	29,041,086	27,805,587
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	118,863,986	118,989,792
39	OPERATION INCOME (**)	40,343,157	41,799,401
40	NET INCOME OF MAYORITY INTEREST(**)	7,139,799	3,434,900
41	NET CONSOLIDATED INCOME (**)	22,354,980	16,778,051

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2004

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**NET SALES**	**29,041,085**	**100**	**28,847,886**	**100**
2	COST OF SALES	14,945,220	51	14,890,852	52
3	**GROSS INCOME**	**14,095,865**	**49**	**13,957,034**	**48**
4	OPERATING	4,385,806	15	4,193,790	15
5	**OPERATING INCOME**	**9,710,059**	**33**	**9,763,244**	**34**
6	TOTAL FINANCING COST	123,586	0	2,158,696	7
7	**INCOME AFTER FINANCING COST**	**9,586,473**	**33**	**7,604,548**	**26**
8	OTHER FINANCIAL OPERATIONS	-464,899	-2	399,862	1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT**	**10,051,372**	**35**	**7,204,686**	**25**
10	RESERVE FOR TAXES AND WORKERS' PROFIT	4,130,626	14	2,411,029	8
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT**	**5,920,746**	**20**	**4,793,657**	**17**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-	-24,610	0	-38,351	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**5,896,136**	**20**	**4,755,306**	**16**
14	INCOME OF DISCONTINUOS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE**	**5,896,136**	**20**	**4,755,306**	**16**
16	EXTRAORDINARY ITEMS EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**5,896,136**	**20**	**4,755,306**	**16**
19	NET INCOME OF MINORITY INTEREST	3,550,970	12	3,473,797	12
20	**NET INCOME OF MAJORITY INTEREST**	**2,345,166**	**8**	**1,281,509**	**4**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2004

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**NET SALES**	**29,041,085**	100	**28,847,886**	100
21	DOMESTIC	28,542,336	98	28,559,714	99
22	FOREIGN	498,749	2	288,172	1
23	TRANSLATED INTO DOLLARS (***)	44,951	0	25,203	0
6	**TOTAL FINANCING COST**	**123,586**	100	**2,158,696**	100
24	INTEREST PAID	1,805,484	1461	797,971	37
25	EXCHANGE LOSSES	189,282	153	3,115,722	144
26	INTEREST EARNED	367,839	298	362,788	17
27	EXCHANGE PROFITS	601,533	487	516,360	24
28	GAIN DUE TO MONETARY POSITION	-901,808	-730	-875,849	-41
8	**OTHER FINANCIAL OPERATIONS**	**-464,899**	100	**399,862**	100
29	OTHER NET EXPENSES (INCOME) NET	-463,937	-100	404,292	101
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	-962	0	-4,430	-1
10	**RESERVE FOR TAXES AND WORKERS' PROFIT**	**4,130,626**	100	**2,411,029**	100
32	INCOME TAX	3,738,870	91	2,233,745	93
33	DEFERED INCOME TAX	-327,581	-8	-451,876	-19
34	WORKERS' PROFIT SHARING	719,337	17	629,160	26
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2004

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL Amount	QUARTER OF PREVIOUS FINANCIAL Amount
1	**CONSOLIDATED NET INCOME**	5,896,136	4,755,306
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	1,510,181	1,554,945
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	7,406,317	6,310,251
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	-8,286,679	-45,036
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	-880,362	6,265,215
6	CASH FLOW FROM EXTERNAL FINANCING	1,873,651	-1,514,581
7	CASH FLOW FROM INTERNAL FINANCING	-1,525,135	-1,616,856
8	**CASH FLOW GENERATED (USED) BY FINANCING**	348,516	-3,131,437
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	-7,966,872	-3,215,611
10	NET INCREASE (DECREASE) IN CASH AND SHORT -TERM INVESTMENTS	-8,498,718	-81,833
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	20,062,591	17,321,930
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	11,563,873	17,240,097

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2004

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL Amount
2	**+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIERE USING CASH**	**1,510,181**	**1,554,945**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	5,055,623	5,133,709
14	+(-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+(-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+(-) OTHER ITEMS	-3,545,442	-3,578,764
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**-8,286,679**	**-45,036**
18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	-606,552	-811,477
19	+(-) DECREASE (INCREASE) IN INVENTORIES	-100,380	357,706
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	-9,067,826	685,180
21	+(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	0	0
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	1,488,079	-276,445
6	**CASH FLOW FROM EXTERNAL FINANCING**	**1,873,651**	**-1,514,581**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	1,191,350	-3,309,844
24	LONG -TERM BANK AND STOCK MARKET FINANCING	682,301	3,364,321
25	+ DIVIDEND RECEIVED	0	0
26	OTHER FINANCING	0	-1,569,058
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**-1,525,135**	**-1,616,856**
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCKS	-8,924	-10,979
31	(-) DIVIDENS PAID	-1,093,563	-1,245,836
32	+ PREMIUM ON SALE OF SHARES	-422,648	-360,041
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**-7,966,872**	**-3,215,611**
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	-6,407,542	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	-1,768,659	-778,741
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANET INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	209,329	-2,436,870

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2004

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	20.30	%	16.48	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	39.87	%	30.24	%
3	NET INCOME TO TOTAL ASSETS (**)	11.49	%	9.22	%
4	CASH DIVIDENS TO PREVIOUS YEAR NET INCOME	0.00	%	0	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	15.29	%	18.42	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.61	times	0.65	times
7	NET SALES TO FEXID ASSETS (**)	0.99	times	0.92	times
8	INVENTORIES ROTATION (**)	72.02	times	24.00	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	46	days	49	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	9.78	%	8.70	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	64.77	%	68.65	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.84	times	2.19	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	56.02	%	57.19	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	53.03	%	53.65	%
15	OPERATING INCOME TO INTEREST PAID	5.39	times	12.24	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.94	times	0.95	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.01	times	1.03	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.99	times	1.00	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.35	times	0.32	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	26.59	%	4.57	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	25.5	%	21.87	%
22	CASH FLOW CHANGES IN WORKING CAPITAL TO NET SALES	-28.53	%	-0.16	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	-0.49	times	7.85	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	537.61	%	48.37	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	-437.61	%	51.63	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	22.20	%	24.22	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2004

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 1.96	$ 0.88
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE (**)	$ 1.96	$ 0.88
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 4.97	$ 3.09
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	3.35 times	3.75 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	8.49 times	12.63 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2004

RELATIONS OF SHARES INVESTMENTS
ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos) ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 TELMEX	COMMUNICATIONS	440,550,700	36.91	22,449,763	30,917,688
2 MULTIMEDIA CORPORATIVO, S.A. DE C.V.	SOCIETES ADMINISTRATIO	600,000	100	593	615
3 GLOBAL TELECOM LLC	SOCIETES ADMINISTRATIO	1	100	2,270,702	2,788,922
4 EMPRESAS Y CONTROLES	SOCIETES ADMINISTRATIO	230,336,849	100	2,289,730	2,865,477
TOTAL INVESTMENT IN SUBSIDIARIES		0		0	0
ASSOCIATEDS					
1 T1MSN, CORP.	INTERNET	500	50	974,989	214,289
2 TECHNOLOGY AND INTERNET, LLC	SERVICIES DE INTERNET	500	50	20,898	17,592
3 TECNOLOGY FUND I, LLC	COMMUNICATIONS	80,020,000	21.77	80,020	99,888
4 ORGANIZACION RECUPERADORA DE CARTERA, S.A DE C.V.	SOCIETES ADMINISTRATIO	459,124,621	45	459,125	434,399
5 CENTRO HISTORICO DE LA CIUDAD DE MEXICO	SOCIETES ADMINISTRATIO	1	50	29,621	29,031
6 OTHERS ASOCS (4) (No. DE ASOC.)		1	0	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				1,564,653	795,199
OTHER PERMANENT INVESTMENTS					248,475
TOTAL					37,616,376

NOTES

Credit Type / Institucion	Amortization Date	Rate of Interest	Denominated in Pesos		Amortization of Credits in Foreign Currency With National Entities Thousands Of $)						Amortization of Credits in Foreign Currency With Forsing Entities Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
AB SVENSK EXPORT KREDIT (1)	14/12/2005	2.18	0	0							31,655	0	19,134	0	0	0
ABN AMRO BANK (1)	30/12/2006	2.61	0	0							877,095	0	877,095	677,095	648,048	-
BANAMEX AG NY (1)	24/12/2006	1.99	0	0							5,959	1,002	4,010	3,007	-	-
BANCA SERFIN AG NY (1)	24/12/2006	1.99	0	0							3,127	524	2,096	1,572	-	-
BBV ARGENTARIA (1)	22/12/2007	1.93	0	0							179,425	0	179,425	179,425	179,425	-
BANCO INTERN., SAG (1)	24/12/2006	1.99	0	0							847	143	570	428	-	-
BANCO SANTANDER NY (1)	27/11/2008	1.38	0	0							28,482	0	28,482	28,482	28,482	3,147
BANK OF AMERICA (1)	24/12/2006	1.99	0	0							155,977	0	120,500	20,604	-	-
BANK OF AMERICA (1)	23/12/2006	1.43	0	0							37,410	6,294	25,174	18,881	-	-
BARCLAYS BANK, BRUS (1)	31/12/2004	2.43	0	0							89,858	0	0	-	-	-
BARCLAYS BANK, BRUS (1)	31/12/2005	2.18	0	0							96,609	0	96,609	-	-	-
CITIBANK, NA (1)	24/12/2006	1.99	0	0							118,162	19,789	79,154	59,366	-	-
DEXIA BANK (1)	31/12/2014	2.18	0	0							275,118	0	275,964	275,964	275,964	648,760
EXPORT DEVELOP CAN (1)	22/04/2006	1.73	0	0							292,126	123,247	344,602	195,129	25,338	-
GOLDMAN SACHS INTERN (1)	24/12/2006	1.99	0	0							8,320	1,400	5,599	4,199	-	-
JAPAN BANK FOR INT (1)	10/10/2011	2.23	0	0							0	0	477,678	477,678	477,678	1,910,712
JPMORGAN CHASE B (1)	20/12/2004	1.88	0	0							5,019,300	0	0	-	-	-
KREDITANSTAL FUR WIEDE (1)	15/12/2006	2.48	0	0							130,130	0	130,130	130,130	-	-
KREDITANSTAL FUR WIEDE (1)	30/11/2004	1.68	0	0							2,468	0	0	-	-	-
NATEXIS BANQUE (2)	31/03/2022	2.00	0	0							12,799	7,497	20,296	20,296	20,296	207,522
NORDEA BANK FINLAND (1)	04/12/2007	2.43	0	0							355,494	0	355,494	188,184	17,417	-
NORDEA BANK FINLAND (1)	09/11/2004	2.68	0	0							103,732	0	0	-	-	-
NORDIC INVESTMENT BANK (1)	06/12/2006	2.28	0	0							111,540	0	111,540	111,540	-	-
SKANDINAVISKA ENSKIL (1)	28/02/2010	2.61	0	0							74,670	3,891	78562	78,562	78,562	86,345
SOCIETE GENERALE NY(1)	31/12/2003	1.62	0	0							6,555	1,103	4,411	3,308	-	-
SOCIETE GENERALE N.Y. (1)	24/12/2006	1.99	0	0							6,301	1,060	4,240	3,180	-	-
SOCIETE GENERALE (1)	14/05/2007	1.93	0	0							48,970	0	21,321	860	-	-
BANK TOKYO-MTSUB(1)	28/12/2008	2.53	0	0							314,994	0	314,994	314,994	314,994	45,957
ARRENDAD CITIBANK (1)	25/06/2004	2.18	0	0	64689	0	0	0	0	0	0	0	0	-	-	-
BANAMEX (1)	28/11/2003	1.48	0	0	159,181	55,165	53858									
BBV BANCOMER(1)	10/10/2006	2.18	0	0	91,913	31,096	128,720	97542								
BBV BANCOMER (1)	10/10/2006	2.08	0	0	173,847	59887	185708	0	0		0	0	0	-	-	
BBVA BANCOMER (1)	19/11/2003	1.56		0	0	0	0	0	0							
BANCO INTERNAC (1)	24/12/2006	1.99	0	800000	0	0	0	0	0							
BANCO SANTANDER (1)	12/11/2003	1.68	0	0	19,501	3,281	13,123	9,842	0							
BBVA BANCOMER (3)	22/05/2004	4.06	500,000	0	0	0	0	0	0							
CITIBANK, MEXICO, SA (1)	26/06/2006	2.06	0	0	216847	73662	301733	77240	0							
TESORERIA DE LA FED(1)	24/12/2006	1.99	0	0	38220	6420	25680	19260	0							
VARIAS INSTITUCIONES	23/08/2004	3.16									4,970					
VARIAS INSTITUCIONES	01/06/2013	10 95									9,346	2,185	47,479	29,407	30,125	54,897
CHASE MANHATAN BANK	23/02/2007	1.05	0	0									1,115,400		-	
WACHOVIA	03/02/2005	1.51	0	0										5,688,540	-	-
DRESNER	04/02/2008	1.61	0	0											1,115,400	-
DRESNER	04/02/2008	1.61	0	0											1,115,400	-
SANTANDER	10/04/2008	1.06	0	0											1,115,405	-
SANTANDER	18/03/2009	1.06														1,115,400
SANTANDER	27/02/2009	1.06														1,115,400
46 TOTAL BANKS			500,000	800,000	764,178	229,511	706,822	203,884	0	0	8,401,439	168,135	4,739,959	8,710,831	5,440,534	5,186,140
STOCK EXCHANGE																
PRIVATE PLACEMENTS																
UNSECURED DEBT																
SENIOR NOTES DUE 2006 (2)	26/01/2206	8.25	0	0	0	0	0	0	0	0	0	0	16,731,000	0	0	0
SENIOR NOTES DUE 2008 (2)	19/11/2008	4.50	0	-	0	0	0	0	0	0	0	0	0	0	0	11,154,000
CONVERT. SEC DUE 2004 (2)	15/06/2004	4.25	0	-	0	0	0	0	0	0	8132616	0	0	0	0	0
CERT. BURSATIL TMX 02-2 (4)	10/02/2005	7.13	650,000	-	0	0	0	0	0	0	0	0	0	0	0	0
CERT. BURSATIL TMX 02 (4)	09/02/2007	7.03	-	1,650,000	0	0	0	0	0	0	0	0	0	0	0	0
C.B. TMX 01 02-3, 02-4 (2)	31/05/2012	11.05	-	1,700,000	0	0	0	0	0	0	0	0	0		0	0
CERT. BURSATIL CGT	26/10/2007	7.13	-	3,250,000	0	0	0	0	0	0	0	0	0	0	0	0
PAGARE MEDDIANO PLAZO	01/01/2007	7.50		1,214,045												
PAPEL COMERCIAL CGT	20/04/2004	5.18	250,000	-	0	0	0	0	0	0	0	0	0	0	0	0
PAPEL COMERCIAL CGT	28/04/2004	5.13	400,000	-	0	0	0	0	0	0	0	0	0	0	0	0
PAPEL COMERCIAL CGT	14/04/2004	6.31	1,300,000	-	0	0	0	0	0	0	0	0	0	0	0	0
PAPEL COMERCIAL CGT	14/04/2004	6.31	500,000													
PAPEL COMERCIAL CGT	20/04/2004	6.65	1,488,404													
CERTIFICADO BURSATIL CGT	23/08/2007	7.12		1,000,000												
CERTIFICADO BURSATIL CGT	28/11/2008	7.47	0	1,350,000	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL STOCK EXCHANGE			4,788,404	10,164,045	0	0	0	0	0	0	8,132,616	0	16,731,000	0	0	11,154,000
OTROS PASIVOS			17,960,932	0												
OTHER CURRENT LIABILITIES AND OTHER CREDITS			0	0												
			23,249,336	10,964,045	764,178	229,511	706,822	203,884	0	0	16,534,055	168,135	21,470,959	8,710,831	5,440,534	16,340,140

OTHER CURRENT LIABILITIES
AND OTHER CREDITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2004

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)
ANNEX 6

CONSOLITED
Final Printing

TRADE BALANCE	DOLARES (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
FOREING MONETARY POSITION					
TOTAL ASSETS	3,045,287	33,967,130	0	0	33,967,130
LIABILITIES POSITION	6,354,913	70,882,712	36,050	402,120	71,284,832
SHOUT TERM	1,647,331	18,374,335	3,345	37,312	18,411,647
LONG TERM	4,707,582	52,508,377	32,705	364,808	52,873,185
NET BALANCE	-3,309,626	-36,915,582	-36,050	-402,120	-37,317,702

NOTES

USED TYPES OF CHANCE
DOLAR (U.S.) 10.4808

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **TELECOM** QUARTER: 1 YEAR: 2004

CARSO GLOBAL TELECOM, S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLITED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	43,883,454	102,137,421	58,253,967	0.62	361,175
FEBRUARY	42,376,046	99,743,415	57,367,369	0.60	344,204
MARCH	43,649,833	104,969,045	61,319,212	0.34	208,485
APRIL	0	0	0	0	0
MAY	0	0	0	0	0
JUNE	0	0	0	0	0
JULY	0	0	0	0	0
AUGUST	0	0	0	0	0
SEPTEMBER	0	0	0	-	0
ACTUALIZATION:	0	0	0	-	0
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
	0	0	0	0.00	-12,056
TOTAL					**901,808**

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2004

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLITED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NO APPLY

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLITED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
NO APPLY			

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2004

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO APPLY					

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2004

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11
(THOUSANDS OF PESOS)
DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NETS SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
REVENUES LOCAL				13,712,934			
DOMESTIC LONG DISNATNECE				9,332,804			
INTERCONNECTION				4,347,167			
OTHERS				1,149,431			
TOTAL				28,542,336			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2004

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11
(THOUSANDS OF PESOS)

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NETS SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
INTERCONNECTION				498,749			
TOTAL				498,749			

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2004

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID. CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A-1		4	3,605,520,300			3,605,520,300	1,213,173	
TOTAL			3,605,520,300			3,605,520,300	1,213,173	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
3,605,520,300

SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's:
GDRS's:
ADS's:
GDS's:

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	AT REPURCHASE	AT QUARTER
A-1	743	16.11000	16.65000

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: **1** YEAR: **2004**

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 30 OF MARCH OF 2004** AND **2003** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

LIC. JAIME CHICO PARDO
GENERAL DIRECTOR

C.P. ARMANDO IBAÑEZ VAZQUEZ
AMINISTRATION DIRECTOR

MEXICO, D.F., AT APRIL18 OF 2004.

EXHIBIT S

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: 2004

CONSOLIDATED FINANCIAL STATEMENT
AT JUNE 30 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**195,890,191**	**100**	**170,317,870**	**100**
2	**CURRENT ASSETS**	**35,891,965**	**230**	**33,838,827**	**20**
3	CASH AND SHORT-TERM INVESTMENTS	8,830,991	4	9,862,427	6
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	18,243,840	9	19,128,877	11
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	5,013,750	3	1,865,881	1
6	INVENTORIES	964,795	0	749,852	0
7	OTHER CURRENT ASSETS	6,798,589	3	2,231,790	1
8	**LONG TERM**	**1,632,782**	**1**	**1,065,968**	**1**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	1,383,058	1	840,648	0
11	OTHER INVESTMENTS	249,724	0	225,320	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**122,714,989**	**62**	**124,400,338**	**73**
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	317,530,559	161	293,670,245	172
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	196,234,541	100	172,316,151	101
17	CONSTRUCTION IN PROGRESS	1,418,971	1	3,046,244	2
18	**DEFERRED ASSETS (NET)**	**7,503,422**	**4**	**2,833,128**	**2**
19	**OTHER ASSETS**	**25,187,033**	**13**	**8,129,609**	**5**
				0	
20	**TOTAL LIABILITIES**	**125,908,889**	**100**	**113,260,757**	**100**
21	**CURRENT LIABILITIES**	**40,116,486**	**32**	**41,496,627**	**37**
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	13,601,195	11	8,475,381	7
24	STOCK MARKET LOANS	5,921,440	5	14,919,474	13
25	TAXES TO BE PAID	3,253,458	3	3,219,666	3
26	OTHER CURRENT LIABILITIES	17,340,393	14	14,882,106	13
27	**LONG-TERM LIABILITIES**	**66,628,395**	**53**	**54,457,097**	**45**
28	BANK LOANS	27,934,238	22	28,013,338	25
29	STOCK MARKET LOANS	38,694,157	31	26,443,759	23
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**19,164,008**	**15**	**12,855,999**	**11**
32	**OTHER LIABILITIES**	**0**	**0**	**4,451,034**	**4**
33	**CONSOLIDATED STOCK HOLDERS'EQUITY**	**70,981,302**	**100**	**57,057,113**	**100**
34	**MINORITY INTEREST**	**52,676,706**	**74**	**45,269,444**	**79**
35	**MAJORITY INTEREST**	**18,304,596**	**26**	**11,787,669**	**21**
36	**CONTRIBUTED CAPITAL**	**6,239,565**	**9**	**6,268,240**	**11**
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,205,472	2	1,230,571	2
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	4,495,520	6	4,498,802	8
39	PREMIUM ON SALES OF SHARES	538,573	1	538,867	1
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**12,065,031**	**17**	**5,519,429**	**10**
42	RETAINED EARNINGS AND CAPITAL RESERVE	13,305,972	19	10,769,940	19
43	REPURCHASE FUND OF SHARES	4,899,840	7	2,044,065	4
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCKHOLDERS'EQUITY	-9,304,445	-13	-10,345,819	-18
45	NET INCOME FOR THE YEAR	3,163,664	4	3,051,243	5

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: 2004

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**8,830,991**	**0**	**9,862,427**	**0**
46	CASH	1,043,761	0	1,394,651	0
47	SHORT-TERM INVESTMENTS	7,787,230	0	8,467,776	0
18	**DEFERRED ASSETS (NET)**	**7,503,422**	**0**	**2,883,128**	**0**
48	AMORTIZED OR REDEEMED EXPENSES	769,856	0	618,683	0
49	GOODWILL	6,733,566	0	2,264,445	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIBILITIES**	**40,116,486**	**0**	**41,496,627**	**0**
52	FOREING CURRENCY LIABILITIES	11,901,195	0	17,135,138	0
53	MEXICAN PESOS LIABILITIES	28,215,291	0	24,361,489	0
24	**STOCK MARKET LOANS**	**5,921,440**	**0**	**14,919,474**	**0**
54	COMERCIAL PAPER	5,921,440	0	3,980,664	0
55	CURRENT MATURITIES OF MÉDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	10,938,810	0
26	**OTHER CURRENT LIABILITIES**	**17,340,393**	**0**	**14,882,106**	**0**
57	OTHER CURRENT LIABILITIES WITH COST	38	0	649,650	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	17,340,355	0	14,232,456	0
27	**LONG-TERM LIABILITIES**	**66,628,395**	**0**	**54,457,097**	**0**
59	FOREING CURRENCY LIABILITIES	55,163,238	0	44,369,363	0
60	MEXICAN PESOS LIABILITIES	11,465,157	0	10,087,734	0
29	**STOCK MARKET LOANS**	**38,694,157**	**0**	**26,443,759**	**0**
61	BONDS	36,344,157	0	25,443,759	0
62	MÉDIUM TERM NOTES	2,350,000	0	1,000,000	0
30	**OTHER LOANS**	**0**	**0**	**0**	**0**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**19,164,008**	**0**	**12,855,999**	**0**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	19,164,008	0	12,855,999	0
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	**0**	**4,451,034**	**0**
68	RESERVES	0	0	4,451,034	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**-9,304,445**	**0**	**-10,345,819**	**0**
70	ACCUMULATED INCOME DUE TO MENETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	-9,304,445	0	-10,345,819	0

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: 2004

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	-264,521	-7,657,800
73	PENSIONS FUND AND SENIORITY PREMIUS	0	4,264,669
74	EXECUTIVES (*)	124	134
75	EMPLOYERS (*)	11,233	11,471
76	WORKERS (*)	49,989	51,563
77	CIRCULATION SHARES (*)	3,582,634,400	3,657,225,000
78	REPURCHASED SHARES (*)	352,442,643	277,852,043

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: 2004

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	59,152,706	100	58,127,632	100
2	COST OF SALES	30,866,980	52	29,994,906	52
3	**GROSS INCOME**	28,285,726	48	28,132,726	48
4	OPERATING	8,860,922	15	8,607,897	15
5	**OPERATING INCOME**	19,424,804	33	19,524,829	34
6	TOTAL FINANCING COST	1,882,742	3	1,049,984	2
7	**INCOME AFTER FINANCING COST**	17,542,062	30	18,474,845	32
8	OTHER FINANCIAL OPERATIONS	420,865	1	408,116	1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	17,121,197	29	18,066,729	31
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	7,627,045	13	7,108,782	19
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	9,494,152	16	10,957,947	19
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	-36,417	0	-100,630	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	9,457,735	16	10,857,317	19
14	INCOME OF DISCONTINUOS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	9,457,735	16	10,857,317	19
16	EXTRAORDINARY ITEMS EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	9,457,735	16	10,857,317	19
19	NET INCOME OF MINORITY INTEREST	6,294,071	11	7,806,074	13
20	**NET INCOME OF MAJORITY INTEREST**	3,163,664	5	3,051,243	5

STOCK EXCHANGE CODE: **TELECOM** QUARTER: 2 YEAR: **2004**

CARSO GLOBAL TELECOM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

OTHER CONCEPTS

(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	59,152,707	23,685,534
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	119,777,655	119,109,265
39	OPERATION INCOME (**)	40,312,547	60,435,657
40	NET INCOME OF MAYORITY INTEREST(**)	6,187,219	4,979,807
41	NET CONSOLIDATED INCOME (**)	19,829,190	19,804,149

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: 2004

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL Amount	%
1	**NET SALES**	**59,152,706**	**100**	**58,127,632**	**100**
21	DOMESTIC	57,416,841	97	57,349,058	99
22	FOREIGN	1,735,865	3	778,574	1
23	TRANSLATED INTO DOLLARS (***)	152,114	0	70,197	0
6	**TOTAL FINANCING COST**	**1,882,742**	**100**	**1,049,984**	**100**
24	INTEREST PAID	3,571,583	190	3,346,794	319
25	EXCHANGE LOSSES	1,195,037	63	1,807,446	172
26	INTEREST EARNED	1,589,099	84	2,063,951	197
27	EXCHANGE PROFITS	336,942	18	1,100,882	105
28	GAIN DUE TO MONETARY POSITION	-957,837	-51	-939,423	-89
8	**OTHER FINANCIAL OPERATIONS**	**420,865**	**100**	**408,116**	**100**
29	OTHER NET EXPENSES (INCOME) NET	474,052	113	-502,046	-123
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	223
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	-53,187	-13	910,162	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**7,627,045**	**100**	**7,108,782**	**100**
32	INCOME TAX	6,673,561	87	5,598,665	79
33	DEFERED INCOME TAX	-481,610	-6	284,338	4
34	WORKERS' PROFIT SHARING	1,435,094	19	1,225,779	17
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **TELECOM** QUARTER: 2 YEAR: 2004

CARSO GLOBAL TELECOM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

FROM APRIL THE 1st TO JUNE 30 OF 2004 AND 2003

(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**NET SALES**	**30,094,197**	**100**	**29,264,108**	**100**
2	COST OF SALES	15,912,793	53	15,095,982	52
3	**GROSS INCOME**	**14,181,404**	**47**	**14,168,126**	**48**
4	OPERATING	4,472,582	15	4,411,833	15
5	**OPERATING INCOME**	**9,708,822**	**32**	**9,756,293**	**33**
6	TOTAL FINANCING COST	1,759,082	6	-1,109,883	-4
7	**INCOME AFTER FINANCING COST**	**7,949,740**	**26**	**10,866,176**	**37**
8	OTHER FINANCIAL OPERATIONS	885,946	3	8,037	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT**	**7,063,794**	**23**	**10,858,139**	**37**
10	RESERVE FOR TAXES AND WORKERS' PROFIT	3,493,941	12	4,696,447	16
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT**	**3,569,853**	**12**	**6,161,692**	**21**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-	-11,792	0	-62,258	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**3,558,061**	**12**	**6,099,434**	**21**
14	INCOME OF DISCONTINUOS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE**	**3,558,061**	**12**	**6,099,434**	**21**
16	EXTRAORDINARY ITEMS EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**3,558,061**	**12**	**6,099,434**	**21**
19	NET INCOME OF MINORITY INTEREST	2,740,970	9	4,330,394	15
20	**NET INCOME OF MAJORITY INTEREST**	**817,091**	**3**	**1,769,040**	**6**

STOCK EXCHANGE CODE: TELECOM QUARTER: 2 YEAR: 2004
CARSO GLOBAL TELECOM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**NET SALES**	**30,094,197**	**100**	**29,264,108**	**100**
21	DOMESTIC	28,857,380	96	28,773,862	98
22	FOREIGN	1,236,817	4	490,246	2
23	TRANSLATED INTO DOLLARS (***)	107,163	0	44,954	0
6	**TOTAL FINANCING COST**	**1,759,082**	**100**	**-1,109,883**	**100**
24	INTEREST PAID	1,768,098	101	2,548,389	230
25	EXCHANGE LOSSES	1,047,634	60	-1,309,966	-118
26	INTEREST EARNED	1,224,121	70	1,700,966	153
27	EXCHANGE PROFITS	-222,960	-13	584,241	53
28	GAIN DUE TO MONETARY POSITION	-55,489	-3	-63,099	-6
8	**OTHER FINANCIAL OPERATIONS**	**885,946**	**100**	**8,037**	**100**
29	OTHER NET EXPENSES (INCOME) NET	938,170	106	-906,559	-11,280
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	-52,224	-6	914,596	11,380
10	**RESERVE FOR TAXES AND WORKERS' PROFIT**	**3,493,941**	**100**	**4,696,447**	**100**
32	INCOME TAX	2,959,448	85	3,363,708	72
33	DEFERED INCOME TAX	-180,835	5	736,461	16
34	WORKERS' PROFIT SHARING	715,328	20	596,278	13
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

STOCK EXCHANGE CODE: TELECOM QUARTER: 2 YEAR: 2004
CARSO GLOBAL TELECOM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**9,457,735**	**10,857,317**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	6,209,145	8,591,794
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**15,666,880**	**19,449,111**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	-5,590,236	-4,843,697
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**10,076,644**	**14,605,414**
6	CASH FLOW FROM EXTERNAL FINANCING	-405,578	-9,006,715
7	CASH FLOW FROM INTERNAL FINANCING	-3,304,989	-3,190,169
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**-3,710,567**	**-12,196,884**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**-17,611,504**	**-8,836,335**
10	NET INCREASE (DECREASE) IN CASH AND SHORT -TERM INVESTMENTS	-11,245,427	-6,427,805
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	20,076,418	16,290,232
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	8,830,991	9,862,427

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **TELECOM** QUARTER: 2 YEAR: **2004**

CARSO GLOBAL TELECOM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL Amount	QUARTER OF PREVIOUS Amount
2	**+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIERE USING CASH**	**6,209,145**	**8,591,794**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	10,472,553	10,114,893
14	+(-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+(-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+(-) OTHER ITEMS	-4,263,408	-1,523,099
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**-5,590,236**	**-4,843,697**
18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	-1,164,812	-925,447
19	+(-) DECREASE (INCREASE) IN INVENTORIES	-100,380	440,650
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	-7,536,086	652,473
21	+(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	0	0
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	3,211,042	-5,011,373
6	**CASH FLOW FROM EXTERNAL FINANCING**	**-405,578**	**-9,006,715**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	-2,622,082	5,677,420
24	LONG -TERM BANK AND STOCK MARKET FINANCING	3,429,936	-11,649,128
25	+ DIVIDEND RECEIVED	0	0
26	OTHER FINANCING	-1,213,432	-3,035,007
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**-3,304,989**	**-3,190,169**
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCKS	-16,625	-17,369
31	(-) DIVIDENS PAID	-2,467,045	-2,584,807
32	+ PREMIUM ON SALE OF SHARES	-821,319	-587,993
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**-17,611,504**	**-8,836,335**
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	-4,734,931	-1,130
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	-5,119,274	-2,569,000
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	-571,752	0
37	+ SALE OF OTHER PERMANET INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	-7,185,547	-6,266,205

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: 2004

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 1.70	$ 1.29
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE (**)	$ 1.70	$ 1.29
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 5.10	$ 3.22
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	3.30 times	4.30 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	9.92 times	10.31 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: 2004

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	15.99	%	18.68	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	33.80	%	42.25	%
3	NET INCOME TO TOTAL ASSETS (**)	10.07	%	11.63	%
4	CASH DIVIDENS TO PREVIOUS YEAR NET INCOME	0.00	%	0	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	10.13	%	8.65	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.61	times	0.7	times
7	NET SALES TO FEXID ASSETS (**)	0.98	times	0.96	times
8	INVENTORIES ROTATION (**)	5	times	4.56	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	48	days	51	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	9.00	%	8.5	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	63.95	%	66.5	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.77	times	1.99	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	23.26	%	54.30	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	54.3	%	43.78	%
15	OPERATING INCOME TO INTEREST PAID	5.44	times	5.83	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.95	times	1.05	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.99	times	0.82	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.97	times	0.8	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.32	times	0.3	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	22.01	%	23.7	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	26.49	%	33.46	%
22	CASH FLOW CHANGES IN WORKING CAPITAL TO NET SALES	-9.45	%	-8.33	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	2.82	times	4.36	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	10.93	%	73.84	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	89.07	%	26.16	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	29.07	%	29.07	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 2 YEAR: 2004

CARSO GLOBAL TELECOM, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED

Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos) ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 TELMEX	COMMINICATIONS	4,555,756,700	37.59	22,449,763	31,382,072
2 MULTIMEDIA CORPORATIVO, S.A. DE C.V.	SOCIETIES ADMINISTRATIO	600,000	100	593	590
3 GLOBAL TELECOM LLC	SOCIETIES ADMINISTRATIO	1	100	2,270,702	2,242,282
4 EMPRESAS Y CONTROLES	SOCIETIES ADMINISTRATIO	230,336,849	100	2,289,730	2,318,059
TOTAL INVESTMENT IN SUBSIDIARIES		0	0	27,010,788	35,943,003
ASSOCIATEDS					
1 TM & MS LLC	INTERNET	1	50	28,441	28,441
2 TECHNOLOGY AND INTERNET, LLC	INTERNET SERVICIES	500	50	974,989	202,904
3 TECNOLOGY FUND I, LLC	COMMINICATIONS	500	50	20,898	17,587
4 GRUPO TELVISTA, S.A. DE C.V.	SOCIETIES ADMINISTRATIO	459,124,621	45	459,125	473,650
5 CENTRO HISTORICO DE LA CIUDAD DE MEXICO	SOCIETIES ADMINISTRATIO	80,020,000	50	80,020	97,425
6 OTHERS ASOCS. (4) (No. DE ASOC.)		1	1	0	563,051
TOTAL INVESTMENT IN ASSOCIATEDS				1,563,473	1,383,058
OTHER PERMANENT INVESTMENTS					249,724
TOTAL					37,575,785

NOTES

(THOUSANDS OF PESOS)

Credit Type / Institucion	Amortization Date	Rate of Interest	Denominated in Pesos: Until 1 Year	Denominated in Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities Thousands Of: Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits In Foreign Currency With Foreing Entities Thousands Of: Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
AB SVENKS EXPORTKREDIT (1)	14/12/2005	2.94	0	0							16,193	16,193	3,383	-	-	-
ABN AMRO BANK (1)	15/07/2004	1.49	0	0							5,135,220	-	-	-	-	-
ABN AMRO BANK (1)	14/03/2008	3.37	0	0							236,383	236,383	472,766	472,766	-	-
BANAMEX AG. NY (1)	24/12/2006	2.75	0	0							4,064	2,051	4,102	2,051	-	-
BANCA SERFIN AG. NY (1)	24/12/2006	2.75	0	0							2,133	1,072	2,144	1,072	-	-
BBV ARGENTARIA S A (1)	22/12/2007	2.69	0	0							91,785	91,785	183,569	183,569	91,785	-
BANCO INTERNACIONAL SAG (1)	24/12/2006	2.75	0	0							578	292	583	292	-	-
BANCO SANTANDER CH NY (1)	27/11/2008	2.14	0	0							14,570	14,570	29,139	29,139	16,698	1,093
BANK OF AMERICA (1)	14/04/2006	2.19	0	0							74,344	64,651	79,712	-	-	-
BANK OF AMERICA (1)	24/12/2006	2.75	0	0							25,516	12,878	25,756	12,878	-	-
BANK OF AMERICA (1)	19/07/2004	1.40	0	0							570,580	-	-	-	-	-
BARCLAYS BANK, BRUSS (1)	31/12/2004	3.19	0	0							45,967	-	-	-	-	-
BARCLAYS BANK, BRUSS (1)	31/12/2005	2.94	0	0							49,420	49,420	49,420	-	-	-
CITIBANK, N.A. (1)	24/12/2006	2.75	0	0							80,594	40,491	80,982	40,491	-	-
CITIBANK, N.A. (1)	15/07/2004	1.48	0	0							570,580	-	-	-	-	-
DEXIA BANK (1)	31/12/2014	2.94	0	0							140,736	141,192	282,383	282,383	242,446	560,760
EXPORT DEVELOPMENT (1)	22/04/2008	2.49	0	0							218,617	196,607	348,857	172,078	29,607	9,072
GOLDMAN SACHS INT. (1)	24/12/2006	2.75	0	0							5,675	2,864	5,728	2,864	-	-
JAPAN BANK FOR INT. COOP (1)	10/10/2011	2.82	0	0							-	403,533	807,066	807,066	807,066	2,824,731
KREDITANSTALT FUR W. (1)	15/12/2006	3.24	0	0							66,568	66,568	133,135	66,568	-	-
KREDITANSTALT FUR W. (1)	30/11/2004	2.44	0	0							1,262	-	-	-	-	-
NATEXIS BANQUE (2)	31/03/2022	2.00	0	0							10,273	10,273	20,545	20,545	20,545	207,386
NORDEA BANK FINLAND (1)	04/12/2007	3.19	0	0							181,852	181,852	306,646	76,646	8,910	-
NORDIC INVESTMENT BANK (1)	06/12/2006	3.04	0	0							57,058	57,058	114,116	57,058	-	-
SKANDINAVISKA ENSKILDA (1)	28/02/2010	3.37	0	0							3,981	3,981	7,963	7,963	7,963	15,926
SOCIETE GENERALE PARIS (1)	24/12/2006	2.75	0	0							4,252	2,146	4,292	2,146	-	-
SOCIETE GENERALE PARIS (1)	24/12/2006	2.75	0	0							4,471	2,256	4,513	2,256	-	-
SOCIETE GENERALE PARIS (1)	14/05/2007	2.69	0	0							22,386	15,445	7,171	92	-	-
THE BANK OF TOKYO-MIT (1)	28/12/2008	3.29	0	0							161,134	161,134	322,268	322,268	208,152	-
BANAMEX, S. A. (1)	27/06/2005	2.94	-	-	109,627	111,542					-	-	-	-	-	-
BANAMEX, S.A. (3)	01/07/2004	6.65	500,000	-							-	-	-	-	-	-
BBVA BANCOMER (1)	10/10/2006	2.84	-	-	62,923	63,865	130,611	66,777	0	0	-	-	-	-	-	-
BBVA BANCOMER (1)	10/10/2006	2.94	-	-	119,549	123,559	127,707									
BBVA BANCOMER (1)	19/07/2004	1.61	-	-	228,232	-	-				-	-	-	-	-	
BBVA BANCOMER (1)	19/07/2004	1.40	-	-	570,580	-	-	-								
BBVA BANCOMER (1)	19/07/2004	1.46	-	-	570,580	-	-	-	0		-	-	-	-	-	
BBVA BANCOMER (3)	27/08/2005	7.18	-	800,000	-	-	-									
BANCO INTERNACIONAL (1)	24/12/2006	2.75	-	-	13,301	6,713	13,426	6,713								
BBVA BANCOMER (4)	26/06/2006	7.72	-	500,000	-	-	-	-	0							
BBVA BANCOMER (3)	01/07/2004	6.80	700,000	-	-	-	-	-	0							
CITIBANK MEXICO (1)	26/06/2006	2.82	-	-	148,602	151,444	311,645	-	0							
TESORERIA DE LA FEDER (1)	24/12/2006	2.75	-	-	26,069	13,137	28,274	13,137	0							
SCOTIABANK INVERLAT (3)	01/07/2004	6.65	500,000	-	-	-	-									
VARIAS INSTITUCIONES (1)	01/12/2005	5.52	-	-	-	-	-	-	0		6,567	1,509	734			
VARIAS INSTITUCIONES (2)	01/06/2001	7.32	-	-	-	-	-	-	0		2,317	192	7,250	7,034	7,609	55,548
CHASE MANHATAN	23/02/2007	6.35	-	-										5,819,916	-	
WACHOVIA	23/02/2006	6.38	-	-									1,141,160	-	-	-
DRESNER	04/02/2008	6.38	-	-											1,141,160	-
DRESNER	27/03/2008	6.38	-	-											1,141,160	-
DRESNER	18/04/2009	6.35													1,141,164	
SANTANDER	10/04/2008	6.38														1,141,160
SANTANDER	18/03/2009	6.38														1,141,160
SANTANDER	27/02/2009	6.38	0													1,141,160
SANTANDER	05/05/2009	6.37	0	0												1,141,161
TOTAL BANKS			1,700,000	1,300,000	1,849,463	470,260	609,663	86,627	0	0	7,805,076	1,776,396	4,445,383	6,389,141	4,864,265	8,239,157
STOCK EXCHANGE																
PRIVATE PLACEMENTS																
UNSECURED DEBT																
SENIOR NOTES DUE 2006 (2)	28/01/2006	6.25	0	0	0	0	0	0	0	0	0	0	17,117,400	0	0	0
SENIOR NOTES DUE 2008 (2)	19/11/2008	4.50	0	-	0	0	0	0	0	0	0	0	0	0	0	11411600
CERT. BURSATIL TMX 02-2 (5)	10/02/2005	6.22	850,000	-	0	0	0	0	0	0	0	0	0	0	0	0
CERT. BURSATIL TMX 02 (6)	09/02/2007	6.35	-	1,650,000	0	0	0	0	0	0	0	0	0	0	0	0
C.B. TMX 01 02-3 Y 02-4 (2)	31/05/2012	11.05	-	1,700,000	0	0	0	0	0	0	0	0	0	0	0	0
C.B. TELMEX 01-2 (6)	26/10/2007	6.45	-	3,250,000	0	0	0	0	0	0	0	0	0	-	0	0
PAPAEL COMERCIA BURSATIL	28/07/2004	6.75	1,790,880	-	0	0	0	0	0	0	0	-	0	0	0	0
PAPAEL COMERCIA BURSATIL	28/07/2004	6.75	795,947	-	0	0	0	0	0	0	0	0	0	0	0	0
PAPAEL COMERCIA BURSATIL	02/08/2004	6.80	496,976	-	0	0	0	0	0	0	0	0	0	0	0	0
PAPAEL COMERCIA BURSATIL	02/08/2004	6.95	1,987,637	-	0	0	0	0	0	0	0	0	0	0	0	0
PAGARE A MEDIANO PLAZO	20/07/2007	7.50		1,215,157	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADOS BURSATILES	23/08/2007	7.12		1,000,000												
CERTIFICADOS BURSATILES	28/11/2008	6.36	-	1,350,000	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL STOCK EXCHANGE			5,921,440	10,165,157	0	0	0	0	0	0	0	0	17,117,400	0	0	11,411,600
OTROS PASIVOS			17,340,393	0												
OTHER CURRENT LIABILITIES AND OTHER CREDITS			0	0												
			24,961,833	11,465,157	1,849,463	470,260	609,663	86,627	0	0	7,805,076	1,776,396	21,562,783	6,389,141	4,864,265	19,650,757

OTHER CURRENT LIABILITIES
AND OTHER CREDITS

DOLAR (U.S.)	4,610,325	10.4808
EURO (C.E.E.)	23,874	11.9722

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: 2004

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)
ANNEX 6

CONSOLITED
Final Printing

TRADE BALANCE	DOLARES (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
FOREING MONETARY POSITION					
TOTAL ASSETS	2,396,959	27,353,136	0	0	27,353,136
LIABILITIES POSITION	5,849,989	66,757,741	26,878	306,727	66,757,741
SHOUT TERM	1,040,425	11,872,918	2,481	28,315	11,901,233
LONG TERM	4,809,564	54,884,823	24,397	278,412	55,163,235
	0	0	0	0	0
NET BALANCE	-3,453,030	-39,404,605	-26,878	-306,727	-39,404,605

NOTES

USED TYPES OF CHANGE

DOLAR (U.S.) 11.419

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **TELECOM** QUARTER: 2 YEAR: **2004**

CARSO GLOBAL TELECOM, S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLITED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	48,883,454	102,137,421	53,253,967	0.62	361,175
FEBRUARY	42,376,046	99,743,415	57,367,369	0.6	344,204
MARCH	43,649,833	104,969,045	61,319,212	0.34	208,485
APRIL	43,062,360	107,089,536	64,027,176	0.15	96,041
MAY	39,662,349	109,435,674	69,773,325	-0.25	-174,433
JUNE	39,916,041	110,080,895	70,164,854	16	112,264
JULY	0	0	0	0	0
AUGUST	0	0	0	-	0
SEPTEMBER	0	0	0	-	0
ACTUALIZATION:	0	0	0	0.00	0
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP:	0	0	0	0.00	0
OTHER	0	0	0	0.00	10,101
TOTAL					957,837

NOTES

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLITED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NO APPLY

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLITED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
NO APPLY			

NOTES

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO APPLY					

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **TELECOM** QUARTER: 3 YEAR: 2003

CARSO GLOBAL TELECOM, S.A. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

(Thousands of Pesos)

DOMESTIC SELLS

CONSOLIDATED

Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NETS SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
REVENUES LOCAL				27,296,126			
DOMESTIC LONG DISTANCE				18,871,662			
INTERCONNECTION				8,932,726			
OTHERS				2,316,327			
TOTAL				57,416,841			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **TELECOM** QUARTER: 2 YEAR: 2004

CARSO GLOBAL TELECOM, S.A. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

(Thousands of Pesos)

FOREIGN SELLS

PAGE 2

CONSOLIDATED

Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NETS SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
CORPORATE NETWORKS				1,051,153			
REVENUES LOCAL				52,462			
DOMESTIC LONG DISTANCE				536,635			
INTERCONNECTION				46,921			
OTHERS				48,694			
TOTAL				1,735,865			

NOTES

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: 2004

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A-1		4	3,582,634,400			3,582,634,400	1,205,472	
TOTAL			3,582,634,400			3,582,634,400	1,205,472	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
3,582,634,400

SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's:
GDRS's:
ADS's:
GDS's:

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	AT REPURCHASE	AT QUARTER
A-1	74,590,600	18.50000	16.86000

INFORMATION DE PROJECTS
(Project, amount exercise and percentage of Advance)

ANNEX 13

Thousands of Pesos

	1Q. 2004 JAN-MARCH	2Q. 2004 APRIL-JUNE	TOTAL 2004	BUDGET 2004	% OF ADVANCE
DATAS	336,729	795,766	1,132,495	2,488,000	45.50
REVENUES LOCAL	549,441	871,539	1,420,980	4,312,125	33.00
NETWOKS	596,408	1,054,857	1,651,265	5,145,681	32.10
EQUIPAMENT NETWORKS	141,074	816,032	957,106	3,521,351	27.20
SISTEMS	10,196	46,430	56,626	988,852	5.70
OTHERS	149,178	323,376	472,554	3,099,409	15.20
TOTAL INVESTMENT	**1,783,026**	**3,908,000**	**5,691,026**	**19,555,418**	**29.10**

2. Significant Accounting Policies

The most important accounting policies and practices followed in the preparation of these financial statements are described below:

a) Consolidation

The consolidated financial statements include the accounts of América Telecom and those of the subsidiaries mentioned in Note 1. All of the companies operate in the telecommunications sector or provide services to companies operating in such sector. Minority interest relates to the interest of América Móvil and its foreign subsidiaries.

All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

b) Revenue recognition

The Company's revenues are earned principally on the following activities: sale of airtime (including interconnection), monthly rent, long distance charges, other services (including roaming, value added service and other service charges), as well as the proceeds from the sale of cellular phones and accessories.

Revenues are generally recognized at the time services are provided. Those services are either under prepaid (calling cards) or under contract (post-paid) plans. In both cases, airtime revenues are recognized as a customer uses the airtime or when the card expires in the case of prepayments for unused airtime.

Revenues from interconnections, which consist of calls of other carriers that enter the Company's own cellular network (incoming interconnections), are recognized at the time the service is provided. Such services are billed based on rates previously agreed with the other carriers, which are regulated by the respective authorities.

Except for Mexico and Colombia, monthly rent under non-prepaid plans is billed based on the rates approved by the regulatory authorities in the respective countries. For Mexico and Colombia, basic monthly rent is billed one month in advance and recognized as revenues in the month the service is provided.

Long distance charges refer to airtime used in receiving from or making calls to regions or coverage areas outside of the area where the customer is activated. The related revenues are recognized at the time the service is provided.

Roaming charges represent airtime charged to customers for making calls outside their coverage areas or abroad. The related revenues are recognized at the time the service is provided based on the rates agreed upon with other domestic and international carriers.

Value added services and other services, which include voice services and data transmission services (such as two-way written messages, call information, emergency services, among others), are recognized as income at the time they are provided.

Sales of handsets and accessories, which are made mostly to authorized distributors, are recorded as revenues at the time the telephone is billed to the distributor or customer.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: **2** YEAR: **2004**

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 30 OF JUNE OF 2004** AND **2003** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

LIC. JAIME CHICO PARDO
GENERAL DIRECTOR

C.P. ARMANDO IBANEZ VAZQUEZ
ADMINISTRATION DIRECTOR

MEXICO, D.F., AT JULY 18 OF 2004.

EXHIBIT T

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **TELECOM** QUARTER: 3 YEAR: 2004

CARSO GLOBAL TELECOM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT SEPTEMBER 30 OF 2004 AND 2003

(Thousands of Pesos)

RECEIVED
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	QUARTER OF PRESENT %	QUARTER OF PREVIOUS Amount	QUARTER OF PREVIOUS %
1	**TOTAL ASSETS**	**257,269,532**	**100**	**174,769,816**	**100**
2	**CURRENT ASSETS**	**64,804,839**	**25**	**38,202,266**	**22**
3	CASH AND SHORT-TERM INVESTMENTS	21,391,307	8	12,119,732	7
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	25,991,582	10	20,056,568	11
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	6,982,417	3	3,235,440	2
6	INVENTORIES	1,119,977	0	630,685	0
7	OTHER CURRENT ASSETS	9,319,556	4	2,159,841	1
8	**LONG TERM**	**1,355,769**	**1**	**1,089,121**	**1**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	779,595	0	731,537	0
11	OTHER INVESTMENTS	576,174	0	357,584	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**146,917,760**	**57**	**124,663,034**	**71**
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	404,025,267	157	304,835,914	174
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	262,302,797	102	182,407,255	104
17	CONSTRUCTION IN PROGRESS	5,195,290	2	2,234,375	1
18	**DEFERRED ASSETS (NET)**	**17,304,856**	**7**	**2,601,662**	**1**
19	**OTHER ASSETS**	**26,886,308**	**10**	**8,213,733**	**5**
				0	
20	**TOTAL LIABILITIES**	**177,658,566**	**100**	**114,689,992**	**100**
				0	
21	**CURRENT LIABILITIES**	**57,330,595**	**32**	**41,664,264**	**36**
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	10,543,317	6	8,666,952	8
24	STOCK MARKET LOANS	4,433,964	2	14,047,063	12
25	TAXES TO BE PAID	5,833,164	3	1,928,847	2
26	OTHER CURRENT LIABILITIES	36,520,150	21	17,021,402	15
27	**LONG-TERM LIABILITIES**	**99,734,792**	**56**	**55,595,252**	**48**
28	BANK LOANS	59,276,479	33	28,264,146	25
29	STOCK MARKET LOANS	40,458,313	23	27,331,106	24
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**19,040,302**	**11**	**13,171,800**	**11**
32	**OTHER LIABILITIES**	**1,552,877**	**1**	**4,258,676**	**4**
33	**CONSOLIDATED STOCK HOLDERS'EQUITY**	**79,610,966**	**100**	**60,079,824**	**100**
34	**MINORITY INTEREST**	**60,603,176**	**76**	**47,047,298**	**78**
35	**MAJORITY INTEREST**	**19,007,790**	**24**	**13,032,526**	**22**
36	**CONTRIBUTED CAPITAL**	**6,342,555**	**8**	**6,368,683**	**11**
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,198,590	2	1,224,134	2
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	4,595,891	6	4,596,461	8
39	PREMIUM ON SALES OF SHARES	548,074	1	548,088	1
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**12,665,235**	**16**	**6,663,843**	**11**
42	RETAINED EARNINGS AND CAPITAL RESERVE	17,522,283	22	13,089,658	22
43	REPURCHASE FUND OF SHARES	4,649,280	6	1,822,704	3
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCKHOLDERS'EQUITY	-14,492,835	-18	-12,955,643	-22
45	NET INCOME FOR THE YEAR	4,986,507	6	4,707,124	8

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2004

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**21,391,307**	**100**	**12,119,732**	**100**
46	CASH	1,502,084	7	1,235,833	10
47	SHORT-TERM INVESTMENTS	19,889,223	93	10,883,899	90
18	**DEFERRED ASSETS (NET)**	**17,304,856**	**100**	**2,601,662**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	1,529,360	9	617,435	24
49	GOODWILL	11,285,270	65	1,984,227	76
50	DEFERRED TAXES	4,490,226	26	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIBILITIES**	**57,330,595**	**100**	**41,664,264**	**100**
52	FOREING CURRENCY LIABILITIES	9,617,167	17	16,493,549	40
53	MEXICAN PESOS LIABILITIES	47,713,428	83	25,170,715	60
24	**STOCK MARKET LOANS**	**4,433,964**	**100**	**14,047,063**	**100**
54	COMERCIAL PAPER	3,583,964	81	4,748,168	34
55	CURRENT MATURITIES OF MÉDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	850,000	19	9,298,895	66
26	**OTHER CURRENT LIABILITIES**	**36,520,150**	**100**	**17,021,402**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	176,853	0	451,162	3
58	OTHER CURRENT LIABILITIES WITHOUT COST	36,343,297	100	16,570,240	97
27	**LONG-TERM LIABILITIES**	**99,734,792**	**100**	**55,595,252**	**100**
59	FOREING CURRENCY LIABILITIES	87,302,979	88	45,458,056	82
60	MEXICAN PESOS LIABILITIES	12,431,813	12	10,137,196	18
29	**STOCK MARKET LOANS**	**40,458,313**	**100**	**27,331,106**	**100**
61	BONDS	40,458,313	100	25,047,145	92
62	MÉDIUM TERM NOTES	0	0	2,283,961	8
30	**OTHER LOANS**	**0**	**0**	**0**	**0**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**19,040,302**	**100**	**13,171,800**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	19,040,302	100	13,171,800	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**1,552,877**	**100**	**4,258,676**	**100**
68	RESERVES	1,552,877	100	4,258,676	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**-14,492,835**	**100**	**-12,955,643**	**100**
70	ACCUMULATED INCOME DUE TO MENETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	-14,492,835	100	-12,955,643	100

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2004

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	7,474,244	-3,461,998
73	PENSIONS FUND AND SENIORITY PREMIUS	1,552,877	4,258,676
74	EXECUTIVES (*)	124	134
75	EMPLOYERS (*)	22,858	11,356
76	WORKERS (*)	52,047	51,234
77	CIRCULATION SHARES (*)	3,562,179,600	3,638,097,300
78	REPURCHASED SHARES (*)	372,897,443	296,979,743

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

STOCK EXCHANGE CODE: **TELECOM** QUARTER: 3 YEAR: 2004

CARSO GLOBAL TELECOM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

FROM JANUARY THE 1st TO SEPTEMBER 31 OF 2004 AND 2003

(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**96,287,432**	**100**	**89,581,327**	**100**
2	COST OF SALES	50,314,404	52	46,139,157	52
3	**GROSS INCOME**	**45,973,028**	**48**	**43,442,170**	**48**
4	OPERATING	15,101,798	16	13,273,970	15
5	**OPERATING INCOME**	**30,871,230**	**32**	**30,168,200**	**34**
6	TOTAL FINANCING COST	1,276,400	1	3,153,750	1
7	**INCOME AFTER FINANCING COST**	**29,594,830**	**31**	**27,014,450**	**30**
8	OTHER FINANCIAL OPERATIONS	1,966,504	2	661,964	1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**27,628,326**	**29**	**26,352,486**	**29**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	12,077,843	13	9,887,732	11
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**15,550,483**	**16**	**16,464,754**	**18**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	-66,449	0	-141,790	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**15,484,034**	**16**	**16,322,964**	**18**
14	INCOME OF DISCONTINUOS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**15,484,034**	**16**	**16,322,964**	**18**
16	EXTRAORDINARY ITEMS EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**15,484,034**	**16**	**16,322,964**	**18**
19	NET INCOME OF MINORITY INTEREST	10,497,527	11	11,615,840	13
20	**NET INCOME OF MAJORITY INTEREST**	**4,986,507**	**5**	**4,707,124**	**5**

STOCK EXCHANGE CODE: **TELECOM** QUARTER: 3 YEAR: 2004

CARSO GLOBAL TELECOM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

BREAKDOWN OF MAIN CONCEPS

(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL Amount	%
1	**NET SALES**	**96,287,432**	100	**89,581,327**	100
21	DOMESTIC	88,326,999	92	88,158,997	98
22	FOREIGN	7,960,433	8	1,422,330	2
23	TRANSLATED INTO DOLLARS (***)	697,635	1	127,402	0
6	**TOTAL FINANCING COST**	**1,276,400**	100	**3,153,750**	100
24	INTEREST PAID	5,599,075	0	5,292,355	168
25	EXCHANGE LOSSES	1,056,408	0	3,883,502	123
26	INTEREST EARNED	2,781,402	0	3,283,583	104
27	EXCHANGE PROFITS	472,148	0	1,242,082	39
28	GAIN DUE TO MONETARY POSITION	-2,125,533	0	-1,496,442	-47
8	**OTHER FINANCIAL OPERATIONS**	**1,966,504**	100	**661,964**	100
29	OTHER NET EXPENSES (INCOME) NET	1,469,199	75	-988,606	-149
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	497,305	25	1,650,570	249
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**12,077,843**	100	**9,887,732**	100
32	INCOME TAX	10,706,196	89	7,996,325	81
33	DEFERED INCOME TAX	-612,665	-5	26,770	0
34	WORKERS' PROFIT SHARING	1,984,312	16	1,864,637	19
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2004

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	96,287,433	89,581,325
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	127,491,840	121,071,703
39	OPERATION INCOME (**)	41,807,503	41,748,561
40	NET INCOME OF MAYORITY INTEREST(**)	6,368,187	5,787,873
41	NET CONSOLIDATED INCOME (**)	20,753,298	21,252,739

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2004

CONSOLIDATED EARNING STATEMENT
FROM JULY THE 1st TO SEPTEMBER 30 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**NET SALES**	**36,117,299**	**100**	**30,460,878**	**100**
2	COST OF SALES	18,916,512	52	15,631,940	51
3	**GROSS INCOME**	**17,200,787**	**48**	**14,828,938**	**49**
4	OPERATING	6,088,468	17	4,519,050	15
5	**OPERATING INCOME**	**11,112,319**	**1**	**10,309,888**	**34**
6	TOTAL FINANCING COST	-638,725	-5	2,085,838	7
7	**INCOME AFTER FINANCING COST**	**11,751,044**	**33**	**8,224,050**	**27**
8	OTHER FINANCIAL OPERATIONS	1,538,400	4	246,879	1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT**	**10,212,644**	**28**	**7,977,171**	**26**
10	RESERVE FOR TAXES AND WORKERS' PROFIT	4,319,612	12	2,657,532	9
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT**	**5,893,032**	**16**	**5,319,639**	**17**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-	-29,406	0	-39,440	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**5,863,626**	**16**	**5,280,199**	**17**
14	INCOME OF DISCONTINUOS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE**	**5,863,626**	**16**	**5,280,199**	**17**
16	EXTRAORDINARY ITEMS EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**5,863,626**	**16**	**5,280,199**	**17**
19	NET INCOME OF MINORITY INTEREST	4,095,198	11	3,676,434	12
20	**NET INCOME OF MAJORITY INTEREST**	**1,768,428**	**5**	**1,603,765**	**5**

STOCK EXCHANGE CODE: **TELECOM** QUARTER: 3 YEAR: **2004**

CARSO GLOBAL TELECOM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2004 AND 2003

(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**15,484,034**	**16,322,964**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	4,818,713	13,020,719
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**20,302,747**	**29,343,683**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	-5,105,710	-6,763,580
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**15,197,037**	**22,580,103**
6	CASH FLOW FROM EXTERNAL FINANCING	26,658,036	-9,912,735
7	CASH FLOW FROM INTERNAL FINANCING	-4,963,605	-4,617,386
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**21,694,431**	**-14,530,121**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**-35,923,901**	**-12,499,549**
10	NET INCREASE (DECREASE) IN CASH AND SHORT -TERM INVESTMENTS	967,567	-4,449,567
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	20,423,740	16,569,299
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	21,391,307	12,119,732

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2004

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**NET SALES**	**36,117,299**	**100**	**30,460,878**	**100**
21	DOMESTIC	29,922,588	83	29,830,421	98
22	FOREIGN	6,194,711	17	630,457	2
23	TRANSLATED INTO DOLLARS (***)	591,098	0	57,205	0
6	**TOTAL FINANCING COST**	**-638,725**	**100**	**2,085,838**	**100**
24	INTEREST PAID	1,966,061	308	1,888,399	91
25	EXCHANGE LOSSES	-159,184	-25	2,045,186	98
26	INTEREST EARNED	1,164,970	182	1,184,380	57
27	EXCHANGE PROFITS	129,411	20	122,397	6
28	GAIN DUE TO MONETARY POSITION	-1,151,221	-180	-540,970	-26
8	**OTHER FINANCIAL OPERATIONS**	**1,538,400**	**100**	**246,879**	**100**
29	OTHER NET EXPENSES (INCOME) NET	986,993	64	-477,984	-194
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	551,407	36	724,863	294
10	**RESERVE FOR TAXES AND WORKERS' PROFIT**	**4,319,612**	**100**	**2,657,532**	**100**
32	INCOME TAX	3,917,850	91	2,302,034	87
33	DEFERED INCOME TAX	-122,771	-3	-262,424	-10
34	WORKERS' PROFIT SHARING	524,533	12	617,922	23
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: **2004**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS Amount
2	**+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIERE USING CASH**	**4,818,713**	**13,020,719**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	16,620,054	15,726,311
14	+(-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+(-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+(-) OTHER ITEMS	-11,801,341	-2,705,592
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**-5,105,710**	**-6,763,580**
18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	-8,617,087	-1,542,225
19	+(-) DECREASE (INCREASE) IN INVENTORIES	-37,750	0
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	13,013,492	-542,652
21	+(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	0	0
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	16,562,619	-4,678,703
6	**CASH FLOW FROM EXTERNAL FINANCING**	**26,658,036**	**-9,912,735**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	-7,550,540	5,040,068
24	LONG -TERM BANK AND STOCK MARKET FINANCING	35,443,000	-11,535,006
25	+ DIVIDEND RECEIVED	0	0
26	OTHER FINANCING	-1,234,424	-3,417,797
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**-4,963,605**	**-4,617,386**
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCKS	-23,507	-24,245
31	(-) DIVIDENS PAID	-3,793,304	-3,760,231
32	+ PREMIUM ON SALE OF SHARES	-1,146,794	-832,910
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**-35,923,901**	**-12,499,549**
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	-11,150,577	-1,122
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	-9,818,879	-5,262,964
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	-764067	0
37	+ SALE OF OTHER PERMANET INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	-14,190,378	-7,235,463

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	16.08	%	18.22	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	33.5	%	44.41	%
3	NET INCOME TO TOTAL ASSETS (**)	8.07	%	12.16	%
4	CASH DIVIDENS TO PREVIOUS YEAR NET INCOME	0.00	%	0	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	13.73	%	9.17	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.50	times	0.69	times
7	NET SALES TO FEXID ASSETS (**)	0.87	times	0.97	times
8	INVENTORIES ROTATION (**)	5.1	times	4.80	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	63	days	53	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	9.27	%	9.25	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	69.06	%	65.62	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	2.23	times	1.91	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	54.55	%	54.02	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	67.88	%	44.6	%
15	OPERATING INCOME TO INTEREST PAID	5.51	times	5.7	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.72	times	1.06	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.13	times	0.92	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.11	times	0.9	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.36	times	0.33	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	37.31	%	29.09	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	21.09	%	32.76	%
22	CASH FLOW CHANGES IN WORKING CAPITAL TO NET SALES	-5.3	%	-7.55	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	2.71	times	4.27	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	122.88	%	68.22	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	-22.88	%	31.78	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	27.33	%	42.11	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2004

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 1.76	$ 1.51
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE (**)	$ 1.76	$ 1.51
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 5.34	$ 3.58
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	3.16 times	4.25 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	9.61 times	9.61 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2004

RELATIONS OF SHARES INVESTMENTS
ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 TELMEX	COMMUNICATIONS	4,749,906,100	39.81	34,412,704	31,382,072
2 MULTIMEDIA CORPORATIVO, S.A. DE C.V.	SOCIETES ADMINISTRATION	600,000	100	593	590
3 GLOBAL TELECOM LLC	SOCIETES ADMINISTRATION	1	100	1,875,922	2,242,282
4 EMPRESAS Y CONTROLES	SOCIETES ADMINISTRATION	230,336,849	100	2,300,796	2,318,059
TOTAL INVESTMENT IN SUBSIDIARIES		0		38,590,015	35,943,003
ASSOCIATEDS					
1 TM & MS LLC	INTERNET	1	50	29,621	30,584
2 TECHNOLOGY AND INTERNET, LLC	SERVICIES DE INTERNET	500	50	974,989	198,604
3 TECNOLOGY FUND I, LLC	COMMUNICATIONS	500	50	20,898	17,727
4 GRUPO TELVISTA, S.A. DE C.V.	SOCIETES ADMINISTRATION	450	45	510,138	430,892
5 CENTRO HISTORICO DE LA CIUDAD DE MEXICO	SOCIETES ADMINISTRATION	80,020,000	50	80,020	101,788
6 OTHERS ASOCS. (4) (No. DE ASOC.)		0	0	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				1,615,666	779,595
OTHER PERMANENT INVESTMENTS					576,174
TOTAL					37,298,772

NOTES

Credit Type / Institucion	Amortization Date	Rate of Interest	Denominated in Pesos		Amortization of Credits In Foreign Currency With National Entities Thousands Of $) Time Interval						Amortization of Credits In Foreign Currency With Foreing Entities Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year -	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
AB SVENKS EXPORTKREDIT (1)	14/12/2005	3.20	0	0							16,192	16,192	3,383			
ABN AMRO BANK (1)	30/04/2007	3.63	0	0							236,362	236,362	472,725	472,725		
BANAMEX AG. NY (1)	24/12/2006	3.01	0	0							2,032	3,077	4,102	1,026		
BANCA SERFIN AG. NY (1)	24/12/2006	3.01	0	0							1,066	1,608	2,144	536		
BBV ARGENTARIA S.A. (1)	22/12/2007	2.95	0	0							91,777	91,776	183,553	183,553	91,776	
BANCO INTERNACIONAL SAG (1)	24/12/2006	3.01	0	0							2,584	3,912	5,216	1,304		
BANCO SANTANDER CH NY (1)	22/12/2008	2.40	0	0							14,568	14,568	29,137	29,137	18,697	1,093
BANK OF AMERICA (1)	14/04/2006	2.45	0	0							74,337	64,646	79,705			
BANK OF AMERICA (1)	24/12/2006	3.01	0	0							12,757	19,315	25,753	6,438		
BARCLAYS BANK, BRUSS (1)	31/12/2004	3.45	0	0							45,963					
BARCLAYS BANK, BRUSS (1)	31/12/2005	3.20	0	0							49,416	49,416	49,416			
CITIBANK, N.A. (1)	24/12/2006	3.01	0	0							40,294	60,732	80,975	20,244		
CITIBANK, N.A. (1)	15/07/2007	2.65	0	0										17,401,165		
CITIBANK, N.A. (1)	15/07/2009	2.72	0	0											2,139,487	2,139,487
DEXIA BANK (1)	31/12/2014	3.20	0	0							140,724	141,179	282,358	282,358	242,425	560,711
EXPORT DEVELOPMENT (1)	22/04/2009	2.75	0	0							93,990	323,445	315,117	90,827	28,015	12,020
GOLDMAN SACHS INT. (1)	24/12/2006	3.01	0	0							542	821	1,095	274		
JAPAN BANK FOR INT. COOP (1)	10/10/2011	3.07	0	0								403,498	808,995	808,995	808,995	2,824,484
KREDITANSTALT FUR W. (1)	15/12/2006	3.50	0	0							68,562	66,562	133,124	66,562		
KREDITANSTALT FUR W. (1)	30/11/2004	2.70	0	0							1,262					
NATEXIS BANQUE (2)	31/03/2022	2.00	0	0							2,739	18,233	20,973	20,973	20,973	203,952
NORDEA BANK FINLAND (1)	04/12/2007	3.45	0	0							181,836	181,836	306,619	76,639	8,909	
NORDIC INVESTMENT BANK (1)	06/12/2006	3.30	0	0							57,053	57,053	114,106	57,053		
SOCIETE GENERALE PARIS (1)	24/12/2006	3.01	0	0							2,170	3,286	4,382	1,095		
SOCIETE GENERALE PARIS (1)	24/12/2006	3.01	0	0							2,235	3,384	4,512	1,128		
SOCIETE GENERALE PARIS (1)	14/05/2007	2.95	0	0							21,873	15,443	7,171	92		
THE BANK OF TOKYO-MIT (1)	28/12/2008	3.55	0	0							161,120	161,120	322,240	322,240	208,134	
BANAMEX, S. A. (1)	27/06/2005	3.20	0	0	55,344	111,532										
BBVA BANCOMER (1)	10/10/2006	3.10	0	0	31,576	96,147	131,576	33,510								
BBVA BANCOMER (1)	10/10/2006	3.20	0	0	60,262	186,869	64,375									
BBVA BANCOMER (3)	27/08/2005	8.02	800,000	0												
BANCO INTERNACIONAL (1)	24/12/2006	3.01	0	0	6,650	10,069	13,425	3,356								
BBVA BANCOMER (4)	21/05/2007	8.41	0	500,000												
BANAMEX, S. A. (1)	26/06/2006	3.08	0	0	74,646	228,229	234,819									
TESORERIA DE LA FEDER (1)	24/12/2006	3.01	0	0	13,033	19,704	26,271	6,568								
VARIAS INSTITUCIONES (1)	01/12/2005	12.26	0	0							280,607	4,391,283	2,570,831	538,843	257,371	358,594
VARIAS INSTITUCIONES (2)	10/06/2011	9.16	0	0							158,986	635,312	685,194	455,395	3,348,704	417,313
BANCO INBURSA	08/10/2004	8.60	126,150	0												
CHASE MANHATAN BANK	23/02/2007	6.50	0	0										5,819,406		
CHASE MANHATAN BANK	13/08/2010	8.25	0	0												2,282,120
CHASE MANHATAN BANK	13/02/2008	6.75	0	0									1,141,060			
DRESNER	04/02/2008	6.25	0	0											1,141,060	
DRESNER	31/03/2008	6.40	0	0											1,141,060	
DRESNER	18/04/2008	6.25	0	0												1,141,060
SANTANDER	14/04/2008	6.75	0	0											1,141,064	
SANTANDER	01/01/2009	6.25	0	0												1,141,060
SANTANDER	27/02/2009	6.25	0	0												1,141,060
SANTANDER	05/05/2009	6.45	0	0												1,141,061
DRESNER	04/02/2008	1.61	0	0												
TOTAL BANKS			926,150	500,000	241,511	652,550	470,466	43,434	0	0	1,759,047	6,964,059	7,651,886	26,656,008	10,590,670	13,364,015
STOCK EXCHANGE																
PRIVATE PLACEMENTS																
UNSECURED DEBT																
8 1/4 SENIOR NOTES (2)	26/01/2006	8.25	0	0									17,115,900			
4 1/2 SENIOR NOTES (2)	19/11/2008	4.50	0	-												11,410,600
CERT. BURSATIL TMX 02-2 (5)	10/02/2005	8.95	850,000	-												
CERT. BURSATIL TMX 02 (6)	09/02/2007	9.01	0	1,650,000												
C B. TMX 01 02-3 Y 02-4 (2)	31/05/2012	11.05	0	1,700,000												
C B. TELMEX 01-2 (6)	26/10/2007	9.11	0	3,250,000												
PAGARE A MEDIANO PLAZO	29/07/2007	7.50	0	1,231,813												
PAPEL COMERCIAL BURSATIL	08/10/2004	7.69	1,098,825	-												
PAPEL COMERCIAL BURSATIL	29/10/2004	7.69	2,485,139	0												
CERTIFICADOS BURSATIL	23/08/2007		0	1,000,000												
CERTIFICADOS BURSATIL	28/11/2006		0	1,350,000												
CERTIFICADOS BURSATIL	04/10/2006		0	1,000,000												
CERTIFICADOS BURSATIL	01/09/2006		0	750,000												
TOTAL STOCK EXCHANGE			4,433,964	11,931,813	0	0	0	0	0	0	0	0	17,115,900	0	0	11,410,600
OTHERS			36,520,150	0												
OTHER CURRENT LIABILITIES AND OTHER CREDITS			0	0												
			41,880,284	12,431,813	241,511	652,550	470,466	43,434	0	0	1,759,047	6,964,059	24,767,786	26,656,008	10,590,670	24,774,615

OTHER CURRENT LIABILITIES
AND OTHER CREDITS

USED TYPES OF CHANGE

DOLAR (U.S.)	4,610,325	10.7508

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2004

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)
ANNEX 6

CONSOLITED
Final Printing

TRADE BALANCE	DOLARES (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
FOREING MONETARY POSITION					
TOTAL ASSETS	3,207,002	36,593,808	0	0	36,593,808
LIABILITIES POSITION	8,011,722	91,420,560	482,147	5,499,586	96,920,146
SHOUT TERM	547,240	6,244,337	295,587	3,372,830	9,617,167
LONG TERM	7,464,482	85,176,223	186,560	2,126,756	87,302,979
	0	0	0	0	0
NET BALANCE	-4,804,720	-54,826,752	-482,147	-5,499,586	-60,326,338

NOTES

USED TYPES OF CHANGE 10.75

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **3** YEAR: **2004**

CARSO GLOBAL TELECOM, S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLITED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	42,680,757	102,436,844	59,756,087	0.62	370,488
FEBRUARY	42,384,860	99,749,300	57,364,440	0.6	344,187
MARCH	44,546,610	105,859,964	61,313,354	0.34	208,465
APRIL	43,742,016	107,769,193	64,027,177	0.15	96,041
MAY	39,674,918	109,448,242	69,773,324	-0.25	-174,433
JUNE	40,506,364	110,671,218	70,164,854	0.16	112,264
JULY	41,204,699	107,472,280	66,267,581	0.26	172,296
AUGUST	52,511,285	123,149,620	70,638,335	0.62	437,958
SEPTEMBER	45,109,555	124,043,119	78,933,564	0.83	655,149
ACTUALIZATION:	0	0	0	0.00	0
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP:	0	0	0	0.00	- 20,804
OTHER	0	0	0	0.00	-76,078
TOTAL					2,125,533

NOTES

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLITED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

NO APPLY

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MAIN RAW MATERIALS

ANNEX 10 CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO APPLY					

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **TELECOM**

CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2004

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLITED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
NO APPLY			

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **TELECOM** QUARTER: 3 YEAR: 2004

CARSO GLOBAL TELECOM, S.A. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

(Thousands of Pesos)

DOMESTIC SELLS

CONSOLIDATED

Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NETS SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
REVENUES LOCAL				41,697,780			
DOMESTIC LONG DISNATNECE				17,558,740			
INTERCONNECTION				13,807,507			
CORPORATE NETWORKS				4,837,362			
INTERNET				6,511,289			
OTHERS				3,914,321			
TOTAL				88,326,999			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **TELECOM** QUARTER: 3 YEAR: 2004

CARSO GLOBAL TELECOM, S.A. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

(Thousands of Pesos)

FOREIGN SELLS

CONSOLIDATED

Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NETS SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
REVENUES SEEVICE				1,635,287			
REVENUES LOCAL				406,104			
DOMESTIC LONG DISNATNECE				3,497,893			
INTERCONNECTION				192,342			
CORPORATE NETWORKS				1,968,125			
INTERNET				260,682			
OTHERS				-			
TOTAL				7,960,433			

NOTES

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A-1		4	3,638,097,300			3,638,097,300	1,224,134	
TOTAL			3,638,097,300			3,638,097,300	1,224,134	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
3,638,097,300
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's:
GDRS's:
ADS's:
GDS's:

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	AT REPURCHASE	AT QUARTER
A-1	743	12.86000	11.51000

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2004

CONSOLIDATED
Final Printing

INFORMATION DE PROJECTS
(Project, amount exercise and percentage of Advance)

ANNEX 13

Thousands of Pesos

	3Q 2004 JULY-SEP	% OF ADVANCE	TOTAL	BUDGET 2004	% OF ADVANCE
DATAS	682,529	20.40	1,831,202	3,338,031	54.90
REVENUES LOCAL	753,044	21.50	2,194,335	3,506,865	62.60
NETWOKS	1,280,033	26.00	2,954,901	4,925,817	60.00
EQUIPAMENT NETWORKS	1,007,883	25.80	1,978,672	3,911,879	50.60
SISTEMS	145,096	19.20	202,532	757,173	26.70
OTHERS	378,671	13.40	813,888	2,833,154	28.70
INVESTMENT TELMEX MEX.	4,247,256	22.00	9,975,530	19,272,919	51.80
LATINAMERICA	522,816	18.60	607,416	2,806,954	21.60
TOTAL INVESTMENT	**4,770,072**	**21.60**	**10,582,946**	**22,079,873**	**47.90**

2. Significant Accounting Policies

The most important accounting policies and practices followed in the preparation of these financial statements are described below:

a) Consolidation

The consolidated financial statements include the accounts of América Telecom and those of the subsidiaries mentioned in Note 1. All of the companies operate in the telecommunications sector or provide services to companies operating in such sector. Minority interest relates to the interest of América Móvil and its foreign subsidiaries.

All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

b) Revenue recognition

The Company's revenues are earned principally on the following activities: sale of airtime (including interconnection), monthly rent, long distance charges, other services (including roaming, value added service and other service charges), as well as the proceeds from the sale of cellular phones and accessories.

Revenues are generally recognized at the time services are provided. Those services are either under prepaid (calling cards) or under contract (post-paid) plans. In both cases, airtime revenues are recognized as a customer uses the airtime or when the card expires in the case of prepayments for unused airtime.

Revenues from interconnections, which consist of calls of other carriers that enter the Company's own cellular network (incoming interconnections), are recognized at the time the service is provided. Such services are billed based on rates previously agreed with the other carriers, which are regulated by the respective authorities.

Except for Mexico and Colombia, monthly rent under non-prepaid plans is billed based on the rates approved by the regulatory authorities in the respective countries. For Mexico and Colombia, basic monthly rent is billed one month in advance and recognized as revenues in the month the service is provided.

Long distance charges refer to airtime used in receiving from or making calls to regions or coverage areas outside of the area where the customer is activated. The related revenues are recognized at the time the service is provided.

Roaming charges represent airtime charged to customers for making calls outside their coverage areas or abroad. The related revenues are recognized at the time the service is provided based on the rates agreed upon with other domestic and international carriers.

Value added services and other services, which include voice services and data transmission services (such as two-way written messages, call information, emergency services, among others), are recognized as income at the time they are provided.

Sales of handsets and accessories, which are made mostly to authorized distributors, are recorded as revenues at the time the telephone is billed to the distributor or customer.

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **3** YEAR: **2004**
CARSO GLOBAL TELECOM, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD-FROM **1 OF JANUARY TO 30 OF SEPTEMBER OF 2004** AND **2003** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION.(COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

LIC. JAIME CHICO PARDO
GENERAL DIRECTOR

C.P. ARMANDO IBAÑEZ VAZQUEZ
ADMINISTRATION DIRECTOR

MEXICO, D.F., AT OCTOBER 18 OF 2004

EXHIBIT U

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 4 YEAR: 2004

CONSOLIDATED FINANCIAL STATEMENT
AT DECEMBER 31 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**264,303,284**	100	200,361,740	100
2	**CURRENT ASSETS**	**63,464,902**	24	44,780,698	22
3	CASH AND SHORT-TERM INVESTMENTS	29,612,629	11	20,779,675	10
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	24,530,998	9	17,677,290	9
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	5,940,020	2	2,932,773	1
6	INVENTORIES	1,355,505	1	945,366	0
7	OTHER CURRENT ASSETS	2,025,750	1	2,445,594	1
8	**LONG TERM**	**998,484**	0	**1,081,143**	1
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	732,663	0	726,718	1
11	OTHER INVESTMENTS	265,821	0	354,425	1
12	**PROPERTY, PLANT AND EQUIPMENT**	**151,988,780**	58	**127,344,987**	64
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	412,351,970	156	315,612,662	158
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	264,166,228	100	189,156,085	94
17	CONSTRUCTION IN PROGRESS	3,803,038	1	888,410	0
18	**DEFERRED ASSETS (NET)**	**20,042,497**	8	**2,358,478**	1
19	**OTHER ASSETS**	**27,808,621**	11	**24,796,434**	12
				0	
20	**TOTAL LIABILITIES**	**172,799,758**	100	**127,733,532**	100
				0	
21	**CURRENT LIABILITIES**	**51,866,558**	30	**42,394,387**	33
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	12,344,448	7	13,149,805	10
24	STOCK MARKET LOANS	3,643,841	2	9,770,619	8
25	TAXES TO BE PAID	7,280,304	4	1,351,343	1
26	OTHER CURRENT LIABILITIES	28,597,965	17	18,122,620	14
27	**LONG-TERM LIABILITIES**	**102,592,027**	59	**65,412,240**	51
28	BANK LOANS	60,221,029	35	24,299,866	19
29	STOCK MARKET LOANS	42,370,998	25	41,112,374	32
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**16,616,601**	10	**19,926,905**	16
32	**OTHER LIABILITIES**	**1,724,572**	1	0	0
33	**CONSOLIDATED STOCK HOLDERS'EQUITY**	**91,503,526**	100	**72,628,208**	100
34	**MINORITY INTEREST**	**69,577,502**	76	**54,937,967**	76
35	**MAJORITY INTEREST**	**21,926,024**	24	**17,690,241**	24
36	**CONTRIBUTED CAPITAL**	**6,446,314**	7	**6,478,513**	9
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,190,730	1	1,222,095	2
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	4,697,860	5	4,698,694	6
39	PREMIUM ON SALES OF SHARES	557,724	1	557,724	1
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**15,479,710**	17	**11,211,728**	15
42	RETAINED EARNINGS AND CAPITAL RESERVE	18,164,306	20	14,575,459	20
43	REPURCHASE FUND OF SHARES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCKHOLDERS'EQUITY	-11,256,865	-12	-9,651,323	-13
					9
45	NET INCOME FOR THE YEAR	8,572,269	9	6,287,592	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 4 YEAR: 2004

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**29,612,629**	**100**	**20,779,675**	**100**
46	CASH	1,093,203	4	1,144,667	6
47	SHORT-TERM INVESTMENTS	28,519,426	96	19,635,008	94
18	**DEFERRED ASSETS (NET)**	**20,042,497**	**100**	**2,358,478**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	3,193,161	16	617,394	26
49	GOODWILL	11,519,761	57	1,741,084	74
50	DEFERRED TAXES	5,329,575	27	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIBILITIES**	**51,866,558**	**100**	**42,394,387**	**100**
52	FOREING CURRENCY LIABILITIES	11,544,448	22	21,261,077	50
53	MEXICAN PESOS LIABILITIES	40,322,110	78	21,133,310	50
24	**STOCK MARKET LOANS**	**3,643,841**	**100**	**9,770,619**	**100**
54	COMERCIAL PAPER	2,793,841	77	210,985	2
55	CURRENT MATURITIES OF MÉDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	850,000	23	9,559,634	98
26	**OTHER CURRENT LIABILITIES**	**28,597,965**	**100**	**18,122,620**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	28,597,965	100	1,252,157	7
58	OTHER CURRENT LIABILITIES WITHOUT COST	0	0	16,870,463	93
27	**LONG-TERM LIABILITIES**	**102,592,027**	**100**	**65,412,240**	**100**
59	FOREING CURRENCY LIABILITIES	87,883,029	86	53,847,737	82
60	MEXICAN PESOS LIABILITIES	14,708,998	14	11,564,503	18
29	**STOCK MARKET LOANS**	**42,370,998**	**100**	**41,112,374**	**100**
61	BONDS	42,370,998	100	39,856,492	97
62	MÉDIUM TERM NOTES	0	0	1,255,882	3
30	**OTHER LOANS**	**0**	**0**	**0**	**0**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**16,616,601**	**100**	**19,926,905**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	16,616,601	100	19,926,905	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**1,724,572**	**100**	**0**	**0**
68	RESERVES	1,724,572	100	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**-11,256,865**	**100**	**-9,651,323**	**100**
70	ACCUMULATED INCOME DUE TO MENETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	-11,256,865	100	-9,651,323	100

STOCK EXCHANGE CODE: **TELECOM** QUARTER: 4 YEAR: 2004

CARSO GLOBAL TELECOM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	11,598,344	2,386,311
73	PENSIONS FUND AND SENIORITY PREMIUS	0	0
74	EXECUTIVES (*)	133	133
75	EMPLOYERS (*)	11,337	11,337
76	WORKERS (*)	50,633	50,633
77	CIRCULATION SHARES (*)	3,538,821,170	3,632,042,000
78	REPURCHASED SHARES (*)	396,255,873	303,035,043

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **TELECOM** QUARTER: 4 YEAR: 2004

CARSO GLOBAL TELECOM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

FROM JANUARY THE 1st TO DECEMBER 31 OF 2004 AND 2003

(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**138,801,957**	**100**	**122,912,370**	**100**
2	COST OF SALES	74,975,675	54	63,180,386	51
3	**GROSS INCOME**	**63,826,282**	**46**	**59,731,984**	**49**
4	OPERATING	21,957,462	16	17,903,801	15
5	**OPERATING INCOME**	**41,868,820**	**30**	**41,828,183**	**34**
6	TOTAL FINANCING COST	-252,717	0	4,614,357	4
7	**INCOME AFTER FINANCING COST**	**42,121,537**	**30**	**37,213,826**	**30**
8	OTHER FINANCIAL OPERATIONS	965,499	1	781,921	1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**41,156,038**	**30**	**36,431,905**	**30**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	15,297,904	11	14,273,884	12
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**25,858,134**	**19**	**22,158,021**	**18**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	-100,933	0	-185,633	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**25,757,201**	**19**	**21,972,388**	**18**
14	INCOME OF DISCONTINUOS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**25,757,201**	**19**	**21,972,388**	**18**
16	EXTRAORDINARY ITEMS EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**25,757,201**	**19**	**21,972,388**	**18**
19	NET INCOME OF MINORITY INTEREST	17,184,932	12	15,684,796	13
20	**NET INCOME OF MAJORITY INTEREST**	**8,572,269**	**6**	**6,287,592**	**5**

STOCK EXCHANGE CODE: TELECOM | QUARTER: 4 YEAR: 2004

CARSO GLOBAL TELECOM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

BREAKDOWN OF MAIN CONCEPS

(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**138,801,957**	**100**	**122,912,370**	**100**
21	DOMESTIC	120,513,660	87	120,467,164	98
22	FOREIGN	18,288,297	13	2,445,206	2
23	TRANSLATED INTO DOLLARS (***)	1,623,491	1	210,632	0
6	**TOTAL FINANCING COST**	**-252,717**	**100**	**4,614,357**	**100**
24	INTEREST PAID	7,993,473	3163	6,885,692	149
25	EXCHANGE LOSSES	186,769	74	3,970,820	86
26	INTEREST EARNED	4,404,071	1743	3,854,206	84
27	EXCHANGE PROFITS	0	0	0	0
28	GAIN DUE TO MONETARY POSITION	-4,028,888	-1594	-2,387,949	-52
8	**OTHER FINANCIAL OPERATIONS**	**965,499**	**100**	**0**	**100**
29	OTHER NET EXPENSES (INCOME) NET	965,499	100	781,921	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**15,297,904**	**100**	**14,273,884**	**100**
32	INCOME TAX	15,123,283	99	10,143,851	71
33	DEFERED INCOME TAX	-2,647,574	-17	1,410,664	10
34	WORKERS' PROFIT SHARING	2,822,195	18	2,719,369	19
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
QUARTER: 4 YEAR: 2004

CARSO GLOBAL TELECOM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

FROM SEPTEMBER THE 1st TO DECEMBER 31 OF 2004 AND 2003

(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT Amount	QUARTER OF PRESENT %	QUARTER OF PREVIOUS Amount	QUARTER OF PREVIOUS %
1	**NET SALES**	**40,819,866**	**100**	**31,758,216**	**100**
2	COST OF SALES	23,775,737	58	16,231,139	51
3	**GROSS INCOME**	**17,044,129**	**42**	**15,527,077**	**49**
4	OPERATING	6,589,873	16	4,396,773	14
5	**OPERATING INCOME**	**10,454,256**	**26**	**11,130,304**	**35**
6	TOTAL FINANCING COST	-1,551,582	-4	1,405,233	1
7	**INCOME AFTER FINANCING COST**	**12,005,838**	**29**	**9,725,071**	**31**
8	OTHER FINANCIAL OPERATIONS	-1,035,616	-3	108,333	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT**	**13,041,454**	**32**	**9,616,738**	**30**
10	RESERVE FOR TAXES AND WORKERS' PROFIT	3,007,491	7	4,212,547	13
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT**	**10,033,963**	**25**	**5,404,191**	**17**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-	-33,315	0	-41,353	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**10,000,648**	**24**	**5,362,838**	**17**
14	INCOME OF DISCONTINUOS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE**	**10,000,648**	**24**	**5,362,838**	**17**
16	EXTRAORDINARY ITEMS EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**10,000,648**	**24**	**5,362,838**	**17**
19	NET INCOME OF MINORITY INTEREST	6,502,649	16	3,865,014	12
20	**NET INCOME OF MAJORITY INTEREST**	**3,497,999**	**9**	**1,497,824**	**5**

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 4 YEAR: 2004

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	138,801,958	122,912,372
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	138,801,957	122,912,371
39	OPERATION INCOME (**)	41,868,820	41,828,183
40	NET INCOME OF MAYORITY INTEREST(**)	8,572,269	6,287,592
41	NET CONSOLIDATED INCOME (**)	25,757,201	21,972,388

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 4 YEAR: 2004

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**NET SALES**	**40,819,866**	**100**	**31,758,216**	**100**
21	DOMESTIC	30,632,106	75	30,760,312	97
22	FOREIGN	10,187,760	25	997,904	3
23	TRANSLATED INTO DOLLARS (***)	925,856	2	86,008	0
6	**TOTAL FINANCING COST**	**-1,551,582**	**100**	**1,405,233**	**100**
24	INTEREST PAID	2,295,854	148	1,500,416	107
25	EXCHANGE LOSSES	-888,232	-57	1,452,860	103
26	INTEREST EARNED	1,573,716	101	512,972	37
27	EXCHANGE PROFITS	-480,458	-31	169,836	12
28	GAIN DUE TO MONETARY POSITION	-1,865,946	-120	-865,235	-62
8	**OTHER FINANCIAL OPERATIONS**	**-1,035,616**	**100**	**108,333**	**100**
29	OTHER NET EXPENSES (INCOME) NET	-529,558	-51	126,830	117
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	-506,058	-49	-18,497	-17
10	**RESERVE FOR TAXES AND WORKERS' PROFIT**	**3,007,491**	**100**	**4,212,547**	**100**
32	INCOME TAX	4,228,658	141	2,007,130	48
33	DEFERED INCOME TAX	-2,024,126	-67	1,383,424	33
34	WORKERS' PROFIT SHARING	802,959	27	821,993	20
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 4 YEAR: 2004

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**25,757,201**	**21,972,388**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	5,734,934	7,688,789
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**31,492,135**	**29,661,177**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	3,877,601	2,759,922
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**35,369,736**	**32,421,099**
6	CASH FLOW FROM EXTERNAL FINANCING	30,247,653	-652,903
7	CASH FLOW FROM INTERNAL FINANCING	-6,534,522	-6,326,100
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**23,713,131**	**-6,979,003**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**-50,249,913**	**-21,523,430**
10	NET INCREASE (DECREASE) IN CASH AND SHORT -TERM INVESTMENTS	8,832,954	3,918,666
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	20,779,675	16,861,009
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	29,612,629	20,779,675

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 4 YEAR: 2004

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL Amount	QUARTER OF PREVIOUS FINANCIAL Amount
2	**+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIERE USING CASH**	**5,734,934**	**7,688,789**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	22,271,870	21,767,430
14	+(-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+(-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+(-) OTHER ITEMS	-16,536,936	-14,078,641
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**3,877,601**	**2,759,922**
18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	-6,853,708	1,164,512
19	+(-) DECREASE (INCREASE) IN INVENTORIES	-332,569	227,936
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	-5,339,242	5,615,928
21	+(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	0	0
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	16,403,120	-4,248,454
6	**CASH FLOW FROM EXTERNAL FINANCING**	**30,247,653**	**-652,903**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	-6,932,135	4,581,662
24	LONG -TERM BANK AND STOCK MARKET FINANCING	37,179,788	-3,012,255
25	+ DIVIDEND RECEIVED	0	0
26	OTHER FINANCING	0	-2,222,310
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**-6,534,522**	**-6,326,100**
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCKS	-32,200	-26,419
31	(-) DIVIDENS PAID	-4,925,858	-5,365,046
32	+ PREMIUM ON SALE OF SHARES	-1,576,464	-934,635
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**-50,249,913**	**-21,523,430**
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	-12,550,163	-39,699
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	-18,885,802	-11,636,651
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANET INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	-18,813,948	-9,847,080

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 4 YEAR: 2004

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	18.56	%	17.88	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	39.1	%	35.54	%
3	NET INCOME TO TOTAL ASSETS (**)	9.75	%	10.97	%
4	CASH DIVIDENS TO PREVIOUS YEAR NET INCOME	0.00	%	0	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	15.64	%	10.87	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.53	times	0.61	times
7	NET SALES TO FEXID ASSETS (**)	0.91	times	0.97	times
8	INVENTORIES ROTATION (**)	55.31	times	66.83	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	55	days	45	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	6.74	%	7.69	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	65.38	%	63.75	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.89	times	1.76	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	57.54	%	58.8	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	67.5	%	51.37	%
15	OPERATING INCOME TO INTEREST PAID	5.24	times	6.07	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.8	times	0.96	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.22	times	1.06	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.20	times	1.03	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.37	times	0.35	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	57.09	%	49.02	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	22.69	%	24.12	%
22	CASH FLOW CHANGES IN WORKING CAPITAL TO NET SALES	-2.79	%	2.25	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	4.42	times	4.71	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	127.56	%	9.36	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	27.56	%	90.64	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	37.58	%	54.07	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **TELECOM** QUARTER: 4 YEAR: 2004

CARSO GLOBAL TELECOM, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS
ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 TELMEX	COMMINICATIONS	4,821,500,000	40.75	34,412,704	39,254,796
2 MULTIMEDIA CORPORATIVO, S.A. DE C.V.	SOCIETIES ADMINISTRAT	600,000	100	593	590
3 GLOBAL TELECOM LLC	SOCIETIES ADMINISTRAT	1	100	1,875,922	1,401,042
4 EMPRESAS Y CONTROLES	SOCIETIES ADMINISTRAT	230,336,849	100	2,300,796	1,415,175
TOTAL INVESTMENT IN SUBSIDIARIES		0		**38,590,015**	**42,071,603**
ASSOCIATEDS					
1 TM & MS LLC	INTERNET	1	50	29,621	24,617
2 TECHNOLOGY AND INTERNET, LLC	INTERNET SERVICIES	500	50	974,989	196,963
3 TECNOLOGY FUND I, LLC	COMMINICATIONS	500	50	20,898	17,711
4 GRUPO TELVISTA, S.A. DE C.V.	SOCIETIES ADMINISTRAT	450	45	510,138	385,954
5 CENTRO HISTORICO DE LA CIUDAD DE MEXICO	SOCIETIES ADMINISTRAT	80,020,000	50	80,020	107,418
6 OTHERS ASOCS.(4) (No. DE ASOC.)		0	0	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**1,615,666**	**732,663**
OTHER PERMANENT INVESTMENTS					**265,821**
TOTAL					**43,070,087**

NOTES

STOCK EXCHANGE CODE: TELECOM QUARTER: 4 YEAR: 2004
CARSO GLOBAL TELECOM, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 2.39	$ 1.63
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE (**)	$ 2.39	$ 1.63
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 6.20	$ 4.87
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	3.20 times	3.38 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	8.30 times	9.61 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institucion	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Foreign Currency With National Entities (Thousands Of $), Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Foreign Currency With Foreing Entities (Thousands Of $), Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
AB SVENKS EXPORTKREDIT (1)	14/12/2005	3.78	0	0								19,324				
BANAMEX AG. NY (1)	24/12/2006	3.59	0	0								4,050	4,048			
BANCA SERFIN AG. NY (1)	24/12/2006	3.59	0	0								2,116	2,117			
BBV ARGENTARIA S A. (1)	22/12/2007	3.53	0	0								181,208	181,208	181,207		
BANCO INTERNACIONAL SAG (1)	24/12/2006	3.59	0	0								5,149	5,149			
BANCO SANTANDER CH NY (1)	27/11/2008	2.98	0	0								31,830	31,830	31,830	6,246	3,066
BANK OF AMERICA (1)	14/04/2006	3.03	0	0								121,697	20,808			
BANK OF AMERICA (1)	24/12/2006	3.59	0	0								25,424	25,425			
BARCLAYS BANK, BRUSS (1)	31/12/2004	3.78	0	0								97,569				
CITIBANK, N.A. (1)	24/12/2006	3.59	0	0								79,941	79,940			
CITIBANK, N.A. (1)	15/07/2007	3.23	0	0										17,178,820		
CITIBANK, N.A. (1)	15/07/2007	3.31	0	0											5,069,160	5,069,160
DEXIA BANK (1)	31/12/2014	3.78	0	0								278,751	278,751	278,751	199,903	453,594
EXPORT DEVELOPMENT (1)	22/04/2008	3.33	0	0								385,409	306,459	53,122	22,585	5,898
GOLDMAN SACHS INT. (1)	24/12/2006	3.59	0	0								1,081	1,081			
JAPAN BANK FOR INT. COOP (1)	10/10/2011	3.66	0	0								965,573	965,574	965,573	965,574	2,896,586
NATEXIS BANQUE (2)	31/03/2022	2.00	0	0								22,679	22,679	22,679	22,679	217,584
SOCIETE GENERALE PARIS (1)	24/12/2006	3.59	0	0								4,455	4,455			
SOCIETE GENERALE PARIS (1)	24/12/2006	3.59	0	0								4,738	4,738			
SOCIETE GENERALE PARIS (1)	14/05/2007	3.53	0	0								21,533	869	15		
BANAMEX, S. A. (1)	27/06/2005	2.94	0	0		110,107										
BBVA BANCOMER (1)	10/10/2006	3.68	0	0		127,031	130,864									
BBVA BANCOMER (1)	10/10/2006	3.78	0	0		248,034										
BBVA BANCOMER (1)	27/08/2005	8.95	800,000	0												
BANCO INTERNACIONAL (1)	24/12/2006	3.59	0	0		13,254	13,253									
BBVA BANCOMER (4)	26/06/2005	9.18	0	500,000												
BANAMEX, S. A. (1)	27/06/2005	3.68	0	0		301,854	155,277									
TESORERIA DE LA FEDER (1)	24/12/2006	3.59	0	0		25,935	25,936									
VARIAS INSTITUCIONES (1)	30/06/2013	11.31	0	0								7,609,782	250,649	238,744	150,441	335,667
VARIAS INSTITUCIONES (1)	05/08/2027	9.16	0	0								855,924	509,365	462,940	3,305,368	427,028
CHASE MANHATAN BANK	23/02/2007	3.78	0	0										5,745,048		
CHASE MANHATAN BANK	13/08/2010	3.76	0	0												2,252,960
WACHOVIA	03/02/2006	3.78	0	0									1,126,480			
WACHOVIA	29/09/2009	3.73	0	0												1,126,480
DRESDNER	04/02/2008	3.76	0	0											1,126,480	
DRESDNER	30/03/2008	3.78	0	0											1,126,480	
DRESDNER	18/04/2009	3.75	0	0												1,126,480
SANTANDER	10/04/2008	3.76	0	0											1,126,480	
SANTANDER	18/03/2009	3.78	0	0												1,126,480
SANTANDER	27/02/2009	3.76	0	0												1,126,480
SANTANDER	05/05/2009	3.78	0	0												1,126,486
TOTAL BANKS			800,000	500,000	0	826,215	325,330	0	0	0	0	10,718,233	3,821,625	25,158,729	13,121,396	17,293,949
STOCK EXCHANGE																
PRIVATE PLACEMENTS																
UNSECURED DEBT																
8 1/4 SENIOR NOTES (2)	26/01/2025	8.25	0	0									16,897,200			
8 1/4 SENIOR NOTES (2)	19/11/2008	4.50	0	-											11,264,800	
CERT BURSATIL TLMX 02-2(5)	10/02/2005	9.61	650,000	-												
CERT BURSATIL TLMX 02-2(5)	09/02/2007	9.46	0	1,650,000												
CERT BURSATIL TLMX 02-2(5)	31/05/2012	11.05	0	1,700,000												
CERT BURSATIL TLMX 02-2(5)	26/10/2007	9.56	0	3,250,000												
PAGARE A MEDIANO PLAZO	20/11/2007	7.50	0	1,258,998												
PAPEL COMERCIAL BURSATIL	07/01/2005	8.52	1,497,868	-												
PAPEL COMERCIAL BURSATIL	14/01/2005	8.57	996,902	0												
CERTIFICADOS BURSATILES	14/01/2005	8.57	299,071	1,000,000												
CERTIFICADOS BURSATILES	23/08/2007	9.31	0	1,350,000												
CERTIFICADOS BURSATILES	28/11/2008	9.91	0	1,000,000												
CERTIFICADOS BURSATILES	01/09/2010	9.79	0	750,000												
CERTIFICADOS BURSATILES	23/10/2008	9.72	0	2,250,000												
TOTAL STOCK EXCHANGE			3,643,841	14,208,998	0	0	0	0	0	0	0	0	16,897,200	0	11,264,800	0
OTROS PASIVOS			28,597,965	0												
OTHER CURRENT LIABILITIES AND OTHER CREDITS			0	0												
			33,041,806	14,708,998	0	826,215	325,330	0	0	0	0	10,718,233	20,718,825	25,158,729	24,386,196	17,293,949

OTHER CURRENT LIABILITIES
AND OTHER CREDITS

USED TYPES OF CHANGE

DOLAR (U.S.)	4,610,325	10.470
EURO (C.E.E.)	23,674	11.9722

STOCK EXCHANGE CODE: TELECOM QUARTER: 4 YEAR: 2004
CARSO GLOBAL TELECOM, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)
ANNEX 6

CONSOLITED
Final Printing

TRADE BALANCE	DOLARES (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
FOREING MONETARY POSITION					
TOTAL ASSETS	3,570,572	40,221,781	2,118,956	23,869,620	64,091,401
LIABILITIES POSITION	8,901,504	100,273,670	494,743	5,573,180	105,846,850
SHOUT TERM	1,188,077	13,383,449	404,188	4,553,096	17,936,545
LONG TERM	7,713,427	86,890,221	90,555	1,020,084	87,910,305
NET BALANCE	-5,330,932	-60,051,889	1,624,213	18,296,440	-41,755,449

NOTES

USED TYPES OF CHANGE T.P. 10.470

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **3** YEAR: **2004**

CARSO GLOBAL TELECOM, S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7 **CONSOLITED**
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	42,680,757	102,436,844	59,756,087	0.62	370,488
FEBRUARY	42,384,860	99,749,300	57,364,440	0.6	344,187
MARCH	44,546,610	105,859,964	61,313,354	0.34	208,465
APRIL	43,742,016	107,769,193	64,027,177	0.15	96,041
MAY	39,674,918	109,448,242	69,773,324	-0.25	-174,433
JUNE	40,506,363	110,671,218	70,164,855	0.16	112,264
JULY	39,972,763	107,472,280	67,499,517	0.26	175,499
AUGUST	50,451,153	123,149,620	72,698,467	0.62	450,730
SEPTEMBER	52,949,555	124,043,119	71,093,564	0.83	590,077
ACTUALIZATION:	49,316,218	124,469,858	75,153,640	0.69	518,560
CAPITALIZATION:	56,458,345	131,718,275	75,259,930	0.85	639,709
FOREIGN CORP:	57,306,157	130,885,768	73,579,611	0.21	154,517
OTHER	0	0	0	0.00	542,784
TOTAL					**4,028,888**

NOTES

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8 **CONSOLITED**
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NO APPLY

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLITED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
NO APPLY			

NOTES

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO APPLY					

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **TELECOM** QUARTER: 4 YEAR: 2004

CARSO GLOBAL TELECOM, S.A. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

(Thousands of Pesos)

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NETS SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
REVENUES LOCAL				56,021,047			
DOMESTIC LONG DISTANCE				19,000,777			
INTERCONNECTION				18,719,107			
CORPORATE NETWORKS				11,279,777			
INTERNET				9,821,977			
OTHERS				5,670,975			
TOTAL				120,513,660			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **TELECOM** QUARTER: 4 YEAR: 2004

CARSO GLOBAL TELECOM, S.A. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

(Thousands of Pesos)

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NETS SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SERVICE LOCAL				2,633,386			
REVENUES LOCAL				932,072			
DOMESTIC LONG DISTANCE				13,945,190			
INTERCONNECTION				479,920			
CORPORATE NETWORKS				0			
OTHERS				297,729			
TOTAL				18,288,297			

NOTES

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A-1		4	3,538,821,170			3,538,821,170	1,190,730	
TOTAL			3,538,821,170			3,538,821,170	1,190,730	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION

3,538,821,170

SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's:
GDRS's:
ADS's:
GDS's:

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	AT REPURCHASE	AT QUARTER
A-1	396,255,873	18.10000	19.85000

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 4 YEAR: 2004

CONSOLIDATED
Final Printing

INFORMATION DE PROJECTS
(Project, amount exercise and percentage of Advance)

ANNEX 13

Thousands of Pesos

	4Q 2004 OCT-DEC	% OF ADVANCE	TOTAL	BUDGET 2004	% OF ADVANCE
DATAS	952,685	30.90	2,821,844	3,082,007	91.60
REVENUES LOCAL	1,241,442	35.40	3,507,638	3,506,865	100.00
NETWOKS	1,732,702	35.20	4,749,970	4,925,817	96.00
EQUIPAMENT NETWORKS	1,773,995	44.60	3,790,983	3,979,679	95.40
SISTEMS	145,096	62.80	599,456	624,669	95.30
OTHERS	1,020,964	32.40	1,850,591	3,153,882	58.70
INVESTMENT TELMEX MEX.	7,114,261	36.90	17,321,482	19,272,919	51.80
LATINAMERICA	946,282	33.70	1,565,320	2,806,954	55.80
TOTAL INVESTMENT	**8,060,543**	**36.50**	**18,885,802**	**22,079,873**	**85.50**

2. Significant Accounting Policies

The most important accounting policies and practices followed in the preparation of these financial statements are described below:

a) Consolidation

The consolidated financial statements include the accounts of América Telecom and those of the subsidiaries mentioned in Note 1. All of the companies operate in the telecommunications sector or provide services to companies operating in such sector. Minority interest relates to the interest of América Móvil and its foreign subsidiaries.

All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

b) Revenue recognition

The Company's revenues are earned principally on the following activities: sale of airtime (including interconnection), monthly rent, long distance charges, other services (including roaming, value added service and other service charges), as well as the proceeds from the sale of cellular phones and accessories.

Revenues are generally recognized at the time services are provided. Those services are either under prepaid (calling cards) or under contract (post-paid) plans. In both cases, airtime revenues are recognized as a customer uses the airtime or when the card expires in the case of prepayments for unused airtime.

Revenues from interconnections, which consist of calls of other carriers that enter the Company's own cellular network (incoming interconnections), are recognized at the time the service is provided. Such services are billed based on rates previously agreed with the other carriers, which are regulated by the respective authorities.

Except for Mexico and Colombia, monthly rent under non-prepaid plans is billed based on the rates approved by the regulatory authorities in the respective countries. For Mexico and Colombia, basic monthly rent is billed one month in advance and recognized as revenues in the month the service is provided.

Long distance charges refer to airtime used in receiving from or making calls to regions or coverage areas outside of the area where the customer is activated. The related revenues are recognized at the time the service is provided.

Roaming charges represent airtime charged to customers for making calls outside their coverage areas or abroad. The related revenues are recognized at the time the service is provided based on the rates agreed upon with other domestic and international carriers.

Value added services and other services, which include voice services and data transmission services (such as two-way written messages, call information, emergency services, among others), are recognized as income at the time they are provided.

Sales of handsets and accessories, which are made mostly to authorized distributors, are recorded as revenues at the time the telephone is billed to the distributor or customer.

STOCK EXCHANGE CODE: TELECOM | QUARTER: 4 YEAR: 2004
CARSO GLOBAL TELECOM, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSIBLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IS SUPPLIED TO THIS STOCK EXCHANGE CORRESPONDING TO THE PERIOD FROM 1 OF JANUARY TO 31 OF DECEMBER OF 2004 AND THIS IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

LIC. JAIME CHICO PARDO
GENERAL DIRECTOR

C.P. ARMANDO IBAÑEZ VAZQUEZ
ADMINISTRATION DIRECTOR

MEXICO, D.F., AT JANUARY [illegible] OF 2005.

EXHIBIT V

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **TELECOM** QUARTER: 1 YEAR: 2005

CARSO GLOBAL TELECOM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2005 AND 2004

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**276,987,986**	**100**	**203,032,229**	**100**
2	**CURRENT ASSETS**	**76,404,281**	**28**	**45,840,321**	**23**
3	CASH AND SHORT-TERM INVESTMENTS	32,054,796	12	12,071,528	6
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	23,346,155	8	17,884,986	9
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	10,588,069	4	3,644,311	2
6	INVENTORIES	1,148,351	0	1,057,787	1
7	OTHER CURRENT ASSETS	9,266,910	3	11,181,709	6
8	**LONG TERM**	**659,552**	**0**	**1,043,677**	**1**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	598,587	0	795,202	0
11	OTHER INVESTMENTS	60,965	0	248,475	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**149,174,724**	**54**	**125,656,760**	**62**
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	414,130,475	150	318,473,799	157
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	269,847,725	97	193,835,949	95
17	CONSTRUCTION IN PROGRESS	4,891,974	2	1,018,910	1
18	**DEFERRED ASSETS (NET)**	**23,711,927**	**9**	**5,005,195**	**2**
19	**OTHER ASSETS**	**27,037,502**	**10**	**25,486,276**	**13**
20	**TOTAL LIABILITIES**	**184,119,467**	**100**	**131,510,744**	**100**
21	**CURRENT LIABILITIES**	**62,094,915**	**34**	**45,394,577**	**35**
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	12,786,671	7	10,505,041	8
24	STOCK MARKET LOANS	15,001,130	8	13,488,252	10
25	TAXES TO BE PAID	6,944,291	4	2,651,867	2
26	OTHER CURRENT LIABILITIES	27,362,823	15	18,749,417	14
27	**LONG-TERM LIABILITIES**	**104,135,267**	**57**	**66,639,683**	**51**
28	BANK LOANS	58,859,580	32	26,920,286	20
29	STOCK MARKET LOANS	45,275,687	25	39,719,397	30
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**16,161,862**	**9**	**19,476,484**	**15**
32	**OTHER LIABILITIES**	**1,727,423**	**1**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS'EQUITY**	**92,868,519**	**100**	**71,521,485**	**100**
34	**MINORITY INTEREST**	**69,524,615**	**75**	**52,827,805**	**74**
35	**MAJORITY INTEREST**	**23,343,904**	**25**	**18,693,680**	**26**
36	**CONTRIBUTED CAPITAL**	**6,496,887**	**7**	**6,517,648**	**9**
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,190,505	1	1,213,173	2
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	4,744,262	5	4,742,593	7
39	PREMIUM ON SALES OF SHARES	562,120	1	561,882	1
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**16,847,017**	**18**	**12,176,032**	**17**
42	RETAINED EARNINGS AND CAPITAL RESERVE	26,556,730	29	21,027,372	29
43	REPURCHASE FUND OF SHARES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCKHOLDERS'EQUITY	-11,927,762	-13	-11,299,458	-16
45	NET INCOME FOR THE YEAR	2,218,049	2	2,448,118	3

0 0

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2005

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**32,054,796**	**100**	**12,071,528**	**100**
46	CASH	2,028,273	6	1,119,795	9
47	SHORT-TERM INVESTMENTS	30,026,523	94	10,951,733	91
18	**DEFERRED ASSETS (NET)**	**23,711,927**	**100**	**5,005,195**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	2,921,322	12	611,509	12
49	GOODWILL	15,296,829	65	4,393,686	88
50	DEFERRED TAXES	5,493,776	23	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIBILITIES**	**62,094,915**	**100**	**45,394,577**	**100**
52	FOREING CURRENCY LIABILITIES	25,514,401	41	18,472,727	41
53	MEXICAN PESOS LIABILITIES	36,580,514	59	26,921,850	59
24	**STOCK MARKET LOANS**	**15,001,130**	**100**	**13,488,252**	**100**
54	COMERCIAL PAPER	1,458,300	10	4,111,300	30
55	CURRENT MATURITIES OF MÉDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	13,542,830	90	9376952	70
26	**OTHER CURRENT LIABILITIES**	**27,362,823**	**100**	**18,749,417**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	1,551,913	8
58	OTHER CURRENT LIABILITIES WITHOUT COST	27,362,823	100	17,197,504	92
27	**LONG-TERM LIABILITIES**	**104,135,267**	**100**	**66,639,683**	**100**
59	FOREING CURRENCY LIABILITIES	89,418,630	86	55,194,318	83
60	MEXICAN PESOS LIABILITIES	14,716,637	14	11,445,365	17
29	**STOCK MARKET LOANS**	**45,275,687**	**100**	**39,719,397**	**100**
61	BONDS	45,275,687	100	39,719,397	100
62	MÉDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**0**	**0**	**0**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**16,161,862**	**100**	**19,476,484**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	16,161,862	100	19,476,484	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**1,727,423**	**100**	**0**	**0**
68	RESERVES	1,727,423	100	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**-11,927,762**	**100**	**-11,299,458**	**100**
70	ACCUMULATED INCOME DUE TO MENETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	-11,927,762	100	-11,299,458	100

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2005

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	14,309,366	445,744
73	PENSIONS FUND AND SENIORITY PREMIUS	1,727,423	0
74	EXECUTIVES (*)	120	133
75	EMPLOYERS (*)	23,556	11,255
76	WORKERS (*)	51,766	50,292
77	CIRCULATION SHARES (*)	3,538,151,870	3,605,520,300
78	REPURCHASED SHARES (*)	396,925,173	329,556,743

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2005

CONSOLIDATED EARNING STATEMENT

FROM JANUARY THE 1st TO MARCH 31 OF 2005 AND 2004

(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	39,036,740	100	30,549,741	100
2	COST OF SALES	20,950,301	54	15,846,344	52
3	**GROSS INCOME**	18,086,439	46	14,703,397	48
4	OPERATING	6,426,614	16	4,567,065	15
5	**OPERATING INCOME**	11,659,825	30	10,136,332	33
6	TOTAL FINANCING COST	1,278,217	3	-675,809	-2
7	**INCOME AFTER FINANCING COST**	10,381,608	27	10,812,141	35
8	OTHER FINANCIAL OPERATIONS	64,057	0	319,516	1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	10,317,551	26	10,492,625	34
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	4,197,285	11	4,311,961	14
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	6,120,266	16	6,180,664	20
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	-10,753	0	-25,690	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	6,109,513	16	6,154,974	20
14	INCOME OF DISCONTINUOS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	6,109,513	16	6,154,974	20
16	EXTRAORDINARY ITEMS EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	6,109,513	16	6,154,974	20
19	NET INCOME OF MINORITY INTEREST	3,891,464	10	3,706,856	12
20	**NET INCOME OF MAJORITY INTEREST**	2,218,049	6	2,448,118	8

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2005

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL Amount	%
1	**NET SALES**	**39,036,740**	100	**30,549,741**	100
21	DOMESTIC	29,156,001	75	29,772,511	97
22	FOREIGN	9,880,739	25	777,230	3
23	TRANSLATED INTO DOLLARS (***)	874,651	2	67,155	0
6	**TOTAL FINANCING COST**	**1,278,217**	100	**-675,809**	100
24	INTEREST PAID	2,384,384	187	1,881,529	278
25	EXCHANGE LOSSES	1,089,060	85	153,782	23
26	INTEREST EARNED	1,157,210	91	1,185,593	175
27	EXCHANGE PROFITS	350,383	27	584,130	86
28	GAIN DUE TO MONETARY POSITION	-687,634	-54	-941,397	-139
8	**OTHER FINANCIAL OPERATIONS**	**64,057**	100	**319,516**	100
29	OTHER NET EXPENSES (INCOME) NET	42,219	66	319,516	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	21,838	34	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**4,197,285**	100	**4,311,961**	100
32	INCOME TAX	4,165,136	99	3,903,006	91
33	DEFERED INCOME TAX	-1,005,418	-24	-341,960	-8
34	WORKERS' PROFIT SHARING	1,037,567	25	750,915	17
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2005

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT Amount	QUARTER OF PREVIOUS FINANCIAL Amount
36	TOTAL SALES	39,036,741	30,315,990
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	158,114,537	124,082,116
39	OPERATION INCOME (**)	48,757,972	42,114,222
40	NET INCOME OF MAYORITY INTEREST(**)	9,010,924	7,453,237
41	NET CONSOLIDATED INCOME (**)	27,720,757	23,336,363

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **TELECOM** QUARTER: 1 YEAR: 2005

CARSO GLOBAL TELECOM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

FROM JANUARY THE 1st TO MARCH 31 OF 2005 AND 2004

(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**NET SALES**	39,036,740	100	30,549,741	100
2	COST OF SALES	20,950,301	54	15,846,344	52
3	**GROSS INCOME**	18,086,439	46	14,703,397	48
4	OPERATING	6,426,614	16	4,567,065	15
5	**OPERATING INCOME**	11,659,825	30	10,136,332	33
6	TOTAL FINANCING COST	1,278,217	3	-675,809	-2
7	**INCOME AFTER FINANCING COST**	10,381,608	27	10,812,141	35
8	OTHER FINANCIAL OPERATIONS	64,057	0	319,516	1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT**	10,317,551	26	10,492,625	34
10	RESERVE FOR TAXES AND WORKERS' PROFIT	4,197,285	11	4,311,961	14
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT**	6,120,266	16	6,180,664	20
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-	-10,753	0	-25,690	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	6,109,513	16	6,154,974	20
14	INCOME OF DISCONTINUOS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE**	6,109,513	16	6,154,974	20
16	EXTRAORDINARY ITEMS EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY	0	0	0	0
18	**NET CONSOLIDATED INCOME**	6,109,513	16	6,154,974	20
19	NET INCOME OF MINORITY INTEREST	3,891,464	10	3,706,856	12
20	**NET INCOME OF MAJORITY INTEREST**	2,218,049	6	2,448,118	8

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2005

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**NET SALES**	**39,036,740**	**100**	**30,549,741**	**100**
21	DOMESTIC	29,156,001	75	29,772,511	97
22	FOREIGN	9,880,739	25	777,230	3
23	TRANSLATED INTO DOLLARS (***)	874,651	2	67,155	0
6	**TOTAL FINANCING COST**	**1,278,217**	**100**	**-675,809**	**100**
24	INTEREST PAID	2,384,384	187	1,881,529	278
25	EXCHANGE LOSSES	1,089,060	85	153,782	23
26	INTEREST EARNED	1,157,210	91	1,185,593	175
27	EXCHANGE PROFITS	350,383	27	584,130	86
28	GAIN DUE TO MONETARY POSITION	-687,634	-54	-941,397	-139
8	**OTHER FINANCIAL OPERATIONS**	**64,057**	**100**	**319,516**	**100**
29	OTHER NET EXPENSES (INCOME) NET	42,219	66	319,516	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	21,838	34	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT**	**4,197,285**	**100**	**4,311,961**	**100**
32	INCOME TAX	4,165,136	99	3,903,006	91
33	DEFERED INCOME TAX	-1,005,418	-24	-341,960	-8
34	WORKERS' PROFIT SHARING	1,037,567	25	750,915	17
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

STOCK EXCHANGE CODE: **TELECOM** QUARTER: 1 YEAR: **2005**

CARSO GLOBAL TELECOM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

FROM JANUARY THE 1st TO MARCH 31 OF 2005 AND 2004

(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**6,109,513**	**6,154,974**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	5,470,446	1,576,479
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**11,579,959**	**7,731,453**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	-4,276,430	-8,650,459
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**7,303,529**	**-919,006**
6	CASH FLOW FROM EXTERNAL FINANCING	12,417,883	1,955,905
7	CASH FLOW FROM INTERNAL FINANCING	-1,190,246	-1,592,086
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**11,227,637**	**363,819**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**-7,256,045**	**-8,316,618**
10	NET INCREASE (DECREASE) IN CASH AND SHORT - TERM INVESTMENTS	11,275,121	-8,871,805
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	20,779,675	20,943,333
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	32,054,796	12,071,528

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 1 YEAR: 2005
CARSO GLOBAL TELECOM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL Amount	QUARTER OF PREVIOUS FINANCIAL Amount
2	**+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIERE USING CASH**	**5,470,446**	**1,576,479**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	6,385,375	5,277,564
14	+(-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+(-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+(-) OTHER ITEMS	-914,929	-3,701,085
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**-4,276,430**	**-8,650,459**
18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	1,376,173	-633,178
19	+(-) DECREASE (INCREASE) IN INVENTORIES	217,049	-104,785
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	-4,645,389	-9,465,902
21	+(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	-	0
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	-1,224,263	1,553,406
6	**CASH FLOW FROM EXTERNAL FINANCING**	**12,417,883**	**1,955,905**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	11,674,811	1,243,651
24	LONG -TERM BANK AND STOCK MARKET FINANCING	743,072	712,254
25	+ DIVIDEND RECEIVED	0	0
26	OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**-1,190,246**	**-1,592,086**
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCKS	-226	-9,314
31	(-) DIVIDENS PAID	-1,169,186	-1,141,570
32	+ PREMIUM ON SALE OF SHARES	-20,834	-441,202
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**-7,256,045**	**-8,316,618**
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	-3,761,335	-6,688,833
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	-3,044,063	-1,846,303
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANET INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	-450,647	218,518

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2005

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	15.65	%	20.15	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	38.6	%	39.87	%
3	NET INCOME TO TOTAL ASSETS (**)	10.01	%	11.49	%
4	CASH DIVIDENS TO PREVIOUS YEAR NET INCOME	0.00	%	0	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	11.26	%	15.29	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.57	times	0.61	times
7	NET SALES TO FEXID ASSETS (**)	1.06	times	0.99	times
8	INVENTORIES ROTATION (**)	71.15	times	72.02	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	47	days	46	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	9.81	%	9.78	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	66.47	%	64.77	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.98	times	1.84	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	62.42	%	56.02	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	69.81	%	53.03	%
15	OPERATING INCOME TO INTEREST PAID	4.89	times	5.39	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.86	times	0.94	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.23	times	1.01	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.21	times	0.99	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.41	times	0.35	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	51.62	%	26.59	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	29.66	%	25.31	%
22	CASH FLOW CHANGES IN WORKING CAPITAL TO NET SALES	-10.95	%	-28.32	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	3.06	times	-0.49	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	110.6	%	537.6	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	-10.6	%	-437.6	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	41.95	%	22.2	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **TELECOM** QUARTER: 1 YEAR: 2005

CARSO GLOBAL TELECOM, S.A. DE C.V.

DATA PER SHARE

CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 2.55	$ 1.96
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE (**)	$ 2.55	$ 1.96
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 6.60	$ 5.18
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	2.74 times	3.35 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	7.09 times	8.49 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 1 YEAR: 2005

CARSO GLOBAL TELECOM, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED

Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos) ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 TELMEX	COMMINICATIONS	4,849,500,000	41.6	34,412,704	39,780,253
2 MULTIMEDIA CORPORATIVO, S.A. DE C.V.	SOCIETIES ADMINISTRATIO	600,000	100	593	583
3 GLOBAL TELECOM LLC	SOCIETIES ADMINISTRATIO	1	100	1,875,922	1,385,112
4 EMPRESAS Y CONTROLES	SOCIETIES ADMINISTRATIO	230,336,849	100	2,300,796	1,521,047
TOTAL INVESTMENT IN SUBSIDIARIES		0		**38,590,015**	**42,686,995**
ASSOCIATEDS					
1 TM & MS, LLC	INTERNET	1	50	29,621	23,553
2 TECHNOLOGY AND INTERNET, LLC	INTERNET SERVICIES	500	50	974,989	201,715
3 TECNOLOGY FUND I, LLC	COMMINICATIONS	500	50	20,898	18,032
4 GRUPO TELVISTA, S..A DE C.V.	SOCIETIES ADMINISTRATIO	450	45	510,138	367,671
5 CENTRO HISTORICO DE LA CIUDAD DE MEXICO	SOCIETIES ADMINISTRATIO	80,020,000	21.77	80,020	107,916
6 OTHERS ASOCS. (4) (No. DE ASOC.)					-120,300
TOTAL INVESTMENT IN ASSOCIATEDS				**1,615,666**	**598,587**
OTHER PERMANENT INVESTMENTS					**60,965**
TOTAL					**43,346,547**

NOTES

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institucion	Amortization Date	Rate of Interest	Denominated in Pesos: Until 1 Year	Denominated in Pesos: More Than 1 Year	Amortization of Credits In Foreign Currency With National Entities Thousands Of $) — Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits In Foreign Currency With Foreing Entities Thousands Of $) — Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
AB SVENKS EXPORTKREDIT (1)	14/12/2005	4.40	0	0							19,375					
BANAMEX AG. NY (1)	24/12/2006	4.21	0	0							3,045	1,015	3,045			
BANCA SERFIN AG. NY (1)	24/12/2006	4.21	0	0							1,592	531	1,591			
BBV ARGENTARIA S.A. (1)	22/12/2007	4.15	0	0							181,681		181,681	181,681		
HSBC, S.A	24/12/2006	4.21	0	0							3,872	1,291	3,872			
BANCO SANTANDER CH NY (1)	27/11/2008	3.60	0	0							31,913		31,913	31,913	6,262	3,074
BANK OF AMERICA (1)	14/04/2006	1.65	0	0							122,015		20,863			
BANK OF AMERICA (1)	24/12/2006	4.21	0	0							19,118	6,373	19,118			
BARCLAYS BANK, BRUSS (1)	31/12/2004	4.47	0	0							97,823					
CITIBANK, N.A. (1)	24/12/2006	4.21	0	0							60,112	20,037	60,112			
CITIBANK, N.A. (1)	15/07/2004	3.93	0	0										17,223,655		
CITIBANK, N.A. (1)	15/07/2004	3.93	0	0										2,541,195	5,082,390	2,541,195
DEXIA BANK (1)	31/12/2014	4.40	0	0							279,478		279,478	279,476	200,425	454,779
EXPORT DEVELOPMENT (1)	22/04/2006	3.85	0	0							281,618	105,467	215,734	43,809	18,152	5,914
GOLDMAN SACHS INT. (1)	24/12/2006	4.21	0	0							813	270	813			
JAPAN BANK FOR INT. COOP (1)	10/10/2011	4.26	0	0							968,094		968,094	968,094	968,094	2,904,145
NATEXIS BANQUE (2)	31/03/2022	2.00	0	0							13,672	8,008	21,680	21,680	21,680	199,990
SOCIETE GENERALE PARIS (1)	24/12/2006	4.21	0	0							3,397	1,132	3,397			
SOCIETE GENERALE PARIS (1)	24/12/2006	4.21	0	0							3,350	1,117	3,350			
SOCIETE GENERALE PARIS (1)	14/05/2007	4.21	0	0							21,589		871	15		
BANAMEX, S. A. (1)	27/06/2005	4.40	0	0	54,536											
BBVA BANCOMER (1)	01/07/2004	6.65	0	0	95,876	32,437	98,769									
BBVA BANCOMER (1)	10/10/2006	4.30	0	0	188,042											
BBVA BANCOMER (1)	10/10/2006	4.30	800,000	0												
HSBC MEXICO, S.A.	27/08/2005	7.16	0	0	9,966	3,322	9,966									
BBVA BANCOMER (4)	24/12/2006	4.21	0	500,000												
BANAMEX, S. A. (1)	01/07/2004	6.80	0	0	228,053	77,472	78,211									
TESORERIA DE LA FEDER (1)	26/06/2006	4.28	0	0	19,502	6,500	19,502									
VARIAS INSTITUCIONES (1)	24/12/2006	2.75	0	0							7,191,832	75,190	418,124	158,949	78,592	306,372
VARIAS INSTITUCIONES (2)	01/07/2004	6.65	0	0							526,387	95,238	881,677	3,318,928	146,781	278,229
CHASE MANHATAN	23/02/2007	3.91	0	0									5,760,043			
CHASE MANHATAN	13/08/2010	3.42	0	0												2,258,841
WACHOVIA	03/02/2006	3.37	0	0								1,129,420				
WACHOVIA	29/09/2009	3.22	0	0											1,129,420	
DRESNER	04/02/2008	3.60	0	0										1,129,420		
DRESNER	31/03/2008	3.73	0	0										1,129,420		
DRESNER	18/04/2009	3.34	0	0											1,129,420	
SANTANDER	10/04/2008	3.76	0	0										1,129,424		
SANTANDER	18/03/2009	3.67	0	0											1,129,420	
SANTANDER	10/04/2006	6.38	0	0											1,129,420	
SANTANDER	18/03/2009	6.38	0	0											1,129,420	
BANCO INBURSA	22/04/2005	10.65	15,100	0												
TOTAL BANKS			815,100	500,000	595,975	119,731	206,448	0	0	0	9,810,776	1,445,089	8,875,456	28,157,661	12,167,476	8,952,539
STOCK EXCHANGE																
PRIVATE PLACEMENTS																
UNSECURED DEBT																
SENIOR NOTES DUE 2008 (2)	26/01/2006	8.25	0	0								13,542,830				
SENIOR NOTES DUE 2008 (2)	19/11/2008	4.50	0	-											11,294,200	
SENIOR NOTES DUE 2008 (2)	27/01/2015	5.50	0	-												9,035,360
SENIOR NOTES DUE 2008 (2)	27/01/2015	4.75	0	-												10,729,490
C.B. TELMEX 01-2 (5)	09/02/2007	8.35	0	1,650,000												
C.B. TELMEX 01-2 (6)	31/05/2012	11.05	0	1,700,000												
C.B. TELMEX 01-2 (5)	26/10/2007	8.45	0	3,250,000												
PAPAEL COMERCIA BURSATIL	22/04/2005	9.51	169,057	-												
PAPAEL COMERCIA BURSATIL	02/05/2005	9.61	991,725	0												
PAGARE A MEDIANO PLAZO	20/07/2007	7.50	0	1,266,837												
CERTIFICADOS BURSATILES	02/05/2005	9.60	297,516	0												
CERTIFICADOS BURSATILES	23/08/2007	10.68	0	1,000,000												
CERTIFICADOS BURSATILES	28/11/2008	10.83	0	1,350,000												
CERTIFICADOS BURSATILES	04/09/2008	10.60	0	1,000,000												
CERTIFICADOS BURSATILES	01/09/2010	10.69	0	750,000												
CERTIFICADOS BURSATILES	23/10/2008	9.42	0	2,250,000												
TOTAL STOCK EXCHANGE			1,458,300	14,216,637	0	0	0	0	0	0	0	13,542,830	0	0	11,294,200	19,764,850
OTROS PASIVOS			27,362,823	0												
OTHER CURRENT LIABILITIES AND OTHER CREDITS				0												
			29,636,223	14,716,637	595,975	119,731	206,448	0	0	0	9,810,776	14,987,919	8,875,456	28,157,661	23,461,676	28,717,389

OTHER CURRENT LIABILITIES
AND OTHER CREDITS

USED TYPES OF CHANGE
DOLAR (U.S.) 4,610,325 10.4806

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2005

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)
ANNEX 6

CONSOLITED
Final Printing

TRADE BALANCE	DOLARES (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
FOREING MONETARY POSITION					
TOTAL ASSETS	4,891,885	55,249,930	1,325,084	15,293,551	70,543,481
LIABILITIES POSITION	10,518,512	118,798,190	1,641,582	18,540,360	137,338,550
SHOUT TERM	2,685,477	30,330,321	1,557,401	17,589,600	47,919,921
LONG TERM	7,833,035	88,467,869	84,181	950,760	89,418,629
	0	0	0	0	0
NET BALANCE	-5,626,627	-63,548,260	-316,498	-3,246,809	-66,795,069

NOTES

USED TYPES OF CHANGE
DOLAR (U.S.) 11.9400

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: **1** YEAR: **2005**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLITED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	62,719,450	172,558,514	109,839,064	0.15	164,759
FEBRUARY	73,059,315	181,791,780	108,732,465	0.11	119,606
MARCH	77,953,706	184,832,434	106,878,728	0.46	491,642
APRIL	0	0	0	0	0
MAY	0	0	0	0	0
JUNE	0	0	0	0	0
JULY	0	0	0	0	0
AUGUST	0	0	0	-	0
SEPTEMBER	0	0	0	-	0
ACTUALIZATION:	0	0	0	0.00	1,146
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP:	0	0	0	0.00	0
OTHER	0	0	0	0.00	-89,519
TOTAL					687,634

NOTES

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLITED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NO APPLY

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLITED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
NO APPLY			

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER:1 YEAR: 2005

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO APPLY					

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2005

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11
(Thousands of Pesos)
DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NETS SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
REVENUES LOCAL				13,644,758			
DOMESTIC LONG DISTANCE				3,284,672			
INTERCONNECTION				4,351,841			
CORPORATE NETWORKS				4,353,484			
INTERNET				2,471,455			
OTHERS				1,049,791			
TOTAL				29,156,001			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2005

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11
(Thousands of Pesos)
FOREIGN SELLS

PAGE 2
CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NETS SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SERVICE LOCAL				862,538			
REVENUES LOCAL				595,626			
DOMESTIC LONG DISTANCE				8,025,112			
INTERCONNECTION				245,895			
OTHERS				151,568			
TOTAL				9,880,739			

NOTES

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A-1		4	3,538,151,870			3,538,151,870	1,190,505	
TOTAL			3,538,151,870			3,538,151,870	1,190,505	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION

3,538,151,870

SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's:
GDRS's:
ADS's:
GDS's:

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	AT REPURCHASE	AT QUARTER
A-1	396,925,173	17.10000	18.10000

INFORMATION DE PROJECTS
(Project, amount exercise and percentage of Advance)

ANNEX 13

Thousands of Pesos

	1Q. 2005 JAN-MARCH	% OF ADVANCE	TOTAL	BUDGET 2005	% OF AVANCE
DATAS	360,875	10.10	360,875	3,582,440	10.10
REVENUES LOCAL	141,049	5.30	141,049	2,647,623	5.30
NETWOKS	1,049,016	26.00	1,049,016	4,041,342	26.00
EQUIPAMENT NETWORKS	123,578	3.60	123,578	3,452,833	3.60
SISTEMS	23,370	3.10	23,370	757,258	3.10
OTHERS	234,669	5.80	234,669	4,022,013	5.80
INVESTMENT TELMEX MEX.	1,932,557	10.40	1,932,557	18,503,509	10.40
LATINAMERICA	1,111,506	15.80	1,111,506	7,015,002	15.80
TOTAL INVESTMENT	**3,044,063**	**11.90**	**3,044,063**	**25,518,511**	**11.90**

2. Significant Accounting Policies

The most important accounting policies and practices followed in the preparation of these financial statements are described below:

a) Consolidation

The consolidated financial statements include the accounts of América Telecom and those of the subsidiaries mentioned in Note 1. All of the companies operate in the telecommunications sector or provide services to companies operating in such sector. Minority interest relates to the interest of América Móvil and its foreign subsidiaries.

All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

b) Revenue recognition

The Company's revenues are earned principally on the following activities: sale of airtime (including interconnection), monthly rent, long distance charges, other services (including roaming, value added service and other service charges), as well as the proceeds from the sale of cellular phones and accessories.

Revenues are generally recognized at the time services are provided. Those services are either under prepaid (calling cards) or under contract (post-paid) plans. In both cases, airtime revenues are recognized as a customer uses the airtime or when the card expires in the case of prepayments for unused airtime.

Revenues from interconnections, which consist of calls of other carriers that enter the Company's own cellular network (incoming interconnections), are recognized at the time the service is provided. Such services are billed based on rates previously agreed with the other carriers, which are regulated by the respective authorities.

Except for Mexico and Colombia, monthly rent under non-prepaid plans is billed based on the rates approved by the regulatory authorities in the respective countries. For Mexico and Colombia, basic monthly rent is billed one month in advance and recognized as revenues in the month the service is provided.

Long distance charges refer to airtime used in receiving from or making calls to regions or coverage areas outside of the area where the customer is activated. The related revenues are recognized at the time the service is provided.

Roaming charges represent airtime charged to customers for making calls outside their coverage areas or abroad. The related revenues are recognized at the time the service is provided based on the rates agreed upon with other domestic and international carriers.

Value added services and other services, which include voice services and data transmission services (such as two-way written messages, call information, emergency services, among others), are recognized as income at the time they are provided.

Sales of handsets and accessories, which are made mostly to authorized distributors, are recorded as revenues at the time the telephone is billed to the distributor or customer.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **1** YEAR: **2005**

CARSO GLOBAL TELECOM, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 30 OF MARCH OF 2005** AND **2004** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

LIC. JAIME CHICO PARDO
GENERAL DIRECTOR

C.P. ARMANDO IBAÑEZ VAZQUEZ
ADMINISTRATION DIRECTOR

MEXICO, D.F., AT APRIL18 OF 2005.

EXHIBIT X

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: 2005

CONSOLIDATED FINANCIAL STATEMENT
AT JUNE 30 OF 2005 AND 2004
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	264,295,076	100	205,415,541	100
2	**CURRENT ASSETS**	63,646,985	24	41,577,555	20
3	CASH AND SHORT-TERM INVESTMENTS	29,494,506	11	9,213,373	4
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	22,847,263	9	19,033,799	9
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	8,149,857	3	5,230,845	3
6	INVENTORIES	1,029,379	0	1,006,570	0
7	OTHER CURRENT ASSETS	2,125,980	1	7,092,968	3
8	**LONG TERM**	1,241,363	0	1,703,481	1
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	1,016,595	0	1,442,944	1
11	OTHER INVESTMENTS	224,768	0	260,537	0
12	**PROPERTY, PLANT AND EQUIPMENT**	148,555,904	56	128,028,553	62
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	415,775,237	137	331,279,643	161
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	274,044,584	104	204,731,503	100
17	CONSTRUCTION IN PROGRESS	6,825,251	3	1,480,413	1
18	**DEFERRED ASSETS (NET)**	24,695,158	9	7,828,320	4
19	**OTHER ASSETS**	26,155,666	10	26,277,632	13
20	**TOTAL LIABILITIES**	168,494,239	100	131,360,744	100
21	**CURRENT LIABILITIES**	52,805,090	31	41,853,529	32
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	6,193,404	4	14,190,128	11
24	STOCK MARKET LOANS	13,007,432	8	6,177,838	5
25	TAXES TO BE PAID	3,645,704	2	3,394,332	3
26	OTHER CURRENT LIABILITIES	29,958,550	18	18,091,231	14
27	**LONG-TERM LIABILITIES**	99,657,688	59	69,513,408	53
28	BANK LOANS	55,620,458	33	29,143,791	22
29	STOCK MARKET LOANS	44,037,230	26	40,369,617	31
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	14,159,867	8	19,993,807	15
32	**OTHER LIABILITIES**	1,871,594	1	0	0
33	**CONSOLIDATED STOCK HOLDERS'EQUITY**	95,800,837	100	74,054,797	100
34	**MINORITY INTEREST**	69,085,877	72	54,957,610	74
35	**MAJORITY INTEREST**	26,714,960	28	19,097,187	26
36	**CONTRIBUTED CAPITAL**	6,497,402	7	6,509,739	9
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,190,505	1	1,205,472	2
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	4,744,733	5	4,742,374	6
39	PREMIUM ON SALES OF SHARES	562,164	1	561,893	1
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	20,217,558	21	12,587,448	17
42	RETAINED EARNINGS AND CAPITAL RESERVE	29,945,571	31	18,994,124	26
43	REPURCHASE FUND OF SHARES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCKHOLDERS'EQUITY	-14,974,256	-16	-9,707,326	-13
45	NET INCOME FOR THE YEAR	5,246,243	5	3,300,650	4

0 0

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: 2005

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**29,494,506**	**100**	**9,213,373**	**100**
46	CASH	1,935,864	7	1,088,956	12
47	SHORT-TERM INVESTMENTS	27,558,642	93	8,124,417	88
18	**DEFERRED ASSETS (NET)**	**24,695,158**	**100**	**7,828,320**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	4,053,363	16	803,191	10
49	GOODWILL	14,716,858	60	7,025,129	90
50	DEFERRED TAXES	5924937	24	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIBILITIES**	**52,805,090**	**100**	**41,853,529**	**100**
52	FOREING CURRENCY LIABILITIES	18,120,314	34	12,416,515	30
53	MEXICAN PESOS LIABILITIES	34,684,776	66	29,437,014	70
24	**STOCK MARKET LOANS**	**13,007,432**	**100**	**6,177,838**	**100**
54	COMERCIAL PAPER	13,007,432	100	6,177,838	100
55	CURRENT MATURITIES OF MÉDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**29,958,550**	**100**	**18,091,231**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	39	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	29,958,550	100	18,091,192	100
27	**LONG-TERM LIABILITIES**	**99,657,688**	**100**	**69,513,408**	**100**
59	FOREING CURRENCY LIABILITIES	84,938,158	85	57,551,809	83
60	MEXICAN PESOS LIABILITIES	14,719,530	15	11,961,599	17
29	**STOCK MARKET LOANS**	**44,037,230**	**100**	**40,369,617**	**100**
61	BONDS	42,767,700	97	37,917,861	94
62	MÉDIUM TERM NOTES	1,269,530	3	2,451,756	6
30	**OTHER LOANS**	**0**	**0**	**0**	**0**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**14,159,867**	**100**	**19,993,807**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	14,159,867	100	19,993,807	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**1,871,594**	**100**	**0**	**100**
68	RESERVES	1,871,594	100	0	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**-14,974,256**	**100**	**-9,707,326**	**100**
70	ACCUMULATED INCOME DUE TO MENETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	-14,974,256	100	-9,707,326	100

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: 2005

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	10,841,895	-275,974
73	PENSIONS FUND AND SENIORITY PREMIUS	1,871,594	0
74	EXECUTIVES (*)	123	124
75	EMPLOYERS (*)	26,818	11,233
76	WORKERS (*)	51,054	49,989
77	CIRCULATION SHARES (*)	3,538,151,870	3,582,634,400
78	REPURCHASED SHARES (*)	396,925,173	352,442,643

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 2 YEAR: 2005
CARSO GLOBAL TELECOM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JUANARY THE 1st TO JUNE 31 OF 2005 AND 2004
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**79,253,718**	**100**	**61,714,021**	**100**
2	COST OF SALES	43,095,432	54	32,203,521	52
3	**GROSS INCOME**	**36,158,286**	**46**	**29,510,500**	**48**
4	OPERATING	13,396,097	17	9,244,600	15
5	**OPERATING INCOME**	**22,762,189**	**29**	**20,265,900**	**33**
6	TOTAL FINANCING COST	2,310,783	3	1,964,264	3
7	**INCOME AFTER FINANCING COST**	**20,451,406**	**26**	**18,301,636**	**30**
8	OTHER FINANCIAL OPERATIONS	78,162	0	439,091	1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**20,373,244**	**26**	**17,862,545**	**29**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	7,248,034	9	7,957,297	13
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**13,125,210**	**17**	**9,905,248**	**16**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	-28,210	0	-37,992	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**13,097,000**	**17**	**9,867,256**	**16**
14	INCOME OF DISCONTINUOS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**13,097,000**	**17**	**9,867,256**	**16**
16	EXTRAORDINARY ITEMS EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**13,097,000**	**17**	**9,867,256**	**16**
19	NET INCOME OF MINORITY INTEREST	7,850,757	10	6,566,606	11
20	**NET INCOME OF MAJORITY INTEREST**	**5,246,243**	**7**	**3,300,650**	**5**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: 2005

CONSOLIDATED EARNING STATEMENT.
BREAKDOWN OF MAIN CONCEPS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**79,253,718**	**100**	**61,714,021**	**100**
21	DOMESTIC	58,397,255	76	59,902,993	97
22	FOREIGN	20,856,463	26	1,811,028	3
23	TRANSLATED INTO DOLLARS (***)	1,923,531	2	152,114	0
6	**TOTAL FINANCING COST**	**2,310,783**	**100**	**1,964,264**	**100**
24	INTEREST PAID	4,253,285	184	3,726,233	190
25	EXCHANGE LOSSES	1,451,333	63	1,246,782	63
26	INTEREST EARNED	2,196,223	95	1,657,908	84
27	EXCHANGE PROFITS	307,144	13	351,532	18
28	GAIN DUE TO MONETARY POSITION	-890,468	-39	-999,311	-51
8	**OTHER FINANCIAL OPERATIONS**	**78,162**	**100**	**439,091**	**100**
29	OTHER NET EXPENSES (INCOME) NET	-119,512	-153	494,579	113
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	197,674	253	-55,488	-3
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**7,248,034**	**100**	**7,957,297**	**100**
32	INCOME TAX	7,553,244	104	6,962,526	87
33	DEFERED INCOME TAX	-2,037,296	-28	-502,462	-6
34	WORKERS' PROFIT SHARING	1,732,086	24	1,497,233	19
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: 2005

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	79,253,719	61,714,202
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	167,403,754	124,964,032
39	OPERATION INCOME (**)	49,805,432	42,058,082
40	NET INCOME OF MAYORITY INTEREST(**)	11,201,193	6,455,126
41	NET CONSOLIDATED INCOME (**)	31,039,853	20,687,795

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: 2005

CONSOLIDATED EARNING STATEMENT
FROM APRIL THE 1st TO DECEMBER 31 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**NET SALES**	**39,907,417**	**100**	**31,397,277**	**100**
2	COST OF SALES	21,978,995	55	16,601,817	53
3	**GROSS INCOME**	**17,928,422**	**45**	**14,795,460**	**47**
4	OPERATING	6,918,520	17	4,666,244	15
5	**OPERATING INCOME**	**11,009,902**	**28**	**10,129,216**	**32**
6	TOTAL FINANCING COST	1,000,420	3	1,835,251	6
7	**INCOME AFTER FINANCING COST**	**10,009,482**	**25**	**8,293,965**	**26**
8	OTHER FINANCIAL OPERATIONS	35,608	0	924,308	3
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT**	**9,973,874**	**25**	**7,369,657**	**23**
10	RESERVE FOR TAXES AND WORKERS' PROFIT	3,017,464	8	3,645,229	12
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT**	**6,956,410**	**17**	**3,724,428**	**12**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-	-17,372	0	-12,302	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**6,939,038**	**17**	**3,712,126**	**12**
14	INCOME OF DISCONTINUOS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE**	**6,939,038**	**17**	**3,712,126**	**12**
16	EXTRAORDINARY ITEMS EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**6,939,038**	**17**	**3,712,126**	**12**
19	NET INCOME OF MINORITY INTEREST	3,928,433	10	2,859,654	9
20	**NET INCOME OF MAJORITY INTEREST**	**3,010,605**	**8**	**852,472**	**3**

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: 2005

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**NET SALES**	**39,907,417**	**100**	**31,397,277**	**100**
21	DOMESTIC	29,010,047	73	30,106,906	96
22	FOREIGN	10,897,370	27	1,290,371	4
23	TRANSLATED INTO DOLLARS (***)	1,048,680	3	107,163	0
6	**TOTAL FINANCING COST**	**1,000,420**	**100**	**1,835,251**	**100**
24	INTEREST PAID	1,849,993	185	1,844,656	101
25	EXCHANGE LOSSES	353,637	35	1,092,997	60
26	INTEREST EARNED	1,029,836	103	1,277,126	70
27	EXCHANGE PROFITS	-24,007	-2	-232,614	-13
28	GAIN DUE TO MONETARY POSITION	-197,381	-20	-57,890	-3
8	**OTHER FINANCIAL OPERATIONS**	**35,608**	**100**	**924,308**	**100**
29	OTHER NET EXPENSES (INCOME) NET	-162,066	-455	978,793	106
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	197,674	555	-54,485	-6
10	**RESERVE FOR TAXES AND WORKERS' PROFIT**	**3,017,464**	**100**	**3,645,229**	**100**
32	INCOME TAX	3,351,068	111	3,087,593	85
33	DEFERED INCOME TAX	-1,019,895	-34	-188,665	-5
34	WORKERS' PROFIT SHARING	686,291	23	746,301	20
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

STOCK EXCHANGE CODE: TELECOM QUARTER: 2 YEAR: 2005

CARSO GLOBAL TELECOM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

FROM MARCH THE 1st TO DECEMBER 31 OF 2004 AND 2003

(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL Amount	QUARTER OF PREVIOUS Amount
1	**CONSOLIDATED NET INCOME**	13,097,000	9,867,256
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	4,854,943	6,478,003
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	17,951,943	16,345,259
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	-8,360,802	-5,832,291
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	9,591,141	10,512,968
6	CASH FLOW FROM EXTERNAL FINANCING	-666,759	-423,138
7	CASH FLOW FROM INTERNAL FINANCING	-2,459,018	-3,448,093
8	**CASH FLOW GENERATED (USED) BY FINANCING**	-3,125,777	-3,871,231
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	-6,848,156	-18,374,077
10	NET INCREASE (DECREASE) IN CASH AND SHORT -TERM INVESTMENTS	-382,792	-11,732,340
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	29,877,298	20,945,713
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	29,494,506	9,213,373

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **TELECOM** QUARTER: 2 YEAR: **2005**
CARSO GLOBAL TELECOM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL Amount	QUARTER OF PREVIOUS Amount
2	**+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIERE USING CASH**	**4,854,943**	**6,478,003**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	12,924,967	10,926,015
14	+(-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+(-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+(-) OTHER ITEMS	-8,070,024	-4,448,012
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**-8,360,802**	**-5,832,291**
18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	225,150	-1,215,248
19	+(-) DECREASE (INCREASE) IN INVENTORIES	-52,376	-104,726
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	-6,120,450	-7,862,397
21	+(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	0	0
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	-2,413,126	3,350,080
6	**CASH FLOW FROM EXTERNAL FINANCING**	**-666,759**	**-423,138**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	3,085,136	-2,735,618
24	LONG -TERM BANK AND STOCK MARKET FINANCING	-3,751,895	3,578,452
25	+ DIVIDEND RECEIVED	0	-1265972
26	OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**-2,459,018**	**-3,448,093**
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCKS	-228	-17,343
31	(-) DIVIDENS PAID	-2,438	-2,573,868
32	+ PREMIUM ON SALE OF SHARES	-20,541	-856,882
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**-6,848,156**	**-18,374,077**
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	-3,480,443	-4,939,952
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	-8,907,548	-5,340,937
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	-596507
37	+ SALE OF OTHER PERMANET INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	5,539,835	-7,496,681

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: 2005

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	16.53	%	15.09	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	41.93	%	33.8	%
3	NET INCOME TO TOTAL ASSETS (**)	11.74	%	10.07	%
4	CASH DIVIDENS TO PREVIOUS YEAR NET INCOME	0.00	%	0	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	6.8	%	10.13	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.63	times	0.61	times
7	NET SALES TO FEXID ASSETS (**)	1.13	times	0.98	times
8	INVENTORIES ROTATION (**)	5.1	times	5.00	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	45	days	48	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	9.76	%	9	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	63.75	%	63.95	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.76	times	1.77	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	61.16	%	53.26	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	67.08	%	54.3	%
15	OPERATING INCOME TO INTEREST PAID	5.35	times	5.44	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.99	times	0.95	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.21	times	0.99	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.19	times	0.97	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.38	times	0.32	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	55.86	%	22.01	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	22.65	%	26.49	%
22	CASH FLOW CHANGES IN WORKING CAPITAL TO NET SALES	-10.55	%	9.45	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	2.25	times	2.82	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	21.33	%	10.93	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	78.67	%	89.07	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	130.07	%	29.07	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: 2005

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	1.48	$	1.70
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00	$	0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00	$	0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE (**)	$	1.48	$	1.70
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00	$	0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00	$	0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00	$	0.00
8	CARRYING VALUE PER SHARE	$	7.55	$	5.33
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.00	$	0.00
10	DIVIDEND IN SHARES PER SHARE		0.00 shares		0.00 shares
11	MARKET PRICE TO CARRYING VALUE		2.62 times		3.30 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		13.41 times		9.92 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00 times		0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: 2005

RELATIONS OF SHARES INVESTMENTS
ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos) ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 TELMEX	COMMINICATIONS	9,782,500,000	42.62	34,412,704	42,296,024
2 MULTIMEDIA CORPORATIVO, S.A. DE C.V	SOCIETIES ADMINISTRATIO	600,000	100	593	581
3 GLOBAL TELECOM LLC	SOCIETIES ADMINISTRATIO	1	100	1,875,922	1,999,150
4 EMPRESAS Y CONTROLES	SOCIETIES ADMINISTRATIO	230,336,849	100	2,300,796	1,999,753
TOTAL INVESTMENT IN SUBSIDIARIES		0		**38,590,015**	**46,295,508**
ASSOCIATEDS					
1 NET SERVICIOS DE CUMUNICAO, S.A.	COMMINICATIONS	1,430,297,508	37.11	974,989	486,109
2 CENTRO HISTORICO DE LA CIUDAD DE MEXICO	SOCIETIES ADMINISTRATIO	80,020,000	21.77	80,020	109,387
3 GRUPO TELVISTA, S.A. DE C.V.	COMMINICATIONS	450	45	510,138	336,450
4 TM & MS,LLC	INTERNET	1	50	29,621	25,818
5 OTHERS ASOCS. (4) (No. DE ASOC.)		1	0	0	58,831
TOTAL INVESTMENT IN ASSOCIATEDS				**1,594,768**	**1,016,595**
OTHER PERMANENT INVESTMENTS					**224,768**
TOTAL					**47,536,871**

NOTES

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institucion	Amortization Date	Rate of Interest	Denominated in Pesos: Until 1 Year	Denominated in Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
AB SVENKS EXPORTKREDIT (1)	14/12/2005	4.40	0	0							3,214					
BANAMEX AG. NY (1)	24/12/2006	4.21	0	0							1,949	1,949	1,949			
BANCA SERFIN AG. NY (1)	24/12/2006	4.52	0	0							1,018	1,019	1,019			
BBV ARGENTARIA S.A. (1)	22/12/2007	4.46	0	0							87,210	87,210	174,419	87,210		
HSBC, S.A	24/12/2006	4.52	0	0							2,478	2,478	2,478			
BANCO SANTANDER CH NY (1)	22/12/2009	3.91	0	0							15,319	15,319	30,638	18,817	3,989	1,475
BANK OF AMERICA (1)	14/04/2006	4.52	0	0							55,709	20,029				
BANK OF AMERICA (1)	24/12/2006	4.16	0	0							12,236	12,236	12,236			
BARCLAYS BANK, BRUSS (1)	31/12/2005	4.47	0	0							46,957					
CITIBANK, N.A. (1)	24/12/2006	4.24	0	0							38,473	38,473	38,473			
CITIBANK, N.A. (1)	15/07/2007	4.16	0	0										16,535,270		
CITIBANK, N.A. (1)	15/07/2009	4.24	0	0										2,439,630	4,879,260	2,439,631
DEXIA BANK (1)	31/12/2014	4.71	0	0							134,154	134,154	268,308	230,381	192,415	340,395
EXPORT DEVELOPMENT (1)	22/04/2008	4.26	0	0							181,279	155,960	169,272	33,902	14,391	
GOLDMAN SACHS INT. (1)	24/12/2006	4.52	0	0							520	520	520			
JAPAN BANK FOR INT. COOP (1)	10/10/2011	4.59	0	0							464,701	464,701	929,401	929,401	929,402	2,323,374
NATEXIS BANQUE (2)	31/03/2022	2.00	0	0							9,700	9,700	19,399	19,399	19,399	176,418
SOCIETE GENERALE PARIS (1)	24/12/2006	4.52	0	0							2,144	2,144	2,144			
SOCIETE GENERALE PARIS (1)	24/12/2006	4.52	0	0							2,026	2,026	2,027			
SOCIETE GENERALE PARIS (1)	14/05/2007	4.46	0	0							6,051	783	88			
BBVA BANCOMER (1)	10/10/2006	6.65	0	0	61,590	62,513	63,449									
BBVA BANCOMER (1)	01/01/2005	4.30	0	0	121,342											
BBVA BANCOMER (1)	27/08/2005	4.30	800,000	0												
HSBC MEXICO, S.A.	01/01/2006	7.18	0	0	6,379	6,379	6,376									
BBVA BANCOMER (4)	21/05/2007	10.10	0	500,000												
BANAMEX, S. A. (1)	26/06/2006	4.59	0	0	146,650	149,461										
TESORERIA DE LA FEDER (1)	24/12/2006	4.28	0	0	12,482	12,481	12,482									
VARIAS INSTITUCIONES (1)	30/06/2013	2.75	0	0							1,024,420	127,307	372,741	175,491	97,029	388,118
VARIAS INSTITUCIONES (2)	05/08/2027	6.65	0	0							281,621	282,680	713,623	2,155,667	141,145	270,716
CHASE MANHATAN	23/02/2007	3.91	0	0									5,529,828			
CHASE MANHATAN	13/08/2010	3.42	0	0												2,158,560
WACHOVIA	03/02/2006	3.37	0	0								1,084,280				
WACHOVIA	29/09/2009	3.22	0	0												1,084,281
DRESNER	04/02/2008	3.60	0	0										1,084,280		
DRESNER	31/03/2008	3.73	0	0										1,084,280		
DRESNER	18/04/2009	3.34	0	0											1,084,280	
SANTANDER	15/04/2015	3.76	0	0												1,084,280
SANTANDER	27/02/2009	3.67	0	0											1,084,280	
SANTANDER	10/04/2008	6.38	0	0											1,084,280	
SANTANDER	18/03/2009	6.38	0	0											1,084,280	
SANTANDER	13/05/2010	6.38	0	0												1,084,280
TOTAL BANKS			800,000	500,000	348,443	230,834	82,309	0	0	0	2,371,179	2,442,848	6,268,763	24,793,708	10,614,150	11,361,528
STOCK EXCHANGE																
PRIVATE PLACEMENTS																
UNSECURED DEBT																
SENIOR NOTES DUE 2008 (2)	26/01/2006	8.25	0	0								12,726,910				
SENIOR NOTES DUE 2008 (2)	19/11/2008	4.50	0	-											10,842,800	
SENIOR NOTES DUE 2008 (2)	27/01/2015	5.50	0	-												8,674,240
SENIOR NOTES DUE 2008 (2)	27/01/2015	4.75	0	-												10,300,660
C.B. TELMEX 01-2 (5)	09/02/2007	8.35	0	1,650,000												
C.B. TELMEX 01-2 (6)	31/05/2012	11.05	0	1,700,000												
C.B. TELMEX 01-2 (5)	26/10/2007	8.45	0	3,250,000												
PAPAEL COMERCIA BURSATIL	11/07/2005	9.86	280,522	-												
PAGARE A MEDIANO PLAZO	20/07/2007	7.50	0	1,269,530												
CERTIFICADOS BURSATILES	23/08/2007	10.68	0	1,000,000												
CERTIFICADOS BURSATILES	28/11/2006	10.98	0	1,350,000												
CERTIFICADOS BURSATILES	04/09/2010	10.83	0	1,000,000												
CERTIFICADOS BURSATILES	04/09/2008	10.84	0	750,000												
CERTIFICADOS BURSATILES	23/10/2008	10.97	0	2,250,000												
TOTAL STOCK EXCHANGE			280,522	14,219,530	0	0	0	0	0	0	0	12,726,910	0	0	10,842,800	18,974,900
OTHRES			29,958,550													
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
			31,039,072	14,719,530	348,443	230,834	82,309	0	0	0	2,371,179	15,169,858	6,268,763	24,793,708	21,456,950	30,336,428

OTHER CURRENT LIABILITIES
AND OTHER CREDITS

USED TYPES OF CHANGE T.C. 11.416

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: 2005

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)
ANNEX 6

CONSOLITED
Final Printing

TRADE BALANCE	DOLARES (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
FOREING MONETARY POSITION					
TOTAL ASSETS	3,741,334	40,566,535	1,194,051	12,170,820	52,737,355
LIABILITIES POSITION	9,552,945	19,468,638	1,218,898	12,440,227	116,020,900
SHOUT TERM	1,795,536	19,468,638	1,139,707	12,357,615	31,826,253
LONG TERM	7,757,409	0	0	0	0
	0	84,112,035	79191	82612	84194647
NET BALANCE	-5,811,611	21,097,897	-24,847	-269,407	-63,283,545

NOTES

USED TYPES OF CHANGE T.C. 11.416

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **TELECOM** QUARTER: 2 YEAR: **2005**

CARSO GLOBAL TELECOM, S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7 **CONSOLITED**
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	76,840,150	180,120,456	103,280,306	0.15	154,920
FEBRUARY	76,180,190	181,791,780	105,611,590	0.11	116,173
MARCH	77,953,706	184,832,434	106,878,728	0.46	491,642
APRIL	76,059,214	184,990,245	108,931,031	0.32	348,579
MAY	76,009,214	179,438,646	103,429,432	-0.05	-51,715
JUNE	76,150,150	180,140,150	103,990,000	-0.17	-176,783
JULY	0	0	0	0	7,652
AUGUST	0	0	0	-	0
SEPTEMBER	0	0	0	-	0
ACTUALIZATION:	0	0	0	0.00	0
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					890,468

NOTES

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLITED

Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

NO APPLY

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLITED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
NO APPLY			

NOTES

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO APPLY					

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: 2005

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

(Thousands of Pesos)

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION VOLUME	TOTAL PRODUCTION AMOUNT	NETS SELLS VOLUME	NETS SELLS AMOUNT	MARKET SHARE (%)	MAIN TRADEMARKS	MAIN COSTUMERS
REVENUES LOCAL				27,257,298			
DOMESTIC LONG DISTANCE				11,646,957			
INTERCONNECTION				8,676,006			
CORPORATE NETWORKS				4,949,305			
INTERNET				3,786,544			
OTHERS				2,081,145			
TOTAL				58,397,255			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: 2005

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

(Thousands of Pesos)

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION VOLUME	TOTAL PRODUCTION AMOUNT	NETS SELLS VOLUME	NETS SELLS AMOUNT	DESTINATION	MAIN TRADEMARKS	MAIN COSTUMERS
SERVICE LOCAL				1,660,284			
REVENUES LOCAL				1,242,296			
DOMESTIC LONG DISTANCE				10,719,463			
INTERCONNECTION				1,425,626			
CORPORATE NETWORKS				4,162,605			
SERVICE				1,353,191			
OTHRES				292,998			
TOTAL				**20,856,463**			

NOTES

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A-1		4	3,538,151,870			3,538,151,870	1,190,505	
TOTAL			3,538,151,870			3,538,151,870	1,190,505	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
3,538,151,870

SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's:
GDRS's:
ADS's:
GDS's:

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	AT REPURCHASE	AT QUARTER
A-1	396,925,173	17.70000	19.85000

INFORMATION DE PROJECTS
(Project, amount exercise and percentage of Advance)

ANNEX 13

Thousands of Pesos

	2Q 2005 OCT-DEC	% OF ADVANCE	TOTAL	BUDGET 2005	% OF ADVANCE
DATAS	864,954	24.10	1,226,262	3,582,440	34.20
REVENUES LOCAL	539,999	22.90	681,209	2,353,009	29.00
NETWOKS	1,229,508	30.00	2,279,736	4,100,839	55.60
EQUIPAMENT NETWORKS	320,372	8.80	444,094	3,637,066	12.20
SISTEMS	50,269	6.60	73,666	757,258	97.00
OTHERS	774,458	19.00	1,009,039	4,072,902	24.80
INVESTMENT TELMEX MEX.	3,779,560	20.40	5,714,006	18,503,511	30.90
LATINAMERICA	2,005,349	28.60	3,193,542	7,015,002	45.50
TOTAL INVESTMENT	**5,784,909**	**22.70**	**8,907,548**	**25,518,511**	**34.90**

2. Significant Accounting Policies

The most important accounting policies and practices followed in the preparation of these financial statements are described below:

a) Consolidation

The consolidated financial statements include the accounts of América Telecom and those of the subsidiaries mentioned in Note 1. All of the companies operate in the telecommunications sector or provide services to companies operating in such sector. Minority interest relates to the interest of América Móvil and its foreign subsidiaries.

All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

b) Revenue recognition

The Company's revenues are earned principally on the following activities: sale of airtime (including interconnection), monthly rent, long distance charges, other services (including roaming, value added service and other service charges), as well as the proceeds from the sale of cellular phones and accessories.

Revenues are generally recognized at the time services are provided. Those services are either under prepaid (calling cards) or under contract (post-paid) plans. In both cases, airtime revenues are recognized as a customer uses the airtime or when the card expires in the case of prepayments for unused airtime.

Revenues from interconnections, which consist of calls of other carriers that enter the Company's own cellular network (incoming interconnections), are recognized at the time the service is provided. Such services are billed based on rates previously agreed with the other carriers, which are regulated by the respective authorities.

Except for Mexico and Colombia, monthly rent under non-prepaid plans is billed based on the rates approved by the regulatory authorities in the respective countries. For Mexico and Colombia, basic monthly rent is billed one month in advance and recognized as revenues in the month the service is provided.

Long distance charges refer to airtime used in receiving from or making calls to regions or coverage areas outside of the area where the customer is activated. The related revenues are recognized at the time the service is provided.

Roaming charges represent airtime charged to customers for making calls outside their coverage areas or abroad. The related revenues are recognized at the time the service is provided based on the rates agreed upon with other domestic and international carriers.

Value added services and other services, which include voice services and data transmission services (such as two-way written messages, call information, emergency services, among others), are recognized as income at the time they are provided.

Sales of handsets and accessories, which are made mostly to authorized distributors, are recorded as revenues at the time the telephone is billed to the distributor or customer.

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **2** YEAR: **2005**
CARSO GLOBAL TELECOM, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 30 OF JUNE OF 2005** AND **2004** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

LIC. JAIME CHICO PARDO
GENERAL DIRECTOR

C.P. ARMANDO IBAÑEZ VAZQUEZ
ADMINTRATION DIRECTOR

MEXICO, D.F., AT JULY 18 OF 2005.

EXHIBIT Y

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2005

CONSOLIDATED FINANCIAL STATEMENT
AT SEPTEMBER 30 OF 2005 AND 2004
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	265,338,029	100	266,299,687	100
2	**CURRENT ASSETS**	62,680,515	25	67,079,488	25
3	CASH AND SHORT-TERM INVESTMENTS	27,618,491	10	22,142,142	8
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	24,858,456	9	26,903,886	10
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	7,564,976	3	7,227,499	3
6	INVENTORIES	900,036	0	1,159,289	0
7	OTHER CURRENT ASSETS	1,738,556	1	9,646,672	4
8	**LONG TERM**	1,135,551	0	1,403,357	1
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	899,951	0	806,959	0
11	OTHER INVESTMENTS	235,600	0	596,398	0
12	**PROPERTY, PLANT AND EQUIPMENT**	150,586,108	57	152,074,571	57
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	426,123,671	161	418,206,547	157
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	283,788,450	107	271,509,621	102
17	CONSTRUCTION IN PROGRESS	8,250,887	3	5,377,645	1
18	**DEFERRED ASSETS (NET)**	25,449,013	10	17,912,255	7
19	**OTHER ASSETS**	25,486,842	10	27,830,016	10
				0	
20	**TOTAL LIABILITIES**	167,623,189	100	183,894,377	100
				0	
21	**CURRENT LIABILITIES**	51,457,983	31	59,342,897	32
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	4,658,493	3	10,913,387	6
24	STOCK MARKET LOANS	14,437,777	9	4,589,597	2
25	TAXES TO BE PAID	2,784,901	2	6,037,907	3
26	OTHER CURRENT LIABILITIES	29,576,812	18	37,802,006	21
27	**LONG-TERM LIABILITIES**	101,035,505	60	103,235,481	56
28	BANK LOANS	56,971,871	34	61,357,082	33
29	STOCK MARKET LOANS	44,063,634	26	41,878,399	23
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	13,140,261	8	19,708,617	11
32	**OTHER LIABILITIES**	1,989,440	1	1,607,382	4
		0			
33	**CONSOLIDATED STOCK HOLDERS'EQUITY**	97,714,840	100	82,405,310	100
34	**MINORITY INTEREST**	70,056,838	72	62,730,347	76
35	**MAJORITY INTEREST**	27,658,002	28	19,674,963	24
36	**CONTRIBUTED CAPITAL**	6,550,509	7	6,565,180	8
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,184,196	1	1,198,590	1
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	4,799,006	5	4,799,278	6
39	PREMIUM ON SALES OF SHARES	567,307	1	567,312	1
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	21,107,493	22	13,109,783	16
42	RETAINED EARNINGS AND CAPITAL RESERVE	30,218,077	31	22,949,783	28
43	REPURCHASE FUND OF SHARES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCKHOLDERS'EQUITY	-16,584,661	-17	-15,001,533	-18
				0	
45	NET INCOME FOR THE YEAR	7,474,077	8	5,161,533	6

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2005

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**27,618,491**	**100**	**22,142,142**	**100**
46	CASH	1,514,050	7	1,554,807	7
47	SHORT-TERM INVESTMENTS	26,104,441	95	20,587,335	93
18	**DEFERRED ASSETS (NET)**	**25,449,013**	**100**	**13,264,423**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	4,467,326	18	1,583,040	9
49	GOODWILL	15,127,990	59	11,681,383	65
50	DEFERRED TAXES	5,853,697	23	4,647,832	26
51	OTHERS	0	0	0	0
21	**CURRENT LIBILITIES**	**51,457,983**	**100**	**59,342,897**	**100**
52	FOREING CURRENCY LIABILITIES	17,271,915	34	9,954,729	40
53	MEXICAN PESOS LIABILITIES	34,186,068	66	49,388,168	60
24	**STOCK MARKET LOANS**	**14,437,777**	**100**	**4,589,597**	**100**
54	COMERCIAL PAPER	1,824,355	13	3,709,762	81
55	CURRENT MATURITIES OF MÉDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	12,613,422	87	879,835	19
26	**OTHER CURRENT LIABILITIES**	**29,576,812**	**100**	**37,802,006**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	183,060	3
58	OTHER CURRENT LIABILITIES WITHOUT COST	29,576,812	100	37,618,946	97
27	**LONG-TERM LIABILITIES**	**101,035,505**	**100**	**103,235,481**	**100**
59	FOREING CURRENCY LIABILITIES	85,507,996	85	90,367,312	82
60	MEXICAN PESOS LIABILITIES	15,527,509	15	12,868,169	18
29	**STOCK MARKET LOANS**	**44,063,634**	**100**	**41,878,399**	**100**
61	BONDS	44,063,634	100	41,878,399	100
62	MÉDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**0**	**0**	**0**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**13,140,261**	**100**	**19,708,617**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	13,140,261	100	19,708,617	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**1,989,440**	**100**	**1,607,382**	**100**
68	RESERVES	1,989,440	100	1,607,382	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**-16,584,661**	**100**	**-15,001,533**	**100**
70	ACCUMULATED INCOME DUE TO MENETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	-16,584,661	100	-15,001,533	100

STOCK EXCHANGE CODE: **TELECOM** QUARTER: 3 YEAR: 2005
CARSO GLOBAL TELECOM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	11,222,532	7,736,591
73	PENSIONS FUND AND SENIORITY PREMIUS	1,989,440	1,607,382
74	EXECUTIVES (*)	127	124
75	EMPLOYERS (*)	27,590	22,858
76	WORKERS (*)	51,301	52,407
77	CIRCULATION SHARES (*)	3,519,402,170	3,562,179,600
78	REPURCHASED SHARES (*)	415,674,873	372,897,443

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2005

CONSOLIDATED EARNING STATEMENT

FROM JANUARY THE 1st TO SEPTEMBER 31 OF 2005 AND 2004

(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**121,705,607**	**100**	**100,720,764**	**100**
2	COST OF SALES	65,588,370	54	53,320,078	53
3	**GROSS INCOME**	**56,117,237**	**46**	**47,400,686**	**47**
4	OPERATING	20,270,267	17	15,445,874	15
5	**OPERATING INCOME**	**35,846,970**	**29**	**31,954,812**	**32**
6	TOTAL FINANCING COST	5,397,267	4	1,463,959	1
7	**INCOME AFTER FINANCING COST**	**30,449,703**	**25**	**30,490,853**	**30**
8	OTHER FINANCIAL OPERATIONS	98,055	0	1,892,769	1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**30,351,648**	**25**	**28,598,084**	**28**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	10,665,459	9	12,501,776	12
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**19,686,189**	**16**	**16,096,308**	**16**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	-49,263	0	-68,781	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**19,636,926**	**16**	**16,027,527**	**16**
14	INCOME OF DISCONTINUOS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**19,636,926**	**16**	**16,027,527**	**16**
16	EXTRAORDINARY ITEMS EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**19,636,926**	**16**	**16,027,527**	**16**
19	NET INCOME OF MINORITY INTEREST	12,162,849	10	10,865,994	11
20	**NET INCOME OF MAJORITY INTEREST**	**7,474,077**	**6**	**5,161,533**	**5**

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2005

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL Amount	%
1	**NET SALES**	**121,705,607**	**100**	**100,720,764**	**100**
21	DOMESTIC	89,239,337	73	91,533,269	91
22	FOREIGN	32,466,270	27	9,187,495	9
23	TRANSLATED INTO DOLLARS (***)	2,992,421	1	776,968	1
6	**TOTAL FINANCING COST**	**5,397,267**	**100**	**1,463,959**	**100**
24	INTEREST PAID	7,889,152	146	5,795,602	396
25	EXCHANGE LOSSES	2,294,524	43	747,526	51
26	INTEREST EARNED	3,252,905	60	2,879,030	197
27	EXCHANGE PROFITS	0	0	0	0
28	GAIN DUE TO MONETARY POSITION	-1,533,504	-28	-2,200,139	-150
8	**OTHER FINANCIAL OPERATIONS**	**98,055**	**100**	**1,892,769**	**100**
29	OTHER NET EXPENSES (INCOME) NET	-120,603	-123	1,520,768	80
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	218,658	223	372,001	20
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**10,665,459**	**100**	**12,501,776**	**100**
32	INCOME TAX	11,552,313	108	11,081,984	89
33	DEFERED INCOME TAX	-3,137,156	-29	-634,169	-5
34	WORKERS' PROFIT SHARING	2,250,302	21	2,053,961	16
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE: TELECOM QUARTER: 3 YEAR: 2005

CARSO GLOBAL TELECOM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

OTHER CONCEPTS

(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	121,705,608	99,667,121
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	163,227,838	131,966,801
39	OPERATION INCOME (**)	48,462,866	43,274,945
40	NET INCOME OF MAYORITY INTEREST(**)	11,032,384	6,591,710
41	NET CONSOLIDATED INCOME (**)	29,812,752	21,481,738

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2005

CONSOLIDATED EARNING STATEMENT
FROM JULY THE 1st TO SEPTEMBER 30 OF 2005 AND 2004
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**NET SALES**	**41,730,680**	**100**	**37,385,015**	**100**
2	COST OF SALES	22,100,770	53	19,580,481	52
3	**GROSS INCOME**	**19,629,910**	**47**	**17,804,534**	**48**
4	OPERATING	6,752,261	16	6,302,173	17
5	**OPERATING INCOME**	**12,877,649**	**31**	**11,502,361**	**31**
6	TOTAL FINANCING COST	3,172,113	8	-661,142	-2
7	**INCOME AFTER FINANCING COST**	**9,705,536**	**23**	**12,163,503**	**33**
8	OTHER FINANCIAL OPERATIONS	-87,473	0	1,592,398	4
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT**	**9,793,009**	**23**	**10,571,105**	**28**
10	RESERVE FOR TAXES AND WORKERS' PROFIT	3,351,468	8	4,471,232	12
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT**	**6,441,541**	**15**	**6,099,873**	**16**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-	-20,796	0	-30,438	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**6,420,745**	**15**	**6,069,435**	**16**
14	INCOME OF DISCONTINUOS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE**	**6,420,745**	**15**	**6,069,435**	**16**
16	EXTRAORDINARY ITEMS EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**6,420,745**	**15**	**6,069,435**	**16**
19	NET INCOME OF MINORITY INTEREST	4,240,651	10	4,238,935	11
20	**NET INCOME OF MAJORITY INTEREST**	**2,180,094**	**5**	**1,830,500**	**5**

STOCK EXCHANGE CODE: TELECOM QUARTER: 3 YEAR: 2005
CARSO GLOBAL TELECOM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**NET SALES**	**41,730,680**	**100**	**37,385,015**	**100**
21	DOMESTIC	30,310,667	73	30,972,870	98
22	FOREIGN	11,420,013	27	6,412,145	2
23	TRANSLATED INTO DOLLARS (***)	1,068,890	3	596,180	0
6	**TOTAL FINANCING COST**	**3,172,113**	**100**	**-393,236**	**100**
24	INTEREST PAID	3,597,162	113	2,035,069	308
25	EXCHANGE LOSSES	1,246,580	39	-30,818	-5
26	INTEREST EARNED	1,036,696	33	1,205,860	182
27	EXCHANGE PROFITS	0	0	0	0
28	GAIN DUE TO MONETARY POSITION	-634,933	-20	-1,191,627	-180
8	**OTHER FINANCIAL OPERATIONS**	**-87,473**	**100**	**1,592,398**	**100**
29	OTHER NET EXPENSES (INCOME) NET	-3	0	1,021,636	64
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	-87,470	-100	570,762	36
10	**RESERVE FOR TAXES AND WORKERS' PROFIT**	**3,351,468**	**100**	**4,471,232**	**100**
32	INCOME TAX	3,930,337	117	4,055,367	91
33	DEFERED INCOME TAX	-1,081,323	-32	-127,080	-3
34	WORKERS' PROFIT SHARING	502,454	15	542,945	12
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2005

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2005 AND 2004
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**19,636,926**	**16,027,527**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	6,683,960	4,987,851
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**26,320,886**	**21,015,378**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	-12,865,346	-5,284,919
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**13,455,540**	**15,730,459**
6	CASH FLOW FROM EXTERNAL FINANCING	606,492	27,593,734
7	CASH FLOW FROM INTERNAL FINANCING	-3,988,613	-5,137,825
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**-3,382,121**	**22,455,909**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**-12,604,109**	**-37,184,827**
10	NET INCREASE (DECREASE) IN CASH AND SHORT -TERM INVESTMENTS	-2,530,690	1,001,541
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	30,149,181	21,140,601
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	27,618,491	22,142,142

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM | QUARTER: 3 YEAR: 2005

CARSO GLOBAL TELECOM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS Amount
2	**+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIERE USING CASH**	**6,683,960**	**4,987,851**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	18,846,808	17,203,417
14	+(-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+(-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+(-) OTHER ITEMS	-12,162,848	-12,215,566
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**-12,865,346**	**-5,284,919**
18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	-10,150,153	-8,919,545
19	+(-) DECREASE (INCREASE) IN INVENTORIES	-323,327	-39,075
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	-5,005,517	-13,470,265
21	+(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	0	0
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	2,613,651	17,143,966
6	**CASH FLOW FROM EXTERNAL FINANCING**	**606,492**	**27,593,734**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	2,980,570	-7,815,562
24	LONG -TERM BANK AND STOCK MARKET FINANCING	-2,374,078	36,687,048
25	+ DIVIDEND RECEIVED	0	0
26	OTHER FINANCING	0	-1,277,752
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**-3,988,613**	**-5,137,825**
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCKS	-4,908	-24,245
31	(-) DIVIDENS PAID	-3,706,677	-3,926,447
32	+ PREMIUM ON SALE OF SHARES	-277,028	-1,187,046
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**-12,604,109**	**-37,184,827**
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	-3,415,255	-11,541,962
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	-14,673,138	-10,163,521
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	-790884
37	+ SALE OF OTHER PERMANET INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	5,484,284	-14,688,460

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2005

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	16.13	%	15.91	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	39.89	%	33.5	%
3	NET INCOME TO TOTAL ASSETS (**)	11.24	%	8.07	%
4	CASH DIVIDENS TO PREVIOUS YEAR NET INCOME	0.00	%	0	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	7.81	%	13.73	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.62	times	0.5	times
7	NET SALES TO FEXID ASSETS (**)	1.08	times	0.87	times
8	INVENTORIES ROTATION (**)	6.1	times	5.10	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	48	days	63	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	9.24	%	9.27	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	63.17	%	69.06	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.72	times	2.23	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	61.32	%	54.55	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	67.09	%	67.88	%
15	OPERATING INCOME TO INTEREST PAID	4.54	times	5.51	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.97	times	0.72	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.22	times	1.13	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.20	times	1.11	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.37	times	0.36	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	53.67	%	37.31	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	21.63	%	20.86	%
22	CASH FLOW CHANGES IN WORKING CAPITAL TO NET SALES	-10.57	%	-5.25	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	1.71	times	2.71	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	-17.93	%	122.88	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	117.93	%	-22.88	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	116.42	%	27.33	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

STOCK EXCHANGE CODE: TELECOM

QUARTER: 3 YEAR: 2005

CARSO GLOBAL TELECOM, S.A. DE C.V.

DATA PER SHARE

CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 3.10	$ 1.76
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE (**)	$ 3.10	$ 1.76
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 7.86	$ 5.52
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	4.61 times	3.16 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	6.88 times	9.61 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2005

RELATIONS OF SHARES INVESTMENTS
ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 TELMEX	COMMINICATIONS	9,861,000,000	43.75	34,412,704	44,897,380
2 MULTIMEDIA CORPORATIVO, S.A. DE C.V.	SOCIETIES ADMINISTRATIO	600,000	100	593	593
4 EMPRESAS Y CONTROLES	SOCIETIES ADMINISTRATIO	230,336,849	100	2,300,796	1,581,413
TOTAL INVESTMENT IN SUBSIDIARIES		0		36,714,093	46,479,386
ASSOCIATEDS					
1 TM & MS LLC	INTERNET	1	50	29,621	29,167
2 NET SERVICIOS DE CUMUNICACAO, S.A	INTERNET SERVICIES	1430297508	37.11	974,989	381,358
	COMMINICATIONS				
4 GRUPO TELVISTA, S.A. DE C.V.	SOCIETIES ADMINISTRATIO	450	45	510,138	346,380
5 CENTRO HISTORICO DE LA CIUDAD DE MEXICO	SOCIETIES ADMINISTRATIO	80,020,000	50	80,020	106,739
6 OTHERS ASOCS. (4) (No. DE ASOC.)		0	0	0	36,307
TOTAL INVESTMENT IN ASSOCIATEDS				1,594,768	899,951
OTHER PERMANENT INVESTMENTS					235,600
TOTAL					47,614,937

NOTES

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institucion	Amortization Date	Rate of Interest	Denominated in Pesos		Amortization of Credits In Foreign Currency With National Entities Thousands Of $) — Time Interval						Amortization of Credits In Foreign Currency With Foreign Entities Thousands Of $) — Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
AB SVENKS EXPORTKREDIT (1)	14/12/2005	3.20	0	0							16,192	16,192	3,383			
ABN AMRO BANK (1)	30/04/2007	3.63	0	0							236,382	236,382	472,725	472,725		
BANAMEX AG. NY (1)	24/12/2006	3.01	0	0							2,032	3,077	4,102	1,026		
BANCA SERFIN AG. NY (1)	24/12/2006	3.01	0	0							1,066	1,608	2,144	536		
BBV ARGENTARIA S.A. (1)	22/12/2007	2.95	0	0							91,777	91,776	183,553	183,553	91,776	
BANCO INTERNACIONAL SAG (1)	24/12/2006	3.01	0	0							2,584	3,912	5,216	1,304		
BANCO SANTANDER CH NY (1)	22/12/2008	2.40	0	0							14,568	14,568	29,137	29,137	16,697	1,093
BANK OF AMERICA (1)	14/04/2006	2.45	0	0							74,337	64,646	79,705			
BANK OF AMERICA (1)	24/12/2006	3.01	0	0							12,757	19,315	25,753	6,436		
BARCLAYS BANK, BRUSS (1)	31/12/2004	3.45	0	0							45,963					
BARCLAYS BANK, BRUSS (1)	31/12/2005	3.20	0	0							49,416	49,416	49,416			
CITIBANK, N.A. (1)	24/12/2006	3.01	0	0							40,294	60,732	80,975	20,244		
CITIBANK, N.A. (1)	15/07/2007	2.65	0	0										17,401,165		
CITIBANK, N.A. (1)	15/07/2009	2.72	0	0											2,139,487	2,139,487
DEXIA BANK (1)	31/12/2014	3.20	0	0							140,724	141,179	282,358	282,358	242,425	560,711
EXPORT DEVELOPMENT (1)	22/04/2009	2.75	0	0							93,990	323,445	315,117	90,627	28,015	12,020
GOLDMAN SACHS INT. (1)	24/12/2006	3.01	0	0							542	821	1,095	274		
JAPAN BANK FOR INT. COOP (1)	10/10/2011	3.07	0	0								403,496	806,995	806,995	806,995	2,824,484
KREDITANSTALT FUR W. (1)	15/12/2006	3.50	0	0							66,562	66,562	133,124	66,562		
KREDITANSTALT FUR W. (1)	30/11/2004	2.70	0	0							1,262					
NATEXIS BANQUE (2)	31/03/2022	2.00	0	0							2,739	18,233	20,973	20,973	20,973	203,952
NORDEA BANK FINLAND (1)	04/12/2007	3.45	0	0							181,836	181,836	306,819	76,639	8,909	
NORDIC INVESTMENT BANK (1)	06/12/2006	3.30	0	0							57,053	57,053	114,106	57,053		
SOCIETE GENERALE PARIS (1)	24/12/2006	3.01	0	0							2,170	3,286	4,382	1,095		
SOCIETE GENERALE PARIS (1)	24/12/2006	3.01	0	0							2,235	3,384	4,512	1,128		
SOCIETE GENERALE PARIS (1)	14/05/2007	2.95	0	0							21,873	15,443	7,171	92		
THE BANK OF TOKYO-MIT (1)	28/12/2008	3.55	0	0							161,120	161,120	322,240	322,240	208,134	
BANAMEX, S. A. (1)	27/06/2005	3.20	0	0	55,344	111,532										
BBVA BANCOMER (1)	10/10/2006	3.10	0	0	31,576	96,147	131,576	33,510								
BBVA BANCOMER (1)	10/10/2006	3.20	0	0	60,262	186,889	64,375									
BBVA BANCOMER (3)	27/08/2005	8.02	800,000	0												
BANCO INTERNACIONAL (1)	24/12/2006	3.01	0	0	6,650	10,069	13,425	3,356								
BBVA BANCOMER (4)	21/05/2007	8.41	0	500,000												
BANAMEX, S. A. (1)	26/06/2006	3.08	0	0	74,646	228,229	234,819									
TESORERIA DE LA FEDER (1)	24/12/2006	3.01	0	0	13,033	19,704	26,271	6,568								
VARIAS INSTITUCIONES (1)	01/12/2005	12.26	0	0							280,607	4,391,283	2,570,831	538,843	257,371	358,594
VARIAS INSTITUCIONES (2)	10/06/2011	9.16	0	0							158,986	635,312	685,194	455,395	3,346,704	417,313
BANCO INBURSA	08/10/2004	8.60	126,150	0												
CHASE MANHATAN BANK	23/02/2007	6.50	0	0										5,619,406		
CHASE MANHATAN BANK	13/08/2010	6.25	0	0												2,282,120
CHASE MANHATAN BANK	13/02/2008	6.75	0	0									1,141,060			
DRESNER	04/02/2008	6.25	0	0											1,141,060	
DRESNER	31/03/2008	6.40	0	0											1,141,060	
DRESNER	18/04/2008	6.25	0	0												1,141,060
SANTANDER	14/04/2008	6.75	0	0											1,141,064	
SANTANDER	01/01/2009	6.25	0	0												1,141,060
SANTANDER	27/02/2009	6.25	0	0												1,141,060
SANTANDER	05/05/2009	6.45	0	0												1,141,061
DRESNER	04/02/2008	1.61	0	0												
49 TOTAL BANKS			926,150	500,000	241,511	652,550	470,466	43,434	0	0	1,759,047	6,964,059	7,651,886	26,656,008	10,590,670	13,364,015
STOCK EXCHANGE																
PRIVATE PLACEMENTS																
UNSECURED DEBT																
8 1/4 SENIOR NOTES (2)	28/01/2006	8.25	0	0									17,115,900			
4 1/2 SENIOR NOTES (2)	19/11/2008	4.50	0													11,410,600
CERT. BURSATIL TMX 02-2 (5)	10/02/2005	8.95	850,000													
CERT. BURSATIL TMX 02 (6)	09/02/2007	9.01	0	1,650,000												
C.B. TMX 01 02-3 Y 02-4 (2)	31/05/2012	11.05	0	1,700,000												
C.B. TELMEX 01-2 (6)	26/10/2007	9.11	0	3,250,000												
PAGARE A MEDIANO PLAZO	29/07/2007	7.50	0	1,231,813												
PAPEL COMERCIAL BURSATIL	08/10/2004	7.69	1,098,625													
PAPEL COMERCIAL BURSATIL	29/10/2004	7.69	2,485,139	0												
CERTIFICADOS BURSATIL	23/08/2007		0	1,000,000												
CERTIFICADOS BURSATIL	28/11/2008		0	1,350,000												
CERTIFICADOS BURSATIL	04/10/2008		0	1,000,000												
CERTIFICADOS BURSATIL	01/09/2008		0	750,000												
TOTAL STOCK EXCHANGE			4,433,964	11,931,813	0	0	0	0	0	0	0	0	17,115,900	0	0	11,410,600
OTHERS			38,520,150	0												
OTHER CURRENT LIABILITIES AND OTHER CREDITS			0	0												
			41,880,264	12,431,813	241,511	652,550	470,466	43,434	0	0	1,759,047	6,964,059	24,767,786	26,656,008	10,590,670	24,774,615

OTHER CURRENT LIABILITIES
AND OTHER CREDITS

USED TYPES OF CHAN[illegible]

DOLAR (U.S.)	4,610,325	10.4808
EURO (C.E.E.)	23,874	11.9722

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2005

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)
ANNEX 6

CONSOLITED
Final Printing

TRADE BALANCE	DOLARES (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
FOREING MONETARY POSITION					
TOTAL ASSETS	3,741,334	40,566,535	1,194,051	12170820	52,737,355
LIABILITIES POSITION	9,552,945	103,580,673	1,218,898	12,440,227	116,020,900
SHOUT TERM	1,795,536	19,468,638	1,139,707	12,357,615	31,826,253
LONG TERM	7,757,409	84,112,035	79,191	82,612	84,194,647
	0	0	0	0	0
NET BALANCE	-5,811,611	-63,014,138	-24,847	-269,407	-63,283,545

NOTES

USED TYPES OF CHANGE 10.4808

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **3** YEAR: **2005**

CARSO GLOBAL TELECOM, S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLITED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	66,614,851	172,558,514	105,943,663	0.15	158,915
FEBRUARY	77,036,149	181,791,777	104,755,628	0.11	115,231
MARCH	81,958,511	184,832,434	102,873,923	0.46	473,220
APRIL	80,050,819	184,197,210	104,146,391	0.32	333,268
MAY	77,984,632	180,507,398	102,522,766	-0.15	-153,784
JUNE	71,063,001	171,798,190	100,735,189	-0.1	-100,735
JULY	67,798,781	168,932,708	101,133,927	0.36	364,093
AUGUST	67,071,002	166,983,007	99,912,005	0.21	209,815
SEPTEMBER	67,205,670	167,742,250	100,536,580	0.39	392,104
ACTUALIZATION:	0	0	0	0.00	0
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP:	0	0	0	0.00	9,476
OTHER	0	0	0	0.00	-268,099
TOTAL					1,533,504

NOTES

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLITED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NO APPLY

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLITED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
NO APPLY			

NOTES

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO APPLY					

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **TELECOM** QUARTER: 3 YEAR: 2005

CARSO GLOBAL TELECOM, S.A. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

(Thousands of Pesos)

DOMESTIC SELLS

CONSOLIDATED

Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NETS SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
REVENUES LOCAL				41,398,667			
DOMESTIC LONG DISTANCE				17,853,616			
INTERCONNECTION				13,094,969			
CORPORATE NETWORKS				7,434,168			
INTERNET				5,902,093			
OTHERS				3,555,824			
TOTAL				89,239,337			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 3 YEAR: 2005

CARSO GLOBAL TELECOM, S.A. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

(Thousands of Pesos)

PAGE 2

FOREIGN SELLS

CONSOLIDATED

Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NETS SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SERVICE LOCAL				2,464,746			
REVENUES LOCAL				1,987,248			
DOMESTIC LONG DISTANCE				16,845,352			
INTERCONNECTION				2,076,091			
CORPORATE NETWORKS				6,484,131			
OTHERS				2,205,167			
				403,535			
TOTAL				32,466,270			

NOTES

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A-1		4	3,519,402,170			3,519,402,170	1,184,196	
TOTAL			3,519,402,170			3,519,402,170	1,184,196	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
3,519,402,170

SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's:
GDRS's:
ADS's:
GDS's:

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	AT REPURCHASE	AT QUARTER
A-1	415,674,873	20.74000	21.31000

INFORMATION DE PROJECTS
(Project, amount exercise and percentage of Advance)

ANNEX 13

Thousands of Pesos

	2Q. 2005 APRIL-JUNE	3Q. 2005 JULY-SEP	TOTAL 2005	BUDGET 2005	% OF ADVANCE
DATOS					
DATAS	677,059	19.40	1,914,650	3,495,940	54.80
REVENUES LOCAL	424,915	19.00	1,112,726	2,238,091	49.70
NETWOKS	1,023,834	23.40	3,325,616	4,369,151	76.10
EQUIPAMENT NETWORKS	1,158,740	32.80	1,607,135	3,533,791	45.50
SISTEMS	54,558	7.20	128,937	757,258	17.00
OTHERS	444,756	10.80	1,463,567	4,109,277	35.60
INVESTMENT TELMEX MEX.	3,783,864	20.40	9,552,631	18,503,508	51.60
LATINAMERICA	1,959,930	26.70	5,120,507	7,351,843	69.60
TOTAL INVESTMENT	**5,743,794**	**22.20**	**14,673,138**	**25,855,351**	**56.80**

2. Significant Accounting Policies

The most important accounting policies and practices followed in the preparation of these financial statements are described below:

a) Consolidation

The consolidated financial statements include the accounts of América Telecom and those of the subsidiaries mentioned in Note 1. All of the companies operate in the telecommunications sector or provide services to companies operating in such sector. Minority interest relates to the interest of América Móvil and its foreign subsidiaries.

All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

b) Revenue recognition

The Company's revenues are earned principally on the following activities: sale of airtime (including interconnection), monthly rent, long distance charges, other services (including roaming, value added service and other service charges), as well as the proceeds from the sale of cellular phones and accessories.

Revenues are generally recognized at the time services are provided. Those services are either under prepaid (calling cards) or under contract (post-paid) plans. In both cases, airtime revenues are recognized as a customer uses the airtime or when the card expires in the case of prepayments for unused airtime.

Revenues from interconnections, which consist of calls of other carriers that enter the Company's own cellular network (incoming interconnections), are recognized at the time the service is provided. Such services are billed based on rates previously agreed with the other carriers, which are regulated by the respective authorities.

Except for Mexico and Colombia, monthly rent under non-prepaid plans is billed based on the rates approved by the regulatory authorities in the respective countries. For Mexico and Colombia, basic monthly rent is billed one month in advance and recognized as revenues in the month the service is provided.

Long distance charges refer to airtime used in receiving from or making calls to regions or coverage areas outside of the area where the customer is activated. The related revenues are recognized at the time the service is provided.

Roaming charges represent airtime charged to customers for making calls outside their coverage areas or abroad.. The related revenues are recognized at the time the service is provided based on the rates agreed upon with other domestic and international carriers.

Value added services and other services, which include voice services and data transmission services (such as two-way written messages, call information, emergency services, among others), are recognized as income at the time they are provided.

Sales of handsets and accessories, which are made mostly to authorized distributors, are recorded as revenues at the time the telephone is billed to the distributor or customer.

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: **3** YEAR: **2005**

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 30 OF SEPTEMBER OF 2004** AND **2003** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

LIC. JAIME CHICO PARDO
GENERAL DIRECTOR

C.P. ARMANDO IBAÑEZ VAZQUEZ
ADMINISTRATION DIRECTOR

MEXICO, D.F., AT OCTOBER 18 OF 2004

EXHIBIT Z

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 4 YEAR: 2005

CARSO GLOBAL TELECOM, S.A. DE C.V.

BALANCE SHEETS

AT DECEMBER 31 OF 2005 AND 2004

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s01	TOTAL ASSETS	258,439,105	100	272,784,146	100
s02	CURRENT ASSETS	55,638,603	22	65,261,980	24
s03	CASH AND SHORT-TERM INVESTMENTS	23,338,434	9	30,598,731	11
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	23,880,922	9	25,027,438	9
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	5,287,781	2	6,137,822	2
s06	INVENTORIES	1,136,062	0	1,400,644	1
s07	OTHER CURRENT ASSETS	1,995,404	1	2,097,345	1
s08	LONG-TERM	1,027,031	0	1,031,732	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	1,020,161	0	757,060	0
s11	OTHER INVESTMENTS	6,870	0	274,672	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	150.576.771	58	156.385.258	57
s13	LAND AND BUILDINGS	0	0	0	0
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	428,487,541	166	425,813,842	156
s15	OTHER EQUIPMENT	0	0	0	0
s16	ACCUMULATED DEPRECIATION	286,522,446	111	273,358,263	100
s17	CONSTRUCTION IN PROGRESS	8,611,676	3	3,929,679	1
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	20,678,845	8	15,863,473	6
s19	OTHER ASSETS	30.517.855	12	34.241.703	13
s20	TOTAL LIABILITIES	164,841,058	100	178,233,553	100
s21	CURRENT LIABILITIES	48,933,186	30	53,273,277	30
s22	SUPPLIERS	0	0	0	0
s23	BANK LOANS	4,854,276	3	12,755,518	7
s24	STOCK MARKET LOANS	13,495,723	8	3,765,181	2
s25	TAXES PAYABLE	1,690,991	1	7,202,300	4
s26	OTHER CURRENT LIABILITIES	28,892,196	18	29,550,278	17
s27	LONG-TERM LIABILITIES	101,253,672	61	106,008,343	59
s28	BANK LOANS	57,553,078	35	62,226,391	35
s29	STOCK MARKET LOANS	43,700,594	27	43,781,952	25
s30	OTHER LOANS	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	14,654,200	9	18,951,933	11
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	93,598,047	100	94,550,593	100
s34	MINORITY INTEREST	65,733,479	70	71,894,434	76
s35	MAJORITY INTEREST	27,864,568	30	22,656,159	24
s36	CONTRIBUTED CAPITAL	6,646,840	7	6,660,976	7
s79	CAPITAL STOCK	6,070,544	6	6,084,680	6
s39	PREMIUM ON ISSUANCE OF SHARES	576,296	1	576,296	1
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	21,217,728	23	15,995,183	17
s42	RETAINED EARNINGS AND CAPITAL RESERVES	39,119,511	42	30,816,502	33
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(17,901,783)	(19)	(14,821,319)	(16)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 4 YEAR: 2005

CARSO GLOBAL TELECOM, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	23,338,434	100	30,598,731	100
s46	CASH	2,456,202	11	1,129,606	4
s47	SHORT-TERM INVESTMENTS	20,882,232	89	29,469,125	96
s07	OTHER CURRENT ASSETS	1,995,404	100	2,097,345	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	53,231	3	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	1,942,173	97	2,097,345	100
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	20,678,845	100	15,863,473	100
s48	DEFERRED EXPENSES (NET)	4,498,984	22	3,960,104	25
s49	GOODWILL	16,179,861	78	11,903,369	75
s51	OTHER	0	0	0	0
s19	OTHER ASSETS	30,517,855	100	34,241,703	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	22,477,390	74	26,475,834	77
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	5,787,981	19	5,507,050	16
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	2.252.484	7	2.258.819	7
s21	CURRENT LIABILITIES	48,933,186	100	53,273,277	100
s52	FOREIGN CURRENCY LIABILITIES	16,303,727	33	11,928,877	22
s53	MEXICAN PESOS LIABILITIES	32,629,459	67	41,344,400	78
s26	OTHER CURRENT LIABILITIES	28,892,196	100	29,550,278	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	1,708,216	6	716,110	2
s89	INTEREST LIABILITIES	1,745,412	6	2,125,773	7
s68	PROVISIONS	349	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	25,438,219	88	26,708,395	90
s27	LONG-TERM LIABILITIES	101,253,672	100	106,008,343	100
s59	FOREIGN CURRENCY LIABILITIES	85,708,053	85	90,809,538	86
s60	MEXICAN PESOS LIABILITIES	15,545,619	15	15,198,805	14
s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	14,654,200	100	18,951,933	100
s66	DEFERRED TAXES	12,659,599	86	17,169,933	91
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	1,994,601	14	1,782,000	9
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	CAPITAL STOCK	6,070,544	100	6,084,680	100
s37	CAPITAL STOCK (NOMINAL)	1,176,784	19	1,190,730	20
s38	RESTATEMENT OF CAPITAL STOCK	4,893,760	81	4,893,950	80

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 4 YEAR: 2005

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	39,119,511	100	30,816,502	100
s93	LEGAL RESERVE	1,057,688	3	1,057,688	3
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	26,947,348	69	20,901,089	68
s45	NET INCOME FOR THE YEAR	11,114,475	28	8,857,725	29
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(17,901,783)	100	(14,821,319)	100
s70	ACCUMULATED MONETARY RESULT	(14,712,183)	82	(11,631,719)	78
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(3,189,600)	18	(3,189,600)	22
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 4 YEAR: 2005

BALANCE SHEETS

OTHER CONCEPTS

(Thousands of Mexican Pesos)

AUDITED

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s57	OTHER CURRENT LIABILITIES WITH COST	0	0
s63	OTHER LOANS WITH COST	0	0
s72	WORKING CAPITAL	6,705,417	11,988,703
s73	PENSIONS AND SENIORITY PREMIUMS	0	1,778,900
s74	EXECUTIVES (*)	119	121
s75	EMPLOYEES (*)	24,217	24,620
s76	WORKERS (*)	51,148	51,942
s77	OUTSTANDING SHARES (*)	3,497,375,500	3,538,821,170
s78	REPURCHASED SHARES (*)	437,701,543	396,255,873
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 4 YEAR: 2005

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO DECEMBER 31 OF 2005 AND 2004

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	CURRENT YEAR %	PREVIOUS YEAR Amount	PREVIOUS YEAR %
r01	NET SALES	162,948,104	100	144,677,412	100
r02	COST OF SALES	86,856,088	53	76,780,359	53
r03	GROSS PROFIT	76,092,016	47	67,897,053	47
r04	OPERATING EXPENSES	27,075,416	17	25,028,692	17
r05	OPERATING INCOME	49,016,600	30	42,868,361	30
r06	INTEGRAL FINANCING COST	8,080,983	5	(655,821)	0
r07	INCOME AFTER INTEGRAL FINANCING COST	40,935,617	25	43,524,182	30
r08	OTHER EXPENSE AND INCOME (NET)	(123,521)	0	997,649	1
r44	SPECIAL ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	41,059,138	25	42,526,533	29
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	13,125,607	8	15,807,325	11
r11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	27,933,531	17	26,719,208	18
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	63,379	0	(104,293)	0
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	27,996,910	17	26,614,915	18
r14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	27,996,910	17	26,614,915	18
r16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
r18	NET CONSOLIDATED INCOME	27,996,910	17	26,614,915	18
r19	NET INCOME OF MINORITY INTEREST	16,882,435	10	17,757,190	12
r20	NET INCOME OF MAJORITY INTEREST	11,114,475	7	8,857,725	6

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 4 YEAR: 2005

STATEMENTS OF INCOME.

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	162,948,104	100	144,677,412	100
r21	DOMESTIC	121,652,600	75	124,130,706	86
r22	FOREIGN	41,295,504	25	20,546,706	14
r23	TRANSLATED INTO DOLLARS (***)	3,855,465	2	1,765,193	1
r06	INTEGRAL FINANCING COST	8,080,983	100	(655,821)	100
r24	INTEREST EXPENSE	10,386,396	129	7,864,965	(1199)
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	293,846	4	0	0
r46	OTHER FINANCIAL PRODUCTS	3,970,370	49	4,550,725	(694)
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	0	0	0	0
r28	RESULT FROM MONETARY POSITION	4,247,083	53	192,988	(29)
		(2,875,972)	(36)	(4,163,049)	635
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	13,125,607	100	15,807,325	100
r32	INCOME TAX	13,986,475	107	15,626,889	99
r33	DEFERRED INCOME TAX	(3,724,553)	(28)	(2,735,738)	(17)
r34	EMPLOYEES' PROFIT SHARING EXPENSES	2,863,685	22	2,916,174	18
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 4 YEAR: 2005

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

AUDITED

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r36	TOTAL SALES	162,948,105	144,677,413
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	162,948,104	144,677,412
r39	OPERATING INCOME (**)	49,016,600	42,868,361
r40	NET INCOME OF MAJORITY INTEREST (**)	11,114,475	8,857,725
r41	NET CONSOLIDATED INCOME (**)	27,996,910	26,614,915
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	24,416,503	25,780,459

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM | QUARTER: 4 | YEAR: 2005

CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM OCTOBER THE 1st TO DECEMBER 31 OF 2005 AND 2004

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	41,334,858	100	42,455,909	100
rt02	COST OF SALES	21,895,887	53	22,665,812	53
rt03	GROSS PROFIT	19,438,971	47	19,790,097	47
rt04	OPERATING EXPENSES	8,488,679	21	8,987,715	21
rt05	OPERATING INCOME	10,950,292	26	10,802,382	25
rt06	INTEGRAL FINANCING COST	2,012,097	5	(1,603,249)	(4)
rt07	INCOME AFTER INTEGRAL FINANCING COST	8,938,195	22	12,405,631	29
rt08	OTHER EXPENSE AND INCOME (NET)	(1,102,089)	(3)	(1,070,100)	(3)
rt44	SPECIAL ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	10,040,284	24	13,475,731	32
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	2,306,278	6	3,107,642	7
rt11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	7,734,006	19	10,368,089	24
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	111,847	0	(34,424)	0
rt13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	7,845,853	19	10,333,665	24
rt14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
rt15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	7,845,853	19	10,333,665	24
rt16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
rt17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
rt18	NET CONSOLIDATED INCOME	7,845,853	19	10,333,665	24
rt19	NET INCOME OF MINORITY INTEREST	4,436,518	11	6,719,183	16
rt20	NET INCOME OF MAJORITY INTEREST	3,409,335	8	3,614,482	9

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 4 YEAR: 2005

QUARTERLY STATEMENTS OF INCOME

CARSO GLOBAL TELECOM, S.A. DE C.V.

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	41,334,858	100	42,455,909	100
rt21	DOMESTIC	32,989,372	80	31,233,229	74
rt22	FOREIGN	8,345,486	20	11,222,680	26
rt23	TRANSLATED INTO DOLLARS (***)	863,044	2	988,225	2
rt06	INTEGRAL FINANCING COST	2,012,097	100	(1,603,249)	100
rt24	INTEREST EXPENSE	2,469,469	123	2,372,306	(148)
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	668,836	33	1,626,120	(101)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	1,488,516	74	(421,353)	26
rt28	RESULT FROM MONETARY POSITION	(1,277,052)	(63)	(1,928,082)	120
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	2,306,278	100	3,107,642	100
rt32	INCOME TAX	2,316,077	100	4,369,473	141
rt33	DEFERRED INCOME TAX	(589,653)	(26)	(2,091,529)	(67)
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	579,854	25	829,698	27
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 4 YEAR: 2005

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	6,104,126	6,445,115

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 4 YEAR: 2005

CARSO GLOBAL TELECOM, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO DECEMBER 31 OF 2005 AND 2004

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c01	CONSOLIDATED NET INCOME	27,996,910	26,614,915
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	25,494,674	27,710,151
c03	RESOURCES FROM NET INCOME FOR THE YEAR	53,491,584	54,325,066
c04	RESOURCES PROVIDED OR USED IN OPERATION	(2,403,123)	7,843,485
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	51,088,461	62,168,551
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(20,456,514)	4,077,544
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(5,791,135)	(6,752,121)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(26,247,649)	(2,674,577)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(32,101,109)	(40,321,048)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(7,260,297)	19,172,926
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	30,598,731	11,425,805
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	23,338,434	30,598,731

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM

QUARTER: 4 YEAR: 2005

CARSO GLOBAL TELECOM, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	25,494,674	27,710,151
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	24,416,503	25,780,459
c41	+ (-) OTHER ITEMS	1,078,171	1,929,692
c04	RESOURCES PROVIDED OR USED IN OPERATION	(2,403,123)	7,843,485
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	4,822,602	6,798,168
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(813,334)	(331,863)
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	337,834	407,812
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	0	0
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(6,750,225)	969,368
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(20,456,514)	4,077,544
c23	+ BANK FINANCING	29,679,353	64,838,213
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	(9,192,323)	(7,981,328)
c27	(-) BANK FINANCING AMORTIZATION	(23,412,450)	(45,981,286)
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	(17,531,094)	(6,798,055)
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(5,791,135)	(6,752,121)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	(14,135)	(33,272)
c31	(-) DIVIDENDS PAID	(4,947,428)	(5,089,889)
c32	+ PREMIUM ON ISSUANCE OF SHARES	(829,572)	(1,628,960)
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(32,101,109)	(40,321,048)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	(6,846,419)	(21,503,695)
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(23,435,861)	(20,235,836)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(3,056)	(763,138)
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	(1,815,773)	2,181,621

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 4 YEAR: 2005

DATA PER SHARE

AUDITED

CONSOLIDATED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT			PREVIOUS YEAR AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	3.14		$	2.47	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
d04	CONTINUING OPERATING PROFIT PER COMMON SHARE (**)	$	3.14		$	2.47	
d05	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d06	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d07	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	7.97		$	6.40	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.00		$	0.00	
d10	DIVIDEND IN SHARES PER SHARE		0.00	acciones		0.00	acciones
d11	MARKET PRICE TO CARRYING VALUE		3.44	veces		3.20	veces
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		8.64	veces		8.30	veces
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	veces		0.00	veces

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 4 YEAR: 2005

CARSO GLOBAL TELECOM, S.A. DE C.V.

RATIOS

AUDITED CONSOLIDATED Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	17.18	%	18.39	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	39.88	%	39.09	%
p03	NET INCOME TO TOTAL ASSETS (**)	10.83	%	9.75	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	10.27	%	15.64	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.63	veces	0.53	veces
p07	NET SALES TO FIXED ASSETS (**)	1.08	veces	0.92	veces
p08	INVENTORIES TURNOVER (**)	76.45	veces	54.81	veces
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	45.87	dias	54.15	dias
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	8.72	%	8.62	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	63.78	%	65.33	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.76	veces	1.88	veces
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	61.88	%	57.64	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	67.24	%	67.78	%
p15	OPERATING INCOME TO INTEREST PAID	4.71	veces	5.45	veces
p16	NET SALES TO TOTAL LIABILITIES (**)	0.98	veces	0.81	veces
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.13	veces	1.22	veces
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.11	veces	1.19	veces
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.33	veces	0.36	veces
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	47.69	%	57.43	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	32.82	%	37.54	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(1.47)	%	5.42	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	4.91	veces	7.90	veces
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	77.93	%	(152.45)	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	22.06	%	252.45	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	73.00	%	50.18	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 4 YEAR: 2005

CARSO GLOBAL TELECOM, S.A. DE C.V.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

AUDITED

CONSOLIDATED

Final Printing

NO APPLY

Carso Global Telecom, S.A. de C.V. and subsidiaries (collectively, the Company or Telecom) was incorporated on June 24, 1996 as a result of a spin-off from Grupo Carso, S.A. de C.V. (Carso Group) approved at an extraordinary stockholders meeting held on April 30, 1996.

At December 31, 2005 and 2004, Telecoms principal asset is represented by its investment in the shares of Teléfonos de México, S.A. de C.V. and subsidiaries (Telmex), as well as in other telecommunications companies.

Telmex provides telecommunication services primarily in Mexico. However, as a result of a number of business acquisitions throughout Latin America, starting in 2004, the Company also provides its services in Argentina, Brazil, Chile, Colombia and Peru. Telmex obtains its revenues primarily from telecommunications services, including, among others, domestic and international long-distance and local telephone services, data transmission to corporate networks and internet services, and the interconnection of the subscribers with cellular networks, as well as the interconnection of domestic long-distance operators, cellular telephone companies and local service operators networks with the Telmex local network. Telmex also obtains revenues from other activities related to its telephone operations, such as the sale of advertising in the published telephone directory and the sale of telephone equipment.

a) Consolidation and basis of translation of financial statements of foreign subsidiaries (continued)

All balance sheet amounts, except for stockholders equity, were translated at the prevailing exchange rate at year-end; stockholders equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The statement of income amounts were translated at the prevailing exchange rate at the end of the reporting period. The translation into Mexican pesos is carried out after the related balances or transactions have been restated based on the inflation rate of the country in which the subsidiary operates.

Exchange differences and the monetary position effect derived from intercompany monetary items were eliminated from the consolidated statements of income.

Translation differences are included in the caption Effect of translation of foreign entities and are included in stockholders equity as part of the caption Other comprehensive income items.

The financial statements at December 31, 2004 of the subsidiaries abroad were restated to constant pesos as of December 31, 2005 based on the inflation rate in Mexico. The effect of inflation and exchange differences were immaterial.

The financial statements of the subsidiary Global Telecom, LLC (Global), located in the United States of America (U.S.A.) were translated into Mexican pesos, considering Globals transactions as foreign operations. Consequently, the non-monetary items of Globals financial statements were translated at the historical exchange rate, recognizing the effects of inflation in Mexico in conformity with Mexican GAAP. Global survived as a foreign company through May 15, 2005; however, on May 16, 2005, Global was repatriated under the laws of Mexico and changed its corporate name to Corporativo Global Telecom, S.A. de C.V. On July 1, 2005, Global was merged with Empresas y Controles de Comunicación, S.A. de C.V., another subsidiary of Telecom.

The minority interest shown in the accompanying financial statements basically refers to

the equity interest of other Telmex stockholders.

b) Recognition of revenues

Revenues are recognized at the time services are provided and are subject to managements estimates at the date of the financial statements. Revenues from the sale of prepaid telephone service cards are recognized based on an estimate of the usage of time covered by the prepaid card.

Local service revenues are derived from new-line installation charges, monthly service fees, measured usage charges based on the number of calls made, and other service charges to subscribers. Local service revenues also include measured usage charges based on the number of minutes in the case of prepayment plans.

Revenues from domestic and international long-distance telephone services are determined on the basis of the duration of the calls and the type of service used. All these services are billed monthly, based on the rates authorized by the relevant regulatory bodies of each country. International long-distance service revenues also include the revenues earned under agreements with foreign telephone service providers or operators for the use of facilities in interconnecting international calls. These agreements specify the rates for the use of such international interconnecting facilities.

Revenues from prepaid internet plans are recorded as the service is provided.

c) Recognition of the effects of inflation on financial information

The Company recognizes the effects of inflation on financial information. Consequently, the amounts shown in the accompanying financial statements and in these notes are expressed in thousands of Mexican pesos with purchasing power at December 31, 2005. The restatement factor applied to the financial statements at December 31, 2004 as originally issued was 1.0333, which represents the annual rate of inflation for the period from January 1 through December 31; 2005 based on the Mexican National Consumer Price Index (NCPI) published by Banco de México (the central bank).

Plant, property and equipment and construction in progress were restated as described in Note 4. Telephone plant and equipment depreciation is computed using the straight-line method based on the estimated useful lives of the related assets (see Note 4c).

Inventories for the operation of the telephone plant are valued at average cost and are restated on the basis of specific indexes. The stated value of inventories is similar to replacement value, not in excess of market.

Other non-monetary assets were restated using adjustment factors obtained from the NCPI.

Goodwill, capital stock, premium on sale of shares, and retained earnings were restated using adjustment factors obtained from the NCPI.

Capital stock, stock premium, retained earnings and other accumulated comprehensive incom items were restated using adjustment factors obtained from the NCPI.

Other accumulated comprehensive income items include the deficit from restatement of stockholders equity, which consists of the accumulated monetary position gain determined at the time the provisions of Bulletin B-10 were first applied, derived from the spun-off company (Grupo Carso), and the result from holding non-monetary assets, which represents the net difference between restatement by the specific-indexation method and the

constant-peso-value method and the effects of instruments available for sale, the effects of foreign currency translation, the result from holding non-monetary items, the effect of repurchase of shares of subsidiaries net of replacement and the initial effect of the provision for vacations.

The net monetary position gain represents the effect of inflation on monetary assets and liabilities. The related amounts were included in the statements of income as part of the caption Comprehensive financing cost.

The statement of changes in financial position is prepared in conformity with Mexican accounting Bulletin B-12, Statement of Changes in the Financial Position, based on financial statements expressed in constant pesos. Bulletin B-12 identifies the source and application of resources representing differences between beginning and ending financial statement balances in constant Mexican pesos. In conformity with this bulletin, monetary foreign exchange gains and losses are not treated as resources provided by operating activities.

d) Cash equivalents, marketable securities and instruments available for sale

Cash equivalents consist basically by time deposits in financial institutions with original maturities of 90 days or less.

In April 2004, the Mexican Institute of Public Accountants issued amendments to Bulletin C-2, Financial Instruments.
The observance of Bulletin C-2 is compulsory for fiscal years beginning on January 1, 2005, although earlier observance is recommended. Such amendments establish that, unlike the previous Bulletin C-2, changes in the fair value of instruments classified as available-for-sale are to be disclosed in stockholders equity.

Telmex adopted the provisions of this new accounting pronouncement in 2004, which gave rise to a charge to stockholders equity of Ps. 1,141,668 in the caption Other accumulated comprehensive income items.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 4 YEAR: 2005

CARSO GLOBAL TELECOM, S.A. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

AUDITED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
TELMEX	COMUNICATIONS	9,913,000,000	44.96
MULTIMEDIA CORPORATIVO,S.A. DE C.V.	SOCIETES ADMINISTRATION	600,000	100.00
EMPRESAS Y CONTROLES, S.A. DE C.V.	SOCIETES ADMINISTRATION	230,336,849	100.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 4 YEAR: 2005

CARSO GLOBAL TELECOM, S.A. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

AUDITED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)	
				ACQUISITION COST	BOOK VALUE
NET SERVICIOS DE CUMUNICACAO, S.A.	SERVICIES OF TV.	1,466,390,025	37.11	3,656,996	230,344
CENTRO HISTORICO DE LA CIUDAD DE MEXICO	SERVICIES INM.	80,020,000	21.77	80,020	107,121
GRUPO TELVISTA, S.A. DE C.V.	SERVICIES.	450	45.00	510,138	381,157
TM &am	INTERNET(T1MSN)	1	50.00	29,621	29,862
OTHERS ASSOCIATES		1	0.00	0	271,677
TOTAL INVESTMENT IN ASSOCIATES				4,276,775	1,020,161
OTHER PERMANENT INVESTMENTS					6,870
TOTAL				4,276,775	1,027,031

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 4 YEAR: 2005

CARSO GLOBAL TELECOM, S.A. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

AUDITED

CONSOLIDATED

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $) Time Interval						Amortization of Credits in Foreign Currency (Thousands of $) Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS														
FOREIGN TRADE														
BBVA BANCOMER	26/02/2007	6.65	0	0	800,000	0	0	0						
BBVA BANCOMER	10/10/2006	5.13	0	0	500,000	0	0	0						
INBURSA	28/06/2006	0.00	0	58,555	0	0	0	0						
BBV ARGENTINA, S.A.	22/12/2007	5.45							0	172,297	172,298	0	0	0
BANCO SANTANDER CH NY	22/12/2009	4.90							0	30,265	20,265	5,938	2,915	0
BANK OF AMERICA	14/04/2006	4.95							0	19,785	0	0	0	0
CITIBANK, N.A.	15/07/2004	5.00							0	0	0	0	18,066,350	0
CITIBANK, N.A.	15/07/2004	5.13							0	0	0	0	0	10,710,900
DEXIA BANK	31/12/2014	5.70							0	265,044	265,044	190,074	190,074	241,217
EXPORT DEVELOPMENT	22/04/2008	5.25							0	291,390	50,508	21,475	5,609	0
JAPAN BANK FOR INT.COOP.	31/03/2022	2.00							0	918,096	918,096	918,095	918,095	1,836,063
SOCIETE GENERALE PARIAS	14/05/2007	5.44							0	626	14	0	0	0
BBVA BANCOMER (1)	10/10/2006	4.40							0	124,429	0	0	0	0
BANAMEX	27/08/2005	7.18							0	147,643	0	0	0	0
VARIAS INSTITUCIONES (1)	26/06/2006	4.28							0	595,925	847,247	786,280	466,374	974,738
VARIAS INSTITUCIONES (1)	24/12/2006	2.75							0	567,346	506,260	2,177,375	166,866	323,599
CHASE MANHATAN	13/08/2010	4.37							0	0	0	0	0	2,142,180
CHASE MANHATAN	23/02/2007	4.33							0	0	5,462,560	0	0	0
WACHOVIA	03/02/2006	3.42							0	1,071,090	0	0	0	0
WACHOVIA	20/09/2008	3.37							0	0	0	0	1,071,090	0
NATEXIS BANQUE	31/03/2022	3.37							0	18,696	18,696	18,696	18,696	18,696
DRESNER	18/04/2009	4.31							0	0	0	0	1,071,090	0
DRESNER	04/02/2008	4.38							0	0	0	1,071,090	0	0
DRESNER	31/03/2008	4.31							0	0	0	1,071,090	0	0
SANTANDER	15/04/2010	4.15							0	0	0	0	0	1,071,090
SANTANDER	18/03/2009	4.49							0	0	0	0	1,071,090	0
SANTANDER	27/02/2009	4.40							0	0	0	0	1,071,090	0
SANTANDER	05/05/2009	4.29							0	0	0	0	1,071,090	0
SANTADER	13/05/2010	4.31							0	0	0	0	0	1,071,091
PIANWABER	12/08/2006	4.31							0	572,889	151,974	0	0	0
SECURED														
COMMERCIAL BANKS														
		0.00							0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM

QUARTER: 4 YEAR: 2005

CARSO GLOBAL TELECOM, S.A. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

AUDITED

CONSOLIDATED

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
		0.00							0	0	0	0	0	0
		0.00							0	0	0	0	0	0
		0.00							0	0	0	0	0	0
		0.00							0	0	0	0	0	0
		0.00							0	0	0	0	0	0
		0.00							0	0	0	0	0	0
		0.00							0	0	0	0	0	0
		0.00							0	0	0	0	0	0
		0.00							0	0	0	0	0	0
		0.00							0	0	0	0	0	0
		0.00							0	0	0	0	0	0
		0.00							0	0	0	0	0	0
		0.00							0	0	0	0	0	0
		0.00							0	0	0	0	0	0
		0.00							0	0	0	0	0	0
		0.00							0	0	0	0	0	0
		0.00							0	0	0	0	0	0
		0.00							0	0	0	0	0	0
		0.00							0	0	0	0	0	0
		0.00							0	0	0	0	0	0
OTHER														
TOTAL BANKS			0	58,555	1,300,000	0	0	0	0	4,795,721	8,412,962	6,260,113	23,190,429	18,389,574

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 4 YEAR: 2005

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

AUDITED

CONSOLIDATED

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits In Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET														
LISTED STOCK EXCHANGE														
UNSECURED														
PAPEL COMERCIAL	05/01/2005	8.67	0	2,052,272	0	0	0	0						
CERTIFICADOS BURSATILES	27/01/2015	0.00	0	0	14,245,619	0	0	0						
SECURED														
PRIVATE PLACEMENTS														
UNSECURED														
SEÑIOR NOTE DUE 2008	26/01/2006	0.00							0	11,443,451	0	0	0	0
SEÑIOR NOTE DUE 2008	19/11/2008	0.00							0	0	0	10,710,900	0	0
SEÑIOR NOTE DUE 2008	27/01/2015	0.00							0	0	0	0	0	8,568,720
SEÑIOR NOTE DUE 2008	27/01/2015	0.00							0	0	0	0	0	10,175,355
SECURED														
TOTAL STOCK MARKET			0	2,052,272	14,245,619	0	0	0	0	11,443,451	0	10,710,900	0	18,744,075

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 4 YEAR: 2005

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

AUDITED

CONSOLIDATED

Final Printing

Credit Type / Institution			Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS														
TOTAL SUPPLIERS			0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS														
OTROS		0.00	0	25,438,219	0	0	0	0						
TOTAL			0	27,549,046	15,545,619	0	0	0	0	16,239,172	8,412,962	16,971,013	23,190,429	37,133,649

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM | QUARTER: 4 | YEAR: 2005

CARSO GLOBAL TELECOM, S.A. DE C.V.

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	3,338,949	35,763,150	1,093,401	11,711,337	47,474,487
LIABILITIES POSITION	10,548,865	112,987,846	1,179,467	12,633,160	125,621,006
SHORT-TERM LIABILITIES POSITION	2,613,596	27,993,968	1,112,790	11,918,986	39,912,954
LONG-TERM LIABILITIES POSITION	7,935,269	84,993,878	66,677	714,174	85,708,052
NET BALANCE	(7,209,916)	(77,224,696)	(86,066)	(921,823)	(78,146,519)

NOTES

USED TYPES OF CHANGE: T.C. 10.710

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 4 YEAR: 2005

CARSO GLOBAL TELECOM, S.A. DE C.V.

RESULT FROM MONETARY POSITION

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	66,614,851	172,558,514	(105,943,663)	0.15	(158,915)
FEBRUARY	77,036,149	181,791,777	(104,755,628)	0.11	(115,231)
MARCH	81,958,511	184,832,434	(102,873,923)	0.46	(473,220)
APRIL	77,984,635	180,507,398	(102,522,766)	(0.15)	153,784
MAY	80,050,819	184,197,210	(104,146,391)	0.32	(333,268)
JUNE	71,063,001	171,798,190	(100,735,189)	(0.10)	100,735
JULY	67,795,781	168,932,708	(101,136,927)	0.36	(364,093)
AUGUST	67,071,002	166,983,007	(99,912,005)	0.21	(209,815)
SEPTEMBER	67,205,670	167,745,250	(100,539,580)	0.39	(392,104)
OCTOBER	70,082,465	168,225,697	(98,143,232)	0.30	(294,430)
NOVEMBER	70,469,264	168,480,139	(98,010,875)	0.64	(627,270)
DECEMBER	68,964,698	168,157,232	(99,192,534)	0.54	(535,640)
RESTATEMENT				0.00	0
CAPITALIZATION				0.00	0
FOREIGN CORP.				0.00	0
OTHER				0.00	373,495
TOTAL					(2,875,972)

NOTES

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

NO APPLY

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM

CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 4 YEAR: 2005

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

AUDITED

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
NO APPLY		0	0.00

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 4 YEAR: 2005

MAIN RAW MATERIALS

AUDITED

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO APPLY					0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 4 YEAR: 2005

AUDITED

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
SERVICIES LOCAL	0	55,801,529	0.0		
DOMEST LONG DISTANCE	0	24,078,393	0.0		
INTERCONNECTION	0	17,478,125	0.0		
CORPORATE NETWORKS	0	10,294,172	0.0		
INTERNET	0	8,148,720	0.0		
OTHERS	0	5,851,661	0.0		
FOREIGN SALES					
SERVICIES LOCAL	0	2,662,258	0.0		
LONG DISTANCE.	0	22,706,149	0.0		
INTERCONNECTION	0	916,166	0.0		
CORPORATE NETWORKS	0	8,125,815	0.0		
INTERNET	0	2,918,070	0.0		
OTHERS	0	639,054	0.0		
SERVICIES INTERNATIO	0	3,327,992	0.0		
TOTAL		162,948,104			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 4 YEAR: 2005

CARSO GLOBAL TELECOM, S.A. DE C.V.

SALES DISTRIBUTION BY PRODUCT

AUDITED CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
SERVICIES LOCAL	0	2,662,258			
LONG DISTANCE	0	22,706,149			
INTERCONNECTION	0	916,166			
CORPORATE NETWORKS	0	8,125,815			
INTERNET	0	2,918,070			
OTHERS	0	639,054			
SERVICIES INTERNATIO	0	3,327,992			
FOREIGN SUBSIDIARIES					

TOTAL	41,295,504	

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 4 YEAR: 2005

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

AUDITED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A-1	0.0000	4	3,497,375,500	0	0	3,497,375,500	1,176,784	0
TOTAL			3,497,375,500	0	0	3,497,375,500	1,176,784	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 3,497,375,500

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

AUDITED

QUARTER: 4 YEAR: 2005

PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

CONSOLIDATED

Final Printing

THOUSANDS OF PESOS

	4TO. 2005	% OF ADVANCE	TOTAL	BUDGET	% OF ADVANCE
DATAS	1,050,893	28.2	2,994,072	3,728,996	80.3
REVENUES LOCAL	675,343	30.6	1,804,648	2,209,410	81.7
NETWORKS	1,169,202	25.0	4,544,386	4,678,603	97.1
EQUIPAMENT NETWORKS	1,105,500	31.5	2,736,600	3,513,608	77.9
SISTEMS	479,805	63.4	610,663	757,258	80.6
OTHERS	1,054,894	22.2	2,554,994	4,750,226	53.8
INVESTEMET TELMEX	5,535,637	28.2	15,245,360	19,638,101	77.6
LATINAMERICA	2,705,819	36.8	7,819,617	7,351,831	106.4
TOTAL INVERSTMENT	8,241,456	30.5	23,064,977	26,989,932	85.5

Significant Accounting Policies

The accompanying consolidated financial statements were prepared in conformity with generally accepted accounting principles in Mexico. The significant accounting policies and practices followed in the preparation of the financial statements are described below:

a) Consolidation and basis of translation of financial statements of foreign subsidiaries

At December 31, 2005, Telecom owns 43.91% (40.33% in 2004) of the total number of Telmex shares issued and outstanding. Of this equity interest, Telecom holds 70.89% and 70.58% of the voting shares of Telmex at December 31, 2005 and 2004, respectively (see Note 4). Additionally, Telecom indirectly owns through a subsidiary 1.06% in 2005 (0.42% in 2004) of Telmex shares issued and outstanding.

The consolidated financial statements include the accounts of Carso Global Telecom, S.A. de C.V. and its subsidiaries. All the companies operate in the telecommunications sector or they provide services to companies operating in this sector.

The results of operations of the subsidiaries and affiliates were included in Telecoms financial statements as of the month following the acquisition.

All significant intercompany accounts and transactions have been eliminated in consolidation. Minority interest refers to certain foreign subsidiaries in which the Company does not hold all of the shares.

All balance sheet amounts, except for stockholders equity, were translated at the prevailing exchange rate at year-end; stockholders equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The statement of income amounts were translated at the prevailing exchange rate at the end of the reporting period. The translation into Mexican pesos is carried out after the related balances or transactions have been restated based on the inflation rate of the country in which the subsidiary operates.

Exchange differences and the monetary position effect derived from intercompany monetary items were eliminated from the consolidated statements of income.

Translation differences are included in the caption Effect of translation of foreign entities and are included in stockholders equity as part of the caption Other comprehensive income items.

The financial statements at December 31, 2004 of the subsidiaries abroad were restated to constant pesos as of December 31, 2005 based on the inflation rate in Mexico. The effect of inflation and exchange differences were immaterial.

The financial statements of the subsidiary Global Telecom, LLC (Global), located in the United States of America (U.S.A.) were translated into Mexican pesos, considering Globals transactions as foreign operations. Consequently, the non-monetary items of Globals financial statements were translated at the historical exchange rate, recognizing the effects of inflation in Mexico in conformity with Mexican GAAP. Global survived as a foreign company through May 15, 2005; however, on May 16, 2005, Global was repatriated under the laws of Mexico and changed its corporate name to Corporativo Global Telecom, S.A. de C.V. On July 1, 2005, Global was merged with Empresas y

Controles de Comunicación, S.A. de C.V., another subsidiary of Telecom.

The minority interest shown in the accompanying financial statements basically refers to the equity interest of other Telmex stockholders.

(1) EN ESTE ANEXO SE INCLUYE LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS

EXHIBIT AA

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 1 YEAR: 2006

CARSO GLOBAL TELECOM, S.A. DE C.V.

BALANCE SHEETS

AT MARCH 31 OF 2006 AND 2005

RECEIVED CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	TOTAL ASSETS	255,979,200	100	286,433,290	100
s02	CURRENT ASSETS	48,470,621	19	79,009,670	28
s03	CASH AND SHORT-TERM INVESTMENTS	13,530,430	5	33,147,866	12
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	24,407,568	10	24,142,261	8
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	6,965,522	3	10,949,122	4
s06	INVENTORIES	1,170,069	0	1,187,509	0
s07	OTHER CURRENT ASSETS	2,397,032	1	9,582,912	3
s08	LONG-TERM	1,052,305	0	682,041	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	1,045,319	0	618,998	0
s11	OTHER INVESTMENTS	6,986	0	63,043	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	153,364,634	60	154,261,592	54
s13	LAND AND BUILDINGS	0	0	0	0
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	446,201,279	174	428,252,348	150
s15	OTHER EQUIPMENT	0	0	0	0
s16	ACCUMULATED DEPRECIATION	301,707,215	118	279,049,547	97
s17	CONSTRUCTION IN PROGRESS	8,870,570	3	5,058,791	2
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	22,736,234	9	18,839,390	7
s19	OTHER ASSETS	30,355,406	12	33,640,597	12
s20	TOTAL LIABILITIES	158,199,892	100	190,397,948	100
s21	CURRENT LIABILITIES	44,070,157	28	64,212,355	34
s22	SUPPLIERS	0	0	0	0
s23	BANK LOANS	11,667,216	7	13,222,698	7
s24	STOCK MARKET LOANS	3,283,727	2	15,512,669	8
s25	TAXES PAYABLE	1,120,698	1	7,181,091	4
s26	OTHER CURRENT LIABILITIES	27,998,516	18	28,295,897	15
s27	LONG-TERM LIABILITIES	98,700,455	62	107,686,284	57
s28	BANK LOANS	51,474,243	33	60,866,694	32
s29	STOCK MARKET LOANS	47,226,212	30	46,819,590	25
s30	OTHER LOANS	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	15,429,280	10	18,499,309	10
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	97,779,308	100	96,035,342	100
s34	MINORITY INTEREST	67,094,455	69	71,895,408	75
s35	MAJORITY INTEREST	30,684,853	31	24,139,934	25
s36	CONTRIBUTED CAPITAL	6,704,004	7	6,718,432	7
s79	CAPITAL STOCK	6,122,752	6	6,137,144	6
s39	PREMIUM ON ISSUANCE OF SHARES	581,252	1	581,288	1
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	23,980,849	25	17,421,502	18
s42	RETAINED EARNINGS AND CAPITAL RESERVES	42,501,186	43	32,973,032	34
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(18,520,337)	(19)	(15,551,530)	(16)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 1 YEAR: 2006
CARSO GLOBAL TELECOM, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS CONSOLIDATED

(Thousands of Mexican Pesos) Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	13,530,430	100	33,147,866	100
s46	CASH	2,399,944	18	2,097,437	6
s47	SHORT-TERM INVESTMENTS	11,130,486	82	31,050,429	94
s07	OTHER CURRENT ASSETS	2,397,032	100	9,582,912	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	597,562	25	7,991,442	83
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	1,799,470	75	1,591,470	17
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	22,736,234	100	18,839,390	100
s48	DEFERRED EXPENSES (NET)	5,349,111	24	3,020,939	16
s49	GOODWILL	17,387,123	76	15,818,451	84
s51	OTHER	0	0	0	0
s19	OTHER ASSETS	30,355,406	100	33,640,597	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	21,975,807	72	26,455,272	79
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	6,156,302	20	5,681,115	17
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	2.223.297	7	1.504.210	4
s21	CURRENT LIABILITIES	44,070,157	100	64,212,355	100
s52	FOREIGN CURRENCY LIABILITIES	10,867,235	25	26,384,444	41
s53	MEXICAN PESOS LIABILITIES	33,202,922	75	37,827,911	59
s26	OTHER CURRENT LIABILITIES	27,998,516	100	28,295,897	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	2,034,937	7	2,089,085	7
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	25,963,579	93	26,206,812	93
s27	LONG-TERM LIABILITIES	98,700,455	100	107,686,284	100
s59	FOREIGN CURRENCY LIABILITIES	81,089,494	82	92,467,811	86
s60	MEXICAN PESOS LIABILITIES	17,610,961	18	15,218,473	14
s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	15,429,280	100	18,499,309	100
s66	DEFERRED TAXES	13,246,603	86	16,712,983	90
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	0	0	0	0
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	2,182,677	14	1,786,326	10
s79	CAPITAL STOCK	6,122,752	100	6,137,144	100
s37	CAPITAL STOCK (NOMINAL)	1,176,785	19	1,190,505	19
s38	RESTATEMENT OF CAPITAL STOCK	4,945,967	81	4,946,639	81

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 1 YEAR: 2006

CARSO GLOBAL TELECOM, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S.	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	42,501,186	100	32,973,032	100
s93	LEGAL RESERVE	1,066,784	3	1,066,784	3
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	38,203,331	90	29,612,563	90
s45	NET INCOME FOR THE YEAR	3,231,071	8	2,293,685	7
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(18,520,337)	100	(15,551,530)	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(15,303,306)	83	(12,334,499)	79
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(3,217,031)	17	(3,217,031)	21
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 1 YEAR: 2006

CARSO GLOBAL TELECOM, S.A. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s57	OTHER CURRENT LIABILITIES WITH COST	0	0
s63	OTHER LOANS WITH COST	0	0
s72	WORKING CAPITAL	4,400,464	14,797,315
s73	PENSIONS AND SENIORITY PREMIUMS	0	1,786,328
s74	EXECUTIVES (*)	118	120
s75	EMPLOYEES (*)	24,151	23,556
s76	WORKERS (*)	51,257	51,766
s77	OUTSTANDING SHARES (*)	3,497,375,500	3,538,151,870
s78	REPURCHASED SHARES (*)	437,701,543	396,925,173
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM | QUARTER: 1 | YEAR: 2006

CARSO GLOBAL TELECOM, S.A. DE C.V.

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO MARCH 31 OF 2006 AND 2005

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	41,555,513	100	41,725,673	100
r02	COST OF SALES	21,730,035	52	22,408,442	54
r03	GROSS PROFIT	19,825,478	48	19,317,231	46
r04	OPERATING EXPENSES	6,951,115	17	7,259,806	17
r05	OPERATING INCOME	12,874,363	31	12,057,425	29
r06	INTEGRAL FINANCING COST	1,358,353	3	1,351,213	3
r07	INCOME AFTER INTEGRAL FINANCING COST	11,516,010	28	10,706,212	26
r08	OTHER EXPENSE AND INCOME (NET)	0	0	0	0
r44	SPECIAL ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	11,516,010	28	10,706,212	26
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	3,926,802	9	4,377,249	10
r11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	7,589,208	18	6,328,963	15
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	61,676	0	(11,118)	0
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	7,650,884	18	6,317,845	15
r14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	7,650,884	18	6,317,845	15
r16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
r18	NET CONSOLIDATED INCOME	7,650,884	18	6,317,845	15
r19	NET INCOME OF MINORITY INTEREST	4,419,813	11	4,024,160	10
r20	NET INCOME OF MAJORITY INTEREST	3,231,071	8	2,293,685	5

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2006

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	41,555,513	100	41,725,673	100
r21	DOMESTIC	29,479,892	71	31,157,235	75
r22	FOREIGN	12,075,621	29	10,568,438	25
r23	TRANSLATED INTO DOLLARS (***)	1,102,696	3	874,651	2
r06	INTEGRAL FINANCING COST	1,358,353	100	1,351,213	100
r24	INTEREST EXPENSE	2,150,160	158	2,465,691	182
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	66,242	5
r26	INTEREST INCOME	567,798	42	1,196,670	89
r46	OTHER FINANCIAL PRODUCTS	671,759	49	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	1,273,917	94	763,866	57
r28	RESULT FROM MONETARY POSITION	(826,167)	(61)	(747,916)	(55)
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	3,926,802	100	4,377,249	100
r32	INCOME TAX	4,018,548	102	4,307,168	98
r33	DEFERRED INCOME TAX	(880,308)	(22)	(1,039,701)	(24)
r34	EMPLOYEES' PROFIT SHARING EXPENSES	788,562	20	1,109,782	25
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2006

STATEMENTS OF INCOME

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r36	TOTAL SALES	41,555,513	41,725,674
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	164,195,593	163,506,251
r39	OPERATING INCOME (**)	50,259,982	50,420,622
r40	NET INCOME OF MAJORITY INTEREST (**)	12,148,557	9,318,197
r41	NET CONSOLIDATED INCOME (**)	29,573,522	28,666,036
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	6,023,076	6,603,116

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 1 YEAR: 2006

CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM JANUARY THE 1st TO MARCH 31 OF 2006 AND 2005

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	41,555,513	100	41,725,673	100
rt02	COST OF SALES	21,730,035	52	22,408,442	54
rt03	GROSS PROFIT	19,825,478	48	19,317,231	46
rt04	OPERATING EXPENSES	6,951,115	17	7,259,806	17
rt05	OPERATING INCOME	12,874,363	31	12,057,425	29
rt06	INTEGRAL FINANCING COST	1,358,353	3	1,351,213	3
rt07	INCOME AFTER INTEGRAL FINANCING COST	11,516,010	28	10,706,212	26
rt08	OTHER EXPENSE AND INCOME (NET)	0	0	0	0
rt44	SPECIAL ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	11,516,010	28	10,706,212	26
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	3,926,802	9	4,377,249	10
rt11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	7,589,208	18	6,328,963	15
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	61,676	0	(11,118)	0
rt13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	7,650,884	18	6,317,845	15
rt14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
rt15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	7,650,884	18	6,317,845	15
rt16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
rt17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
rt18	NET CONSOLIDATED INCOME	7,650,884	18	6,317,845	15
rt19	NET INCOME OF MINORITY INTEREST	4,419,813	11	4,024,160	10
rt20	NET INCOME OF MAJORITY INTEREST	3,231,071	8	2,293,685	5

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 1 YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

CARSO GLOBAL TELECOM, S.A. DE C.V. BREAKDOWN OF MAIN CONCEPTS CONSOLIDATED

(Thousands of Mexican Pesos) Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	41,555,513	100	41,725,673	100
rt21	DOMESTIC	29,479,892	71	31,157,235	75
rt22	FOREIGN	12,075,621	29	10,568,438	25
rt23	TRANSLATED INTO DOLLARS (***)	1,102,696	3	874,651	2
rt06	INTEGRAL FINANCING COST	1,358,353	100	1,351,213	100
rt24	INTEREST EXPENSE	2,150,160	158	2,465,691	182
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	66,242	5
rt26	INTEREST INCOME	567,798	42	1,196,670	89
rt46	OTHER FINANCIAL PRODUCTS	671,759	49	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	1,273,917	94	763,866	57
rt28	RESULT FROM MONETARY POSITION	(826,167)	(61)	(747,916)	(55)
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	3,926,802	100	4,377,249	100
rt32	INCOME TAX	4,018,548	102	4,307,168	98
rt33	DEFERRED INCOME TAX	(880,308)	(22)	(1,039,701)	(24)
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	788,562	20	1,109,782	25
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	6,023,076	6,603,116

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 1 YEAR: 2006

CARSO GLOBAL TELECOM, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO MARCH 31 OF 2006 AND 2005

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c01	CONSOLIDATED NET INCOME	7,650,884	6,317,845
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	2,673,654	5,656,988
c03	RESOURCES FROM NET INCOME FOR THE YEAR	10,324,538	11,974,833
c04	RESOURCES PROVIDED OR USED IN OPERATION	(7,871,328)	(4,422,255)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	2,453,210	7,552,578
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(6,393,491)	12,841,333
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(1,903,520)	(1,230,831)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(8,297,011)	11,610,502
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(4,167,247)	(7,503,473)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(10,011,048)	11,659,607
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	23,541,478	21,488,259
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	13,530,430	33,147,866

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM

QUARTER: 1 YEAR: 2006

CARSO GLOBAL TELECOM, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	2,673,654	5,656,988
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	6,023,076	6,603,116
c41	+ (-) OTHER ITEMS	(3,349,422)	(946,128)
c04	RESOURCES PROVIDED OR USED IN OPERATION	(7,871,328)	(4,422,255)
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(302,164)	1,423,101
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(358,253)	224,451
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	0	(4,803,797)
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	0	0
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(7,210,911)	(1,266,010)
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(6,393,491)	12,841,333
c23	+ BANK FINANCING	790,494	12,841,333
c24	+ STOCK MARKET FINANCING	(7,183,985)	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(1,903,520)	(1,230,831)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	(232)
c31	(-) DIVIDENDS PAID	(1,903,520)	(1,209,055)
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	(21,544)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(4,167,247)	(7,503,473)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	(650,993)	(3,889,595)
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(3,597,141)	(3,147,864)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	80,887	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	(466,014)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2006

DATA PER SHARE

CONSOLIDATED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		AMOUNT		AMOUNT	
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$ 1.09		$ 2.39	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$ 0.00		$ 0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
d04	CONTINUING OPERATING PROFIT PER COMMON SHARE (**)	$ 1.09		$ 2.39	
d05	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
d06	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
d07	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUING OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
d08	CARRYNG VALUE PER SHARE	$ 8.77		$ 6.82	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$ 0.00		$ 0.00	
d10	DIVIDEND IN SHARES PER SHARE	0.00	acciones	0.00	acciones
d11	MARKET PRICE TO CARRYING VALUE	2.85	veces	3.20	veces
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	23.00	veces	8.30	veces
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	veces	0.00	veces

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 1 YEAR: 2006

CARSO GLOBAL TELECOM, S.A. DE C.V.

RATIOS

CONSOLIDATED

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	18.41	%	15.14	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	39.59	%	38.60	%
p03	NET INCOME TO TOTAL ASSETS (**)	11.55	%	10.00	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	10.79	%	11.83	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.64	veces	0.57	veces
p07	NET SALES TO FIXED ASSETS (**)	1.07	veces	1.05	veces
p08	INVENTORIES TURNOVER (**)	0.00	veces	0.00	veces
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	45.96	dias	45.28	dias
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	10.12	%	10.67	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	61.80	%	66.47	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.61	veces	1.98	veces
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	58.12	%	62.42	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	64.35	%	69.80	%
p15	OPERATING INCOME TO INTEREST PAID	5.98	veces	4.89	veces
p16	NET SALES TO TOTAL LIABILITIES (**)	1.03	veces	0.85	veces
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.09	veces	1.23	veces
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.07	veces	1.21	veces
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.30	veces	0.41	veces
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	30.70	%	51.62	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	24.84	%	28.69	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(18.94)	%	(10.59)	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	1.14	veces	3.06	veces
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	77.05	%	110.60	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	22.94	%	(10.60)	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	86.31	%	41.95	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

NO APPLY

Carso Global Telecom, S.A. de C.V. and subsidiaries (collectively, the Company or Telecom) was incorporated on June 24, 1996 as a result of a spin-off from Grupo Carso, S.A. de C.V. (Carso Group) approved at an extraordinary stockholders meeting held on April 30, 1996.

At December 31, 2005 and 2004, Telecoms principal asset is represented by its investment in the shares of Teléfonos de México, S.A. de C.V. and subsidiaries (Telmex), as well as in other telecommunications companies.

Telmex provides telecommunication services primarily in Mexico. However, as a result of a number of business acquisitions throughout Latin America, starting in 2004, the Company also provides its services in Argentina, Brazil, Chile, Colombia and Peru. Telmex obtains its revenues primarily from telecommunications services, including, among others, domestic and international long-distance and local telephone services, data transmission to corporate networks and internet services, and the interconnection of the subscribers with cellular networks, as well as the interconnection of domestic long-distance operators, cellular telephone companies and local service operators networks with the Telmex local network. Telmex also obtains revenues from other activities related to its telephone operations, such as the sale of advertising in the published telephone directory and the sale of telephone equipment.

a) Consolidation and basis of translation of financial statements of foreign subsidiaries (continued)

All balance sheet amounts, except for stockholders equity, were translated at the prevailing exchange rate at year-end; stockholders equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The statement of income amounts were translated at the prevailing exchange rate at the end of the reporting period. The translation into Mexican pesos is carried out after the related balances or transactions have been restated based on the inflation rate of the country in which the subsidiary operates.

Exchange differences and the monetary position effect derived from intercompany monetary items were eliminated from the consolidated statements of income.

Translation differences are included in the caption Effect of translation of foreign entities and are included in stockholders equity as part of the caption Other comprehensive income items.

The financial statements at December 31, 2004 of the subsidiaries abroad were restated to constant pesos as of December 31, 2005 based on the inflation rate in Mexico. The effect of inflation and exchange differences were immaterial.

The financial statements of the subsidiary Global Telecom, LLC (Global), located in the United States of America (U.S.A.) were translated into Mexican pesos, considering Globals transactions as foreign operations. Consequently, the non-monetary items of Globals financial statements were translated at the historical exchange rate, recognizing the effects of inflation in Mexico in conformity with Mexican GAAP. Global survived as a foreign company through May 15, 2005; however, on May 16, 2005, Global was repatriated under the laws of Mexico and changed its corporate name to Corporativo Global Telecom, S.A. de C.V. On July 1, 2005, Global was merged with Empresas y Controles de Comunicación, S.A. de C.V., another subsidiary of Telecom.

The minority interest shown in the accompanying financial statements basically refers to

the equity interest of other Telmex stockholders.

b) Recognition of revenues

Revenues are recognized at the time services are provided and are subject to managements estimates at the date of the financial statements. Revenues from the sale of prepaid telephone service cards are recognized based on an estimate of the usage of time covered by the prepaid card.

Local service revenues are derived from new-line installation charges, monthly service fees, measured usage charges based on the number of calls made, and other service charges to subscribers. Local service revenues also include measured usage charges based on the number of minutes in the case of prepayment plans.

Revenues from domestic and international long-distance telephone services are determined on the basis of the duration of the calls and the type of service used. All these services are billed monthly, based on the rates authorized by the relevant regulatory bodies of each country. International long-distance service revenues also include the revenues earned under agreements with foreign telephone service providers or operators for the use of facilities in interconnecting international calls. These agreements specify the rates for the use of such international interconnecting facilities.

Revenues from prepaid internet plans are recorded as the service is provided.

c) Recognition of the effects of inflation on financial information

The Company recognizes the effects of inflation on financial information. Consequently, the amounts shown in the accompanying financial statements and in these notes are expressed in thousands of Mexican pesos with purchasing power at December 31, 2005. The restatement factor applied to the financial statements at December 31, 2004 as originally issued was 1.0333, which represents the annual rate of inflation for the period from January 1 through December 31; 2005 based on the Mexican National Consumer Price Index (NCPI) published by Banco de México (the central bank).

Plant, property and equipment and construction in progress were restated as described in Note 4. Telephone plant and equipment depreciation is computed using the straight-line method based on the estimated useful lives of the related assets (see Note 4c).

Inventories for the operation of the telephone plant are valued at average cost and are restated on the basis of specific indexes. The stated value of inventories is similar to replacement value, not in excess of market.

Other non-monetary assets were restated using adjustment factors obtained from the NCPI.

Goodwill, capital stock, premium on sale of shares, and retained earnings were restated using adjustment factors obtained from the NCPI.

Capital stock, stock premium, retained earnings and other accumulated comprehensive incom items were restated using adjustment factors obtained from the NCPI.

Other accumulated comprehensive income items include the deficit from restatement of stockholders equity, which consists of the accumulated monetary position gain determined at the time the provisions of Bulletin B-10 were first applied, derived from the spun-off company (Grupo Carso), and the result from holding non-monetary assets, which represents the net difference between restatement by the specific-indexation method and the

constant-peso-value method and the effects of instruments available for sale, the effects of foreign currency translation, the result from holding non-monetary items, the effect of repurchase of shares of subsidiaries net of replacement and the initial effect of the provision for vacations.

The net monetary position gain represents the effect of inflation on monetary assets and liabilities. The related amounts were included in the statements of income as part of the caption Comprehensive financing cost.

The statement of changes in financial position is prepared in conformity with Mexican accounting Bulletin B-12, Statement of Changes in the Financial Position, based on financial statements expressed in constant pesos. Bulletin B-12 identifies the source and application of resources representing differences between beginning and ending financial statement balances in constant Mexican pesos. In conformity with this bulletin, monetary foreign exchange gains and losses are not treated as resources provided by operating activities.

d) Cash equivalents, marketable securities and instruments available for sale

Cash equivalents consist basically by time deposits in financial institutions with original maturities of 90 days or less.

In April 2004, the Mexican Institute of Public Accountants issued amendments to Bulletin C-2, Financial Instruments.
The observance of Bulletin C-2 is compulsory for fiscal years beginning on January 1, 2005, although earlier observance is recommended. Such amendments establish that, unlike the previous Bulletin C-2, changes in the fair value of instruments classified as available-for-sale are to be disclosed in stockholders equity.

Telmex adopted the provisions of this new accounting pronouncement in 2004, which gave rise to a charge to stockholders equity of Ps. 1,141,668 in the caption Other accumulated comprehensive income items.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM

CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2006

ANALYSIS OF INVESTMENTS IN SHARES

SUBSIDIARIES

CONSOLIDATED

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
TELMEX	COMUNICATIONS	9,932,000,000	45.86
MULTIMEDIA CORPORATIVO,S.A. DE C.V.	SOCIETES ADMINSITRATION	600,000	100.00
EMPRESAS Y CONTROLES, S.A. DE C.V.	SOCIETES ADMINISTRATION	230,336,849	100.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 1 YEAR: 2006

CARSO GLOBAL TELECOM, S.A. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos) ACQUISITION COST	BOOK VALUE
NET SERVICIOS DE CUMUNICACAO, S.A.	SERVICIES OF TV.	1,466,390,025	37.11	3,656,996	404,881
CENTRO HISTORICO DE LA CIUDAD DE MEXICO	SERVICIES INM.	80,020,000	21.77	80,020	107,618
GRUPO TELVISTA, S.A. DE C.V.	SERVICIES	450	45.00	510,138	403,443
TM AND MS, LLC	INTERNET(T1MSN)	1	50.00	29,621	31,558
OTHERS ASSOCIATES		1	0.00	0	97,819
TOTAL INVESTMENT IN ASSOCIATES				4,276,775	1,045,319
OTHER PERMANENT INVESTMENTS					6,986
TOTAL				4,276,775	1,052,305

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM

QUARTER: 1 YEAR: 2006

CARSO GLOBAL TELECOM, S.A. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS														
FOREIGN TRADE														
BBVA BANCOMER	26/02/2007	6.65	0	800,000	0	0	0	0						
BBVA BANCOMER	10/10/2006	5.13	0	0	500,000	0	0	0						
BBV ARGENTINA, S.A.	22/12/2007	5.45							0	176,160	176,760	0	0	0
BANCO SANTANDER CH NY	22/12/2009	4.90							0	30,944	30,944	6,072	2,980	0
BANK OF AMERICA	14/04/2006	4.95							0	20,229	0	0	0	0
CITIBANK, N.A.	15/07/2004	5.00							0	0	0	0	16,426,500	0
CITIBANK, N.A.	15/07/2004	5.13							0	0	0	0	0	10,951,000
DEXIA BANK	31/12/2014	5.70							0	270,985	270,985	304,159	304,159	246,624
EXPORT DEVELOPMENT	22/04/2008	5.25							0	209,178	42,478	17,801	5,734	0
JAPAN BANK FOR INT.COOP.	31/03/2022	2.00							0	938,676	938,676	938,676	938,676	1,877,220
SOCIETE GENERALE PARIAS	14/05/2007	5.44							0	844	15	0	0	0
BBVA BANCOMER (1)	10/10/2006	4.40							0	95,407	0	0	0	0
BANAMEX	27/08/2005	7.18							0	95,837	0	0	0	0
VARIAS INSTITUCIONES (1)	26/06/2006	4.28							0	603,157	1,648,823	495,079	384,714	684,578
VARIAS INSTITUCIONES (1)	24/12/2006	2.75							0	948,761	2,762,955	196,924	146,669	224,042
CHASE MANHATAN	13/08/2010	4.37							0	0	0	0	0	2,190,200
CHASE MANHATAN	23/02/2007	4.33							0	5,585,010	0	0	0	0
WACHOVIA	20/09/2006	3.37							0	0	0	0	1,095,100	0
DRESNER	18/04/2009	4.31							0	0	0	0	1,095,100	0
DRESNER	04/02/2008	4.38							0	0	0	1,095,100	0	0
DRESNER	31/03/2008	4.31							0	0	0	1,095,100	0	0
SANTANDER	15/04/2010	4.15							0	0	0	0	0	1,095,100
SANTANDER	18/03/2009	4.49							0	0	0	0	0	1,095,100
SANTANDER	27/02/2009	4.40							0	0	0	0	1,095,100	0
SANTANDER	05/05/2009	4.29							0	0	0	0	0	1,095,100
BANK OF AMERICA	12/06/2006	5.13							0	1,057,773	0	0	0	0
PAINEWEBBER RMA	11/11/2006	5.13							0	834,255	0	0	0	0
SECURED														
COMMERCIAL BANKS														
		0.00							0	0	0	0	0	0
		0.00							0	0	0	0	0	0
		0.00							0	0	0	0	0	0
		0.00							0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM

QUARTER: 1 YEAR: 2006

CARSO GLOBAL TELECOM, S.A. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $) — Time Interval						Amortization of Credits in Foreign Currency (Thousands of $) — Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
		0.00							0	0	0	0	0	0
		0.00							0	0	0	0	0	0
		0.00							0	0	0	0	0	0
		0.00							0	0	0	0	0	0
		0.00							0	0	0	0	0	0
		0.00							0	0	0	0	0	0
		0.00							0	0	0	0	0	0
		0.00							0	0	0	0	0	0
		0.00							0	0	0	0	0	0
		0.00							0	0	0	0	0	0
		0.00							0	0	0	0	0	0
		0.00							0	0	0	0	0	0
		0.00							0	0	0	0	0	0
		0.00							0	0	0	0	0	0
		0.00							0	0	0	0	0	0
		0.00							0	0	0	0	0	0
		0.00							0	0	0	0	0	0
OTHER														
TOTAL BANKS			0	800,000	500,000	0	0	0	0	10,867,216	5,871,636	4,148,911	21,494,732	19,458,964

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 1 YEAR: 2006

CARSO GLOBAL TELECOM, S.A. DE C.V.

CREDITS BREAK DOWN

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET														
LISTED STOCK EXCHANGE														
UNSECURED														
PAPEL COMERCIAL	17/04/2006	7.59	0	867,081	0	0	0	0						
PAPEL COMERCIAL	17/04/2006	7.59	0	766,646	0	0	0	0						
PAGARE A MEDIANO PLAZO	20/07/2007	7.50	0	0	1,310,962	0	0	0						
CERTIFICADOS BURSATILES	23/08/2007	8.80	0	0	1,000,000	0	0	0						
CERTIFICADOS BURSATILES	28/11/2008	8.52	0	0	1,350,000	0	0	0						
CERTIFICADOS BURSATILES	04/09/2008	8.80	0	0	1,000,000	0	0	0						
CERTIFICADOS BURSATILES	01/09/2010	8.54	0	0	750,000	0	0	0						
CERTIFICADOS BURSATILES	23/10/2008	8.51	0	0	2,250,000	0	0	0						
CERT. BURSATILES TLMX 01	31/05/2012	11.05	0	0	0	1,000,000	400,000	300,000						
CERT. BURSATILES TLMX 01	26/10/2007	8.44	0	0	0	3,250,000	0	0						
SEÑIOR NOTES PESOS	31/01/2016	8.75	0	0	0	0	0	4,500,000						
CERT. BURSATILES TLMX 01	09/02/2007	8.34	0	1,650,000	0	0	0	0						
SECURED														
PRIVATE PLACEMENTS														
UNSECURED														
SEÑIOR NOTE DUE 2008	19/11/2008	0.00							0	0	0	10,951,000	0	0
SEÑIOR NOTE DUE 2008	27/01/2015	0.00							0	0	0	0	0	8,760,800
SEÑIOR NOTE DUE 2008	27/01/2015	0.00							0	0	0	0	10,403,450	0
SECURED														
TOTAL STOCK MARKET			0	3,283,727	7,660,962	4,250,000	400,000	4,800,000	0	0	0	10,951,000	10,403,450	8,760,800

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM

CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2006

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution			Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS														
TOTAL SUPPLIERS			0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS														
OTROS		0.00	0	25,963,579	0	0	0	0						
TOTAL			0	30,047,306	8,160,962	4,250,000	400,000	4,800,000	0	10,867,216	5,871,636	15,099,911	31,698,182	28,219,764

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2006

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	2,873,480	31,467,483	1,269,696	13,904,438	45,371,921
LIABILITIES POSITION	8,354,457	91,489,661	1,227,515	13,442,523	104,932,184
SHORT-TERM LIABILITIES POSITION	1,022,638	11,198,910	1,154,577	12,643,776	23,842,686
LONG-TERM LIABILITIES POSITION	7,331,819	80,290,751	72,938	798,747	81,089,498
NET BALANCE	(5,480,977)	(60,022,178)	42,181	461,915	(59,560,263)

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 1 YEAR: 2006
CARSO GLOBAL TELECOM, S.A. DE C.V.

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	43,827,202	145,946,692	(102,119,490)	0.59	(602,505)
FEBRUARY	34,071,001	136,476,945	(102,405,944)	0.25	(256,015)
MARCH	36,056,283	137,434,744	(101,378,461)	0.10	(101,378)
RESTATEMENT				0.00	(1,770)
CAPITALIZATION				0.00	0
FOREIGN CORP.				0.00	45,570
OTHER				0.00	89,931
TOTAL					(826,167)

NOTES

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

NO APPLY

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 1 YEAR: 2006

CARSO GLOBAL TELECOM, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
NO APPLY		0	0.00

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 1 YEAR: 2006

CARSO GLOBAL TELECOM, S.A. DE C.V.

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO APPLY					0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2006

SALES DISTRIBUTION BY PRODUCT

SALES

CONSOLIDATED

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
SERVICIES LOCAL	0	13,735,943	0.0		
DOMESTIC LONG DISTAN	0	5,898,104	0.0		
INTERCONNECTION	0	3,922,451	0.0		
CORPORATE NETWORKS	0	2,583,029	0.0		
INTERNET	0	2,154,980	0.0		
OTHERS	0	1,185,385	0.0		
FOREIGN SALES					
SERVICIES LOCAL	0	937,407	0.0		
LONG DISTANCE	0	984,826	0.0		
INTERCONNECTION	0	6,273,266	0.0		
CORPORATE NETWORKS	0	196,891	0.0		
INTERNET	0	2,283,881	0.0		
OTHERS	0	905,263	0.0		
SERVICIES INTERNATIO	0	494,087	0.0		
TOTAL		41,555,513			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 1 YEAR: 2006

CARSO GLOBAL TELECOM, S.A. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
SERVICIES LOCAL	0	937,407			
LONG DISTANCE	0	984,826			
INTERCONNECTION	0	6,273,266			
CORPORATE NETWORKS	0	196,891			
INTERNET	0	2,283,881			
OTHERS	0	905,263			
SERVICIES INTERNATIO	0	494,087			
FOREIGN SUBSIDIARIES					

TOTAL	12,075,621	

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2006

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A-1	0.0000	4	3,497,375,500	0	0	3,497,375,500	1,176,785	0
TOTAL			3,497,375,500	0	0	3,497,375,500	1,176,785	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 3,497,375,500

NOTES

THOUSANDS OF PESOS

	1Q. 2006 JAN-MARCH	% OF ADVANCE	TOTAL	BUDGET 2006	% OF ADVENCE
DATAS	528,722	12.9	528,722	4,093,975	12.9
REVENUES LOCAL	123,091	8.2	123,091	1,502,433	8.2
NETWORKS	358,903	11.4	358,903	3,134,896	11.4
EQUIPAMENT NETWORKS	31,697	1.4	31,697	2,233,687	1.4
SISTEMS	33,436	4.8	33,436	699,445	4.8
OTHES	385,763	7.2	385,763	5,358,297	7.2
INVERSTMENT TELMEX MEX	1,461,612	8.6	1,461,612	17,022,733	8.6
LATINAMERICA	361,673	18.1	361,673	2,003,691	
EMBRATEL	1,773,856	25.9	1,773,856	6,859,449	
TOTAL INVERSTMENT	3,597,141	13.9	3,597,141	25,885,873	

- Significant Accounting Policies

The accompanying consolidated financial statements were prepared in conformity with generally accepted accounting principles in Mexico. The significant accounting policies and practices followed in the preparation of the financial statements are described below:

a) Consolidation and basis of translation of financial statements of foreign subsidiaries

At December 31, 2005, Telecom owns 43.91% (40.33% in 2004) of the total number of Telmex shares issued and outstanding. Of this equity interest, Telecom holds 70.89% and 70.58% of the voting shares of Telmex at December 31, 2005 and 2004, respectively (see Note 4). Additionally, Telecom indirectly owns through a subsidiary 1.06% in 2005 (0.42% in 2004) of Telmex shares issued and outstanding.

The consolidated financial statements include the accounts of Carso Global Telecom, S.A. de C.V. and its subsidiaries. All the companies operate in the telecommunications sector or they provide services to companies operating in this sector.

The results of operations of the subsidiaries and affiliates were included in Telecoms financial statements as of the month following the acquisition.

All significant intercompany accounts and transactions have been eliminated in consolidation. Minority interest refers to certain foreign subsidiaries in which the Company does not hold all of the shares.

All balance sheet amounts, except for stockholders equity, were translated at the prevailing exchange rate at year-end; stockholders equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The statement of income amounts were translated at the prevailing exchange rate at the end of the reporting period. The translation into Mexican pesos is carried out after the related balances or transactions have been restated based on the inflation rate of the country in which the subsidiary operates.

Exchange differences and the monetary position effect derived from intercompany monetary items were eliminated from the consolidated statements of income.

Translation differences are included in the caption Effect of translation of foreign entities and are included in stockholders equity as part of the caption Other comprehensive income items.

The financial statements at December 31, 2004 of the subsidiaries abroad were restated to constant pesos as of December 31, 2005 based on the inflation rate in Mexico. The effect of inflation and exchange differences were immaterial.

The financial statements of the subsidiary Global Telecom, LLC (Global), located in the United States of America (U.S.A.) were translated into Mexican pesos, considering Globals transactions as foreign operations. Consequently, the non-monetary items of Globals financial statements were translated at the historical exchange rate, recognizing the effects of inflation in Mexico in conformity with Mexican GAAP. Global survived as a foreign company through May 15, 2005; however, on May 16, 2005, Global was repatriated under the laws of Mexico and changed its corporate name to Corporativo Global Telecom, S.A. de C.V. On July 1, 2005, Global was merged with Empresas y

Controles de Comunicación, S.A. de C.V., another subsidiary of Telecom.

The minority interest shown in the accompanying financial statements basically refers to the equity interest of other Telmex stockholders.

EXHIBIT BB

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 2 YEAR: 2006

CARSO GLOBAL TELECOM, S.A. DE C.V.

BALANCE SHEETS

AT JUNE 30 OF 2006 AND 2005

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	TOTAL ASSETS	267,504,218	100	272,699,669	100
s02	CURRENT ASSETS	55,815,248	21	65,670,961	24
s03	CASH AND SHORT-TERM INVESTMENTS	17,102,167	6	30,432,432	11
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	27,316,719	10	23,573,807	9
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	5,969,542	2	8,409,022	3
s06	INVENTORIES	1,157,300	0	1,062,114	0
s07	OTHER CURRENT ASSETS	4,269,520	2	2,193,586	1
s08	LONG-TERM	1,725,789	1	1,280,837	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	1,718,777	1	1,048,922	0
s11	OTHER INVESTMENTS	7,012	0	231,915	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	157.795.203	59	153.279.987	56
s13	LAND AND BUILDINGS	0	0	0	0
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	469,453,307	175	428,996,902	157
s15	OTHER EQUIPMENT	0	0	0	0
s16	ACCUMULATED DEPRECIATION	320,301,195	120	282,759,210	104
s17	CONSTRUCTION IN PROGRESS	8,643,091	3	7,042,295	3
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	23,433,515	9	19,367,115	7
s19	OTHER ASSETS	28.734.463	11	33.100.769	12
s20	TOTAL LIABILITIES	170,225,304	100	173,852,357	100
s21	CURRENT LIABILITIES	43,197,666	25	54,484,291	31
s22	SUPPLIERS	0	0	0	0
s23	BANK LOANS	11,967,668	7	6,390,354	4
s24	STOCK MARKET LOANS	1,650,000	1	13,421,068	8
s25	TAXES PAYABLE	3,217,509	2	3,761,637	2
s26	OTHER CURRENT LIABILITIES	26,362,489	15	30,911,232	18
s27	LONG-TERM LIABILITIES	109,250,382	64	102,826,805	59
s28	BANK LOANS	60,798,651	36	57,389,190	33
s29	STOCK MARKET LOANS	48,451,731	28	45,437,615	26
s30	OTHER LOANS	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	17,777,256	10	16,541,261	10
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	97,278,914	100	98,847,312	100
s34	MINORITY INTEREST	66,224,749	68	71,282,814	72
s35	MAJORITY INTEREST	31,054,165	32	27,564,498	28
s36	CONTRIBUTED CAPITAL	6,688,394	7	6,704,019	7
s79	CAPITAL STOCK	6,108,352	6	6,123,977	6
s39	PREMIUM ON ISSUANCE OF SHARES	580,042	1	580,042	1
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	24,365,771	25	20,860,479	21
s42	RETAINED EARNINGS AND CAPITAL RESERVES	45,191,629	46	39,520,937	40
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(20,825,858)	(21)	(18,660,458)	(19)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM | QUARTER: 2 | YEAR: 2006

CARSO GLOBAL TELECOM, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	17,102,167	100	30,432,432	100
s46	CASH	1,798,082	11	1,997,424	7
s47	SHORT-TERM INVESTMENTS	15,304,085	89	28,435,008	93
s07	OTHER CURRENT ASSETS	4,269,520	100	2,193,586	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	1,472,427	34	479,793	22
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	2,797,093	66	1,713,793	78
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	23,433,515	100	19,367,115	100
s48	DEFERRED EXPENSES (NET)	4,821,869	21	4,182,261	22
s49	GOODWILL	18,611,646	79	15,184,854	78
s51	OTHER	0	0	0	0
s19	OTHER ASSETS	28,734,463	100	33,100,769	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	20,458,299	71	24,508,034	74
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	5,790,210	20	6,113,351	18
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	2.485.954	9	2.479.384	7
s21	CURRENT LIABILITIES	43,197,666	100	54,484,291	100
s52	FOREIGN CURRENCY LIABILITIES	10,667,668	25	18,696,540	34
s53	MEXICAN PESOS LIABILITIES	32,529,998	75	35,787,751	66
s26	OTHER CURRENT LIABILITIES	26,362,489	100	30,911,232	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	1,680,559	6	3,421,561	11
s89	INTEREST LIABILITIES	1,935,689	7	2,592,587	8
s68	PROVISIONS	211	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	22,746,030	86	24,897,084	81
s27	LONG-TERM LIABILITIES	109,250,382	100	102,826,805	100
s59	FOREIGN CURRENCY LIABILITIES	92,141,226	84	87,639,194	85
s60	MEXICAN PESOS LIABILITIES	17,109,156	16	15,187,611	15
s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	17,777,256	100	16,541,261	100
s66	DEFERRED TAXES	15,398,610	87	14,610,151	88
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	2,378,646	13	1,931,110	12
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	CAPITAL STOCK	6,108,352	100	6,123,977	100
s37	CAPITAL STOCK (NOMINAL)	1,175,134	19	1,190,505	19
s38	RESTATEMENT OF CAPITAL STOCK	4,933,218	81	4,933,472	81

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	45,191,629	100	39,520,937	100
s93	LEGAL RESERVE	1,064,541	2	1,064,541	3
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	38,190,413	85	33,043,322	84
s45	NET INCOME FOR THE YEAR	5,936,675	13	5,413,074	14
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(20,825,858)	100	(18,660,458)	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(17,615,836)	85	(15,450,436)	83
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(3,210,022)	15	(3,210,022)	17
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

BALANCE SHEETS

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REFS	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
s57	OTHER CURRENT LIABILITIES WITH COST	0	0
s63	OTHER LOANS WITH COST	0	0
s72	WORKING CAPITAL	12,617,582	11,186,670
s73	PENSIONS AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	118	123
s75	EMPLOYEES (*)	24,323	26,818
s76	WORKERS (*)	50,992	51,054
s77	OUTSTANDING SHARES (*)	3,492,470,400	3,538,151,870
s78	REPURCHASED SHARES (*)	442,606,643	396,925,173
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 2 YEAR: 2006

CARSO GLOBAL TELECOM, S.A. DE C.V.

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO JUNE 30 OF 2006 AND 2005

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	84,499,216	100	83,973,101	100
r02	COST OF SALES	45,200,623	53	45,352,006	54
r03	GROSS PROFIT	39,298,593	47	38,621,095	46
r04	OPERATING EXPENSES	14,515,035	17	15,135,067	18
r05	OPERATING INCOME	24,783,558	29	23,486,028	28
r06	INTEGRAL FINANCING COST	2,963,230	4	2,588,228	3
r07	INCOME AFTER INTEGRAL FINANCING COST	21,820,328	26	20,897,800	25
r08	OTHER EXPENSE AND INCOME (NET)	(2,289)	0	(123,312)	0
r44	SPECIAL ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	21,822,617	26	21,021,112	25
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	7,917,495	9	7,478,523	9
r11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	13,905,122	16	13,542,589	16
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	163,064	0	(29,104)	0
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	14,068,186	17	13,513,485	16
r14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	14,068,186	17	13,513,485	16
r16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
r18	NET CONSOLIDATED INCOME	14.068.186	17	13.513.485	16
r19	NET INCOME OF MINORITY INTEREST	8,131,511	10	8,100,411	10
r20	NET INCOME OF MAJORITY INTEREST	5,936,675	7	5,413,074	6

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 2 YEAR: 2006

CARSO GLOBAL TELECOM, S.A. DE C.V.

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	84,499,216	100	83,973,101	100
r21	DOMESTIC	59,145,900	70	61,854,822	74
r22	FOREIGN	25,353,316	30	22,118,279	26
r23	TRANSLATED INTO DOLLARS (***)	2,224,502	3	1,923,531	2
r06	INTEGRAL FINANCING COST	2,963,230	100	2,588,228	100
r24	INTEREST EXPENSE	3,884,638	131	4,388,540	170
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	185,065	6	296,718	11
r26	INTEREST INCOME	1,130,900	38	2,266,063	88
r46	OTHER FINANCIAL PRODUCTS	845,619	29	92,757	4
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	1,529,467	52	1,180,573	46
r28	RESULT FROM MONETARY POSITION	(659,421)	(22)	(918,783)	(35)
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	7,917,495	100	7,478,523	100
r32	INCOME TAX	7,529,495	95	7,793,438	104
r33	DEFERRED INCOME TAX	(1,072,221)	(14)	(2,102,082)	(28)
r34	EMPLOYEES' PROFIT SHARING EXPENSES	1,460,221	18	1,787,167	24
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 2 YEAR: 2006

CARSO GLOBAL TELECOM, S.A. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	84,499,217	83,973,102
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	170,399,513	167,721,209
r39	OPERATING INCOME (**)	60,980,908	49,247,614
r40	NET INCOME OF MAJORITY INTEREST (**)	11,802,240	11,557,392
r41	NET CONSOLIDATED INCOME (**)	28,960,911	32,026,921
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	11,311,337	12,016,865

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 2 YEAR: 2006

CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM APRIL THE 1st TO JUNE 30 OF 2006 AND 2005 CONSOLIDATED

(Thousands of Mexican Pesos) Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	42,442,714	100	41,746,719	100
rt02	COST OF SALES	22,934,568	54	22,674,662	54
rt03	GROSS PROFIT	19,508,146	46	19,072,057	46
rt04	OPERATING EXPENSES	7,464,784	18	7,712,040	18
rt05	OPERATING INCOME	12,043,362	28	11,360,017	27
rt06	INTEGRAL FINANCING COST	1,574,552	4	1,236,196	3
rt07	INCOME AFTER INTEGRAL FINANCING COST	10,468,810	25	10,123,821	24
rt08	OTHER EXPENSE AND INCOME (NET)	(2,289)	0	(167,218)	0
rt44	SPECIAL ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	10,471,099	25	10,291,039	25
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	3,806,010	9	3,113,422	7
rt11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	6,665,089	16	7,177,617	17
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	100,791	0	(17,917)	0
rt13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	6,765,880	16	7,159,700	17
rt14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
rt15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	6,765,880	16	7,159,700	17
rt16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
rt17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
rt18	NET CONSOLIDATED INCOME	6,765,880	16	7,159,700	17
rt19	NET INCOME OF MINORITY INTEREST	4,053,491	10	4,053,358	10
rt20	NET INCOME OF MAJORITY INTEREST	2,712,389	6	3,106,342	7

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM | QUARTER: 2 | YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

CARSO GLOBAL TELECOM, S.A. DE C.V.

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	42,442,714	100	41,746,719	100
rt21	DOMESTIC	29,309,926	69	30,319,400	73
rt22	FOREIGN	13,132,788	31	11,427,319	27
rt23	TRANSLATED INTO DOLLARS (***)	1,121,806	3	1,048,680	3
rt06	INTEGRAL FINANCING COST	1,574,552	100	1,236,196	100
rt24	INTEREST EXPENSE	1,728,001	110	1,908,822	154
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	128,267	8	244,716	20
rt26	INTEREST INCOME	584,722	37	1,062,584	86
rt46	OTHER FINANCIAL PRODUCTS	266,065	17	40,755	3
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	402,225	26	389,653	32
rt28	RESULT FROM MONETARY POSITION	166,846	11	(203,656)	(16)
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	3,806,010	100	3,113,422	100
rt32	INCOME TAX	3,325,902	87	3,457,633	111
rt33	DEFERRED INCOME TAX	(182,088)	(5)	(1,052,326)	(34)
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	662,196	17	708,115	23
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	5,786,144	5,692,963

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM

QUARTER: 2 YEAR: 2006

CARSO GLOBAL TELECOM, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO JUNE 30 OF 2006 AND 2005

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c01	CONSOLIDATED NET INCOME	14,068,186	13,513,485
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	4,420,308	5,009,330
c03	RESOURCES FROM NET INCOME FOR THE YEAR	18,488,494	18,522,815
c04	RESOURCES PROVIDED OR USED IN OPERATION	(12,012,299)	(8,626,674)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	6,476,195	9,896,141
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	3,264,379	(687,962)
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(2,370,794)	(2,537,214)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	893,585	(3,225,176)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(13,759,654)	(7,065,928)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(6,389,874)	(394,963)
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	23,492,041	30,827,395
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	17,102,167	30,432,432

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM

QUARTER: 2 YEAR: 2006

CARSO GLOBAL TELECOM, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	4,420,308	5,009,330
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	12,551,819	13,157,176
c41	+ (-) OTHER ITEMS	(8,131,511)	(8,147,846)
c04	RESOURCES PROVIDED OR USED IN OPERATION	(12,012,299)	(8,626,674)
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(302,164)	232,310
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(583,239)	(236,375)
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(5,319,120)	(6,132,746)
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	0	0
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(5,807,776)	(2,489,863)
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	3,264,379	(687,962)
c23	+ BANK FINANCING	10,358,965	3,183,243
c24	+ STOCK MARKET FINANCING	(7,094,586)	(3,871,205)
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(2,370,794)	(2,537,214)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	(1,218)	(235)
c31	(-) DIVIDENDS PAID	(2,278,403)	(2,515,785)
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	(91,173)	(21,194)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(13,759,654)	(7,065,928)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	(5,082,266)	(3,591,121)
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(8,142,800)	(9,190,808)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	80,887	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	(615,475)	5,716,001

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 2 YEAR: 2006

CARSO GLOBAL TELECOM, S.A. DE C.V.

DATA PER SHARE

CONSOLIDATED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT			PREVIOUS YEAR AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	3.36		$	3.29	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
d04	CONTINUING OPERATING PROFIT PER COMMON SHARE (**)	$	3.36		$	3.29	
d05	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d06	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d07	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	8.89		$	7.79	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.00		$	0.00	
d10	DIVIDEND IN SHARES PER SHARE		0.00	acciones		0.00	acciones
d11	MARKET PRICE TO CARRYING VALUE		2.67	veces		2.62	veces
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		14.14	veces		13.41	veces
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	veces		0.00	veces

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 2 YEAR: 2006

CARSO GLOBAL TELECOM, S.A. DE C.V.

RATIOS

CONSOLIDATED

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	16.64	%	16.09	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	38.00	%	41.92	%
p03	NET INCOME TO TOTAL ASSETS (**)	10.82	%	11.74	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	4.68	%	6.79	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.63	veces	0.62	veces
p07	NET SALES TO FIXED ASSETS (**)	1.07	veces	1.11	veces
p08	INVENTORIES TURNOVER (**)	6.10	veces	5.10	veces
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	50.60	dias	43.94	dias
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	10.15	%	9.76	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	63.63	%	63.75	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.74	veces	1.75	veces
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	60.39	%	61.16	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	69.23	%	67.08	%
p15	OPERATING INCOME TO INTEREST PAID	6.37	veces	5.35	veces
p16	NET SALES TO TOTAL LIABILITIES (**)	1.00	veces	0.98	veces
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.29	veces	1.20	veces
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.26	veces	1.18	veces
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.32	veces	0.37	veces
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	39.59	%	55.85	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	21.88	%	22.05	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(14.21)	%	(10.27)	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	1.66	veces	2.25	veces
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	365.31	%	21.33	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	(265.31)	%	78.66	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	59.17	%	130.07	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

NO APPLY

Carso Global Telecom, S.A. de C.V. and subsidiaries (collectively, the Company or Telecom) was incorporated on June 24, 1996 as a result of a spin-off from Grupo Carso, S.A. de C.V. (Carso Group) approved at an extraordinary stockholders meeting held on April 30, 1996.

At December 31, 2005 and 2004, Telecoms principal asset is represented by its investment in the shares of Teléfonos de México, S.A. de C.V. and subsidiaries (Telmex), as well as in other telecommunications companies.

Telmex provides telecommunication services primarily in Mexico. However, as a result of a number of business acquisitions throughout Latin America, starting in 2004, the Company also provides its services in Argentina, Brazil, Chile, Colombia and Peru. Telmex obtains its revenues primarily from telecommunications services, including, among others, domestic and international long-distance and local telephone services, data transmission to corporate networks and internet services, and the interconnection of the subscribers with cellular networks, as well as the interconnection of domestic long-distance operators, cellular telephone companies and local service operators networks with the Telmex local network. Telmex also obtains revenues from other activities related to its telephone operations, such as the sale of advertising in the published telephone directory and the sale of telephone equipment.

a) Consolidation and basis of translation of financial statements of foreign subsidiaries (continued)

All balance sheet amounts, except for stockholders equity, were translated at the prevailing exchange rate at year-end; stockholders equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The statement of income amounts were translated at the prevailing exchange rate at the end of the reporting period. The translation into Mexican pesos is carried out after the related balances or transactions have been restated based on the inflation rate of the country in which the subsidiary operates.

Exchange differences and the monetary position effect derived from intercompany monetary items were eliminated from the consolidated statements of income.

Translation differences are included in the caption Effect of translation of foreign entities and are included in stockholders equity as part of the caption Other comprehensive income items.

The financial statements at December 31, 2004 of the subsidiaries abroad were restated to constant pesos as of December 31, 2005 based on the inflation rate in Mexico. The effect of inflation and exchange differences were immaterial.

The financial statements of the subsidiary Global Telecom, LLC (Global), located in the United States of America (U.S.A.) were translated into Mexican pesos, considering Globals transactions as foreign operations. Consequently, the non-monetary items of Globals financial statements were translated at the historical exchange rate, recognizing the effects of inflation in Mexico in conformity with Mexican GAAP. Global survived as a foreign company through May 15, 2005; however, on May 16, 2005, Global was repatriated under the laws of Mexico and changed its corporate name to Corporativo Global Telecom, S.A. de C.V. On July 1, 2005, Global was merged with Empresas y Controles de Comunicación, S.A. de C.V., another subsidiary of Telecom.

The minority interest shown in the accompanying financial statements basically refers to

the equity interest of other Telmex stockholders.

b) Recognition of revenues

Revenues are recognized at the time services are provided and are subject to managements estimates at the date of the financial statements. Revenues from the sale of prepaid telephone service cards are recognized based on an estimate of the usage of time covered by the prepaid card.

Local service revenues are derived from new-line installation charges, monthly service fees, measured usage charges based on the number of calls made, and other service charges to subscribers. Local service revenues also include measured usage charges based on the number of minutes in the case of prepayment plans.

Revenues from domestic and international long-distance telephone services are determined on the basis of the duration of the calls and the type of service used. All these services are billed monthly, based on the rates authorized by the relevant regulatory bodies of each country. International long-distance service revenues also include the revenues earned under agreements with foreign telephone service providers or operators for the use of facilities in interconnecting international calls. These agreements specify the rates for the use of such international interconnecting facilities.

Revenues from prepaid internet plans are recorded as the service is provided.

c) Recognition of the effects of inflation on financial information

The Company recognizes the effects of inflation on financial information. Consequently, the amounts shown in the accompanying financial statements and in these notes are expressed in thousands of Mexican pesos with purchasing power at December 31, 2005. The restatement factor applied to the financial statements at December 31, 2004 as originally issued was 1.0333, which represents the annual rate of inflation for the period from January 1 through December 31; 2005 based on the Mexican National Consumer Price Index (NCPI) published by Banco de México (the central bank).

Plant, property and equipment and construction in progress were restated as described in Note 4. Telephone plant and equipment depreciation is computed using the straight-line method based on the estimated useful lives of the related assets (see Note 4c).

Inventories for the operation of the telephone plant are valued at average cost and are restated on the basis of specific indexes. The stated value of inventories is similar to replacement value, not in excess of market.

Other non-monetary assets were restated using adjustment factors obtained from the NCPI.

Goodwill, capital stock, premium on sale of shares, and retained earnings were restated using adjustment factors obtained from the NCPI.

Capital stock, stock premium, retained earnings and other accumulated comprehensive incom items were restated using adjustment factors obtained from the NCPI.

Other accumulated comprehensive income items include the deficit from restatement of stockholders equity, which consists of the accumulated monetary position gain determined at the time the provisions of Bulletin B-10 were first applied, derived from the spun-off company (Grupo Carso), and the result from holding non-monetary assets, which represents the net difference between restatement by the specific-indexation method and the

constant-peso-value method and the effects of instruments available for sale, the effects of foreign currency translation, the result from holding non-monetary items, the effect of repurchase of shares of subsidiaries net of replacement and the initial effect of the provision for vacations.

The net monetary position gain represents the effect of inflation on monetary assets and liabilities. The related amounts were included in the statements of income as part of the caption Comprehensive financing cost.

The statement of changes in financial position is prepared in conformity with Mexican accounting Bulletin B-12, Statement of Changes in the Financial Position, based on financial statements expressed in constant pesos. Bulletin B-12 identifies the source and application of resources representing differences between beginning and ending financial statement balances in constant Mexican pesos. In conformity with this bulletin, monetary foreign exchange gains and losses are not treated as resources provided by operating activities.

d) Cash equivalents, marketable securities and instruments available for sale

Cash equivalents consist basically by time deposits in financial institutions with original maturities of 90 days or less.

In April 2004, the Mexican Institute of Public Accountants issued amendments to Bulletin C-2, Financial Instruments.
The observance of Bulletin C-2 is compulsory for fiscal years beginning on January 1, 2005, although earlier observance is recommended. Such amendments establish that, unlike the previous Bulletin C-2, changes in the fair value of instruments classified as available-for-sale are to be disclosed in stockholders equity.

Telmex adopted the provisions of this new accounting pronouncement in 2004, which gave rise to a charge to stockholders equity of Ps. 1,141,668 in the caption Other accumulated comprehensive income items.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM

QUARTER: 2 YEAR: 2006

CARSO GLOBAL TELECOM, S.A. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

SUBSIDIARIES

CONSOLIDATED

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
TELEFONOS DE MEXICO S.A. DE C.V	COMUNICATIONS	10,252,000,000	49.16
MULTIMEDIA CORPORATIVO S.A. DE C.V	SOCIETES ADMINISTRATION	600,000	100.00
EMPRESAS Y CONTROLES S.A. DE C.V.	SOCIETES ADMINISTRATION	230,336,849	100.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM

QUARTER: 2 YEAR: 2006

CARSO GLOBAL TELECOM, S.A. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)	
				ACQUISITION COST	BOOK VALUE
Grupo Televista, S.A. de C.V.	SERVICIES	450	45.00	510,138	419,595
Centro Histórico de la Ciudad de México, S.A. de C	SERVICIES INM.	80,020,000	21.77	80,020	105,535
TM and MS, LLC	Internet (T1MSN)	1	50.00	29,621	36,538
Net Servicos de Comunicao, S.A.	SERVICIES OF TV.	1,317,538,395	43.01	5,211,434	1,059,038
Eidon Software, S.A. de C.V.	SOFTWARE	35,567,911	22.74	35,568	46,069
2Wire, Inc.	INTERNET	12,255,376	18.50	648,400	52,002
TOTAL INVESTMENT IN ASSOCIATES				6,515,181	1,718,777
OTHER PERMANENT INVESTMENTS					7,012
TOTAL				6,515,181	1,725,789

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM

CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $) Time Interval						Amortization of Credits in Foreign Currency (Thousands of $) Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS														
FOREIGN TRADE														
BBVA BANCOMER	26/02/2007	6.65	0	800,000	0	0	0	0						
BBVA BANCOMER	10/10/2006	5.13	0	500,000	0	0	0	0						
BBV ARGENTINA, S.A.	22/12/2007	6.34							0	183,339	91,667	0	0	0
BANCO SANTANDER CH NY	22/12/2009	5.79							0	32,204	19,779	4,193	1,551	0
BBVA BANCOMER	10/10/2006	6.49							0	66,694	0	0	0	0
CITIBANK, N.A.	15/07/2004	5.00							0	0	0	0	17,095,950	0
CITIBANK, N.A.	15/07/2004	5.13							0	0	0	0	-0	11,397,300
DEXIA BANK	31/12/2014	5.70							0	282,030	242,145	202,255	173,917	183,885
EXPORT DEVELOPMENT	22/04/2008	5.25							0	195,594	70,967	50,458	35,331	52,997
JAPAN BANK FOR INT.COOP.	31/03/2022	2.00							0	976,932	976,931	976,931	976,931	1,465,259
SOCIETE GENERALE PARIAS	14/05/2007	5.44							0	92	0	0	0	0
NATEXIS BANQUE	31/03/2022	4.40							0	21,550	21,551	21,551	21,551	174,431
VARIAS INSTITUCIONES (1)	26/06/2006	4.28							0	742,528	1,575,937	589,776	546,141	1,078,492
VARIAS INSTITUCIONES (1)	24/12/2006	2.75							0	2,354,081	2,753,269	229,137	156,794	236,183
CHASE MANHATAN	13/08/2010	4.37							0	0	0	0	0	2,279,461
CHASE MANHATAN	23/02/2007	4.33							0	5,812,624	0	0	0	0
WACHOVIA	20/09/2006	3.37							0	0	0	0	1,139,730	0
DRESNER	18/04/2009	4.31							0	0	1,139,730	0	0	0
DRESNER	04/02/2008	4.38							0	0	1,139,730	0	0	0
SANTANDER	15/04/2010	4.15							0	0	0	0	1,139,730	0
SANTANDER	10/05/2010	4.49							0	0	0	0	1,139,730	0
SANTANDER	07/03/2010	4.40							0	0	0	0	0	1,139,730
SANTANDER	14/04/2011	4.29							0	0	0	0	0	1,139,730
SANTANDER	01/06/2011	4.30							0	0	0	0	0	2,279,460
SANTANDER	18/06/2011	4.29							0	0	0	0	0	2,279,460
BBVA BANCOMER	21/05/2011	4.31							0	0	0	0	0	2,279,460
BBVA BANCOMER	01/06/2011	4.32							0	0	0	0	0	1,139,730
BANCO HSBC	29/05/2011	0.00							0	0	0	0	0	1,139,730
SECURED														
COMMERCIAL BANKS														
		0.00							0	0	0	0	0	0
		0.00							0	0	0	0	0	0
		0.00							0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
		0.00							0	0	0	0	0	0
		0.00							0	0	0	0	0	0
		0.00							0	0	0	0	0	0
		0.00							0	0	0	0	0	0
		0.00							0	0	0	0	0	0
		0.00							0	0	0	0	0	0
		0.00							0	0	0	0	0	0
		0.00							0	0	0	0	0	0
		0.00							0	0	0	0	0	0
		0.00							0	0	0	0	0	0
		0.00							0	0	0	0	0	0
		0.00							0	0	0	0	0	0
		0.00							0	0	0	0	0	0
		0.00							0	0	0	0	0	0
		0.00							0	0	0	0	0	0
		0.00							0	0	0	0	0	0
		0.00							0	0	0	0	0	0
		0.00							0	0	0	0	0	0
OTHER														
TOTAL BANKS			0	1,300,000	0	0	0	0	0	10,667,668	8,031,706	2,074,301	22,427,356	28,265,288

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM

QUARTER: 2 YEAR: 2006

CARSO GLOBAL TELECOM, S.A. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits In Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET														
LISTED STOCK EXCHANGE														
UNSECURED														
PAGARE A MEDIANO PLAZO	20/07/2007	7.50	0	0	1,309,156	0	0	0						
CERTIFICADOS BURSATILES	23/08/2007	8.80	0	0	1,000,000	0	0	0						
CERTIFICADOS BURSATILES	28/11/2008	8.52	0	0	1,350,000	0	0	0						
CERTIFICADOS BURSATILES	04/09/2008	8.80	0	0	1,000,000	0	0	0						
CERTIFICADOS BURSATILES	01/09/2010	8.54	0	0	750,000	0	0	0						
CERTIFICADOS BURSATILES	23/10/2008	8.51	0	0	2,250,000	0	0	0						
CERT. BURSATILES TLMX 01	31/05/2012	11.05	0	0	0	1,000,000	400,000	300,000						
CERT. BURSATILES TLMX 01	26/10/2007	8.44	0	0	0	3,250,000	0	0						
SEÑIOR NOTES PESOS	31/01/2016	8.75	0	0	0	0	0	4,500,000						
CERT. BURSATILES TLMX 01	09/02/2007	8.34	0	1,650,000	0	0	0	0						
SECURED														
PRIVATE PLACEMENTS														
UNSECURED														
SEÑIOR NOTE DUE 2008	19/11/2008	0.00							0	0	0	11,397,300	0	0
SEÑIOR NOTE DUE 2008	27/01/2015	0.00							0	0	0	0	0	9,117,840
SEÑIOR NOTE DUE 2008	27/01/2015	0.00							0	0	0	0	10,827,435	0
SECURED														
TOTAL STOCK MARKET			0	1,650,000	7,659,156	4,250,000	400,000	4,800,000	0	0	0	11,397,300	10,827,435	9,117,840

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM

CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution			Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS														
TOTAL SUPPLIERS			0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS														
OTROS		0.00	0	22,748,030	0	0	0	0						
TOTAL			0	25,696,030	7,659,156	4,250,000	400,000	4,800,000	0	10,667,868	8,031,706	13,471,601	33,254,791	37,383,128

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	3,635,145	41,430,847	1,431,242	16,312,296	57,743,143
LIABILITIES POSITION	9,446,021	107,659,138	1,263,483	14,400,299	122,059,437
SHORT-TERM LIABILITIES POSITION	1,430,179	16,300,180	1,194,847	13,618,031	29,918,211
LONG-TERM LIABILITIES POSITION	8,015,842	91,358,958	68,636	782,268	92,141,226
NET BALANCE	(5,810,876)	(66,228,291)	167,759	1,911,997	(64,316,294)

NOTES

USED TYPE OF CHANGE: 11.3973

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	45,675,748	130,434,292	(84,764,544)	0.59	(500,093)
FEBRUARY	36,286,157	121,522,561	(85,236,404)	0.25	(213,091)
MARCH	38,921,685	123,331,471	(84,409,786)	0.10	(84,410)
APRIL	38,034,375	122,543,284	(84,508,909)	0.13	(109,862)
MAY	41,466,235	125,822,498	(84,356,263)	(0.44)	371,168
JUNE	42,502,992	129,201,848	(86,698,856)	0.16	(138,718)
RESTATEMENT				0.00	15,585
CAPITALIZATION				0.00	0
FOREIGN CORP.				0.00	0
OTHER				0.00	0
TOTAL					(659,421)

NOTES

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

NO APPLY

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM

CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
NO APPLY		0	0.00

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 2 YEAR: 2006

CARSO GLOBAL TELECOM, S.A. DE C.V.

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO APPLY					0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 2 YEAR: 2006
CARSO GLOBAL TELECOM, S.A. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
SERVICIES LOCAL	0	27,387,109	0.0		
DOMESTIC LONG DISTAN	0	11,776,834	0.0		
INTERCONNECTION	0	8,035,226	0.0		
CORPORATE NETWORKS	0	5,243,384	0.0		
INTERNET	0	4,452,690	0.0		
OTHERS	0	2,250,657	0.0		
FOREIGN SALES					
SERVICIES INTERNATIO	0	1,948,915	0.0		
SERVICIES LOCAL	0	2,084,524	0.0		
LONG DISTANCE	0	13,100,616	0.0		
INTERCONNECTION	0	417,296	0.0		
CORPORATE NETWORKS	0	6,053,722	0.0		
INTERNET	0	1,344,958	0.0		
OTHERS	0	403,285	0.0		
TOTAL		84,499,216			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 2 YEAR: 2006

CARSO GLOBAL TELECOM, S.A. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
SERVICIES INTERNATIO	0	1,861,108			
FOREIGN SUBSIDIARIES					
SERVICIES INTERNATIO	0	87,807			
SERVICIES LOCAL	0	2,084,524			
LONG DISTANCE	0	13,100,616			
INTERCONNECTION	0	417,296			
CORPORATE NETWOORKS	0	6,053,722			
INTERNET	0	1,344,958			
OTHERS	0	403,285			
TOTAL		25,353,316			

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A-1	0.0000	4	3,492,470,400	0	0	3,492,470,400	1,175,134	0
TOTAL			3,492,470,400	0	0	3,492,470,400	1,175,134	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 3,492,470,400

NOTES

PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

THOUSANDS OF PESOS

	2Q. 2006 Abp-Jun	% OF ADVANCE	TOTAL	BUDGET 2006	% OF ADVANCE
DATAS	934,385	22.8	1,462,296	4,093,975	35.7
REVENUES LOCAL	187,953	12.4	310,851	1,513,680	20.5
NETWORKS	722,063	22.7	1,080,404	3,179,746	34.0
EQUIPAMENT NETWORKS	321,589	14.1	353,237	2,279,376	15.5
SISTEMS	44,103	6.2	77,488	714,257	10.8
OTHERS	468,592	8.7	853,745	5,370,684	15.9
INVESTMENT TELMEX MEX	2,678,685	15.6	4,138,021	17,151,718	24.1
LATINAMERICA	500,570	25.0	880,471	2,003,691	43.9
EMBRATEL	1,364,330	19.9	3,124,308	6,859,449	45.5
TOTAL INVESTMENT	4,543,585	17.5	8,142,800	26,014,858	

Significant Accounting Policies

The accompanying consolidated financial statements were prepared in conformity with generally accepted accounting principles in Mexico. The significant accounting policies and practices followed in the preparation of the financial statements are described below:

a) Consolidation and basis of translation of financial statements of foreign subsidiaries

At December 31, 2005, Telecom owns 43.91% (40.33% in 2004) of the total number of Telmex shares issued and outstanding. Of this equity interest, Telecom holds 70.89% and 70.58% of the voting shares of Telmex at December 31, 2005 and 2004, respectively (see Note 4). Additionally, Telecom indirectly owns through a subsidiary 1.06% in 2005 (0.42% in 2004) of Telmex shares issued and outstanding.

The consolidated financial statements include the accounts of Carso Global Telecom, S.A. de C.V. and its subsidiaries. All the companies operate in the telecommunications sector or they provide services to companies operating in this sector.

The results of operations of the subsidiaries and affiliates were included in Telecoms financial statements as of the month following the acquisition.

All significant intercompany accounts and transactions have been eliminated in consolidation. Minority interest refers to certain foreign subsidiaries in which the Company does not hold all of the shares.

All balance sheet amounts, except for stockholders equity, were translated at the prevailing exchange rate at year-end; stockholders equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The statement of income amounts were translated at the prevailing exchange rate at the end of the reporting period. The translation into Mexican pesos is carried out after the related balances or transactions have been restated based on the inflation rate of the country in which the subsidiary operates.

Exchange differences and the monetary position effect derived from intercompany monetary items were eliminated from the consolidated statements of income.

Translation differences are included in the caption Effect of translation of foreign entities and are included in stockholders equity as part of the caption Other comprehensive income items.

The financial statements at December 31, 2004 of the subsidiaries abroad were restated to constant pesos as of December 31, 2005 based on the inflation rate in Mexico. The effect of inflation and exchange differences were immaterial.

The financial statements of the subsidiary Global Telecom, LLC (Global), located in the United States of America (U.S.A.) were translated into Mexican pesos, considering Globals transactions as foreign operations. Consequently, the non-monetary items of Globals financial statements were translated at the historical exchange rate, recognizing the effects of inflation in Mexico in conformity with Mexican GAAP. Global survived as a foreign company through May 15, 2005; however, on May 16, 2005, Global was repatriated under the laws of Mexico and changed its corporate name to Corporativo Global Telecom, S.A. de C.V. On July 1, 2005, Global was merged with Empresas y

Controles de Comunicación, S.A. de C.V., another subsidiary of Telecom.

The minority interest shown in the accompanying financial statements basically refers to the equity interest of other Telmex stockholders.

INFORMATION RELATED TO BULLETIN B-15
(FOREIGN CURRENCY TRANSLATION)

EXHIBIT C

Call to the Ordinary Annual Meeting of CARSO GLOBAL TELECOM, S.A DE C.V.

Date of Receipt at BMV: March 24 2004 09:06:00.0

Prefix:
CONVOCAA

Ticker code:
TELECOM

Series:

Corporate name:
CARSO GLOBAL TELECOM

Meeting type:
ORDINARY ANNUAL

Date of event:
April 29 2004

Lugar:
MARINA NACIONAL #365 ESQUINA CON BAHIA DE CHACHALACAS, COL. VERONICA ANZURES, MEXICO, D.F., EN EL AUDITORIO "VERONICA".

Time:
12:30

Agenda:
I. Presentation and as applicable, approval of the report of the Board of Directors regarding the financial year ended 31 December 2003 under the terms of Article 172 of the General Corporations Law including the financial statements of the Company to that date and the report of the Statutory auditor and the Audit Committee and the report regarding the subsidiaries of the Company, including a proposal for the application of revenue. Resolutions in this respect.

II. Ratification, as applicable, of the actions of the Board of Directors during financial year 2003 and the appointment or ratification, as applicable, of the appointment of the members of the Board of Directors of the Company, and the appointment or ratification, as applicable, of the Statutory auditors of the company, both Owner-Member and Alternate, as well as the determination of their corresponding remuneration. Resolutions in this respect.

III. Appointment or ratification, as applicable, of the members of the company's committees, as well as the determination of their corresponding remuneration. Resolutions in this respect.

IV. Proposal and as applicable, approval of the maximum amount of resources that may be allotted to the acquisition of company-owned shares during 2004; as well as the proposal and as applicable approval of the general provisions applicable to the acquisition of company-owned shares. Resolutions in this respect.

V. Appointment of delegates that shall comply with the resolutions passed by this Meeting and as applicable, carry out the applicable formalities. Resolutions in this respect.

Attendance requirements:
The shareholders, in order to have the right to attend the Meeting, must deposit, at the offices of the company located at Paseo de las Palmas 736, 1er. piso, Colonia Lomas de Chapultepec, México 11000, Federal District (Telephone 5625-4900 Exts. 3308 and 3309), no later than on the business day prior to the date of the Meeting (business hours of 10:00 A.M. to 6:00 P.M. on business days), the share certificates or receipts of deposit issued by a financial institution, whether domestic or foreign, or by S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, as well as the other legal or fiscal requirements that may be applicable. In exchange for the documents mentioned above, the shareholders recorded in the Nominative Shares Registry Book, shall be granted an admissions card, which must be delivered in order to attend the Meeting. A reminder is given to brokerage firms and other depositories at S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, that in order to receive the admissions card mentioned above, they must

present, as applicable, a list containing the name, domicile, nationality and number of shares of the shareholders represented.

As of the publication date of this Call, the information and the documents related to each one of the items on the Agenda of the Meeting, immediately and gratuitously, are hereby placed at the disposal of the shareholders at the offices of the Secretary of the Board of Directors, located at Blvd. Manuel Ávila Camacho No. 24, 7°. Piso, Lomas de Chapultepec, 11000 Mexico, Federal District, Telephone 5540-9225 (business hours of 10:00 A.M. a 6:00 P.M. on business days), as well as at the offices of the company.

The shareholders may be represented by an authorized attorney-in-fact authorized by means of a powers letters in accordance with the provisions of Article Eighteen of the corporate by-laws of the Company, and Article 14 bis 3 section Six, item c of the Stock Exchange Law. The parties that appear in representation of the shareholders, may evidence their identities by means of a power granted by means of forms drafted by the issuer, which shall be at the disposal of the stock exchange intermediaries that evidence that they represent the shareholders of the issuer by means of S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, at the domicile indicated in the paragraph above or at Paseo de las Palmas 736, 1er. piso, Colonia Lomas de Chapultepec, México 11000, Federal District (Telephone 5625-4900 Exts. 3308 and 3309), within the time period indicated under Article 173 of the General Corporations Law.

Mexico, Federal District, 23 March 2004.

Rafael Robles Miaja
Secretary of the Board of Directors
and Delegate to the Meeting

EXHIBIT D

Call to the Annual Ordinary Meeting for Shareholders of CARSO GLOBAL TELECOM, S.A. DE C.V.

Date of Receipt in the Mexican Stock Market (BMV): April 1, 2005. 08:12:00.0 hours

Prefix:
CONVOCAA

Ticker Symbol:
TELECOM

Series:

Corporate Name:
CARSO GLOBAL TELECOM, S.A. DE C.V.

Type of Shareholders' Meeting:
ANNUAL ORDINARY

Date of Shareholders' Meeting:
April 28, 2005

Location:
AV. MARINA NACIONAL #365, ESQUINA CON BAHIA DE CHACHALACAS, COL. VERONICA ANZURES, MEXICO, DISTRITO FEDERAL,"VERONIC AUDITÓRIUM"

Time:
12:00 p.m.

Agenda:

I. Presentation and, as the case may be, approval of the board of directors' report for the fiscal year ending December 31, 2004, under the terms set forth in Article 172 of the General Corporation and P{artnership Law, including the corporation's financial statements through said date and the statutory auditor's report and the report on the corporation's subsidiaries, which includes a proposal for application of profit. Resolutions regarding such.

II. Ratification, as the case may be of the board of directors' work for fiscal year 2004; the nomination or ratification, as the case may be, of the persons comprising the corporation's board of directors; and the nomination or ratification, as the case may be, of the corporation's statutory auditors, both full and substitute; as well as determination of the corresponding remunerations. Resolutions regarding such.

III. Nomination or ratification, as the case may be, of the persons who comprise the corporation's committees, as well as determination of the corresponding remunerations. Resolutions regarding such.

IV. Proposal and, as the case may be, approval of the maximum amount of resources that may be earmarked for the repurchase of shares for fiscal year 2005, as well as the proposal and, as the case may be, approval of the provisions and policies related to the repurchase of shares. Resolutions regarding such.

V. Designation of the delegates who shall provide follow-up to the resolutions made by this meeting and, as the case may be, who shall notarize them accordingly. Resolutions regarding such.

Attendance Requirements:

In order to have the right to attend the meeting, shareholders must deposit, at the corporation's office

located at Paseo de las Palmas 736, Colonia Lomas de Chapultepec, México 11000, Distrito Federal (tel: 5625-4900, ext. 3318), no later than the business day prior to the celebration of the meeting (between 10:00 a.m. and 6:00 p.m.), the share title deeds or deposit receipts issued by national or foreign financial institution or by the securities depository firm (INDEVAL), as well as the other legal or tax requirements applicable. Upon submission of said documents, the shareholders inscribed in the Registered Share Log shall be issued their admission card, which must be submitted to attend the meeting. Brokerage firms and other depositaries in the INDEVAL are reminded that, in order to receive said admission card, they must submit, as the case may be, a list containing their name, domicile, nationality and number of shares represented thereby.

As of the date the call to meeting is published, the documents and information related to each and every one of the points set forth in the agenda shall be immediately available to the shareholders at the office of the secretary of the board of directors, located at Blvd. Manuel Ávila Camacho No. 24, 7°. Piso, Lomas de Chapultepec, 11000 México, Distrito Federal, tel: 5540-9225 (from 10:00 a.m. to 6:00 p.m. on business days), as well as at the corporation's offices.

Shareholders may be represented by means of an attorney-in-fact authorized with a power of attorney under the terms set forth in the provisions contained in Article Eighteen of the corporation's bylaws and Section Six, Item c, of Article 14 Bis 3 of the Securities Exchange Law. The persons who present themselves in the name of shareholders may accredit their legal status by means of a power-of-attorney granted on the forms drawn up by the issuer, which shall be available to stock-market brokers what accredit representing the issuer's shareholders both at the domicile set forth in the immediately preceding paragraph as well as at Paseo de las Palmas 736, Colonia Lomas de Chapultepec, México 11000, Distrito Federal (tel: 5625-4900, ext. 3318), within the term set forth in Article 173 of the General Corporation and Partnership Law.

Mexico City, Federal District. March 28, 2005.
Rafael Robles Miaja
Secretary of the Board of Directors
and Delegate of the Shareholders' Meeting

EXHIBIT E

Call to the Annual Ordinary Meeting of CARSO GLOBAL TELECOM, S.A DE C.V.

Date of Receipt at BMV: April 6, 2006 12:18:00.0

Prefix:
CONVOCAA

Ticker code:
TELECOM

Series:

Corporate name:
CARSO GLOBAL TELECOM

Meeting type:
ANNUAL ORDINARY

Date of event:
April 27, 2006

Place:
MARINA NACIONAL #365 ESQUINA CON BAHIA DE CHACHALACAS, COL. VERONICA ANZURES, MEXICO, D.F., EN EL AUDITORIO "VERONICA".

Time:
11:30

Agenda:
I. Presentation and as applicable, approval of the report of the Board of Directors regarding the financial year ended December 31, 2005 under the terms of Article 172 of the General Corporations Law including the financial statements of the Company to that date and the report of the Statutory auditor and the Audit Committee and the report regarding the subsidiaries of the Company, including a proposal for the application of revenue. Resolutions in this respect.

II. Ratification, as applicable, of the actions of the Board of Directors during financial year 2005 and the appointment or ratification, as applicable, of the appointment of the members of the Board of Directors of the Company, and the appointment or ratification, as applicable, of the Statutory auditors of the company, both Shareholding-Member and Alternate, as well as the determination of their corresponding remuneration. Resolutions in this respect.

III. Appointment or ratification, as applicable, of the members of the company's committees, as well as the determination of their corresponding remuneration. Resolutions in this respect.

IV. Proposal and as applicable, approval of the maximum amount of resources that may be allotted to the acquisition of company-owned shares during 2006; as well as the proposal and as applicable approval of the general provisions applicable to the acquisition of company-owned shares. Resolutions in this respect.

V. Appointment of delegates that shall comply with the resolutions passed by this Meeting and as applicable, carry out the applicable formalities. Resolutions in this respect.

Attendance requirements:
The shareholders, in order to have the right to attend the Meeting, must deposit, at the offices of the company located at Paseo de las Palmas 736, 1er. piso, Colonia Lomas de Chapultepec, México 11000, Federal District (Telephone 5625-4900 Exts. 3308 and 3309), no later than on the business day prior to the date of the Meeting (business hours of 10:00 A.M. to 6:00 P.M. on business days), the share certificates or receipts of deposit issued by a financial institution, whether domestic or foreign, or by S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, as well as the other legal or fiscal requirements that may be applicable. In exchange for the documents mentioned above, the shareholders recorded in the Nominative Shares Registry Book, shall be granted an admissions card, which must be delivered in order to attend the Meeting. A reminder is given to brokerage firms and other depositories at S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, that in order to receive the admissions card mentioned above, they must

present, as applicable, a list containing the name, domicile, nationality and number of shares of the shareholders represented.

As of the publication date of this Call, the information and the documents related to each one of the items on the Agenda of the Meeting, immediately and gratuitously, are hereby placed at the disposal of the shareholders at the offices of the Secretary of the Board of Directors, located at Blvd. Manuel Ávila Camacho No. 24, 7°. Piso, Lomas de Chapultepec, 11000 Mexico, Federal District, Telephone 5540-9225 (business hours of 10:00 A.M. a 6:00 P.M. on business days), as well as at the offices of the company.

The shareholders may be represented by an authorized attorney-in-fact authorized by means of a powers letters in accordance with the provisions of Article Eighteen of the corporate by-laws of the Company, and Article 14 bis 3 section Six, item c of the Stock Exchange Law. The parties that appear in representation of the shareholders, may evidence their identities by means of a power granted by means of forms drafted by the issuer, which shall be at the disposal of the stock exchange intermediaries that evidence that they represent the shareholders of the issuer by means of S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, at the domicile indicated in the paragraph above or at Paseo de las Palmas 736, 1er. piso, Colonia Lomas de Chapultepec, México 11000, Federal District (Telephone 5625-4900 Exts. 3308 and 3309), within the time period indicated under Article 173 of the General Corporations Law.

Mexico, Federal District, April 6, 2006.

Rafael Robles Miaja
Secretary of the Board of Directors
and Delegate to the Meeting

EXHIBIT F

Ordinary Resolutions Ordinary of CARSO GLOBAL TELECOM, S.A DE C.V.

Date of Receipt at BMV: April 30 2004 15:21:00.0

Prefix:
ACUEORDI

Ticker code:
TELECOM

Series:

Corporate name:
CARSO GLOBAL TELECOM

Meeting type:
ORDINARY

Date of event:
April 29 2004

Attendance percentage:
97.49

Payment date:

Resolutions:
We report that the General Ordinary Shareholders' Meeting of Carso Global Telecom, S.A. de C.V. held on April 29 2004, with a percentage of attendance of 97.49%, adopted the following (most significant) resolutions:

"ONE.- The report that under the terms of Article 172 of the General Corporations Law, was presented by the Board of Directors to the General Ordinary Shareholders' Meeting of Carso Global Telecom, S.A. de C.V., is hereby considered presented and approved. Such report dealt with the operations of the company carried out during financial year ended 31 December 2003. A copy of such report is attached to the file of this Meeting."

"TWO.- The report presented by the Statutory Auditor, Mr. Alberto Tiburcio Celorio, regarding the Financial Statements of Carso Global Telecom, S.A. de C.V. to December 31 2003 is hereby considered presented and approved in all of its terms. A copy of such report is attached to the file of this Meeting."

"THREE. The report presented by the Chairman of the Audit Committee. Mr. José Kuri Harfush, and the undertaking of the same with respect to the activities and functions of such Committee during financial year ended December 31 2003 is hereby considered presented and approved. A copy of such report is attached to the file of this Meeting."

"FOUR.- The financial Statements of Carso Global Telecom, S.A. de C.V. to 31 December 2003 are hereby considered presented and approved. A copy of such financial statements are attached to the file of this Meeting."

"FIVE. In virtue of the above resolutions, the actions of the Board of Directors during financial year ended 31 December 2003 are hereby approved."

"SIX. In virtue of the approval by this Meeting of the Financial Statements corresponding to the financial year ended on December 31 2003, the net revenue of the company was applied, if full, to the revenue account pending distribution, and the reserve fund referred to under Article 20 of the General Corporations Law has been hereby established. It is agreed that the balance of the accumulated revenue indicated, in addition to being at the disposal of the Company, is also at the disposal of the Board of Directors, except for the amount of the legal reserves, and such body is granted the broadest powers to allot such amount, in whole or part, as determined and as applicable to the creation of reserves and/or its distribution as dividends to the shareholders of the company."

"SEVEN.- The actions of the Board of Directors for financial year ended 31 December 2003 are approved and the

appointment as Owner-Member Directors of the following parties is hereby ratified: Mr. Carlos Slim Helú, Mr. Jaime Chico Pardo, Mr. Claudio X. González Laporte, Mr. Carlos Slim Domit, Mr. Juan Antonio Pérez Simón and Mr. Humberto Gutiérrez Olvera Zubizarreta and the appointment as Alternates of the following parties is also ratified: Mr. Arturo Elías Ayub, Mr. Daniel Hajj Aboumrad, Mr. Marco Antonio Slim Domit, Mr. José Kuri Harfush, Mr. Eduardo Valdés Acra and Mr. Patricio Slim Domit."

"EIGHT. The appointment of the following parties as Owner-Statutory Auditor and Alternate Statutory Auditor of the Company, respectively, is hereby approved: Mr. Alberto Tiburcio Celorio and Fernando Espinosa López."

"NINE. In virtue of the resolutions above, it is expressly evidenced that the Board of Directors of the Company has the following members and the alternates shall substitute such members in the order indicated below:

BOARD OF DIRECTORS

OWNERS

Mr. Carlos Slim Helú	Honorary Lifetime Chairman
Mr. Carlos Slim Domit	Chairman
Mr. Jaime Chico Pardo	Vice-Chairman
MR. Humberto Gutiérrez Olvera Zubizarreta	
Mr. Claudio X. González Laporte	
MR. Juan Antonio Pérez Simón	

ALTERNATES

Mr. Arturo Elías Ayub
Mr. Daniel Hajj Aboumrad
Mr. Marco A. Slim Domit
Mr. Patricio Slim Domit
Mr. Eduardo Valdés Acra
Mr. José Kuri Harfush"

"TEN.- The following parties are appointed to the Board of Directors: Mr. Carlos Slim Domit as Chairman of the Board of Directors and Mr. Carlos Slim Helú as the Honorary Lifetime Chairman of the Board of Directors and Mr. Jaime Chico's appointment as the Vice-Chairman of the Board of Directors is also ratified, and Mr. Rafael Robles Miaja's appointment as the Secretary of the Board of Directors is also ratified."

"ELEVEN.- The appointment of Mr. Jaime Chico Pardo as the General Director of the company is ratified."

"TWELVE.- It is hereby agreed to pay the owner-members and alternates of the Board of Directors, the Statutory auditors and Secretary of the Company, as remuneration for carrying out their functions, the amount (in cash) of $11,500.00 (Eleven thousand five hundred Pesos 00/100 Mexican Currency), for their attendance at each meeting of the Boar, or as applicable, 50% of such amount for their attendance at each meeting of the Audit Committee. Such payments are subject to any tax withholdings that may apply."

" THIRTEEN. The following parties are ratified in their appointments as members of the Audit Committee: Mr. José Kuri Harfush, Mr. Eduardo Valdés Acra and Mr. Juan Antonio Pérez Simón."

"FOURTEEN. The consolidation of the Audit Committee of the Board of Directors of Carso Global Telecom, S.A. de C.V., is ratified, as follows:

AUDIT COMMITTEE

Mr. José Kuri Harfush	Chairman
Mr. Eduardo Valdés Acra	
MR. Juan Antonio Pérez Simón"	

"FIFTEEN. Mr. Rafael Robles Miaja is ratified as the Secretary of the Audit Committee of the Company."

"SIXTEEN.- The report related to the status of the acquisition of the Company-owned shares of the company is considered presented, and we note that as of the date of incorporation and up to December 31 2003, the Company has acquired 303,035,043 (three hundred and three million thirty five thousand forty three) shares, which all together represent an amount of $5,043,459,062.00 Mexican Currency (five billion forty three million four hundred fifty nine thousand sixty two Pesos 00/100 Mexican currency). Therefore, in virtue of such acquisition, the amount of the capital stock of the Company that has been affected is equal to the amount of $101,964,322.00 (one hundred and one million nine hundred sixty four thousand three hundred twenty two Pesos 00/100 Mexican Currency), since such shares have

been converted into treasury shares."

"SEVENTEEN.- The amount of $4,000,000,000.00 (Four Billion Pesos 00/100 Mexican Currency) is established as the amount for the acquisition of company-owned shares and such amount is hereby allotted, in full, to acquire the company-owned shares referred to under Section I of Article 14 Bis 3 of the Stock Exchange Law as agreed to or to be agreed to by the Board of Directors of América Telecom, S.A. de C.V. It is hereby evidenced that such amount does not include the amount corresponding to shares re-purchased before the date of this Meeting."

" EIGHTEEN.- It is hereby resolved to authorize the Board of Directors and/or the attorneys-in-fact or delegates appointed by the Board of Directors to carry out the acquisition of company-owned shares and determine, as applicable, the amount of capital stock that may be set aside for the purchase of company-owned shares, and as applicable, convert the shares acquired by the Company as a result of such repurchase into treasury shares. The Board of Directors and/or the appointed attorneys in fact or delegates or the parties responsible for such operations shall determine, in each case, which of the alternatives provided for under Section I, Article 14 Bis 3 shall be used by Carso Global Telecom, S.A. de C.V. as a repurchasing method and the accounting adjustments that in its complete discretion it determines to be necessary or convenient, and in particular, to determine whether the purchase is made against the accounting capital in the measure they belong to the issuer's shares, or as applicable, the capital stock or other corresponding line items, in the event that it is resolved to convert the shares into treasury shares, without the need for a resolution or agreement from this Meeting."

" NINETEEN.- As a consequence of the approval of this Meeting of the determination of the amount for the acquisition of company-owned shares, the purchase is authorized by means of the stock exchange, of the company-owned shares, representing the capital stock of Carso Global Telecom, S.A. de C.V., in compliance with the Policies, on the dates, terms and other conditions that have already been agreed to or that shall be agreed to hereafter by the Board of Directors and/or the attorneys-in-fact appointed by the Board of Directors for such purpose."

"TWENTY.- The policies previous adopted by the Board of Directors of Carso Global Telecom, S.A. de C.V., on 13 March 2001, to continue to be drafted under the approved terms in accordance with the provisions generally applicable to securities issuers and to other securities market participants issued by the National Banking and Securities Commission, and published in the Official Gazette of the Federation on 19 March 2003."

" TWENTY ONE.- It is hereby expressly authorized to make the applicable accounting entries that arise from the above resolutions immediately."

EXHIBIT G

Agreements Made at CARSO GLOBAL, S.A. DE C.V.'s Annual General Ordinary Shareholders' Meeting

Date of Receipt in the Mexican Stock Market (BMV): April 29, 2005. 13:43:00.0 hours

Prefix:
ACUEORDA

Ticker Symbol:
TELECOM

Series:

Corporate Name:
AMERICA TELECOM, S.A. DE C.V.

Type of Shareholders' Meeting:
ANNUAL ORDINARY

Date of Shareholders' Meeting:
April 28, 2005

Percentage of Shareholders in Attendance:
98.15

Payment Date:

Agreements:
The following are among the most important resolutions made at the general ordinary shareholders' meeting of Carso Global Telecom, S.A. de C.V., held on April 28, 2005, with 98.1508% of the shareholders in attendance:

"ONE. The report rendered by the board of directors to the general ordinary shareholders' meeting of Carso Global Telecom, S.A. de C.V., with respect to the corporation's operations during the fiscal year ending on December 31, 2004, is considered submitted and is approved, under the terms therein, in compliance with Article 172 of the General Corporation and Partnership Law. A copy of said report is attached to this meeting's official file."

"TWO. The opinion rendered by the statutory auditor, Mr. Alberto Tiburcio Celorio, C.P.A., with respect to the financial statements of Carso Global Telecom, S.A. de C.V. through December 31, 2004, is considered submitted and is approved, under the terms therein. A copy of said opinion is attached to this meeting's official file."

"THREE. The opinion rendered by the chairman of the auditing committee, Mr. José Kuri Harfush, and concerning said committee's activities and duties during the fiscal year ending on December 31, 2004, is considered submitted and is approved, under the terms therein. A copy of said opinion is attached to this meeting's official file."

"FOUR. The financial statements of Carso Global Telecom, S.A. de C.V. through December 31, 2004 are considered submitted and are approved in full. A copy of said financial statements is attached to this meeting's official file."

"FIVE. By virtue of the foregoing resolutions, the work of the board of directors during the fiscal year ending on December 31, 2004 is approved."

"SIX. By virtue of this meeting's approval of the financial statements corresponding to the fiscal year ending on December 31, 2004, net profit from the FY is applied entirely to the account of profits pending distribution once the reserve fund to which Article 20 of the General Corporation and Partnership Law refers has been met. It is agreed that said balance of accumulated profit, in addition to being available to

the corporation's shareholders' meeting, is also available to the board of directors, with the exception of the amount earmarked for the reserve fund, and the board of directors is granted most ample authority so that to disburse such, in whole or in part, as it deems prudent, for the incorporation of reserves and/or for distribution as dividends to the corporation's shareholders."

"SEVEN. The work of the board of directors during the fiscal year ending on December 31, 2004 is approved, and the following are ratified as full members of the board of directors: Messrs. Jaime Chico Pardo; Carlos Slim Helú; Claudio X. González Laporte; Carlos Slim Domit; Juan Antonio Pérez Simón; and Humberto Gutiérrez Olvera Zubizarreta. The following are ratified as substitute members of the board of directors: Messrs. Arturo Elías Ayub; Daniel Hajj Aboumrad; Marco Antonio Slim Domit; José Kuri Harfush; Eduardo Valdés Acra; and Patrick Slim Domit."

"EIGHT. Mr. Alberto Tiburcio Celorio, C.P.A., and Mr. Fernando Espinosa López are ratified as the corporation's statutory auditor and the substitute statutory auditor, respectively."

"NINE. By virtue of the foregoing resolutions, it is expressly attested that the corporation's board of directors is comprised as follows, and substitutes shall substitute in the order indicated:

BOARD OF DIRECTORS

FULL MEMBERS

Mr. Juan Antonio Pérez Simón	
Mr. Jaime Chico Pardo	Chairman
Mr. Carlos Slim Helú	Honorary Life Chairman
Mr. Carlos Slim Domit	Vice-Chairman
Mr. Humberto Gutiérrez Olvera Zubizarreta, C.P.A.	
Mr. Claudio X. González Laporte	
Mr. Juan Antonio Pérez Simón	

SUBSTITUTE MEMBERS

Mr. Arturo Elías Ayub
Mr. Daniel Hajj Aboumrad
Mr. Marco A. Slim Domit
Mr. Patricio Slim Domit
Mr. Eduardo Valdés Acra
Mr. José Kuri Harfush"

"TEN. Mr. Jaime Chico Pardo, as chairman of the board of directors, ratifies Mr. Carlos Slim Helú as honorary life chairman, Mr. Carlos Slim Domit as vice-chairman and Mr. Rafael Robles Miaja as secretary of the board of directors."

"ELEVEN. Mr. Jaime Chico Pardo is ratified as the corporation's C.E.O."

"TWELVE. It is agreed that the full members, the statutory auditors and the secretary of the corporation's board of directors shall be remunerated with $12,000.00 (twelve thousand and 00/100 MXP) for their attendance at each board of directors' meeting and 50% thereof for attendance by the members of the auditing committee at each meeting thereof. Said payments shall be subject to applicable tax withholdings."

"THIRTEEN. Messrs. José Kuri Harfush, Eduardo Valdés Acra and Juan Antonio Pérez Simón are ratified as members of the auditing committee."

"FOURTEEN. The auditing committee of the board of directors Carso Global Telecom, S.A. de C.V. shall be comprised as follows:

AUDITING COMMITTEE

Mr. José Kuri Harfush	Chairman
Mr. Eduardo Valdés Acra	
Mr. Juan Antonio Pérez Simón, C.P.A."	

"FIFTEEN. Mr. Rafael Robles Miaja is ratified as the secretary of the corporation's auditing committee."

"SIXTEEN.- The report related to the corporation's repurchase of shares is considered rendered, and it is

noted that, from the date of incorporation until December 31, 2004, the corporation has repurchased 396,255,873 (three hundred ninety-six million two hundred fifty-five thousand eight hundred seventy-three) shares, which together represent $6,611,225,967.00 M.N. (six billion[1] six hundred eleven million two hundred twenty-five thousand nine hundred sixty-seven and 00/100 MXP). Therefore, the corporation's capital stock that has been repurchased totals $133,330,987.38 (one hundred thirty-three million three hundred thirty thousand nine hundred eighty-seven and 38/100 MXP) as said shares have become treasury stock."

"SEVENTEEN.- $4,000,000,000.00 M.N. (four billion and 00/100 MXP) is kept as the amount for purchase of the corporation's shares and such is hereby fully earmarked for repurchase of the corporation's shares to which Article 14 Bis 3, Section I, of the Securities Exchange Law refers. Sid amount is available as of the date of the meeting, together with the amount that, as the case may be, results from relocation of shares under applicable provisions. It is attested that said amount includes the shares repurchased as of the meetingheld on April 29, 2004."

"EIGHTEEN.- The board of directors and/or the attorneys-in-fact or delegates designated by the board of directors are authorized to purchase the company's shares, to determine, as the case may be, the amount of capital stock that may be repurchased of the company's shares, in addition to the amount to which the foregoing resolutions refers, and, as the case may be, the shares purchased by the corporation as a consequence of the repurchase that are to be converted into treasury stock. The board of directors and/or designated attorneys-in-fact or delegates, or the persons entrusted with said operations, shall determine, in each case, which of the alternatives set forth in Article 14 Bis 3, Section I, shall be that followed by Carso Global Telecom, S.A. de C.V. as a repurchase method and the accounting adjustments that it deems necessary or prudent and, in particular, shall determine if the purchase is carried out against the equity given the shares pertain to the issuer or, as the case may be, to the capital stock or other accounting areas, in the event that such are converted to treasury stock, without the need for this meeting's making a resolution or agreement regarding such."

"NINETEEN.- As a result of this meeting's approval and determining the amount for repurchase of the shares, the stock-market purchase of said shares representative of the capital stock of Carso Global Telecom, S.A. de C.V. is approved, in compliance with the Policies, on the dates and under the terms and conditions already agreed or to be agreed by the board of directors and/or the attorneys-in-fact designated by the board of directors for said purpose."

"TWENTY.- The Policies previously adopted by the board of directors of Carso Global Telecom, S.A. de C.V. on March 13, 2002, are ratified, and are to be drafted under terms approved in the provisions set forth in the General Provisions Applicable to Share Issuers and Other Securities-Market Participants, issued by the National Banking and Securities Commission and published in the Federal Official Gazette on March 19, 2003."

"TWENTY-ONE.- It is resolved to expressly authorize the immediate accounting of the accounting records resulting from the foregoing resolutions."

"TWENTY-ONE. Messrs. Raúl Humberto Zepeda Ruiz, Armando Ibáñez Vázquez, Verónica Ramírez Villela and Rafael Robles Miaja and Ms. Pamela Mújica Ramos are designated special delegates of this meeting so that, indistinctly, individually, and, should it be necessary, each may: a) appear before the notary public of his/her choosing to notarize all or part of the certificate of this meeting; b) on his/her own or via the persons designated, register the corresponding official notary copy in the Public Commercial Registry of this City; c) issue\ the certificates of these presents or any parts thereof that be necessary; and d) publish the necessary information and carry out any other action to execute and render effective this meeting's resolutions."

[1] Billion: 10^9 [translator's note].

EXHIBIT H

Resolutions of the Annual Ordinary Shareholders' Meeting of CARSO GLOBAL TELECOM, S.A DE C.V.

Date of Receipt at BMV: April 28, 2006 13:02:00.0

Prefix:
ACUEORDA

Ticker code:
TELECOM

Series:

Corporate name:
CARSO GLOBAL TELECOM

Meeting type:
ORDINARY

Date of event:
April 27, 2006

Attendance percentage:
98.76

Payment date:

Resolutions:
We report that the General Ordinary Shareholders' Meeting of Carso Global Telecom, S.A. de C.V. held on April 27, 2006, with a percentage of attendance of 98.76964%, adopted the following (most significant) resolutions:

"ONE.- The report that under the terms of Article 172 of the General Corporations Law, was presented by the Board of Directors to the General Ordinary Shareholders' Meeting of Carso Global Telecom, S.A. de C.V., is hereby considered presented and approved. Such report dealt with the operations of the company carried out during financial year ended December 31, 2005. A copy of such report is attached to the file of this Meeting."

"TWO.- The report presented by the Statutory Auditor, Mr. Alberto Tiburcio Celorio, regarding the Financial Statements of Carso Global Telecom, S.A. de C.V. to December 31, 2005 is hereby considered presented and approved in all of its terms. A copy of such report is attached to the file of this Meeting."

"THREE. The report presented by the Chairman of the Audit Committee. Mr. José Kuri Harfush, and the undertaking of the same with respect to the activities and functions of such Committee during financial year ended December 31, 2005 is hereby considered presented and approved. A copy of such report is attached to the file of this Meeting."

"FOUR.- The financial Statements of Carso Global Telecom, S.A. de C.V. to December 31, 2005 are hereby considered presented and approved. A copy of such financial statements are attached to the file of this Meeting."

"FIVE. In virtue of the above resolutions, the actions of the Board of Directors during financial year ended December 31, 2005 are hereby approved."

"SIX. In virtue of the approval by this Meeting of the Financial Statements corresponding to the financial year ended on December 31, 2005, the net revenue of the company was applied, if full, to the revenue account pending distribution, and the reserve fund referred to under Article 20 of the General Corporations Law has been hereby established. It is agreed that the balance of the accumulated revenue indicated, in addition to being at the disposal of the Company, is also at the disposal of the Board of Directors, except for the amount of the legal reserves, and such body is granted the broadest powers to allot such amount, in whole or part, as determined and as applicable to the creation of reserves and/or its distribution as dividends to the shareholders of the company."

"SEVEN.- The actions of the Board of Directors for financial year ended December 31, 2005 are approved and the

appointment as Shareholding Member Directors of the following parties is hereby ratified: Mr. Jaime Chico Pardo, Mr. Carlos Slim Helú, Mr. Claudio X. González Laporte, Mr. Carlos Slim Domit, Mr. Juan Antonio Pérez Simón and Mr. Humberto Gutiérrez Olvera Zubizarreta and the appointment as Alternates of the following parties is also ratified: Mr. Arturo Elías Ayub, Mr. Daniel Hajj Aboumrad, Mr. Marco Antonio Slim Domit, Mr. José Kuri Harfush, Mr. Eduardo Valdés Acra and Mr. Patricio Slim Domit."

"EIGHT. The ratification of the following parties as Shareholding Statutory Auditor and Alternate Statutory Auditor of the Company, respectively, is hereby approved: Mr. Alberto Tiburcio Celorio and Fernando Espinosa López. Said ratification shall be effective until the new Stock Exchange Law published in the Official Gazette of the Federation on Friday December 30, 2005 comes into full force and effect."

"NINE. In virtue of the resolutions above, it is expressly evidenced that the Board of Directors of the Company has the following members and the alternates shall substitute such members in the order indicated below:

BOARD OF DIRECTORS

SHAREHOLDING MEMBERS

Mr. Jaime Chico Pardo	Chairman
Mr. Carlos Slim Helú	Honorary Lifetime Chairman
Mr. Carlos Slim Domit	Vice-Chairman
Mr. Humberto Gutiérrez Olvera Zubizarreta	
Mr. Claudio X. González Laporte	
Mr. Juan Antonio Pérez Simón	

ALTERNATES

Mr. Arturo Elías Ayub
Mr. Daniel Hajj Aboumrad
Mr. Marco A. Slim Domit
Mr. Patricio Slim Domit
Mr. Eduardo Valdés Acra
Mr. José Kuri Harfush"

"TEN.- The following parties are ratified to the Board of Directors: Mr. Jaime Chico Pardo as Chairman of the Board of Directors, Mr. Carlos Slim Helú as the Honorary Lifetime Chairman of the Board of Directors and Mr. Carlos Slim Domit as Vice-Chairman of the Board of Directors and Mr. Rafael Robles Miaja's appointment as the Secretary of the Board of Directors is also ratified, the last without being a member of said corporate body."

"ELEVEN.- The appointment of Mr. Jaime Chico Pardo as the General Director of the company is ratified."

"TWELVE.- It is hereby agreed to pay the shareholding members and alternates of the Board of Directors, the Statutory auditors and Secretary of the Company, as remuneration for carrying out their functions, the amount (in cash) of $12,000.00 (Twelve thousand 00/100 Mexican Pesos), for their attendance at each meeting of the Board, or as applicable, 50% of such amount for their attendance at each meeting of the Audit Committee. Such payments are subject to any tax withholdings that may apply."

" THIRTEEN. It is hereby evidenced that the Meeting has classified the following parties as independent members: Mr. Claudio X. Gonzalez Laporte, Mr. Juan Antonio Pérez Simon and Mr. José Kuri Harfush as provided by the Stock Exchange Law published in the Official Gazette of the Federation on December 30, 2005."

"FOURTEEN. The following parties are ratified in their appointments as members of the Audit Committee: Mr. José Kuri Harfush, Mr. Eduardo Valdés Acra and Mr. Juan Antonio Pérez Simón. Mr. José Kuri Harfush shall act as Chairman thereof."

"FIFTEEN. The consolidation of the Audit Committee of the Board of Directors of Carso Global Telecom, S.A. de C.V., is ratified, as follows:

AUDIT COMMITTEE

Mr. José Kuri Harfush	Chairman
Mr. Eduardo Valdés Acra	
MR. Juan Antonio Pérez Simón"	

"SIXTEEN. Mr. Rafael Robles Miaja is ratified as the Secretary of the Audit Committee of the Company."

"SEVENTEEN.- The report related to the status of the acquisition of the Company-owned shares of the company is considered presented, and we note that as of the date of incorporation and up to December 31, 2006, the Company has acquired 41,445,670 (forty one million four hundred and forty five thousand six hundred and seventy) shares, which all together represent an amount of $832,562,459,853.66 MXP (eight billion thirty two million five hundred sixty two thousand eight hundred and fifty three 66/100 Mexican Pesos)."

"EIGHTEEN.- It is hereby evidenced that as of the date of this meeting, the Company has a reserve balance and it is hereby resolved to maintain as of the date hereof, the amount of $2,249,000,000.00 MXP (two billion two hundred and forty nine million 00/100 Mexican Pesos) as the amount authorized to acquire its own shares, plus the amount resulting from the placement again of its own shares in the stock market."

"NINETEEN.- It is hereby resolved to authorize the Board of Directors and/or the attorneys-in-fact or delegates appointed by the Board of Directors to carry out the acquisition of company-owned shares and determine, as applicable, the amount of capital stock that may be set aside for the purchase of company-owned shares, and as applicable, convert the shares acquired by the Company as a result of such repurchase into treasury shares. The Board of Directors and/or the appointed attorneys in fact or delegates or the parties responsible for such operations shall determine, in each case, which of the alternatives provided for under Section I, Article 14 Bis 3 shall be used by Carso Global Telecom, S.A. de C.V. as a repurchasing method and the accounting adjustments that in its complete discretion it determines to be necessary or convenient, and in particular, to determine whether the purchase is made against the accounting capital in the measure they belong to the issuer's shares, or as applicable, the capital stock or other corresponding line items, in the event that it is resolved to convert the shares into treasury shares, without the need for a resolution or agreement from this Meeting."

"TWENTY.- As a consequence of the approval of this Meeting of the determination of the amount for the acquisition of company-owned shares, the purchase is authorized by means of the stock exchange, of the company-owned shares, representing the capital stock of Carso Global Telecom, S.A. de C.V., in compliance with the Policies, on the dates, terms and other conditions that have already been agreed to or that shall be agreed to hereafter by the Board of Directors and/or the attorneys-in-fact appointed by the Board of Directors for such purpose."

"TWENTY ONE.- The policies previous adopted by the Board of Directors of Carso Global Telecom, S.A. de C.V., on March 13, 2001, to continue to be drafted under the approved terms in accordance with the provisions generally applicable to securities issuers and to other securities market participants issued by the National Banking and Securities Commission, and published in the Official Gazette of the Federation on March 19, 2003."

" TWENTY TWO.- It is hereby expressly authorized to make the applicable accounting entries that arise from the above resolutions immediately."

" TWENTY THREE.- The following are appointed as special delegates of this meeting: Raul Humberto Zepeda Ruiz, Armando Ibañez Vazquez, Veronica Ramirez Villela, Pamela Mujica Ramos and Rafael Robles Miaja so that any of them may indistinctly, jointly or if necessary: a) appear before a notary public of their choice to notarized all or part of the minutes of this meeting; b) so that personally or through an appointed party, they may register the corresponding notarized transcript in the public registry of commerce of this city; c) issue the certifications of this instrument or of any of their parts that may be necessary; and d) carry out the publications required or any other act to execute and grant full force and effect to the resolutions of this meeting.

Time: 11:30

EXHIBIT I

Relevant Events of CARSO GLOBAL TELECOM, S.A DE C.V.

Date of Receipt at the BMV: September 7, 2004 10:25:00.0

Prefix:
EVENTORE

Ticker Symbol:
TELECOM

Date:
September 7, 2004

Corporate Name:
CARSO GLOBAL TELECOM, S.A. DE C.V.

Place:
PASEO DE LAS PALMAS #736 COL. LOMAS DE CHAPULTEPEC. DELEGACION MIGUEL HIDALGO C.P. 11000, MEXICO D.F.

Matter:
PUBLIC CALL FOR THE ACQUISITION BY MEANS OF AN PUBLIC SALE, OF STOCK CERTIFICATES ISSUED BY CARSO GLOBAL TELECOM SA DE CV TELECOM 04-2

Relevant Events:
BASED ON THE CONDITIONS ESTABLISHED BEFOREHAND BY AND BETWEEN CARSO GLOBAL TELECOM S.A. DE C.V. AND THE BROKERAGE FIRM BBVA BANCOMER, S.A. DE C.V., GRUPO FINANCIERO BBVA BANCOMER, AS THE PLACEMENT AGENTS, HEREBY ISSUES A CALL TO THE GENERAL PUBLIC TO PARTICIPATE IN AN PUBLIC SALE FOR STOCK CERTIFICATES TO BE SUBSCRIBED BY CARSO GLOBAL TELECOM, S.A. DE C.V., AS THE ISSUER OF THE STOCK CERTIFICATES KNOWN AS TELECOM 04-2.

THE CHARACTERISTICS OF THE STOCK CERTIFICATES SUBJECT OF THE CALL TO THE PUBLIC SALE ARE AS FOLLOWS:

Maximum amount of the Public sale: $1,000,000,000.00 (ONE BILLION PESOS 00/100 MEXICAN CURRENCY).
Number of Stock certificates: 10,000,000 (TEN MILLION) Stock Certificates.
Issuer: Carso Global Telecom, S.A. de C.V.
Type of security: Stock certificates.
Issue Number: Fourth under the Program
Ticker Code: TELECOM 04-2.
Valid term of the Issuance: 2,183 days, or six years (approximately)
Publication date of call to Public sale: September 7, 2004.
Date of Public sale: September 8, 2004.
Date of publication of winners of the Public sale: September 8, 2004.
Registration Date at BMV: September 10, 2004.
Date of publication of placement for information purposes: September 9, 2004.
Issue Date: September 10, 2004.
Liquidation date: September 10, 2004.
Expiration date: September 2, 2010.
Type of Public Sale: One Rate
Mechanism of Public sale: Electronic public sale by means of accessing the webpage www.sipo.com.mx; or by directly contacting the Control Board of the systems operator at telephone numbers 5625-4900 ext. 3664 and 3665.
Reference Rate: Overrate at the rate of ______ at a term of __ (_________) days.
Deadline for receiving bids: September 8, 2004.
Business hours for receiving bids: From 10:00 A.M. to 12:30 P.M.
Total authorized amount of the Program: $7,000,000,000.00 (SEVEN BILLION PESOS 00/100 MEXICAN CURRENCY).
Valid term of the Program: 2.5 years.
Par value of Stock certificates: $100.00 (ONE HUNDRED PESOS 00/100 MEXICAN CURRENCY) EACH.
Rating over issuance granted by Standard & Poor's, S.A. de C.V.: "mxAA". This rating level assumes that there is very strong payment capacity, with respect to both interest and principal and it differs only slightly from the highest rating.

ISSUANCE RATING GRANTED BY FITCH MÉXICO, S.A. DE C.V.: "AA (mex) (Double A)". This implies very strong credit quality with respect to other issuers or issuances in the country. The credit risk inherent in these types of financial obligations differs slightly from higher qualified domestic issuers or issuances.
GUARANTY: The Stock Certificates shall be unsecured and therefore shall have no specific guaranties over them
NUMBER OF PAYMENTS OF INTEREST: The interest caused by the Stock certificates shall be payable each 91 (NINETY ONE) days during the term of the issuance in accordance with the payment schedule that appears under the Sole Certificate and the Supplement, or if such day is not a business day, on the following business day. Only the first period for the payment of interest shall consist of 90 (NINETY) days, in other words, the first payment of interest shall be paid precisely on December 9, 2004.
PENALTY INTEREST: In the event the principal remains unpaid, penalty interest shall be due over the principal; such interest shall be equal to the addition of one point five percent (1.50%) to the Annual Gross Interest Rate of the Stock certificates applicable during each period in which they occur and during which the default continues. The resulting penalty interest shall be payable on demand as of the corresponding date and until the amount of the principal has been paid in full. The amount due as penalty interest must be paid at the domicile of the Issuer in the same currency as the principal.
PLACE AND MANNER OF PAYMENT OF PRINCIPAL AND INTEREST: the place of amortization and the payment of principal and interest shall be the offices of S.D. INDEVAL, S.A. de C.V., Institución para el Depósito de Valores, located at Paseo de la Reforma No. 255, 3er. Piso, Col. Cuauhtémoc, México, D.F., México, and payment shall be made by means of a brokerage firm (according to the securities agent agreement) by wire transfer to INDEVAL.
Amortization of the Principal: In one payment on the expiration date of the issuance in exchange for the corresponding certificate.
Depositary: S.D. INDEVAL, S.A. de C.V., Institution for Securities Deposits.
POSSIBLE PURCHASERS: These Stock certificates may be purchased by: Mexican and foreign individuals and companies, including credit institutions, brokerage firms, insurance and bond companies, investment companies, retirement fund investment companies, pension, retirement and seniority bonus funds, general deposit warehouses, financial lessors, factoring companies and credit unions, in accordance with applicable law.
TAX TREATMENT: This section contains a brief description of certain taxes applicable in Mexico at the time of the acquisition, ownership and disposal of debt instruments such as the Stock Certificates for resident and non-resident investors in Mexico for tax purposes, but does not profess to be an exhaustive description of all the tax considerations that may be relevant to the decision to acquire or dispose of the Stock Certificates. The tax treatment in effect may be modified during the valid term of the Stock certificates. We recommend that all of our investors independently consult their tax advisors regarding the valid legal provisions applicable to the acquisition, ownership and disposal of debt instruments, including the Stock Certificates, before investing in the same. The withholding tax applicable with regarding to interest paid is subject to:
(i) for individuals and companies residing in Mexico for tax purposes:
The applicable withholding rate with regard to the interest paid over the Stock Certificates is subject to the provisions of articles 58 and 160 of the Income Tax Law [Ley del Impuesto Sobre la Renta] in effect as well as article 23 of the Income Law of the Federation for Financial Year 2004 [Ley de Ingresos de la Federación para el Ejercicio Fiscal 2004]; in other words, a rate of 0.5% per year over the amount of the capital applicable over the payment of interest; and
(ii) For individuals and companies residing abroad for tax purposes:
The withholding rate applicable regarding the interest payable over the Stock Certificates is subject to the provisions of articles 179 and 195 of the Income Tax Law and shall depend on the actual beneficiary of the interest.
PLACEMENT AGENTS:
Inversora Bursátil, S.A. de C.V., Brokerage firm, Grupo Financiero Inbursa, and Brokerage firm BBVA Bancomer, S.A. de C.V., Grupo Financiero BBVA Bancomer.
COMMON REPRESENTATIVE:
Banco J.P. Morgan, S.A., Institución de Banca Múltiple, J.P. Morgan Grupo Financiero.

The final characteristics of the issuance of the Stock certificates shall be published by the Issuer on the day following the Public sale by means of the Electronic Communications with Issuers with Securities System [Sistema Electrónico de Comunicación con Emisores de Valores] -EMISNET-, maintained by the BMV, and may be consulted on the web pages of the Mexican Stock Exchange at the webpage www.bmv.com.mx, in the section of Issuer Companies under the subsection of Relevant Events of the Issuer.

The guidelines containing the rules, terms and conditions governing the Public Sale to acquire the Stock certificates referred to herein are at the disposal of the public at large in the Supplement to the Placement Prospectus which can be found on the Mexican Stock Market webpage at: www.bmv.com.mx.

All investor interested in participating the public sale described herein, must first read such terms and conditions.

The stock certificates referred to in this notice shall be registered in the Securities Section of the National Securities Registry under number 2502-4.15-2002-001-04 and are eligible for registration on the corresponding listing on the Mexican Stock Exchange.

The Program Prospectus and the Supplement to the same are found on the webpage and are at the disposal with the Placement agents and may be consulted on the webpage of the Mexican Stock Exchange: www.bmv.com.mx.

The registry in the National Securities Registry does not imply any certification regarding the value or solvency of the issuing party.

México, D.F., September 7, 2004. AUT. CNBV
DGE-572-186542 September 6, 2004.

EXHIBIT J

Relevant Events of CARSO GLOBAL TELECOM, S.A DE C.V.

Date of Receipt at the BMV: September 8, 2004 14:51:00.0

Prefix:
EVENTORE

Ticker Symbol:
TELECOM

Date:
Sept. 8, 2004

Corporate Name:
CARSO GLOBAL TELECOM, S.A. DE C.V.

Place:
MEXICO, D.F.

Matter:
NOTICE OF PLACEMENT FOR INFORMATION PURPOSES SINCE ALL SECURITIES CERTIFICATES HAVE BEEN PLACED (TELECOM 04)

Relevant Events:
CARSO GLOBAL TELECOM, S.A. DE C.V.

NOTICE OF PLACEMENT FOR INFORMATION PURPOSES SINCE ALL SECURITIES CERTIFICATES HAVE BEEN PLACED BASED ON THE SECURITIES CERTIFICATES PROGRAM ESTABLISHED BY CARSO GLOBAL TELECOM, S.A. DE C.V., DESCRIBED IN THE PROSPECTUS OF SUCH PROGRAM FOR AN AUTHORIZED AMOUNT OF UP TO $7,000,000,000.00 (SEVEN BILLION PESOS 00/100 MEXICAN CURRENCY), CARRYING OUT THE THIRD PUBLIC OFFER OF 10,000,000 (TEN MILLION) SECURITIES CERTIFICATES AS DESCRIBED UNDER THIS PLACEMENT NOTICE (THE "NOTICE"), WITH PAR VALUE OF $100.00 (ONE HUNDRED PESOS 00/100 MEXICAN CURRENCY) EACH. AMOUNT OF THE OFFER: $1,000,000,000.00 (ONE BILLION PESOS 00/100 MEXICAN CURRENCY).
CHARACTERISTICS OF THE SECURITIES CERTIFICATES:
NAME OF THE ISSUER: Carso Global Telecom, S.A. de C.V.
AUTHORIZED AMOUNT OF THE PROGRAM: $7,000,000,000.00 (SEVEN BILLION PESOS 00/100 MEXICAN CURRENCY).
SECURITY TYPE: Stock certificates.
VALID TERM OF THE PROGRAM: 2.5 years.
ISSUANCE TERM: Up to 1,455 days equal to approximately four years.
TICKER CODE: TELECOM 04
ISSUANCE NUMBER: Third under the Program.
AMOUNT OF THE ISSUANCE: $1,000,000,000.00 (ONE BILLION PESOS 00/100 MEXICAN CURRENCY).
PAR VALUE OF STOCK CERTIFICATES: $100.00 (ONE HUNDRED PESOS 00/100 MEXICAN CURRENCY) EACH.
PLACEMENT PRICE: $100.00 (ONE HUNDRED PESOS 00/100 MEXICAN CURRENCY) EACH.
NET REVENUE TO BE OBTAINED BY THE ISSUER AS A RESULT OF THIS PLACEMENT: $992,940,856.00 (NINE HUNDRED AND NINETY TWO MILLION NINE HUNDRED AND FORTY THOUSAND EIGHT HUNDRED AND FIFTY SIX PESOS 00/100 MEXICAN CURRENCY).
ISSUANCE DATE: September 10, 2004.
REGISTRY DATE AT THE BMV: September 10, 2004.
LIQUIDATION DATE: September 10, 2004.
EXPIRATION DATE: September 4, 2008.
CALL TO PUBLIC SALE PUBLICATION DATE: September 7, 2004.
DATE OF PUBLIC SALE: September 8, 2004.
DATE OF PUBLICATION OF RESULTS OF PUBLIC SALE: September 8, 2004.
TYPE OF PUBLIC SALE: ONE RATE.
MECHANISM OF PUBLIC SALE: public sale by means of accessing the webpage www.sipo.com.mx
RATING OVER ISSUANCE GRANTED BY STANDARD & POOR'S, S.A. DE C.V.: "mxAA". This rating level supposes that there is very strong payment capacity, with respect to both interest and principal and it differs only slightly from the highest rating.

ISSUANCE RATING GRANTED BY FITCH MÉXICO, S.A. DE C.V.: "AA (mex) (Double A)". This implies very strong credit quality with respect to other issuers or issuances in the country. The credit risk inherent in these types of financial obligations differs slightly from higher qualified domestic issuers or issuances.
GUARANTY: The Stock Certificates shall be unsecured and therefore shall have no specific guaranties over them
INTEREST: As of the issuance date, and as long as they are not amortized, the Stock Certificates shall general annual gross interest over their par value which the Common Representative shall determine on the business day prior to the beginning of each 28 (TWENTY EIGHT) day period (Date of the Determination of the Annual Gross Interest Rate) that shall govern during this period and which shall be calculated in accordance with the following:
Adding 0.75 (zero point seven five) percent to the Interbank Equilibrium Interest Rate ("TIIE") at a term of 28 (TWENTY EIGHT) days (or the substitute rate) capitalized, or as applicable, equal to the number of days elapsed in each period, whether or not published by the Banco de México by the mass media or by any other electronic, computer or telecommunications means, including the Internet, authorizing, for such effects, by such Bank, or if not available, the rate that may be published by such means, on the date of the determination of the corresponding Annual Gross Interest Rate or finally, within the 15 (FIFTEEN) business days prior to the same, in which case the rate published on the business day closest to such date should be used as a basis. In the event that the TIIE rate for a term of 28 (TWENTY EIGHT) days no longer exists or is no longer published, the Common representative shall use, as a substitute rate, the rate published by the Banco de México as the substitute TIIE rate applicable for the term closes to the term mentioned. In order to determine the capitalized yield rate or as applicable, the equivalent to the number of days that actually elapsed in the period in question, for the TIIE rate for the term mentioned above, the Common Representative shall use the formula that appears in the Supplement and in the certificate evidencing the issuance referred to in this Supplement.
The interest accrued over the Stock certificates shall be calculated starting as of their issuance date, and the calculations to determine the rates and interest payable must include the calendar days comprising such respective periods. The calculations shall be carried out to the nearest one-hundredth. The Annual Gross Interest Rate for each period shall not be subject to any change during the same.
The interest caused by the Stock Certificates shall be liquidated approximately every 28 (TWENTY EIGHT) days on the dates provided on the interest payment calendar included under the "Number of Payments of Interest" or if any such date is not a business day, on the following business day.
In order to determine the amount of interest payable during each period, the Common representative shall use the formula that appears in the Supplement and in the certificate evidencing the issuance referred to under the Supplement.
The Common representative shall give written notice to the CNBV and INDEVAL at least 2 (TWO) business days prior to the payment date, of the amount of interest to be paid or the calculation of the interest rate. Furthermore, it shall give notice to the BMV by means of the SEDI (or using the means determined by the same) no later than the business day immediately prior to the payment date, the amount of interest, as well as the Annual Gross Interest Rate applicable for the following period. The applicable Annual Gross Interest Rate shall be published on the date it comes into effect in a newspaper of wide circulation, domestically.
The Stock certificates shall no longer accrue interest starting on the date provided for their payment as long as the Issuer has made the deposit of the amortization and in such case of the corresponding interest, at the offices of INDEVAL, before 11:00 a.m. of that day.
Under the terms of article 74 of the LMV, the INDEVAL and the Issuer agree that the certificate covers the total amount of the same and does not have attached coupons and for all legal effects, the evidence issued by the depositary itself shall substitute such coupons. The amortization of the Stock Certificates shall be carried out in exchange for the delivery of the credit instrument itself on the date provided for its maturity.
Interest accrued by the Stock Certificates shall be paid in accordance with the provisions under the section "Number of payments of interest", or if any such date for payment is not a business day, on the following business day.
PENALTY INTEREST: In the event the principal remains unpaid, penalty interest shall be due over the principal; such interest shall be equal to the addition of one point five percent (1.50%) to the Annual Gross Interest Rate of the Stock certificates applicable during each period in which they occur and during which the default continues. The resulting penalty interest shall be payable on demand as of the corresponding date and until the amount of the principal has been paid in full. The amount due as penalty interest must be paid at the domicile of the Issuer in the same currency as the principal.
AMORTIZATION: In one payment on the expiration date of the issuance in exchange for the corresponding instrument.
TAX TREATMENT: This section contains a brief description of certain taxes applicable in Mexico at the time of the acquisition, ownership and disposal of debt instruments such as the Stock Certificates for resident and non-resident investors in Mexico for tax purposes, but does not profess to be an exhaustive description of all the tax considerations that may be relevant to the decision to acquire or dispose of the Stock Certificates. The tax treatment in effect may be modified during the valid term of the Stock certificates. We recommend that all of our investors independently consult their tax advisors regarding the valid legal provisions applicable to the acquisition, ownership and disposal of debt instruments, including the Stock Certificates, before investing in the same. The withholding tax applicable with regarding to interest paid is subject to:
(i) for individuals and companies residing in Mexico for tax purposes:
The applicable withholding rate with regard to the interest paid over the Stock Certificates is subject to the provisions of articles 58 and 160 of the Income Tax Law [Ley del Impuesto Sobre la Renta] in effect as well as article 23 of the Income Law of the Federation for Financial Year 2004 [Ley de Ingresos de la Federación para el Ejercicio Fiscal 2004]; in other words, a rate of 0.5% per year over the amount of the capital applicable over the payment of interest; and
(ii) For individuals and companies residing abroad for tax purposes:
The withholding rate applicable regarding the interest payable over the Stock Certificates is subject to the provisions of

articles 179 and 195 of the Income Tax Law and shall depend on the actual beneficiary of the interest.
NUMBER OF PAYMENTS OF INTEREST: The interest caused by the Stock certificates shall be payable each 28 (TWENTY EIGHT) days during the valid term of the issuance in accordance with the payment schedule included in the Sole Certificate and in the Supplement; and if such payment date is not a business day, on the next following business day. Only the first period for the payment of interest shall consist of 27 (TWENTY SEVEN) days, that is, the first payment of interest shall be made on 7 October 2004.
PLACE AND MANNER OF PAYMENT OF PRINCIPAL AND INTEREST: the place of amortization and the payment of principal and interest shall be the offices of S.D. INDEVAL, S.A. de C.V., Institución para el Depósito de Valores, located at Paseo de la Reforma No. 255, 3er. Piso, Col. Cuauhtémoc, México, D.F., México, and payment shall be made by means of a brokerage firm (according to the securities agent agreement) by wire transfer to INDEVAL.
POSSIBLE PURCHASERS: These Stock certificates may be purchased by: Mexican and foreign individuals and companies, including credit institutions, brokerage firms, insurance and bond companies, investment companies, retirement fund investment companies, pension, retirement and seniority bonus funds, general deposit warehouses, financial lessors, factoring companies and credit unions, in accordance with applicable law. We recommend that all possible purchasers consult the tax treatment section found under this Supplement.
DEPOSITARY: S.D. INDEVAL, S.A. de C.V., Institution for Securities Deposits [Institución para el Depósito de Valores] ("INDEVAL").
COMMON REPRESENTATIVE: Banco J.P. Morgan S.A., Institución de Banca Múltiple, J.P. Morgan Grupo Financiero.
PLACEMENT AGENTS
INVERSORA BURSATIL, S.A. DE C.V., BROKERAGE FIRM, GRUPO FINANCIERO INBURSA AND
BROKERAGE FIRM BBVA BANCOMER, S.A. DE C.V., GRUPO FINANCIERO BBVA BANCOMER.

EXHIBIT K

Relevant Events of CARSO GLOBAL TELECOM, S.A DE C.V.

Date of Receipt at the BMV: November 9, 2004 17:05:00.0

Prefix:
EVENTORE

Ticker Symbol:
TELECOM

Date:
November 9, 2004

Corporate Name:
CARSO GLOBAL TELECOM, S.A. DE C.V.

Place:
MEXICO, D.F.

Matter:
APPOINTMENT OF THE CHAIRMAN OF THE BOARD OF DIRECTORS

Relevant Events:
México, Federal District. November 9, 2004. Carso Global Telecom, S.A. de C.V. ("Telecom"), announced today that in its Board of Directors Meeting it has appointed Mr. Jaime Chico Pardo as the Chairman of the Board of Directors. Mr. Chico Pardo has been acting as the Vice Chairman of the Board of Directors and is the Vice Chairman of the Board of Directors and CEO of Teléfonos de México, S.A. de C.V.

Mr. Carlos Slim Helú shall continue to act as Honorary Lifetime Chairman and Mr. Carlos Slim Domit shall act as the Vice Chairman of the Board of Directors of Telecom.

Mr. Jaime Chico Pardo holds a degree of Industrial engineering from the Universidad Iberoamericana as well as a MBA from the University of Chicago. He has been the CEO of Teléfonos de México, S.A. de C.V. since joining the company in 1995. He is the Vice Chairman of the Board of Directors of Teléfonos de México, S.A. de C.V. and a member of the Boards of Honeywell International, Inc., Grupo Carso and América Móvil. He has served as the Chairman and CEO of Grupo Condumex and of Corporación Industrial Llantera (Euzkadi/General Tire). He is also a member of the Sponsorship of the Children's Museum of Mexico City [Patronato del Museo del Niño Ciudad de México], the Institute for Connectivity in the Americas (Canada) and the Claremont Graduate University.

Telecom is a purely a controlling company holding other companies' shares which maintains the shareholder control over Teléfonos de México, S.A. de C.V. To December 31, 2003, the shares issued by Teléfonos de México, S.A. de C.V. and owned by Telecom represented 87.49% of the total assets of the same.

EXHIBIT L